Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Arysta LifeScience plcÞ
(Exact Name of Registrant as Specified in its Charter)

Ireland (State or Other Jurisdiction of Incorporation or Organization)	(Company Number: 410477)	Not Applicable (I.R.S. Employer Identification No.)

Arysta LifeScience plc
5 George’s Dock
International Financial Services Centre
Dublin 1, Ireland
+353 (0)1 907 2731

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arysta LifeScience Management Company, LLC
383 Main Avenue Suite 603
Norwalk, Connecticut 06851
USA

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel, Esq. Laura A. Kaufmann Belkhayat, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: (212) 735-3000	Arthur D. Robinson, Esq. John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000

*The registrant is currently an Irish private limited company named Arysta LifeScience Limited and will be converted into an Irish public limited company, or plc, prior to the completion of the offering.

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Ordinary shares, par value $0.01 per share	$100,000,000	$12,880

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes shares granted pursuant to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September 9, 2014

PROSPECTUS

Shares

Arysta LifeScience plc

Ordinary Shares

This is Arysta LifeScience plc’s initial public offering. We are selling  of our ordinary shares.

We expect the public offering price to be between $   and $   per share. No public market currently exists for the ordinary shares. We intend to apply to list the ordinary shares on the New York Stock Exchange under the symbol “ARYS.”

Investing in the ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional   ordinary shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus, solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about  , 2014.

Morgan Stanley			J.P. Morgan
Citigroup	Deutsche Bank Securities	HSBC	Nomura	Jefferies
Piper Jaffray		Macquarie Capital	Rabo Securities

The date of this prospectus is  , 2014.

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

This prospectus includes statistical data, market data, and other industry data and forecasts, which we obtained from market research, publicly available information, and independent industry publications and reports that we believe to be reliable sources. This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state will be made pursuant to an exemption under European prospectus law from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation.

Basis of Financial Presentation

Our consolidated statements for the years ended December 31, 2012 and 2013 included in this prospectus are the first that we have prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Historically, our operations and business were primarily conducted through our wholly owned subsidiary, Arysta LifeScience Corporation, a corporation organized under the laws of Japan, or Arysta Corporation. Prior to 2013, when we completed an internal reorganization of our legal entity structure, we were a holding company.

i

Other than the IFRS consolidated financial statements included in this prospectus, for periods up to and including the year ended December 31, 2012, we have only prepared unconsolidated financial statements in accordance with Irish generally accepted accounting principles, or Irish GAAP, and Arysta Corporation has only prepared consolidated financial statements in accordance with Japanese generally accepted accounting principles, or JGAAP. We prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. The previous GAAP for the purpose of preparing our consolidated financial statements is JGAAP because Arysta Corporation represented substantially all of our activity and its consolidated financial statements in JGAAP were regularly provided to our shareholder, lenders and similar stakeholders. A reconciliation from JGAAP to IFRS is presented in Note 25 to our audited consolidated financial statements elsewhere in this prospectus. Also, presented herein is the JGAAP selected unaudited financial data of Arysta Corporation for the four-year period from 2009 to 2012, the JGAAP unaudited financial statements of Arysta Corporation for the years ended December 31, 2011 and 2012, and management’s discussion and analysis comparing 2012 to 2011. We have supplementally included this previous JGAAP information because we believe it enhances investor understanding of the Company’s financial position and results of operations.

We translate all assets and liabilities of our subsidiaries into their presentation currency, the U.S. dollar, using the spot exchange rate at the end of each reporting period. Income and expense items are translated into U.S. dollars at the average exchange rates for the period.

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” sections and our consolidated financial statements and the related notes, before investing. Unless we tell you otherwise, the information in this prospectus assumes that the ordinary shares offered hereunder are sold at the midpoint of the estimated price range set forth on the cover page of this prospectus and that the underwriters will not exercise their option to purchase additional ordinary shares. In this prospectus, the terms “Arysta,” “we,” “us,” “our” and “the Company” refer to Arysta LifeScience plc and its subsidiaries.

Arysta LifeScience plc

Our Company

Arysta is a leading global provider of crop solutions, with expertise in agrochemical and biological products. We have a solutions-oriented business model that focuses on product innovation to address grower needs. Our solutions are delivered on a local basis, utilizing globally managed patented and proprietary off-patent agrochemical active ingredients and biological solutions, or biosolutions, complemented by a broad portfolio of regionally managed off-patent agrochemical offerings. Biosolutions includes biological stimulants, or biostimulants, innovative nutrition and biological control, or biocontrol, products. Our agrochemical and biocontrol products improve agricultural productivity by protecting crops from weeds, insects and diseases. Biocontrol products offer a broad range of crop protection solutions with, in many cases, the added benefit of reduced synthetic residues. Our biostimulants and innovative nutrition portfolios focus on enhancing plant vigor and nutritional uptake, thus optimizing crop yield and quality. In 2013, we were the world’s 12th largest agrochemical company by revenue according to Phillips McDougall, and we believe we have leadership positions in a number of key markets, including a strong position in Africa. In addition, we believe we have the number two global position by revenue in the high-growth biostimulants market following our March 2014 acquisition of Laboratoires Goëmar, or Goëmar.

We employ a selective, highly targeted market strategy aimed at specific regions and crops where we believe our market position, product portfolio and capabilities enable us to achieve sustainable high growth and profitability and a strong leadership position. Our product portfolio consists of a distinctive suite of both agrochemical and biosolutions products. This breadth of product offerings led us to develop our “ProNutiva” concept that combines agrochemicals with biosolutions. ProNutiva solutions address the full spectrum of protection, nutrition and yield enhancement needs of growers, often with lower residue levels. Our worldwide network of customer-centric local sales teams possesses strong technical expertise, local market knowledge and direct customer contacts. Our sales teams are supported by our core competencies in global portfolio management, marketing, licensing, product development, regulatory and supply chain management. As a result, we are able to offer extensive solutions from our established portfolio and to rapidly develop innovative solutions that align with the evolving needs of our customers. We use information obtained from our customers to fine tune our product offering to ensure that it remains current with the changing needs of our target markets, while maintaining the breadth to provide our customers with comprehensive solutions. Our products serve a broad and diverse geographic mix, focusing on high-growth regions such as Latin America, Africa, the Middle East, Central and Eastern Europe, China and South Asia, which collectively accounted for over 65% of our sales in 2013. Within each region, we focus on the crops and product categories where we can offer the most value for our customers. Our management team executes our strategy across our six segments: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, Life Sciences and, following our acquisition in March 2014, Goëmar; and Corporate.

Our customer-centric sales model, highly targeted market strategy and robust portfolio of crop solutions are supported by our capabilities in product development and registration and our asset-

light business model. Arysta is a leader in developing innovative agrochemical solutions by creating new applications from, and synergistic combinations including, proven agrochemical active ingredients, or AIs. As of June 30, 2014, our extensive product portfolio included over 200 AIs and over 3,600 registrations worldwide. We obtained 155 new product registrations in 2013. We endeavor to generate at least 15% of our annual gross profit from newly registered products and applications that we have introduced during the preceding three years (including products introduced globally for the first time and introductions of existing products to new markets or new applications), which we classify as “New New”. This is an important focus for our long-term business development strategy. We do not conduct any basic research for the discovery of new agrochemical AIs (which involves significant cost and risk); rather, we selectively acquire or license the rights to AIs that we believe will enhance our product portfolio and allow us to capitalize on market opportunities. Within biosolutions, where primary research activity is less costly and can result in a quicker time to market than for agrochemicals, we perform an increasing amount of research and development to further enhance our new product pipeline, with a strong external network of more than 15 research partners. We also conduct research activities at our 72-hectare Agricultural Research and Development Center in Brazil, at our biosolutions research facility in France, which we acquired in our acquisition of Goëmar and at our research laboratory in Valdosta, Georgia.

We have a nimble, asset-light business model that sources AIs from over 800 suppliers and utilizes a balanced mix of toll production and in-house formulation capabilities. We believe this model optimizes our flexibility, reduces production costs, and minimizes our capital expenditures. We operate in over 100 countries and have 13 formulation facilities strategically located in Latin America, Europe, Asia and Africa. With one minor exception, we engage in no direct agrochemical AI manufacturing. Our model helps us to optimize our cost structure by reducing fixed costs which, in turn, provides us with flexibility required to adapt quickly to market changes.

Our Industry

Global crop production is supported by a broad range of industries, including agrochemicals and biosolutions, that seek to deliver solutions to help growers protect and enhance crop yields. The agrochemical industry produces a range of agrochemical products which protect crops from weeds, insects and diseases. Biosolutions encompass a variety of technologies, including technologies designed to increase yield, improve crop quality and manage abiotic stress by enhancing natural plant systems and processes, as well as technologies providing naturally derived and/or lower residue alternatives for insect (and, to a lesser extent, other pest) control. We believe that the current market size for the two industries combined is approximately $60 billion globally. According to Phillips McDougall, the market for agrochemicals grew at a compound annual growth rate, or CAGR, of 6.8% between 2003 and 2013, and we estimate that the biosolutions market has grown at rates in excess of 15% per annum over the past two years.

The agrochemicals and biosolutions industries are supported by strong global macroeconomic trends that we expect will drive demand for increasing crop production and yields. World population growth is expected to continue, particularly in emerging markets, where urbanization is expected to be accompanied by the expansion of the middle class and rising income levels. Increasing demand for meat and crops such as fruits and vegetables is expected to drive demand for agricultural products and, accordingly, crop protection. At the same time, increasing supply constraints from limited available arable land and scarce natural resources such as fresh water drive growing reliance on yield as a source of increased production. Recent sustained high farmer income levels create strong incentives to invest in innovative products such as agrochemicals and biosolutions to maximize yields, increase productivity and protect harvests. In emerging markets, agrochemical adoption rates continue to grow as farmer sophistication increases, providing an important driver for growth. In certain markets, increasing adoption of genetically modified seeds provides the opportunity for increased use of selective agrochemicals as well as biosolutions as part of a resistance management strategy.

The agrochemical market was estimated at $54 billion in 2013, growing at a CAGR of 6.8% between 2003 and 2013. Key market categories include herbicides (44% of the 2013 agrochemical market), insecticides (28% of the 2013 agrochemical market) and fungicides (26% of the 2013 agrochemical market), according to Phillips McDougall. Off-patent products comprise approximately 77% of the agrochemicals market (inclusive of non-crop applications), and the category has been growing at a faster rate than the overall market due to the decreasing pace of AI discovery as well as an increasing number of products becoming off-patent. Proprietary off-patent products, a sub-category that companies such as Arysta and FMC Corporation focus on, are associated with a substantial degree of product differentiation through proprietary formulation or packaging, differentiated market access, or an advantaged supply position. These characteristics enable producers to maintain a stronger market position and higher profitability. Agrochemicals are highly regulated, requiring approval from relevant authorities in every country before an AI or formulated product can be sold locally. Major participants in agrochemicals and biosolutions have strong teams of regulatory experts focusing on obtaining and maintaining registrations for their products swiftly and effectively, which provide a significant advantage in the time and cost to bring a new product to market.

As the pace of AI discovery in agrochemicals has slowed, novel formulations of existing AIs and new technologies such as biosolutions are expected to be increasingly important drivers of innovation in yield enhancement. We estimate that the biosolutions market had approximately $5 billion in sales in 2013 and has grown at a CAGR of over 15% over the past two years. Biosolutions encompass a range of innovative products and novel chemistries that promote physiological responses enhancing crop vigor, yield and/or quality through physiological stimuli often originating from natural sources, sustainable products that utilize novel technologies to optimize plant nutrition and a range of biocontrol products which operate as conventional crop protection products without residues of a synthetic origin.

We believe that biosolutions have the potential to provide market changing solutions to issues such as abiotic stress, nutrient uptake efficiency and crop vigor, which are currently among the most significant causes of yield loss. These issues are not fully addressed by agrochemicals or by genetic modification. Biosolutions represent a relatively small but highly innovative and fast growing market, which we expect to continue to grow substantially faster than agrochemicals.

Our Products

We categorize our products in three core categories: Global Value Added Portfolio, or GVAP, Biosolutions and Regional products. We sell our products to growers, government entities, co-ops, retailers and leading national and regional distributors. Our distribution channels are tailored to the individual markets that we serve as grower purchasing practices vary significantly by country. Our highly technical salesforce works directly with growers to drive sales of products that address growers’ crop protection, yield and quality needs and also works closely with retailers and distributors in key markets. Our products are marketed strategically across our six segments of Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, our Life Sciences business and, following our acquisition in March 2014, Goëmar; and Corporate. We also offer non-crop products (turf and ornamental plants) including plant protection, as well as products through our Life Sciences business, including controlled release fertilizers and animal health products, which include honey bee protective miticides and veterinary products such as vaccines.

Global Value-Added Portfolio

Our GVAP portfolio includes approximately 800 products globally in the herbicides, insecticides and fungicides categories, primarily based on nine patented or proprietary off-patent AIs. Our GVAP portfolio includes products derived from AIs for which we have a strong market position due to differentiated product offerings or supply relationships. We consider the GVAP portfolio to be a key pillar for our sustainable growth. This portfolio has enjoyed strong growth from 2011 through 2013.

Product Line	Products/AIs(1)	Highlights

Herbicides	Select Clethodim	•	#1 global post-emergent grass herbicidal AI for use in oilseed crops, including soybeans, in 2012
		•	Sold in over 60 countries in 2013

	Everest Flucarbazone	•	#3 grass herbicide used for spring wheat in North America by treated acres in 2013
		•	Doubled Canadian market share by treated acres from 2011 to 2013

	Dinamic Amicarbazone	•	#1 herbicide used for sugarcane (ratoon) in Brazil for dry season application in 2012
		•	Treated acres nearly tripled between 2008 and 2013

	Proponit	•	Large global market opportunity
	Propisochlor	•	Strong technical profile

Fungicides	Evito Fluoxastrobin	•	#5 strobilurin in the United States by treated acres, with 56% growth of treated area in 2013 compared to 2012

	Eminent Tetraconazole	•	#1 triazole AI in terms of area treated and #3 triazole brand in 2013 in terms of sales for Brazilian cotton

	SIGMA*DG	•	40% captan market share globally in 2012
	Captan	•	Global broad-spectrum contact phthalimide fungicide, used mostly on fruit crops

Insecticides	Orthene	•	#1 insecticide AI in Japan in 2012
	Acephate	•	#1 acephate brand in Brazil in 2013

Honey Bee Health	Apivar Amitraz	•	Leading global miticide to protect honey bee health, targeting the Varroa mite

(1)	Our products are offered under different brand names throughout the world.

Biosolutions

Biosolutions includes over 700 biostimulants, innovative nutrition and biocontrol products. This portfolio is highly differentiated, primarily protected by trade secrets, and we expect this category to be a significant growth engine in the future. Our ability to offer both biosolutions and agrochemicals as part of one integrated crop solutions package is the foundation of our “ProNutiva” concept, and we believe this integrated approach is a significant part of our long-term strategy that differentiates us from our competitors.

Product Line	Products	Highlights

Biostimulants	Biozyme	•	#1 biostimulant in Mexican fruits and vegetables export market
		•	Approximately 20% biostimulant market share in Brazil in 2013

	Atonik	•	Strong growth in terms of gross profit, mainly driven by Central and Eastern Europe, with strong growth in Poland

	BM 86	•	10% market share in biostimulants in France by sales in 2013 and growing global presence

	BM Headset	•	10% market share in biostimulants used for rice in the United States in 2013

Innovative Nutrition	Poliquel	•	Range of products to provide tailored nutritional solutions for various crops

	Foltron	•	Significant visible effect on plant growth and fruit quality after application

Biocontrol	Kasumin	•	#1 bactericide in Brazil in 2012, produced from fermentation

	Vacciplant	•	Derived from laminarin; stimulates the natural defense of plants with no residue
		•	Registered in 13 geographies, for 10 crops and for 12 diseases of various origins

	Carpovirusine	•	Virus-based insecticide targeting codling moth and oriental fruit moth with 24 registrations globally

Regional

Our Regional portfolio includes a comprehensive range of over 4,000 products based on off-patent AIs that complement our GVAP and Biosolutions portfolios. By design, our Regional portfolio includes a wide range of off-patent agrochemicals because they enable us to accomplish several key strategic objectives:

•	Create customized and comprehensive solutions that more effectively or completely address our customer needs;

•	Achieve critical mass in important new markets; and

•	Establish new grower relationships to promote our GVAP and Biosolutions portfolios.

Complementary to our GVAP and Biosolutions portfolios, our Regional portfolio is an important component of our solutions-oriented strategy. In the markets in which we choose to compete, the breadth of our Regional portfolio allows us to tackle our customers’ challenges throughout the complete crop cycle.

Primary Market	Products/AIs	Category	Highlights

Latin America	2,4-D	Herbicide	•	Centerpiece of a strong and broad portfolio targeting the pasture market

	Tebuthiuron	Herbicide	•	Differentiated formulation for sugarcane
			•	Complementary product for amicarbazone

Africa and the	Pirimiphos Methyl	Insecticide	•	Product for public health and grain storage
Middle East

	Terbuthylazine	Herbicide	•	Key product in maize combo pack offer, together with amicarbazone and mesotrine

North America	Fenhexamid	Fungicide	•	Specialty fungicide in high value horticulture sector

	Nutricote	Fertilizer	•	Controlled-release fertilizer primarily sold into the home and garden market

Europe	Cypermethrin	Insecticide	•	Broad-spectrum insecticide for use on many crops (e.g., cotton, fruits and vegetables)

	Chlorothalonil	Fungicide	•	Key product in the protection of fruits and vegetables, potatoes and peanuts

Asia	Prothiofos	Insecticide	•	Strong complementary offering to the acephate offering for fruits and vegetables in Japan

	Penoxsulam	Herbicide	•	Narrow-spectrum herbicide targeting weed control catering to the important rice market

Our Strengths

We believe that our competitive strengths, as outlined below, position us for strong and differentiated long-term growth relative to other companies in our industry.

Serve an Attractive End Market with Strong Industry Fundamentals

We focus on delivering crop solutions to growers. The crop protection market is supported by an ever-increasing need for higher crop yields and quality. We source and/or formulate and sell innovative agrochemical and biosolutions products to address the needs of growers around the world. According to Phillips McDougall, the agrochemical market has experienced a CAGR of 6.8% between 2003 and 2013. During the same time period, the off-patent agrochemical category (including non-crop applications), which includes proprietary off-patent products, has grown at a CAGR of 7.0% while the patented category (including non-crop applications) grew at 5.0% per annum. We believe the emerging biosolutions market has grown at an even higher rate, which we estimate to be approximately 15% per year over the past two years.

In addition, our geographic exposure is heavily-weighted toward regions we believe are high-growth markets, with more than 65% of our sales in 2013 coming from Latin America, Africa and Middle East, Central and Eastern Europe, China and South Asia. We have significant leadership positions in certain key strategic markets, including a top five position in each of the Brazil pasture and soybean insecticides markets, and a number one position in the agrochemical market in several African countries, including South Africa.

Robust Portfolio of Value-Added Customer Solutions

Our GVAP and Biosolutions portfolios support our global customer base across all regions. The products within these portfolios are generally protected by patents (which we primarily acquire or license from others), trade secrets, proprietary formulations and/or strong brands or registration positions that discourage new entrants. These products, along with their corresponding AIs, form the foundation of our ability to deliver innovative customer solutions. We have acquired or licensed the rights to over 900 patents to support our GVAP and Biosolutions products. We also actively pursue new product development, acquisitions and licensing opportunities for both portfolios.

Our GVAP portfolio includes patented and proprietary off-patent herbicides, insecticides and fungicides, in addition to life sciences products. These products typically have leading market positions in target segments and differentiated profitability when compared to Regional products. An example is Select, based on clethodim, which was the number one global post-emergent grass herbicidal AI for use in oilseed crops, including soybeans, in 2012. Further, we have implemented our “ProNutiva” marketing concept, which combines agrochemical crop protection (utilizing products from our GVAP and Regional portfolios) with biosolutions to deliver integrated solutions that address a wider range of grower challenges, such as increasing crop yield and quality while minimizing chemical inputs which helps the grower meet growing public demand for food with lower chemical residues. For example, in Brazil we assembled a complete set of branded products to offer a through-the-season weed control solution for sugar cane centered on two GVAP products, Dinamic and Centurion, two complementary Regional products, Lava and Dizone, and a Biosolutions product, Biozyme.

Our Biosolutions portfolio includes biostimulants, innovative nutrition and biocontrol products. Biosolutions have become a major focus of agronomic research and have the potential to drive greater improvements in crop yield and quality, including reduced residues, than those achieved by agrochemicals alone. While a number of large agrochemical participants have begun to develop capabilities in biosolutions, we believe that we are at the forefront of this sector with a leading presence in biostimulants and rapidly expanding offerings in innovative nutrition and biocontrol. We believe that our focus on biosolutions offers excellent long-term growth prospects. We have strengthened our position further in the biosolutions sector with our recent acquisition of Goëmar, which provides us with over 40 years of scientific experience and reinforces our strong position in biostimulants. Through the combination of Goëmar and our existing biostimulants platform, we believe we have the number two global position in biostimulants.

We believe our leadership in biosolutions, combined with the strength of our GVAP and Regional portfolios, meaningfully enhances our ability to provide tailored solutions that anticipate and meet grower needs. Our ability to offer both agrochemicals and biosolutions as part of one integrated crop solutions package is the foundation of our “ProNutiva” concept, and we believe this integrated approach is highly differentiated relative to our competitors.

Highly-Localized, Customer-Centric Agronomic Sales and Marketing Teams with “Close-to-Grower” Focus

We employ a customer-centric sales and marketing force of over 1,300 professionals worldwide as of December 31, 2013 (approximately 46% of our employees). These professionals have strong technical expertise, local market knowledge and deep customer relationships. Our “close-to-grower” focus is a core component of our operating philosophy and generates robust knowledge of local grower needs. We use continuous feedback from our sales team in the field to anticipate grower needs, respond rapidly to changing market conditions and deliver customized, value-added solutions for our customers. We have the ability to identify and investigate specific unmet needs and draw on the full breadth of our GVAP, Biosolutions and Regional product portfolios to develop custom crop solutions. For example, based on grower feedback collected by our sales team, we launched Kasai-S, an innovative mixture of kasugamycin (a GVAP product) and tricyclazole (a Regional product) which is the first mixture of its kind introduced in Vietnam to control the growing panicle blast and leaf disease, which is becoming an increasing threat and challenge to rice growers in the region. This short and efficient feedback loop is an important source of new product ideas and helps guide our development focus and capital allocation decisions. We also take advantage of opportunities to provide growers with a tailored suite of solutions for their particular crops, applications and regions. We believe our extensive Regional product portfolio enables our local teams to be even more nimble, flexible and responsive to local and niche customer needs by supplying them with a broader range of AIs in a way that maximizes value to the grower. In addition, we place a heavy emphasis on providing valuable customer education and industry stewardship as an integral part of our sales and marketing efforts, further enhancing our grower relationships.

Effective Centralized Marketing, Product Development and Registration Capabilities

Our global marketing group works closely with our regional businesses, through globally managed category teams, to prioritize ideas for product development and to identify AI targets for licensing and acquisition. Global category teams include representation from all regions and operational functions, and define and implement the growth strategy associated with our GVAP and Biosolutions portfolios. Three global category teams are currently in place: Herbicides; Fungicides and Insecticides; and Biostimulants and Innovative Nutrition. Our global marketing team focuses on identifying opportunities to address unmet needs in attractive markets through the identification of AIs that can be effectively brought to market utilizing our development, regulatory, formulation and distribution capabilities. We do not engage in AI discovery in agrochemicals and our robust pipeline of agrochemical growth projects focuses on opportunities for development of new products based on acquired, licensed, or off-patent AIs. Our global marketing team is engaged in each step of bringing a product to market. Upon identifying (and if necessary, acquiring or licensing) a key target AI and generating ideas for innovative new products, the team works closely with all of our operational functions such as our registration, legal and supply chain teams to efficiently develop and commercialize the new products.

Our product development capabilities are supported by our specialized and experienced regulatory team, which has a strong and successful track record of obtaining registrations expeditiously to support our product strategy. We hold over 3,600 registrations in over 100 countries and obtained 155 new registrations in 2013.

Highly Flexible, Asset-Light Supply Chain Model

We have established a nimble and integrated supply chain with the capability to source materials from over 800 suppliers in different markets to create a cost-effective and reliable supply chain and utilize a balanced mix of toll and in-house formulation capacities. We engage in virtually no direct agrochemical AI manufacturing. Instead, we purchase agrochemical AIs from third-party manufacturing partners and, when feasible, complete differentiated formulations close to the point of delivery. Our team carefully selects third-party supplier partners and our technical personnel work closely on the ground with our partners to further monitor their processes and ensure that our quality requirements are met and that controls are in place. We believe this approach provides us with a competitive advantage in terms of cost, product quality and reliability. We carefully manage our supplier base, aiming to avoid single-source supply for any individual raw material, which allows us to maintain favorable supplier terms and conditions while helping insulate us against supply disruptions caused by raw material unavailability, weather, natural disasters, work stoppages and other factors. We have increased our percentage of materials sourced from countries with generally low manufacturing costs, principally China and India, from 25% in 2010 to 57% in 2013, while maintaining our high standards of product quality. We also continue to work on supply chain efficiencies in sourcing and procurement, manufacturing and logistics. Our outsourcing model allows us to optimize our cost structure by reducing fixed costs which provides us with flexibility to adapt quickly to market changes. Additionally, we believe our model allows us to reduce capital expenditure requirements and lower our exposure to utilization drop-offs, facility closures, and certain manufacturing-related environmental risks.

Diversified, Well Balanced Business Mix; Highly Resilient Throughout Cycles

We have a highly diversified business mix that is well balanced across regions, crops, products and customers. No single customer accounted for more than 2% of our total sales in 2013. With the exception of soybeans, which we believe represented 15% to 20% of our total sales, no single crop accounted for more than 10% of our total sales in 2013. Our diversified geographic mix limits our exposure to any single region or country and reduces exposure to weather risk while providing a balance to the natural seasonality in our business. For example, in 2012, the adverse impact of the North American drought was partially offset by better-than-expected growth in Brazil. In 2013, 39% of our segment sales were in Latin America; 19% in Africa and Western Europe; 12% in North America; 15% in Japan and Central/Eastern Europe; and 14% in China, South Asia and our Life Sciences business.

Our significant business diversification also creates a resilient business profile with considerable stability throughout economic cycles. During the last industry downturn from 2008 through 2010, coinciding with the global financial crisis, we were able to grow our consolidated segment income and expand margins by 175 basis points, or bps (based on the JGAAP financial results of our Japanese subsidiary, Arysta Corporation). For a definition of Arysta Corporation’s consolidated segment income, please see “Selected Consolidated Financial Data—Selected Unaudited Consolidated Financial Data of Arysta Corporation (in accordance with JGAAP).” This was primarily driven by our highly targeted market strategy which reduced our reliance on broad-based commodity products (notably, glyphosate). Despite the broader downturn, we were able to continue growing in the selected regions, crops and products in which we chose to compete. For example, the ten most common AIs industry-wide (including glyphosate) contributed less than 10% of our revenues in 2013 versus an industry average of 23%. We believe our resilience throughout economic cycles is further supported by our lower fixed cost structure due to our asset-light production model and a flexible supply chain strategy that enables us to reduce procurement costs.

Experienced Management Team

Our current senior management team has overseen a strong track record of growth and profitability. Our Chief Executive Officer, Wayne Hewett, joined Arysta in 2009 with a mandate to further our efforts to drive global operational excellence and to execute our growth plan and Company-wide initiatives. Since 2009:

•

we increased segment sales in Latin America and Africa, our key target regions, excluding currency impacts, by 20% and 8%, respectively, from 2012 through 2013 on an IFRS basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Results of Operations—Segment Results—Segment sales”);

•

we increased segment sales in Latin America and Africa, excluding currency impacts, by 54% and 45%, respectively, from 2009 through 2012 on a JGAAP basis (see “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation—Segment Results Trends—Segment sales”);

•

we grew consolidated segment income, excluding currency impacts, by 10% from 2012 through 2013 on an IFRS basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Segment Results—Segment income”);

•

we grew consolidated segment income, excluding currency impacts, by 35% from 2009 through 2012 on a JGAAP basis (see “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation Segment Results Trends—Segment income”);

•	we expanded our GVAP portfolio organically, through multiple growth initiatives, and through strategic global licensing transactions such as fluoxastrobin in 2012 and tetraconazole in 2013;

•	we expanded our Biosolutions platform both organically and through multiple licensing deals and the acquisition of Goëmar in 2014; and

•	we centralized our global core competencies, such as supply chain and marketing and drove best practices through the global organization.

The heads of our business units are comprised of industry veterans with significant industry experience, as well as experience in successfully completing and integrating acquisitions, and those skills are complemented by strong functional expertise from varied management roles prior to Arysta. Our management team has both deep knowledge of country-specific regulatory processes and requirements and a higher level of global coordination across regions that we believe differentiates us in our industry.

Our Strategy

Continue to Develop Leadership in Innovative, Customer-Centric Solutions

We seek to enhance growth and profitability through a differentiated solutions-oriented approach supported by our GVAP, Biosolutions and Regional portfolios. We intend to leverage our strong relationships with growers and distributors, as well as our centralized capabilities in portfolio development, marketing, licensing, formulation and registration, to develop products that anticipate and satisfy growers’ needs. We believe we are at the forefront of innovation in the biosolutions business where we can use our expertise to develop solutions for new and emerging issues in the agricultural industry. We will continue to apply our expertise in both conventional crop chemistry and biosolutions through our “ProNutiva” concept which we recently introduced. ProNutiva combines agrochemical crop protection (utilizing products from our GVAP and Regional portfolios) with biosolutions to deliver integrated solutions that address a wide range of grower challenges. Our ability to leverage a broad agrochemical product portfolio in combination with market-leading biosolutions products (in twin packs or premix formulations) enables us to provide differentiated solutions to optimize yield and crop quality, often with lower chemical residues.

Selective, Highly Targeted Market Participation

We intend to continue employing a selective, highly targeted market participation strategy that we believe is fundamental to our historic and future success. We are highly focused on targeting crops, regions, products and combinations thereof that we believe offer the best opportunities for sustained growth and profitability.

Our key criteria for evaluating market opportunities include the potential to enhance our long-term growth and margin profile, as well as the potential for near-term earnings and our ability to leverage our competitive strengths to obtain a profitable leadership position. Our process aims to balance crop market outlook with a selection of geographies and markets that complement our existing strengths and offer attractive financial returns. We expect to continue to make new investments in products and end markets that we believe will result in strong future performance.

We constantly monitor and evaluate our portfolio to ensure that it remains differentiated and focused on selected opportunities, while managing exposure to high-volume, low-margin products. As a result of our selective market participation strategy, we are significantly less reliant than many of our competitors on broad-based commodity agrochemicals where purchasing decisions are primarily driven by price and where we would have limited opportunities to differentiate our offerings.

Continued Focus on High-Growth Markets

We focus on maintaining a strong presence in markets we believe are poised for rapid growth. As we continue to build our business platform in those regions, we expect continued growth and enhanced profitability over time. We believe our sales force has the ability to generate increasing demand through customer education as we leverage our customer relationships to offer growers a wide range of value-added products and solutions. In addition, we expect to experience benefits of scale from additional sales volume. Our high-growth market strategy focuses on countries and crops where we see attractive market fundamentals and where our strengths in marketing, portfolio development, registration and customer education can add value for growers.

We substantially increased the proportion of our sales derived from high-growth markets (Latin America, Africa, the Middle East, Central and Eastern Europe, China and South Asia) to over 65% in 2013, driven by sales growth during the period. In Africa, we believe we have one of the largest local presences among global agrochemical companies, with over 90 retail locations owned or operated through partnerships. We have leading positions in several key countries, including South Africa, Ivory Coast, Burkina Faso and Mozambique, which creates a significant competitive advantage for growing our business on the continent. Additionally, we have strong market positions in selected countries in Central and Eastern Europe (Poland, Hungary) and South Asia (Vietnam, Myanmar) as well as select key categories in Brazil, Mexico, Colombia and Chile.

Maintain Open-Innovation Model and Continue Selective Acquisition Strategy

We are focused on constant innovation and development of new products to enhance our portfolio and presence in key markets. Within the agrochemicals space, we focus on developing our portfolio of AIs through selective acquisitions and licensing of proprietary and proven AIs that are complementary to our portfolio and that can enhance our market access. This approach allows us to leverage our core strengths and optimize research and development expenditures, as well as to reduce the economic risks of failed AI discovery. We are also able to accelerate product development by gaining access to already established AIs (preferably at an early stage), technologies and know-how through acquisitions and licenses. Our focus on product acquisitions and licensing has intensified in recent years and we have acquired or licensed more than six important agrochemical AIs since 2012. For example, our license of fluoxastrobin has meaningfully added to our gross profit in 2013 through cost savings and the global expansion of our sale of the molecule, and has led to over 30 registration submissions since 2012.

Within the biosolutions space, we believe there is significant untapped potential for discovery of new AIs and technologies addressing currently unmet needs, while the research and development costs and time to market are significantly lower than in agrochemicals. We believe we are an innovation leader in biosolutions, having been active in the industry, directly or through acquisitions, for over 40 years. Our biosolutions AI research and development capabilities were further enhanced by our recent acquisition of Goëmar in 2014. We intend to continue to leverage this expertise to develop new biosolutions products and will continue to evaluate and pursue additional acquisition opportunities that will further enhance our position.

Additionally, we intend to continue to pursue selective market-access acquisitions intended to serve as gateways to enter new markets where we can leverage our GVAP, Biosolutions and Regional portfolios across market relationships.

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	The high level of competition in our industry can lead to pricing pressure, reduced margins or the inability of our products to achieve market acceptance.

•

We are exposed to political, legal and other risks inherent in doing business in many countries, especially developing countries with emerging markets, and conditions in the agricultural industry, in particular, may adversely impact our business.

•	Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.

•	Increases in the cost of the raw materials and other production costs, including AIs, labor and energy utilized for our products, may have an adverse impact on our results of operations.

•	Our investments in biosolutions are risky and may not be profitable.

•	We may be required to pay substantial damages for product liability or personal injury claims or other legal proceedings.

•

Our products are highly regulated by governmental agencies in the countries where we do business. Our failure to obtain regulatory approvals, to comply with ongoing and changing registration and regulatory requirements, or to maintain regulatory approvals would have an adverse impact on our ability to market and sell our products.

•	Adverse weather conditions and other natural phenomena can adversely affect our results of operations and financial condition.

•

If we are unsuccessful in keeping pace with technological developments or changing customer preferences for products, our business prospects, results of operations and financial condition could be materially and adversely affected.

•	We use hazardous materials in our business and are subject to regulation and potential liability under environmental laws.

•

We are subject to anti-corruption, anti-bribery and anti-kickback laws in the jurisdictions in which we operate, including, for example, the U.S. Foreign Corrupt Practices Act, or FCPA, and the United Kingdom Bribery Act of 2010, or the UK Bribery Act, and our failure to comply with these laws and the regulations promulgated thereunder could result in penalties which could adversely affect our reputation, business and financial condition.

•

We may be unable to ensure compliance with international trade restrictions and economic sanctions laws and regulations, especially when we sell our products to distributors over which we have limited control, and failure to comply with international trade restrictions or economic sanctions laws and regulations could adversely affect our business, results of operations and financial condition. Changes to international trade restrictions and economic sanctions laws and regulations could also adversely affect our business, results of operations and financial condition.

Our Principal Shareholder

Founded in 1985, Permira is an international private equity firm with a European heritage that advises funds with total aggregate capital of approximately $34.0 billion. Permira operates from 12 offices globally with over 120 professionals from 25 countries. The firm has been present in the United States since 2002 with offices in New York and Menlo Park.

Permira has a proven record of partnering with management to drive sustainable growth with a focus on business transformation. Over the past 29 years, Permira funds have made approximately 200 private equity investments. The fund follows a sector based approach in five dedicated global teams: industrials; consumer; technology, media and telecommunications; financial services; and healthcare.

Permira funds have made a number of recent investments in industries in or adjacent to the agricultural sector, including CABB International (specialty chemicals), PHARMAQ Holding AS (aquaculture), Netafim Ltd. (irrigation solutions) and the Provimi Group (animal feed solutions), as well as Arysta.

Corporate History and Information

Arysta Corporation was created through the spin-off and merger of the agrochemical interests of two Japanese trading companies, Tomen Corporation and Nichimen Corporation, in February 2001, and has grown organically and through a series of business and product acquisitions. In 2008, the Company, an entity owned by funds managed by Permira, acquired Arysta Corporation. After giving effect to this offering (without exercise of the underwriters’ over-allotment option), Permira will beneficially own approximately  % of our issued and outstanding ordinary shares.

Arysta LifeScience Limited was incorporated as a private limited company on November 7, 2005. Our legal and commercial name will be Arysta LifeScience plc upon re-registration as a public limited company, or plc, prior to completion of this offering.

Our registered office is located at 5 George’s Dock International Financial Services Centre Dublin 1, Ireland and our telephone number is +353 (0)1 907 2731. Our website is

www.arystalifescience.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Unless the context otherwise indicates or requires, Arysta and all product names and trade names used by us in this prospectus are our trademarks, some of which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for some of such marks in this prospectus, all rights to such trademarks are nevertheless reserved. This prospectus contains additional trade names and trademarks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The following chart sets forth our organizational structure prior to this offering.

The Offering

Ordinary shares we are offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full)
Ordinary shares to be outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full)
Option to purchase additional shares

We have agreed to allow the underwriters to purchase up to   additional shares from us, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus, solely to cover over-allotments.

Proposed NYSE symbol	We intend to apply to have our ordinary shares listed on the New York Stock Exchange under the symbol “ARYS.”
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $   million, or approximately $   million if the underwriters exercise their option to purchase additional ordinary shares, in full, based on an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering to repay existing debt and for general corporate purposes. See “Use of Proceeds.”
Risk factors

Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the continued development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. Our ability to pay dividends on our ordinary shares is limited by restrictions on us, including restrictions under the terms of the agreements governing our existing indebtedness and future indebtedness. Furthermore, as a matter of Irish law, the ability to pay dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase up to additional ordinary shares from us; and

•	gives effect to the recapitalization of our share capital from one share to shares on , 2014 and to the Irish reorganization of the Company into a plc.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods and dates indicated. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The consolidated income statement for the years ended December 31, 2012 and 2013 and the consolidated balance sheet as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. Our consolidated financial statements for the years ended December 31, 2012 and 2013, which are included in this prospectus, are the first consolidated financial statements prepared in accordance with IFRS. For more information, see Note 25 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

	Years ended December 31,
	2012		2013
	(U.S. dollars in thousands, except per share data)
Consolidated income statement data:
Continuing operations
Sales		$1,468,075		$1,508,925
Cost of goods sold		(954,336)		(979,335)

Gross profit		513,739		529,590

Selling, general and administrative expense		(345,439)		(347,759)
Other operating income(1)		6,592		5,732
Other operating expense(2)		(6,409)		(49,979)

Operating income		168,483		137,584

Interest income		24,983		24,293
Other financial income		631		9,071

Financial income		25,614		33,364

Interest expense		(135,689)		(134,595)
Other financial expense		(92,340)		(70,091)

Financial expense		(228,029)		(204,686)

Income (loss) before tax from continuing operations		(33,932)		(33,738)

Income tax benefit (expense)		(45,078)		(47,593)

Income (loss) after tax from continuing operations		$(79,010)		$(81,331)

Discontinued operations
Income (loss) after tax from discontinued operations		(73,092)		(12,104)

Net income (loss)		$(152,102)		$(93,435)

Attributable to:
Arysta LifeScience Limited shareholder		$(160,802)		$(102,629)
Non-controlling interests		8,700		9,194

Net income (loss)		$(152,102)		$(93,435)

Earnings per share from continuing operations(3)	$		$
Earnings per share from discontinued operations(3)

Basic and diluted earnings (loss) per share(3)	$		$

Weighted average shares used to compute earnings (loss) per share(3)
Basic and diluted(3)

	As of December 31,
	2012	2013
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$112,390	$258,565
Total current assets	1,129,157	1,306,802
Total assets	2,857,096	2,706,576
Total current liabilities	854,412	691,886
Long-term debt	1,416,884	1,589,649
Total liabilities	2,457,349	2,449,912
Total equity	399,747	256,664
	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)

Other financial data:
Consolidated segment income (including Corporate)(4)	$276,026	$284,606

(1)

Other operating income consists of our proportionate share of earnings from equity investments, in which we have significant influence but not ultimate control, gains on the disposal of fixed assets and other items of income, both recurring and non-recurring. For the year ended December 31, 2012, other operating income included an impairment reversal of $5.1 million, earnings on equity method investments of $0.6 million, gains on disposal of fixed assets of $0.6 million and other items in the amount of $0.2 million. In 2013, other operating income included earnings on equity method investments of $0.8 million, gains on disposal of fixed assets of $0.3 million and other items in the amount of $4.7 million.

(2)	Other operating expense includes loss or disposal of fixed assets ($0.8 million in 2012 and $0.9 million in 2013) and impairment losses ($5.6 million in 2012 and $49.1 million in 2013).

(3)	As adjusted to give effect to the recapitalization of our share capital from one share to shares on , 2014 and to the Irish reorganization of the Company to a plc.

(4)

Consolidated segment income is defined as consolidated net income (loss) before depreciation and amortization; other operating income (expense), net; financial income (expense), net; income tax benefit (expense); income (loss) after tax from discontinued operations; and other adjustments permitted by our existing credit agreement. For further information on our credit agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Liquidity and Capital Resources.” Consolidated segment income reflects all our segments, including our Corporate segment.

We present consolidated segment income, which is a measure of profit or loss in accordance with IFRS, in Note 3 to our audited consolidated financial statements.

You should consider consolidated segment income together with the other financial information set forth in our audited consolidated financial statements. Consolidated segment income:

•	does not reflect cash requirements or working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	does not reflect our income tax expense or the cash requirements to pay our taxes;

•	does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

does not reflect depreciation and amortization, but the assets being depreciated and amortized will often require replacement in the future, and consolidated segment income does not reflect any cash requirements for such replacements; and

•	does not include other adjustments permitted under our existing credit agreement.

The table below sets forth a reconciliation of our consolidated segment income to our net income (loss) for the periods indicated.

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Net income (loss)	$(152,102)	$(93,435)
Depreciation and amortization	74,163	66,554
Other operating (income) expense, net(a)	(183)	44,247
Financial (income) expense, net(b)	202,415	171,322
Income tax (benefit) expense	45,078	47,593
(Income) loss after tax from discontinued operations	73,092	12,104
Other credit agreement adjustments(c)	33,563	36,221

Consolidated segment income (including Corporate)	$276,026	$284,606

__________

(a)

Represents the net of other operating income and operating expense. For the year ended December 31, 2013, other income (expense), net included impairment losses of $49.1 million and other items set forth in Note 7 to our audited consolidated financial statements. For the year ended December 31, 2012, other income (expense), net included an impairment reversal of $5.1 million, impairment losses of $5.6 million and other items set forth in Note 7 to our audited consolidated financial statements.

(b)	Represents the net of financial income and financial expense. See Note 9 to our audited consolidated financial statements.

(c)

Reflects adjustments consistent with our existing credit agreement that are permitted to be made when computing EBITDA (as defined in the existing credit agreement) for any given period under such agreement. Adjustments permitted under our existing credit agreement include items such as restructuring costs, costs related to a debt refinancing, consulting fees paid to Permira, or Sponsor Payments, expenses related to mergers and acquisitions, business optimization expenses and, unusual or non-recurring charges.

For the year ended December 31, 2013, we reported $36.2 million in adjustments under our existing credit agreement. Approximately one–half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as certain items that would have been included as extraordinary gains or losses under JGAAP are not permitted to be included as such under IFRS, with the other half related to other adjustments permitted under our existing credit agreement, which were comprised of unusual or non-recurring charges.

For the year ended December 31, 2012, we reported $33.6 million in adjustments under our existing credit agreement. Approximately one–half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as described above with the other half related to other adjustments permitted under our existing credit agreement, which were comprised of unusual or non-recurring charges.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our ordinary shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Strategy

The high level of competition in our industry can lead to pricing pressure, reduced margins, or the inability of our products to achieve market acceptance.

Many entities are engaged in sales of agrochemicals and biosolutions. Our competitors include major multinational agrochemical companies such as BASF SE, Bayer AG, Syngenta AG, E. I. du Pont de Nemours and Company and The Dow Chemical Company, as well as a number of Japanese participants and a variety of similar biosolutions companies. Many of these organizations have longer operating histories, significantly greater resources, greater brand recognition, and a larger base of customers than we do in one or more of the markets in which we sell our products. As a result, they may be able to devote greater resources to the research and development, manufacturing, formulation, promotion, or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition, or more readily take advantage of acquisition or other opportunities.

The competitive landscape for biosolutions is less well-established than for agrochemicals because it is a newer and less mature area that remains in development. We compete with biosolutions providers that have similar product claims and offer potential functional substitutes for our products. Customer education and corresponding demand creation is a critical element of competing within the biosolutions sector. Current competitors include Stoller S.A., Novozymes Biopharma A/S, Verdesian LifeSciences, LLC, Bayer Crop Science Inc. (AgraQuest), Valagro SpA, BASF SE (Becker Underwood Inc.), Plant Health Care plc and various others. Potential new competitors include entry by existing crop protection companies as well as the formation of new agricultural technology companies.

In many of the markets in which we compete, the number of products available to growers is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers to produce. As a result, we anticipate that we will continue to face new and different competitive challenges.

Although pricing of products is only one of a series of factors affecting competition, it intensifies the competitive environment in our industry. Our results can be significantly affected by movements in commodity crop prices. For example, when commodity crop prices are depressed, the result can be not only reduced sales but also competitive price pressure in certain of our markets. If our competitors initiate price-cutting, we may experience lower sales or be required to take actions to retain our customers and attract more customers, which could adversely affect our profitability. Increased competition from existing or new competitors could result in price reductions, increased competition for raw materials, reduced margins, or loss of market share, any of which could materially and adversely affect our business and its operating results and financial condition. This is particularly true given the absence of the development of “blockbuster” agrochemicals in recent years as current treatments address most of the growers’ needs, which could result in competitors initiating price discounting to gain market share.

In addition, if the prices at which our customers sell their crops increase or decrease, the demand for our products may change. If the demand for our products decreases, there could be a significant impact on our business in the applicable location or region, resulting in a material adverse effect on our revenues and results of operations. Furthermore, if crop prices are too low, the use of products to enhance yields is often not justified, since the financial benefit to the grower is diminished. Therefore, this can lead to a significant reduction in demand, adversely impacting our results of operations.

We are exposed to political, legal, and other risks inherent in doing business in many countries, especially developing countries with emerging markets, and conditions in the agricultural industry, in particular, may adversely impact our business.

We operate globally through our six reporting segments: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, our Life Sciences business and, following our acquisition in 2014, Goëmar; and Corporate. Within those segments, we operate in a substantial number of less developed countries and emerging markets. Accordingly, our business is subject to risks related to the differing and evolving legal, regulatory, political, social, and economic requirements and conditions of the many jurisdictions in which we operate. Risks inherent in international operations, and particularly in less developed countries and emerging markets, include, for example, the following: unpredictable changes in relative prices and rates of economic growth; currency exchange fluctuations; unpredictable tax policies and trade regulations; restrictions on repatriation of cash and other exchange controls; less developed and less reliable judicial and administrative systems, which can render contractual rights unenforceable; reduced protection of intellectual property rights; the imposition of trade sanctions, resulting in lost access to customers and suppliers in the targeted countries; increased prevalence of bribery and other forms of corruption, and the costs associated with implementing and maintaining effective compliance programs; labor strikes; unsettled political, social, or economic conditions; public health issues or epidemics; war, terrorist activities, or other armed conflict; any of which could adversely affect our business, financial condition, results of operations, and cash flows.

Local, regional, and global economic conditions can cause fluctuations in demand for our products and volatility in the prices of raw materials and other costs that can negatively affect our business and intensify the impact of economic cycles on our operations. Our businesses are sensitive to changes in local or widespread economic conditions. Our operations may be negatively impacted by supply and demand instability in the agricultural industry, as a whole and in particular segments within the industry, and by the effect of that instability on suppliers, customers, distributors, and growers. Accordingly, financial crises and economic downturns anywhere in the world can adversely affect our results of operations, cash flows, and financial condition.

In addition, governmental policies, including farm subsidies, tariffs, tenders, and commodity support programs, as well as other factors beyond our control, such as the prices of fertilizers, seeds, water, energy and other inputs, and the prices at which crops may ultimately be sold, all influence the number of acres planted, the mix of crops planted, and the demand for agrochemicals and biosolutions. In particular, the timing of tenders from governments, as well as our other customers, including commercial, state-owned companies and large corporate growers, may have a material impact on our results of operations and financial condition. If agricultural production declines and demand for our products decreases, our revenues would decline, adversely affecting our results of operations and financial condition.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.

We conduct our business in many different currencies. Accordingly, currency exchange rates affect our operating results. The effects of exchange rate fluctuations upon our future operating results are unpredictable because of the number of currencies in which we do business and the potential volatility of exchange rates. Our goodwill and intangible assets are also subject to the effects of exchange rate fluctuations because these assets are primarily denominated in Japanese Yen. We are also subject to the risks of currency controls and devaluations. Currency controls may limit our ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect our liquidity. Currency devaluations could also negatively affect our operating margins and cash flows. For example, if the U.S. dollar were to strengthen against a local currency, our operating margin would be adversely impacted in the country to the extent significant costs are denominated in U.S. dollars while our revenues are denominated in such local currency. We operate in countries which have experienced hyperinflation in recent years, which amplifies currency risk.

We currently maintain hedging contracts that would only partially limit our exposure to exchange rate fluctuation. To the extent such hedging contracts are deemed “ineffective” under applicable accounting policies, we will record movements in the value of such hedging contracts, even if unrealized, in the income statement. In addition, our hedging arrangements would become ineffective to the extent our hedging counterparties become insolvent or otherwise unable to meet their obligations under our hedging contracts.

Increases in the cost of the raw materials and other production costs, including AIs, labor, and energy utilized for our products, may have an adverse impact on our results of operations.

The cost of raw materials, including AIs, as well as labor and energy, in the aggregate, represents a substantial portion of our cost of goods sold. The prices and availability of the raw materials, labor and energy we utilize vary with market conditions and may be highly volatile. In recent years we have experienced volatility in the cost of our inputs, especially in the costs of AIs, resulting in increasing cost of goods. In addition, changes in laws and regulations affecting our products or our suppliers or customers intended to address climate change concerns may adversely impact our costs of production or otherwise result in an adverse effect on our business. Moreover, future inflation in the cost of certain key commodities could result in additional increases in AI cost.

Although we have attempted, and will continue to attempt, to match increases in the prices of raw materials, labor, and energy with corresponding increases in product prices, we may not be able to raise product prices, immediately or at all. Ultimately, our ability to pass on increases in the cost of raw materials, labor, or energy to customers is highly dependent upon market conditions. Specifically, there is a risk that raising prices charged to our customers could result in a loss of sales volume. In the past, we have not always been able to pass on increases in the prices of raw materials, labor, and energy to our customers, in whole or in part, and there will likely be periods in the future when we will not be able to pass on these price increases. In addition, reactions of our customers and competitors to our price increases could cause us to reevaluate and possibly reverse such price increases, which could also negatively affect our results of operations.

Our investments in biosolutions are risky and may not be profitable.

We have invested and expect to continue to invest in biosolutions businesses and products. While certain biosolutions products have been in the market for years, biosolutions as a whole is a new and evolving area of our industry without a history against which to measure growth and without an established presence in most markets. Biocontrol products work most effectively when used in combination with agrochemicals and have been used as standalone applications in areas of low pest pressure. The demand for biosolutions products is increasingly driven by the desire to increase yield and quality, coupled with heightened public concern relating to residue on crops for human consumption and feed for animals as well as public demand for new and innovative ways to address crop risks. As with any growing, evolving industry, there is a risk that adoption will not be as robust as we expect and, therefore, that we may not see the level of returns on our investment in biosolutions that we anticipate. For these reasons, our investment in biosolutions may not be profitable, and any failure of our biosolutions to be adopted in the market may materially adversely affect our reputation, financial condition, and results of operations.

We may be required to pay substantial damages for product liability or personal injury claims or other legal proceedings.

In the ordinary course of business, we are involved in lawsuits concerning health and injury claims resulting from exposure to our products, crop damage and product inefficacy claims, actions related to environmental liability, intellectual property infringement disputes, claims by employees or former employees, and general commercial disputes. Pending and future lawsuits may have outcomes that may be material to our results of operations and financial condition, limit our ability to engage in our business activities, or result in negative publicity. While we have insurance related to our operations, it may not apply to or fully cover any liabilities we incur as a result of these lawsuits. We record reserves for potential liabilities where we believe the liability to be probable and reasonably estimable. However, our actual costs may be materially different from these estimates. The degree to which we may ultimately be responsible for the particular matters reflected in the reserve is uncertain.

We may face potential product liability and/or personal injury claims for or relating to products we have sold and products we may sell in the future. Such claims may be significant to our business, are complex in nature, and have outcomes that are difficult to predict. Since our products are used in the food chain on a global basis, any such product liability or personal injury claim could subject us to litigation in multiple jurisdictions. In addition to liability for damages or personal injury relating to our products, our products may be improperly used or improperly combined with other products, and even when properly combined, we may be held liable for damage or personal injury caused by the products with which they have been mixed. Product liability or personal injury claims, regardless of their merits or their ultimate outcomes, are costly, divert management’s attention, and may adversely affect our reputation and demand for our products and may result in significant damages. We cannot predict with certainty the eventual outcome of pending or future product liability or personal injury claims. Any of these negative effects resulting from product liability or personal injury claims could adversely affect our results of operations, cash flows, or financial condition. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration, and clearance for commercial use. Unexpected safety, quality, or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals, or declining sales, as well as product liability, personal injury and/or other claims.

Our products are highly regulated by governmental agencies in the countries where we do business. Our failure to obtain regulatory approvals, to comply with ongoing and changing registration and regulatory requirements, or to maintain regulatory approvals would have an adverse impact on our ability to market and sell our products.

Our agrochemical and biosolutions products are subject to technical review and approval by government authorities in each country where we wish to sell our products. The regulatory requirements are complex and vary from country to country. They are also subject to frequent changes as new data requirements arise in response to scientific developments. There is a general international consensus as evidenced, for example, by the standards and guidelines issued by the Organization for Economic Co-operation and Development, or OECD, on the data needed in order to evaluate the safety of agrochemicals and biosolutions products before they can be placed on the market. In addition, each country also has its own legislative process and specific requirements in order to determine if identified risks are acceptable and can be managed in the local context.

To obtain new registrations, it is necessary to understand the regulatory requirements in each country and those that are anticipated to be in place at the time of registration submission and at the time of registration decision making by the relevant government authority, which may be several years in the future. A significant investment in registration data is required (covering all aspects from manufacturing specifications through storage and transport, use, and, finally, disposal of unwanted product and used containers) to ensure that product performance (bioefficacy), intrinsic hazards, and use patterns are fully characterized. Risk assessments are conducted by government regulatory authorities, and they make the final decision on whether the documented risk associated with a product or AI is acceptable prior to granting approval for sale. In this process, government decisions may be delayed due to requirements for additional data or internal administrative processes. There is a risk that registration of a new product may not be obtained or that a product label may be severely reduced, restricting the use of the product. If these circumstances arise, there is a risk that the substantial investments made in product development will not lead to the projected sales that justified the investment and our future growth prospects and results of operations may be adversely affected by failure to obtain new registrations.

Public awareness of, and concern about, the use of chemicals in food production has been increasing. Concerns about issues such as chemical residues in foods, agricultural worker safety, and environmental impacts of agrochemicals (such as impacts on groundwater or on animals such as fish, birds and bees) could result in additional scrutiny of, or adversely affect the market for, our products, even when our products have been approved by governmental authorities. For example, such concerns could result in continued pressure for more stringent regulatory intervention and potential liability relating to health concerns arising from the use of our products in food preparation or the impact our products may have on the environment. These concerns could also influence public and customer perceptions, including purchasing preferences, the viability of our products, our reputation, and the cost to comply with regulations, all of which could have a material adverse impact on our business. Some types of products that we manufacture have been subject to such scrutiny in the past, and some categories of products that we produce are currently under scrutiny and others may be in the future.

Products that are already approved are subject to periodic review by regulatory authorities in many countries; such reviews frequently require the provision of new data and the conduct of more complex risk assessments. The outcome of reviews of existing registrations cannot be guaranteed; registrations may be modified or cancelled. Since all government regulatory authorities have the right to review existing registrations at any time, the sustainability of the existing portfolio cannot be guaranteed. Existing registrations may be lost at any time, resulting in an immediate impact on sales.

Compliance with the prevailing regulations in countries in which we do business is essential. If we fail to comply with government requirements we could have registrations withdrawn immediately (loss of sales), suffer financial penalties (fines), and suffer reputational damage that could materially and adversely affect our business and our regulatory success in the future. This could result in an adverse impact on our results of operations.

Adverse weather conditions and other natural phenomena can adversely affect our results of operations and financial condition.

Production of the crops on which our products are used and, therefore, our business is vulnerable to weather conditions and natural disasters such as storms, tsunamis, hail, tornadoes, freezing conditions, extreme heat, drought, and floods. The agricultural industry, including our business, may also be adversely affected by global climate change and its impact on weather conditions such as changes in precipitation patterns and the increased frequency of extreme weather events.

Unfavorable weather conditions and natural disasters can reduce acreage planted, lead to modified crop selection by growers and affect the incidence (or timing) of certain crop diseases or pest infestations, each of which may reduce or otherwise alter demand for our products and adversely affect our business and results of operations. Weather conditions and natural disasters also affect decisions of our distributors, direct customers, and end-users about the types and amounts of products to purchase and the timing of use of such products. Delays by growers in planting or harvesting can result in deferral of orders to a future quarter, or decisions to forego orders altogether in a particular growing season, either of which would negatively affect our sales. Climatic and weather conditions and other variables that are difficult to forecast can lead to changes in planting and growing seasons with the result that sales of our products may vary substantially from year to year and quarter to quarter and from our internal forecasts.

If we are unsuccessful in keeping pace with technological developments or changing customer preferences for products, our business prospects, results of operations, and financial condition could be materially and adversely affected.

If we are not able to continue technological innovation and successful commercial introduction of new products, including biosolutions products, our customers may turn to other producers to meet their requirements. Our industry and the end markets into which we sell our products experience periodic technological changes and ongoing product improvements, as well as shifting customer needs for product types. Our customers may require new technological and increased performance specifications that would require us to develop customized products. Innovation or other changes in our customers’ product performance requirements may also adversely affect the demand for our products. For example, the adoption of genetically modified organisms, or GMOs, may result in declines in the use of some of our agrochemical crop protection products and, to a lesser extent, our Biosolutions portfolio.

Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end markets, and upon our ability to successfully gain access to and develop and market products in such changing end markets. We need to continue to identify, develop, and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and technology that successfully compete or be able to anticipate changing customer needs and preferences, and our customers may not accept one or more of our new products. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers’ needs or adapt quickly to changes in customer preferences, then our business, financial condition, and results of operations could be adversely affected.

We use hazardous materials in our business and are subject to regulation and potential liability under environmental laws.

Our business is subject to a wide range of federal and state laws and regulations related to environmental and other matters. These govern, for example, air emissions, wastewater and storm water discharges, and the use, handling, storage and disposal of hazardous materials. Such laws and regulations have become increasingly stringent over time. We may experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New regulations may adversely impact operations. In addition, there are environmental risks inherently associated with hazardous materials.

Many of our products and the AIs incorporated in our products are inherently hazardous. Our research and development, manufacturing, formulation, and packaging activities involve the use of hazardous materials and the generation of hazardous waste. We cannot eliminate the risk of accidental contamination, discharge, or injury resulting from these materials. We may also be held liable for hazardous materials brought onto the premises of our facilities before we acquired possession or title, without regard to fault for, or knowledge of, the presence of such substances, as well as for hazardous materials that may be discovered after we no longer own or operate a property on which we had previously formulated, packaged, or stored our products or raw materials. In the event of an accident, or if any hazardous materials are found within our operations or on the premises of our facilities at any time, we may be liable for all cleanup costs, fines, penalties, and other costs. We have been, and continue to be, responsible for the cost of remediating contamination at some of our facilities as well as offsite waste disposal sites. If significant losses arise from hazardous materials remediation, our financial condition could be substantially and adversely affected. Moreover, we cannot predict the adverse impact that new environmental regulations, or new interpretations of existing regulations, might have on the research, development, production, and marketing of our products.

We rely on unaffiliated contract manufacturers to produce certain products or key components of products. Also, our suppliers or toll manufacturers may use hazardous materials in connection with producing our products. We may also from time to time send wastes to third parties for disposal. In the event of a lawsuit or investigation, we could be subject to claims for liability for any injury caused to persons or property by exposure to, or release of, such hazardous materials or wastes. Further, we may be required to indemnify our suppliers, toll manufacturers, or waste disposal contractors against damages and other liabilities arising out of the production, handling, or storage of our products or raw materials or the disposal of related wastes. Such indemnification obligations could have an adverse effect on our results of operations and financial condition.

Our intellectual property and proprietary rights are integral to our business. If we are unable to protect our intellectual property and proprietary rights, our business could be adversely affected.

Our intellectual property and proprietary rights include patents, trademarks, data, and information generated in order to secure registrations of our products, and information that we are able to maintain as a trade secret. Our success depends in part on our ability to obtain and maintain patent, trademark, and other proprietary rights protection for our AIs, formulations, and products in the jurisdictions in which we sell. If we are unable to obtain or maintain these protections, we will not be able to prevent third parties from using our intellectual property or proprietary formulation processes. As of July 31, 2014, we had rights with respect to over 950 patents worldwide, including owned or in-licensed patents and applications, contractual non-assertion covenants, supplementary protection certificates, and exclusive distribution rights to patented products. We also rely to a significant extent on trade secrets, trademarks, data exclusivity, and exclusive or semi-exclusive manufacturing arrangements, as well as confidentiality agreements and other rights to protect our proprietary formulations, and processes, in order to remain competitive. The inability to obtain or maintain these rights and arrangements could materially and adversely impact our business, results of operations and financial condition.

The issuance, scope, validity, enforceability, and commercial value of patent rights is inherently uncertain. Patent prosecution is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The claims of our issued patents may not be broad enough to prevent third parties from offering similar products, and it may be the case that even if we have effective patent protection for particular products in some countries, we might not have similar patents or applications in other countries where the same or similar products are marketed. Competitors may challenge the validity and enforceability of our patents. Changes in patent laws in the jurisdictions in which we operate may narrow the scope of our patent protection. The laws and judicial systems of different countries in which we sell our products protect proprietary rights to varying extents, and we may encounter significant problems and costs in protecting our proprietary rights in particular countries.

Even if our patent applications are approved, they may not prevent competition or otherwise provide us with any meaningful protection or competitive advantage. Our competitors may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Alternatively, our competitors may seek to market generic versions of products by claiming that our patents are invalid or unenforceable.

Furthermore, it is often not possible, or not practicable or advisable, to patent all inventions and know-how associated with our products. For this reason, a significant amount of our formulation processes and product compositions rely on trade secret rather than patent protection. Despite our efforts to protect these proprietary rights, our trade secret-protected know-how could fall into the public domain, or unauthorized parties could copy aspects of our products or obtain and use information that we regard as proprietary. Other parties could also independently develop our know-how or otherwise obtain access to our technologies. The inability to protect our trade secrets could adversely affect our competitive position.

Competitors may infringe our patents, trademarks, or other intellectual property. To defend against infringement, we may need to file infringement claims, which can be expensive and time consuming, can divert the time and attention of our management and technical personnel, can trigger counterclaims from the perceived infringing party, and may ultimately be unsuccessful.

Moreover, as our patent portfolio matures, our patents will expire. There are no patents in our portfolio covering the composition of matter of amicarbazone or flucarbazone, two of the AIs in our GVAP portfolio. Our amicarbazone and flucarbazone patents covering manufacturing processes, methods of use, and combinations with other AIs or safeners or other adjuvants will expire in commercially relevant markets at various times from 2016 to 2020 for amicarbazone, and from 2014 to 2022 for flucarbazone. The patents in our portfolio covering the composition of matter of fluoxastrobin, another AI in our GVAP portfolio, as a single AI, will expire before the end of 2017.

Patents covering combinations of fluoxastrobin with other AIs, some of which are pending applications, will expire at various times before the end of 2025. Patents and applications under which we have freedom to operate with respect to processes for making fluoxastrobin will expire before the end of 2026, and patent applications that we have recently filed related to the manufacture of fluoxastrobin, will, if issued, expire before the end of 2034. As key patents expire, if we are not able to achieve further differentiation of our products through patented mixtures or other means of obtaining extended patent protection, our ability to prevent competitors from developing and registering AIs in the same or similar compound class with the same or similar mode of action may be diminished which could have an adverse effect on our sales of such product.

We license patent rights from third parties. If we are not able to enter into future licenses on commercially reasonable terms, or if such third parties do not properly maintain or enforce the patents underlying such existing or future licenses, or if we fail to comply with our obligations under such licenses, our competitive position and business prospects could be adversely affected.

Licensing is one way in which we acquire rights to AIs and formulated products. We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business and we expect to enter into additional licenses in the future. If we are unable to enter into licensing arrangements on favorable terms in the future, it may adversely affect our business. In addition, if the owners of the patents we license do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects could be harmed. Without protection for the intellectual property we license, other companies might be able to offer substantially similar or identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

If we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, register, or market, or may be forced to cease developing, manufacturing, registering, or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the applicable AI or formulated products to us and have an adverse effect on our business and result of operations.

Other companies may claim that we are infringing their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in our industry and there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar compositions of matter, product uses and applications, manufacturing processes, or other technologies. Patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. Third parties have in the past, and could in the future, assert infringement claims against us. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products, product candidates, and technology. We may not be aware of all such third party intellectual property rights potentially relevant to our products and product candidates.

Any litigation, adversarial proceeding, or proceeding before governmental authorities regarding intellectual property rights, regardless of its outcome, may be costly and require significant time and attention of our key management and technical personnel. Litigation, adversarial proceedings, or proceedings before governmental authorities could also force us to:

•	stop or delay selling, formulating, or using products that incorporate the challenged intellectual property;

•	pay damages; and/or

•	enter into licensing or royalty agreements which, if available at all, may only be available on unfavorable terms.

Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments with respect to intellectual property litigation or proceedings against us. Such litigation or other proceedings could substantially and negatively affect our results of operations, reduce the resources available for development, sales, marketing, or distribution activities and adversely affect our reputation. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse impact on our ability to compete in the marketplace and on our results of operations and financial condition.

If the data we supply to registration authorities is used by other companies to obtain their own product registrations, “generic” copies of products in our portfolio could enter the market, and our business position could be adversely affected.

In many countries, safety studies, data, and other information supplied to registration authorities are granted “data protection” for a period of up to 15 years after registration. During this exclusive use period, other companies may not legally cite our data in support of registration submissions without our written permission. In some countries, there is also a period of time during which companies may cite another company’s data upon payment of data compensation. In other countries, there is no legislation at all that effectively prevents third parties from citing our proprietary regulatory data. Furthermore, after the exclusive use period and data compensation period have expired, any third party would be free to cite our data in support of its registration submissions. The possibility that third parties can use our registration data to obtain their own product registrations can adversely affect our business by allowing “generic” copies of products in our portfolio onto the market.

We are subject to risks relating to product concentration.

Two of our AIs, clethodim and acephate, each make up approximately 10% of our consolidated sales. In addition, when combined with flucarbazone, these three AIs make up a material portion of our gross profit. We expect these AIs to continue to account for a large percentage of our profits in the near term. Our ability to continue to market and sell products containing these AIs is critical to our future success. In addition, these AIs are subject to re-registration regimes in the jurisdictions in which we operate, and if we fail to obtain re-registration, and lose our ability to sell products containing these AIs, our business, financial condition, results of operations and cash flows would be adversely affected.

Seasonality may cause fluctuations in our revenue and operating results.

Historically, our operations have been seasonal, with a greater portion of total net revenue and operating income occurring in the second and fourth quarters. As a result of seasonality, any factors that would negatively affect our second and fourth quarter results in any year, including severe weather conditions and natural disasters that affect decisions by our customers and end-users about the types and amounts of agrochemicals and biosolutions products to purchase and the timing of use of such products, could have an adverse impact on our results of operations, and our financial condition and results of operations for the entire year.

We are subject to anti-corruption, anti-bribery, and anti-kickback laws in the jurisdictions in which we operate, including, for example, the FCPA and the UK Bribery Act, and our failure to comply with these laws and the regulations promulgated thereunder could result in penalties which could adversely affect our reputation, business, and financial condition.

We are subject to anti-corruption, anti-bribery, and anti-kickback laws adopted in many of the countries in which we do business. Some of these laws have legal effect outside the jurisdictions in which they are adopted under certain circumstances. For example, the FCPA generally prohibits U.S. companies and their intermediaries and agents from making improper payments to government officials for the purpose of obtaining or retaining business. The FCPA also requires maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. The UK Bribery Act also has wide jurisdiction. It covers any offense committed in the United Kingdom, but proceedings can also be brought if a person who has a close connection with the United Kingdom commits the relevant acts or omissions outside the United Kingdom. The UK Bribery Act defines a person with a close connection to include British citizens, individuals ordinarily resident in the United Kingdom and bodies incorporated in the United Kingdom. The UK Bribery Act also provides that any organization that conducts part of its business in the United Kingdom, even if it is not incorporated in the United Kingdom, can be prosecuted for the corporate offense of failing to prevent bribery by an associated person, even if the bribery took place entirely outside the United Kingdom and the associated person had no connection with the United Kingdom. Other jurisdictions in which we operate have adopted similar anti-corruption, anti-bribery and anti-kickback laws to which we are subject. Civil and criminal penalties may be imposed for violations of these laws.

In the day to day conduct of our business, we are in frequent contact with persons who may be considered government officials under applicable anti-corruption, anti-bribery and anti-kickback laws, and therefore, we are subject to an increased risk of violations. In many of the countries in which we operate, particularly those with developing economies, it is or has been common for government officials and businesses to engage in business practices that are prohibited by these laws. Our employees, distributors, dealers, and agents may not always take actions that are consistent with our policies designed to ensure compliance, particularly when they are confronted by pressures from competitors and others to act in a manner that is inconsistent with such policies. Violations of anti-corruption, anti-bribery, or anti-kickback laws or regulations could have an adverse effect on our business. If we do not properly implement and maintain practices and controls with respect to compliance with applicable anti-corruption, anti-bribery, and anti-kickback laws, or if we fail to enforce those practices and controls properly, we may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on our business activities, all of which could materially and adversely affect our business, results of operations and financial condition.

We may be unable to ensure compliance with international trade restrictions and economic sanctions laws and regulations, especially when we sell our products to distributors over which we have limited control, and failure to comply with international trade restrictions or economic sanctions laws and regulations could adversely affect our business, results of operations, and financial condition. Changes to international trade restrictions and economic sanctions laws and regulations could also adversely affect our business, results of operations, and financial condition.

We have operations, assets and/or make sales in countries all over the world, and including countries that are the target of the United States and other countries’ trade restrictions, including economic sanctions, which we refer to collectively as Economic Sanctions Laws. These Economic Sanctions Laws are complex and change with time as international relationships and confrontations between and among nations evolve. For example, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. State Department administer certain laws and regulations that impose penalties upon U.S. persons and, in some instances, non-U.S. entities, for conducting activities or transacting business with certain countries, governments, entities, or individuals subject to U.S. Economic Sanctions Laws. Given the breadth of our international operations and the scope of our sales globally, including via third party distributors, over whom we may have limited or no control, coupled with the complexity and ever-changing nature of these Economic Sanctions Laws, there can be no assurance that we will at all times be in full compliance. If we fail to comply with these Economic Sanctions Laws, actions could be taken against us that could materially and adversely affect our reputation or have a material and adverse effect on our business, results of operations and financial condition.

We are subject to credit risks related to our accounts receivable and failure to collect our accounts receivable could adversely affect our results of operations and financial condition.

The failure to collect outstanding receivables could have an adverse impact on our business, prospects, results of operations, or financial condition. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, then we might be required to make additional allowances, which would adversely affect our results of operations in the period in which the determination or allowance was made. As of December 31, 2013, of our $742.7 million of trade receivables, $103.7 million were past due and $91.6 million were impaired, and, after giving effect to collateral and our allowance for doubtful accounts, we had exposure of $622.0 million.

While we occasionally obtain letters of credit or other security for payment from customers or distributors, enforcing that security is a lengthy and expensive process and the eventual sale of the security may not ultimately cover the underlying trade receivable balance. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. The current economic climate and volatility in the price of the underlying agricultural commodities could increase the likelihood of such defaults and bankruptcies. If a material portion of our customers or distributors were to become insolvent or otherwise were not able to satisfy their obligations to us, we would be materially harmed.

We have a substantial amount of intangible assets, which could become impaired in the future and require appropriate accounting adjustments.

Goodwill and other intangible assets, which are comprised primarily of product registration rights, collectively amount to approximately 45% of our total consolidated assets as of December 31, 2013. We have recorded significant impairments of intangible assets in the past, and we may be required to do so again in the future. Some of the developments which could cause us to recognize impairment of goodwill or other intangible assets include the failure of a particular business to achieve its expected results of operations, the failure of an acquisition to perform as expected, or the strengthening of the currency in which goodwill or another intangible asset has been recorded. Although the recording of such impairments does not trigger an immediate cash impact, it could have a material adverse impact on our results of operations and financial condition.

We are contesting significant tax assessments and we will likely contest additional tax assessments in the future.

We have a large and complex international tax profile. From time to time we receive tax assessments for significant amounts from the tax authorities of the countries in which we operate, especially in Brazil. We are currently contesting tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely, these proceedings may have an adverse impact on our business, results of operations, or financial condition. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business.

We have, from time to time, implemented corporate reorganizations, in connection with which we have taken what we believe to be reasonable positions on tax matters. However, those positions may not be upheld if challenged by the applicable tax authorities. If those positions were successfully challenged, the resulting tax obligations could have a significant adverse effect on our cash, results of operations, and financial condition.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax position. There are many transactions where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the jurisdictions in which we operate which could have an adverse impact on our financial condition and results of operations. In addition, future changes in our mix of business activities, or in tax laws or their application with respect to matters such as transfer pricing, intra-group dividends, or a restriction in tax relief allowed on the interest on group debt (including both the deductibility of interest payments, and certain reductions or exemptions from withholding taxes), could increase our effective tax rate and adversely affect our business, results of operations and financial condition.

If we fail to maintain and successfully manage our existing, or enter into new, strategic partnerships and other relationships, we may not be able to expand commercial development and sales of many of our products.

Many of our products are developed or distributed through strategic relationships. Some of our existing formulated products and others currently under development include combinations of proprietary AIs or combinations of AIs with proprietary safeners or adjuvants. Some of these proprietary AIs, safeners, and adjuvants are owned by third parties, and the development and commercialization of such products is carried out through contractual strategic arrangements with such third parties. Such strategic relationships entail a variety of risks, including, without limitation, the following:

•

our strategic relationships could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if they believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	strategic relationships with marketing and distribution rights to one or more of our products may not commit sufficient resources to the marketing and distribution of such product or products;

•

strategic relationships may be involved in other projects competing for their resources, which may result in the de-emphasis, delay, or even termination of our product development or commercialization programs;

•

strategic relationships may not properly maintain or defend intellectual property rights (ours or theirs) or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	strategic relationships may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•

disputes may arise between us and our strategic relationships that may result in the delay or termination of the research, development, registration, and/or commercialization of our products or product candidates or that may result in costly legal proceedings that divert management attention and resources; and

•

such relationships may be terminated and, if terminated, may result in a need for additional capital, intellectual property rights, or other resources to pursue further development, registration and commercialization of the applicable products or product candidates.

Strategic relationships ultimately may not lead to development, registration or commercialization of products or product candidates in the most efficient manner, or at all.

We are dependent on a number of third parties.

We rely on unaffiliated contract manufacturers, both domestically and internationally, to produce certain products or key components of products. There is limited available manufacturing capacity that meets our quality standards and regulatory requirements. If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial, or other difficulties, including labor or geopolitical disturbances, we may encounter difficulty in meeting customer demands as they manufacture of our products may not be easily transferable to other sites, or may cause us to make financial accommodations to such contract manufacturer or otherwise take steps to avoid or minimize supply disruption. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards and regulatory requirements in a timely manner or on commercially reasonable terms, if at all. Any such difficulties could have an adverse effect on our business, financial results, and results of operations, which could be material.

In addition, we also rely on independent distributors of agrochemicals to distribute our products and to assist us with the marketing and sale of certain of our products. We cannot assure you that our distributors will focus adequate resources on selling our products to end users or will be successful in selling them. Many of our potential distributors are in the business of distributing and sometimes manufacturing other, possibly competing, agrochemical products. As a result, these distributors may perceive our products as a threat to various product lines currently being distributed or manufactured by them. In addition, these distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to establish or maintain successful relationships with independent distributors, we will need to further develop our own sales and distribution capabilities, which would be expensive and time-consuming and the success of which would be uncertain, and which would adversely affect our results of operations, cash flows or financial condition. In addition, the distribution of our products could be disrupted by a number of factors, including labor issues, failure to meet customer standards, bankruptcy or other financial issues affecting our third-party providers, or other issues affecting any such third party’s ability to meet our distribution requirements, which could materially adversely affect our business.

We may also be dependent on a limited number of key suppliers for AIs. Generally, we maintain multiple supply sources for each AI and thus obtain our supply of AIs from a number of suppliers. However, there are certain instances where we have only a single registered source in respect of AIs for certain important products where there is currently no viable alternative source. In addition, we generally do not have long-term supply contracts with our AI suppliers for our Regional portfolio. If our sources of AI supplies are terminated or affected by adverse prices or other concerns, we may not be able to identify alternate sources of AI supplies to sustain our sales volumes on commercially reasonable terms, or at all.

Past or potential future acquisitions or divestitures may not yield the returns expected, which, in turn, could adversely affect our results of operations and financial condition.

We expect to pursue acquisitions in the future. Acquisitions present challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration, the potential disruption of our respective ongoing businesses, possible inconsistencies in standards, controls, procedures, and policies, unanticipated costs of terminating or relocating facilities and operations, unanticipated expenses relating to such integration, contingent obligations, and the reconciliation of corporate cultures. Those operations could divert management’s attention from our business, cause a temporary interruption of or loss of momentum in our business, and adversely affect our results of operations and financial condition. Acquisitions are an important source of new products and AIs, technology, geographies, and new channels to market. Our inability to consummate and integrate new acquisitions on advantageous terms in the future could adversely affect our ability to grow and compete effectively.

In addition, we might not be able to identify suitable acquisition opportunities or obtain necessary financing on acceptable terms. We might also spend time and money investigating and negotiating with potential acquisition or investment targets but not complete the transaction.

For acquisitions we complete, if the new business, product, or product portfolio does not meet our expectations for any reason, we may not meet our forecasted results going forward. We cannot assure you that our pre-acquisition analyses and the diligence we conduct in connection with any acquisition will uncover all material issues that may be present in a particular target business, or that factors outside of the target business and outside of our control will not later arise. In such event, we may be required to subsequently realize restructuring, impairment or other charges that could have a significant adverse effect on our financial condition, and our results of operations.

We may be impacted by consolidation in the industry, which could affect the way in which we source and sell products, innovate and compete.

The agrochemicals industry, and to a lesser extent the biosolutions industry, have historically witnessed and continue to witness a fair degree of consolidation across the various players through mergers and acquisitions activity. Consolidation among our suppliers and strategic partners may negatively impact our ability (i) to source raw materials, including AIs, at competitive prices and in a timely manner; (ii) to obtain access to new technologies and markets; and (iii) to maintain our proprietary position in certain products in certain markets. Similarly, consolidation among our customers may impact our bargaining position with regard to pricing power and payment terms and may, in some instances, even result in loss of business. Industry consolidation among our competitors may strengthen their market position and resources in markets that we consider important and may, as a result, adversely affect our ability to compete effectively in these markets.

The loss of one or more of our key personnel, or our failure to attract, train and retain other highly-qualified personnel, could adversely effect our business.

We depend on the continued service and performance of our key personnel, including our senior global management, our technical personnel, and regional management. Our solutions-oriented asset-light business model makes our employees especially vital to our success and our growth plan. The loss of key personnel, including key members of our management team, our key marketing, sales, regulatory, and product development personnel, could disrupt our operations and have an adverse effect on our long term relationships with our customers and our ability to grow our business. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense; new members of management must have significant industry expertise when they join our company or engage in significant training which, in many cases, requires significant time before they achieve full productivity. If we fail to attract, train, retain, and motivate our key personnel, our business and growth prospects could be severely harmed.

We depend on our information technology systems, and any failure of these systems could adversely affect our business.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information. Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Failures or significant disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition. Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation, or (iii) expose us to liability to our suppliers, customers, other third parties or government authorities. Any of these developments could have an adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could hinder our ability to refinance that indebtedness or to obtain additional financing if necessary.

As of June 30, 2014, we had $1.9 billion of outstanding indebtedness. As of June 30, 2014, we also had additional undrawn borrowing capacity of $150.0 million under our revolving credit facility.

Our high level of indebtedness will restrict our operations. Among other things, our indebtedness will:

•	Limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

•	Place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	Render us more vulnerable to general adverse economic, regulatory, and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow to service our debt;

•	Limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes;

•	Expose us to the risk of increased rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates; and

•	Limit our ability to secure adequate bank financing in the future with reasonable terms and conditions.

Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our operating performance, which will be subject to general economic and competitive conditions and to financial, business, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations to fund our cash requirements and debt service obligations. We believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service, and capital expenditures through fiscal 2015 and have no significant debt maturities prior to 2020. However, if our operating results, cash flow, or capital resources prove inadequate, or if interest rates rise significantly, we could face liquidity constraints. If we are unable to service our debt or experience a significant reduction in our liquidity, we could be forced to reduce or delay planned capital expenditures, acquisitions, expansion of biosolutions and other initiatives, sell assets, restructure or refinance our debt, or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, these actions may not be sufficient to allow us to service our debt obligations and may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or refinance our indebtedness could have an adverse impact on our business, results of operations, and financial condition.

Borrowings under our First and Second Lien Credit and Guaranty Agreements are based upon variable rates of interest, which would result in higher expense in the event of increases in interest rates.

As of June 30, 2014, approximately $1.8 billion of our outstanding indebtedness bore interest at a rate that varies depending upon the London Interbank Offered Rate, or LIBOR. Term loan borrowings under our First Lien Credit and Guaranty Agreement are subject to a minimum LIBOR floor of 1.0% per annum. Borrowings under our Second Lien Credit and Guaranty Agreement are subject to a minimum LIBOR floor of 1.25% per annum. Borrowings under our Revolving Facility are not subject to a minimum LIBOR floor. If LIBOR rises, the interest rates on our outstanding debt will increase. Therefore an increase in LIBOR would increase our interest payment obligations and have a negative effect on our cash flow and financial condition. We currently maintain hedging contracts that would only partially limit our exposure to variable rates of interest. To the extent such hedging contracts are deemed “ineffective” under applicable accounting policies, we will record movements in the value of such hedging contracts, even if unrealized in our results of operations. In addition, our hedging arrangements would become ineffective to the extent our hedging counterparties become insolvent or otherwise unable to meet their obligations under our hedging contracts.

The covenants in the instruments that govern our indebtedness may limit our operating and financial flexibility.

The covenants in our First and Second Lien Credit and Guaranty Agreements limit our ability to:

•	incur debt and liens;

•	pay dividends or make distributions;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem, or repurchase debt;

•	engage in acquisitions, consolidations, asset dispositions, sale-leaseback transactions, and affiliate transactions;

•	change our business;

•	amend some of our debt and other material agreements;

•	issue and sell capital stock of subsidiaries;

•	restrict distributions from subsidiaries;

•	change our fiscal year end; and

•	grant negative pledges to other creditors.

A breach of any of the covenants in our First and Second Lien Credit and Guaranty Agreements could result in a default thereunder. If our obligations to the lenders were to be accelerated, our assets could be insufficient to repay in full our indebtedness and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our assets and the assets of our subsidiaries that are obligated either as borrowers or guarantors of the indebtedness under the First and Second Lien Credit and Guaranty Agreements, which would have an adverse impact on our business, results of operations, and financial condition.

Our First and Second Lien Credit and Guaranty Agreements contain various covenants in addition to the restrictions described above. Our First Lien Credit and Guaranty Agreement has a springing financial covenant, which, if activated by the occurrence of the triggering event, would require us not to exceed a maximum total net first lien leverage ratio. The triggering event is deemed to have occurred, and the springing covenant activated with respect to a particular fiscal quarter, if on the last day of such fiscal quarter, the aggregate principal amount of all revolving loans, swingline loans, and letter of credit obligations (excluding letter of credit obligations that are cash collateralized) exceeds 20% of the aggregate amount of revolving loan commitments (which commitments totaled $150.0 million as of June 30, 2014). As of June 30, 2014, the aggregate principal amount of all revolving loans, swingline loans, and letter of credit obligations (excluding letter of credit obligations that are cash collateralized) was zero, and the springing financial covenant had not been triggered.

Despite current indebtedness levels and restrictive covenants, we and our subsidiaries may incur additional indebtedness or we may pay dividends in the future. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may incur significant additional indebtedness in the future under the agreements governing our indebtedness. Although the First and Second Lien Credit and Guaranty Agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions also will not prevent us from incurring obligations that, although preferential to our ordinary shares in terms of payment, do not constitute indebtedness. As of June 30, 2014, we had $150.0 million of additional borrowing capacity under the revolving portion of our First Lien Credit and Guaranty Agreement, with no outstanding letters of credit issued against the facility. In addition, if new debt is added to our and/or our subsidiaries’ debt levels, the related risks that we now face as a result of our leverage would intensify.

Risks Related to this Offering and Ownership of our Shares

Our sponsor beneficially owns a substantial amount of our ordinary shares prior to this offering, and will continue to have substantial control over us after this offering, and its interest may be different than yours.

After this offering, Nalozo S.à r.l., or Nalozo, an affiliate of the Permira funds, will beneficially own approximately  % of our outstanding ordinary shares (or  % if the underwriters exercise their over-allotment option in full), and we expect that we will be a “controlled company” within the meaning of the New York Stock Exchange, or NYSE, rules. In addition, directors of our company will be designated by Nalozo pursuant to a shareholders’ agreement between our company and Nalozo to be entered into upon consummation of this offering. As a result, Nalozo will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Nalozo will have the ability to control or influence our management and our affairs. Nalozo may have interests, with respect to its shares, that are different from or conflict with those of investors in this offering and this concentration of voting power may have an adverse effect on our share price to the extent investors perceive disadvantages in owning shares in a company with a controlling shareholder. So long as Permira, through Nalozo or otherwise, continues to own a majority of our ordinary shares, Permira will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires shareholder approval regardless of whether others believe the transaction is in our best interest.

Additionally, Permira is in the business of making investments in companies and may acquire and hold, and in a few instances have acquired and held, interests in businesses that compete directly or indirectly with us. Permira may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We are a holding company with limited operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted almost entirely though our subsidiaries, and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. The ability of our subsidiaries to pay dividends or make other payments or loans to us may be restricted by the laws of their respective jurisdictions of organization. We do not currently expect to declare or pay dividends on our ordinary shares for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our ordinary shares, the

First and Second Lien Credit and Guaranty Agreements further restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

There may not be an active trading market for our ordinary shares, which may cause our ordinary shares to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, our ordinary shares have not been traded in a public market. As a result, we cannot predict the extent to which a trading market will develop following this offering or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any ordinary shares you purchase in this offering. The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal or greater than the price you paid in this offering or at all.

Our ordinary shares may experience extreme price and volume fluctuations, and you may not be able to resell shares at or above the price you paid.

The trading price of our ordinary shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, but are not limited to:

•	quarterly variations in our results of operations, those of our competitors, or those of our customers;

•	announcements of technological innovations, new products or services, or new commercial relationships by us or our competitors;

•	our ability to develop and market new products on a timely basis;

•	disruption to our operations;

•	inclement weather and natural disasters;

•	media reports and publications about our products;

•	announcements concerning our competitors or our industries in general;

•	our entry into, modification of, or termination of key license, research and development, or collaborative agreements, by us or by our counterparts;

•	new regulatory pronouncements and changes in regulatory or registration guidelines or the status of our regulatory and registration approvals, or those relating to products we license;

•	general and industry-specific economic conditions;

•	changes in key personnel;

•	commencement of, or our involvement in, litigation or government investigations;

•	changes in financial estimates, including our ability to meet our future net revenues and operating profit or loss projections; and

•	changes in earnings estimates or recommendations by securities analysts.

In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our business.

We may issue preferred shares in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our amended and restated articles of association will authorize us to issue one or more series of preferred shares. Our board of directors will have the authority to determine the preferences, limitations, and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote by our shareholders. Our preferred shares could be issued with voting, liquidation, dividend, and other rights superior to the rights of our ordinary shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discouraging bids for our ordinary shares at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our ordinary shares.

Any dividends paid by us may be subject to Irish dividend withholding tax.

We do not currently expect to declare or pay dividends on our ordinary shares for the foreseeable future. To the extent that we determine in the future to pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 20%) may arise in respect of dividends paid on our ordinary shares. A number of exemptions from dividend withholding tax exist, such that shareholders resident in European Union member states (other than Ireland) or other countries with which Ireland has signed a double tax treaty, which would include the United States, should generally be entitled to exemptions from dividend withholding tax provided that the appropriate documentation is in place. See “Taxation—Taxation in Ireland—Withholding Tax on Dividends.” Shareholders should note the requirement to complete certain dividend withholding tax forms in order to qualify for many of the exemptions.

It is expected that shareholders resident in the United States who hold their shares through DTC will not be subject to dividend withholding tax if the addresses of the beneficial owners of such shares in the records of the brokers holding such shares are recorded as being in the United States (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by Arysta).

However, other shareholders may be subject to dividend withholding tax, which could adversely affect the price of your shares. See “Taxation—Taxation in Ireland—Withholding Tax on Dividends.”

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax. However, shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from us will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in us (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends. See “Taxation—Taxation in Ireland—Income Tax on Dividends Paid on the Company’s Ordinary Shares.”

If securities or industry analysts do not publish research or reports about our business or our industry, or if they publish negative reports about our business or our industry, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that securities or industry analysts publish about us, our business, our industry, or our competitors. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, change their opinion of the prospects for our company in a negative manner, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Substantial future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have   shares outstanding. The shares offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers, and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. If our existing shareholder sells substantial amounts of our ordinary shares in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our ordinary shares, even if there is no relationship between such sales and the performance of our business.

We, our executive officers and directors, and Nalozo, as the holder of all of the outstanding shares of our ordinary shares have agreed, subject to certain exceptions, not to sell or transfer any shares, or securities convertible into, exchangeable for, exercisable for, or repayable with shares, for 180 days after the date of this prospectus, without first obtaining written consent of                                                                                                                         . See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares will be eligible for resale pursuant to an exemption from registration under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements, or in a registered sale. In addition, Nalozo will have the ability to cause us to register the resale of their shares. See “Shares Eligible for Future Sale” for a discussion of the Shares that may be sold into the public market in the future.

In the future, we may also issue our securities in connection with a capital raise or as consideration for future acquisitions. The amount of our ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares, which would result in dilution. The exercise of any options and warrants outstanding from time to time after this offering will result in further dilution.

We will have broad discretion in how we use the net proceeds from this offering.

We currently intend to use the net proceeds from this offering for repayment of existing debt and general corporate purposes as described in the “Use of Proceeds” section of this prospectus. We may also use a portion of our net proceeds to acquire or invest in other businesses or products or to obtain rights to other technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our shares is substantially higher than the net tangible book value per share of our shares immediately after this offering. Therefore, investors purchasing shares in this offering will experience immediate dilution of $   per ordinary share and will have contributed  % of the total amount invested to date to fund us, but will own only  % of the shares outstanding after this offering, based on the assumed initial public offering price of $   per share, which is the mid-point of the range listed on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us, and the application of the net proceeds from such sale as described in “Use of Proceeds.” For a further description of the dilution that you will experience immediately after this offering, see “Dilution.” Additionally, investors in our ordinary shares will be further diluted in the event that the underwriters exercise their option to purchase additional shares.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2016.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the fair presentation of our consolidated financial statements in accordance with IFRS, as issued by IASB, and the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. If we cannot provide reliable financial reports and effectively prevent fraud, our reputation and operating results could be harmed.

If we fail to develop and maintain adequate internal controls, including any failure to implement new or improved controls, or if we experience difficulties or delays in their implementation, or if we fail to remediate any significant deficiencies or material weaknesses that may be identified in the future or if any restatement of our financials is required, we could fail to meet our reporting obligations, and there could be an adverse impact on our business and financial results. Any such failure could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. In the event that our internal controls are ineffective, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our securities may be adversely affected.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. We will also need to hire additional staff in the areas of investor relations, legal, and accounting to operate as a public company and meet the increased regulatory and reporting rules and requirements applicable to public companies. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be a “foreign private issuer” and a “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards. You may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of the NYSE. For example, our home country practices in Ireland may afford less protection to the holders of ordinary shares. Under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different from the requirements of the NYSE listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to accept any requirements for shareholder approval of such plans in our Memorandum and Articles of Association. See “Description of Share Capital.”

Additionally, after the closing of this offering, our largest shareholder will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that we have a compensation committee that is composed entirely of independent directors; the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees. In addition, we will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent by the date that our shares first trade on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, which we refer to as the effective date, and all members that are independent within one year of the effective date. Following this offering, we intend to utilize some or all of those exemptions. Accordingly, you will not be similarly situated to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different from accounting principles under U.S. GAAP.

We have adopted and presented our financial statements in accordance with IFRS accounting principles, as issued by the IASB. IFRS is an internationally recognized body of accounting principles that is used by many companies outside of the United States to prepare their financial statements, and the SEC permits foreign private issuers to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles, as issued by IASB, are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. As a result, you may not be able to meaningfully compare in all respects our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

Our status as a “foreign private issuer” allows us to comply with reduced reporting requirements under the Securities and Exchange Act of 1934, as amended.

As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. companies pursuant to the Securities and Exchange Act of 1934, which, as amended, we refer to as the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. We are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Moreover, in connection with this registration statement, our status as a “foreign private issuer” and our recent adoption of IFRS allowed us to present only two years of financial information rather than three years. Accordingly, there may be less information concerning our company publicly available than there is for other U.S. public companies. Consequently, some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas which could adversely affect our share price.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

We are a “foreign private issuer” and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors must not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

Our Board of Directors may be limited by the Takeover Panel Act 1997, Takeover Rules 2013, or the Irish Takeover Rules, in its ability to defend an unsolicited takeover attempt.

After this offering, we will become subject to the Irish Takeover Rules, under which our Board of Directors is not permitted to take any action that might “frustrate” an offer for our shares once our Board of Directors has received an approach that may lead to an offer, or has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board has reason to believe an offer is or may be imminent, unless the Takeover Panel consents, and, in certain circumstances, shareholder consent, has been obtained. These provisions may limit the ability of our Board of Directors to take defensive actions even if it believes that such defensive actions would be in the best interests of our company and shareholders. Please see “Description of Share Capital” for further detail.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. based litigation to be reopened on the basis that those matters have already been decided by a U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•

before the date on which a U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts 1963–2013, or the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. public companies and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. You should also be aware that Irish law does not allow for any terms of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our shares may have more difficulty protecting their interests than would holders of shares of a company organized in a jurisdiction of the United States.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules, if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period.

The rights of our shareholders may differ from the rights typically offered to shareholders of a United States company, and these differences may make our shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. companies and these differences may make our shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•

under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under Irish law, it is only on a poll that the number of shares determines the number of votes a holder may cast;

•

under Irish law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise. Preemptive rights may be disapplied under Irish law for renewable five year periods by Irish companies by way of a provision in their articles of association or special resolution of their shareholders by a resolution approved by no less than 75% of the votes cast by our shareholders at a general meeting, which is an option we expect to avail ourselves of prior to the consummation of this offering. However, we cannot guarantee that option to disapply preemptive rights will always be approved, if the disapplication of the pre-emption rights is not approved in the articles or by way of a resolution of the shareholders, it can make future fundraising more cumbersome, costly and time consuming;

•

under Irish law, certain matters require the approval of 75% of the shareholders, including amendments to our Articles of Association. This may make it more difficult for us to complete corporate transactions deemed advisable by our Board of Directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•

under Irish law, a bidder seeking to acquire us in a tender offer would need to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, tender of 80% of our outstanding shares will be a condition in a tender offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law; and

•

under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss of rights or a restriction of rights attaching to the shares, including prohibitions on the transfer of the shares.

A future transfer of your shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.

Transfers of shares effected by means of the transfer of book entry interests in the Depositary Trust Company, or DTC, will not be subject to Irish stamp duty. It is anticipated that the majority of shares will be traded through DTC, either directly or through brokers who hold such shares on behalf of customers through DTC. However, if you hold your shares directly rather than beneficially through DTC (or through a broker that holds your shares through DTC), any transfer of your shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our shares.

Forward-Looking Statements; Cautionary Information

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	competition in the agrochemical and biosolutions industries;

•	global political, legal, and other conditions especially in developing countries with emerging markets and conditions in the agricultural industry in particualar;

•	fluctuations in exchange rates and other conditions affecting currencies;

•	the costs of raw materials and other production costs, including AIs, labor, and energy;

•	our investments in biosolutions;

•	damages for product liability claims, personal injury claims, or other legal proceedings;

•	ability to obtain or maintain regulatory approvals;

•	adverse weather conditions and other natural conditions;

•	our ability to keep pace with technological developments or changing customer preferences for products;

•	our liability under environmental laws relating to our use of hazardous materials;

•	anti-corruption, anti-bribery, and anti-kickback laws in the jurisdictions in which we operate; and

•	international trade restrictions and economic sanctions laws and regulations.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “Risk Factors.” In addition, the sections of this prospectus entitled “Prospectus Summary” and “Business” contain information obtained from independent industry sources that we have not independently verified.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward- looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $   million, or $   million if the underwriters exercise their over-allotment option to purchase additional ordinary shares in full, based on an assumed initial public offering price of $  , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $   would increase (decrease) the net proceeds that we receive from the offering by $   million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, by $  , based on an assumed initial public offering price of $   per share, which is the midpoint of the range reflected on the cover of this prospectus.

We currently intend to use the net proceeds from this offering to repay existing debt and for general corporate purposes. We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues, our future expenses and any potential acquisitions that we may propose. Pending any use, as described above, we plan to invest the net proceeds in interest bearing investment-grade securities or deposits. We cannot predict whether the proceeds invested will yield a favorable return for us.

Dividend Policy

Other than a dividend in the amount of €230,000 declared and paid in September 2014, we have not paid or declared any cash dividends on our ordinary shares during the two most recent fiscal years. We currently intend to retain all available funds and any future earnings to fund the continued development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

Furthermore, as a matter of Irish law, the ability to pay dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts, which require Irish companies to have profits available for distribution before they can pay dividends and, in the case of cash dividends, cash resources available for this purpose.

Our directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of the company’s assets will exceed its liabilities and the company will be able to pay its debts as they become due.

We expect that any cash dividends paid on our shares will be paid in U.S. dollars. As we are an Irish company, dividend withholding tax, currently at a rate of 20%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. Where dividend withholding tax does arise, we are responsible for deducting dividend withholding tax at the source and accounting for the relevant amount to the Irish Revenue Commissioners. See “Taxation—Taxation in Ireland—Withholding Tax on Dividends” and “Description of Share Capital—Share Repurchases, Redemptions and Conversions—Dividends.”

We are a holding company and will have to rely on dividends and other distributions paid to us by our subsidiaries for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders. Our ability to pay dividends on our ordinary shares is limited by restrictions on us and our subsidiaries, including restrictions under the terms of our First and Second Lien Credit and Guaranty Agreements and any other agreement governing our future indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Liquidity and Capital Resources.”

Capitalization

The following table sets forth our total capitalization as of June 30, 2014, as follows:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $   per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the use of proceeds thereof.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial Data,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and other financial information contained in this prospectus.

As of June 30, 2014
	Actual	As adjusted(1)
(U.S. dollars in thousands)
Cash and cash equivalents(2)	$	$

Short-term debt:
Revolving Credit Facility(3)	$	$
Other short-term debt	$	$

Long-term debt:
First Lien Term Loan(4)	$
Second Lien Term Loan(4)	$	$

Other long-term debt	$
Total debt	$	$

Total shareholders’ equity:
Ordinary shares, €1.00 par value per share, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(5)
Other equity
Retained earnings
Total shareholders’ equity

Total capitalization	$	$

(1)	The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

(2)	Includes $ million of cash and cash equivalents pledged as collateral for our obligations.

(3)	As of June 30, 2014, we had no amounts drawn or outstanding and $150.0 million of availability under our Revolving Credit Facility.

(4)	Reflects the carrying value, which is net of unamortized discount.

(5)

The actual and as adjusted information assumes no exercise of the option to purchase additional ordinary shares granted to the underwriters and gives effect to (i) the recapitalization of our share capital from one share with €1 par value per share to   shares with $0.01 par value per share on  , 2014 and (ii) the Irish reorganization of the Company into a plc.

A $1.00 increase (decrease) in the assumed initial public offering price of $   per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, other equity, total shareholders’ equity and total capitalization by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A 100,000 share increase (decrease) in the number of ordinary shares sold by us in this offering would increase (decrease) the as adjusted amount of each of cash and cash equivalents, other equity, total shareholders’ equity and total capitalization by approximately $   million, assuming an initial public offering price of $   per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share after this offering. Our consolidated net tangible book value as of December 31, 2013 was $   million, or $   per ordinary share. Consolidated net tangible book value per ordinary share was calculated by:

•	Subtracting $ million of goodwill and $ of intangible assets from total assets to derive consolidated tangible assets;

•	subtracting our consolidated liabilities from our consolidated tangible assets; and

•	dividing the difference by the number of ordinary shares outstanding.

After giving effect to (i) the sale of the   ordinary shares being offered, based upon an assumed initial public offering price of $   per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of proceeds therefrom as set forth under the heading “Use of Proceeds,” as if each had occurred on December 31, 2013, our pro forma consolidated net tangible book value on December 31, 2013 would have been approximately $   million, equivalent to $   per ordinary share.

The following table illustrates the immediate increase in our pro forma consolidated net tangible book value of $   per ordinary share to existing shareholders and the immediate pro forma dilution of $   per ordinary share to new investors purchasing shares in this offering:

	Existing Shareholders	New Investors
Assumed initial public offering price per ordinary share	$	$
Consolidated net tangible book value per ordinary share as of December 31, 2013	$	$
Increase in consolidated net tangible book value per ordinary share attributable to the offering and use of proceeds therefrom	$	$
Pro forma consolidated net tangible book value per ordinary share after giving effect to the offering	$	$

Dilution in pro forma consolidated net tangible book value per ordinary share to new investors	$	$

If the underwriters exercise their option to purchase additional shares to cover over-allotments in full, our pro forma consolidated net tangible book value will increase to $   per ordinary share, representing an increase to existing holders of $   per ordinary share, and there will be an immediate dilution of $   per ordinary share to new investors. A $1.00 increase (decrease) in the assumed initial public offering price of $   per ordinary share (the midpoint of the range on the cover of this prospectus) would increase (decrease) the pro forma consolidated net tangible book value attributable to this offering by $   per ordinary share, the consolidated net tangible book value after giving effect to this offering by $   per ordinary share and the dilution per ordinary share to new investors in this offering by $  , assuming that the number of ordinary shares offered remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

The table below summarizes, as of December 31, 2013, the differences for our existing shareholders and new investors in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid and the average per ordinary share price paid, based upon the assumed initial public offering price of $   per ordinary share (the midpoint of the range on the cover of this prospectus), before deducting underwriting discounts and commissions and offering expenses.

	Ordinary shares purchased		Total consideration		Average price per ordinary share(1)
	Number	%	Amount	%
Existing shareholders		%	$	%	$
New investors		%		%

Total		100%	$	100%

(1)	Gives effect to the recapitalization of our share capital from one share with €1 par value to shares with $0.01 par value per share on , 2014 and to the Irish reorganization of the Company into a plc.

The above discussion and tables are based on   ordinary shares issued and outstanding as of December 31, 2013. A $1.00 increase or decrease in the assumed initial public offering price of $   per ordinary share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease total consideration paid by new investors by approximately $   million, and increase or decrease the percent of total consideration paid by new investors by  %, assuming the number of ordinary shares set forth on the cover of this prospectus remains the same.

If the underwriters exercise their option to purchase additional ordinary shares, solely to cover over-allotments, in full, the pro forma number of our ordinary shares held by new investors will increase to  , or approximately  %, of the total pro forma number of our ordinary shares outstanding after this offering.

Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for the periods and dates indicated. The historical results presented herein are not necessarily indicative of the results that may be expected in the future.

The consolidated income statement of Arysta LifeScience Limited for the years ended December 31, 2012 and 2013 and the consolidated balance sheet as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, appearing elsewhere in this prospectus. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2013, which are included in this prospectus, are the first consolidated financial statements prepared in accordance with IFRS. You should read the selected consolidated financial data set forth below in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Prior to 2013, when we completed an internal reorganization of our legal entity structure, we were a holding company, and our only material asset was our equity interest in our wholly-owned subsidiary, Arysta Corporation. Other than the IFRS consolidated financial statements included in this prospectus, for periods up to and including the year ended December 31, 2012, we have only prepared unconsolidated financial statements in accordance with Irish GAAP, and Arysta Corporation has only prepared consolidated financial statements in accordance with JGAAP. We prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. The previous GAAP for the purpose of preparing our consolidated financial statements under IFRS is JGAAP because Arysta Corporation represented substantially all of our activity and its consolidated financial statements in JGAAP were regularly provided to our shareholder, lenders and similar stakeholders. A reconciliation from JGAAP to IFRS is presented in Note 25 to our audited consolidated financial statements.

Also presented below is supplemental selected unaudited financial data for Arysta Corporation for the years ended December 31, 2009, 2010, 2011 and 2012. We have supplementally included this information because the Company’s financial statements for the periods prior to 2012 were unconsolidated and the financial statements of our subsidiary, Arysta Corporation, are the only useful presentation of our financial condition and results of operations for this period. The consolidated statement of operations for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from the unaudited consolidated financial statements of Arysta Corporation, prepared in accordance with JGAAP, appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2009 and 2010 have been derived from the unaudited consolidated financial statements of Arysta Corporation, prepared in accordance with JGAAP, that are not included in this prospectus. We have supplementally included Arysta Corporation’s selected consolidated financial data because we believe it enhances investors’ understanding of the Company’s financial position and results of operations for such time periods and would provide the most useful information to investors’ seeking to understand the Company’s business, including historical trends. You should read the selected consolidated financial data set forth below in conjunction with the section “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation” and the unaudited consolidated financial statements of Arysta Corporation and the related notes included elsewhere in this prospectus.

The financial information of Arysta Corporation presented in accordance with JGAAP below is not directly comparable to our financial information prepared in accordance with IFRS, including with respect to line items bearing the same or similar captions. None of the financial information in this prospectus has been prepared in accordance with generally accepted accounting principles in the United States.

Selected Consolidated Financial Data of the Company (in accordance with IFRS)

	Years ended December 31,
	2012		2013
	(U.S. dollars in thousands, except per share data)
Consolidated income statement data:
Continuing operations
Sales		$1,468,075		$1,508,925
Cost of goods sold		(954,336)		(979,335)

Gross profit		513,739		529,590

Selling, general and administrative expense		(345,439)		(347,759)
Other operating income(1)		6,592		5,732
Other operating expense(2)		(6,409)		(49,979)

Operating income		168,483		137,584

Interest income		24,983		24,293
Other financial income		631		9,071

Financial income		25,614		33,364

Interest expense		(135,689)		(134,595)
Other financial expense		(92,340)		(70,091)

Financial expense		(228,029)		(204,686)

Income (loss) before tax from continuing operations		(33,932)		(33,738)

Income tax benefit (expense)		(45,078)		(47,593)

Income (loss) after tax from continuing operations		$(79,010)		$(81,331)

Discontinued operations
Income (loss) after tax from discontinued operations		(73,092)		(12,104)

Net income (loss)		$(152,102)		$(93,435)

Attributable to:
Arysta LifeScience Limited shareholder		$(160,802)		$(102,629)
Non-controlling interests		8,700		9,194

Net income (loss)		$(152,102)		$(93,435)

Earnings per share from continuing operations(3)	$		$
Earnings per share from discontinued operations(3)

Basic and diluted earnings (loss) per share(3)	$		$

Weighted average shares used to compute earnings (loss) per share(2)

Basic and diluted(3)

	As of December 31,
	2012	2013
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$112,390	$258,565
Total current assets	1,129,157	1,306,802
Total assets	2,857,096	2,706,576
Total current liabilities	854,412	691,886
Long-term debt	1,416,884	1,589,649
Total liabilities	2,457,349	2,449,912
Total equity	399,747	256,664

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Other financial data:
Consolidated segment income (including Corporate)(4)	$276,026	$284,606

(1)

Other operating income consists of our proportionate share of earnings from equity investments in which we have significant influence but not ultimate control, gains on the disposal of fixed assets and other items of income, both recurring and non-recurring. For the year ended December 31, 2012, other operating income included an impairment reversal of $5.1 million, earnings on equity method investments of $0.6 million, gains on disposal of fixed assets of $0.6 million and other items in the amount of $0.2 million. In 2013, other operating income included earnings on equity method investments of $0.8 million, gains on disposal of fixed assets of $0.3 million and other items in the amount of $4.7 million.

(2)	Other operating expense includes loss or disposal of fixed assets ($0.8 million in 2012 and $0.9 million in 2013) and impairment losses ($5.6 million in 2012 and $49.1 million in 2013).

(3)	As adjusted to give effect to the recapitalization of our share capital from one share to shares on , 2014 and to the Irish reorganization of the Company to a plc.

(4)

Consolidated segment income is defined as consolidated net income (loss) before depreciation and amortization; other operating income (expense), net; financial income (expense), net; income tax benefit (expense); income (loss) after tax from discontinued operations; and other adjustments permitted by our existing credit agreement. For further information on our credit agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Liquidity and Capital Resources.” Consolidated segment income reflects all our segments, including our Corporate segment.

We present consolidated segment income, which is a measure of profit or loss in accordance with IFRS, in Note 3 to our audited consolidated financial statements.

You should consider consolidated segment income together with the other financial information set forth in our audited consolidated financial statements. Consolidated segment income:

•	does not reflect cash requirements or working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	does not reflect our income tax expense or the cash requirements to pay our taxes;

•	does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•

does not reflect depreciation and amortization, but the assets being depreciated and amortized will often require replacement in the future, and consolidated segment income does not reflect any cash requirements for such replacements; and

•	does not include other adjustments permitted under our existing credit agreement.

The table below sets forth a reconciliation of our consolidated segment income to our net income (loss) for the periods indicated.

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Net income (loss)	$(152,102)	$(93,435)
Depreciation and amortization	74,163	66,554
Other operating (income) expense, net(a)	(183)	44,247
Financial (income) expense, net(b)	202,415	171,322
Income tax (benefit) expense	45,078	47,593
(Income) loss after tax from discontinued operations	73,092	12,104
Other credit agreement adjustments(c)	33,563	36,221

Consolidated segment income (including Corporate)	$276,026	$284,606

(a)

Represents the net of other operating income and operating expense. For the year ended December 31, 2013, other income (expense), net included impairment losses of $49.1 million and other items set forth in Note 7 to our audited consolidated financial statements. For the year ended December 31, 2012, other income (expense), net included an impairment reversal of $5.1 million, impairment losses of $5.6 million and other items set forth in Note 7 to our audited consolidated financial statements.

(b)	Represents the net of financial income and financial expense. See Note 9 to our audited consolidated financial statements.

(c)

Reflects adjustments consistent with our existing credit agreement that are permitted to be made when computing EBITDA (as defined in the existing credit agreement) for any given period under such agreement. Adjustments permitted under our existing credit agreement include items such as restructuring costs, costs related to a debt refinancing, Sponsor Payments, expenses related to mergers and acquisitions, business optimization expenses and unusual or non-recurring charges.

For the year ended December 31, 2013, we reported $36.2 million in adjustments under our existing credit agreement. Approximately one–half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as certain items that which would have been included as extraordinary gains or losses under the JGAAP are not permitted to be included as such under IFRS, with the other half related to other adjustments permitted under our credit agreement, which were comprised of unusual or non-recurring charges.

For the year ended December 31, 2012, we reported $33.6 million in adjustments under our existing credit agreement. Approximately one–half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as described above, with the other half related to other adjustments permitted under our existing credit agreement, which were comprised of unusual or non-recurring charges.

Selected Unaudited Consolidated Financial Data of Arysta Corporation (in accordance with JGAAP)

	Years ended December 31,
	2009	2010	2011	2012
	(U.S. dollars in thousands)
Consolidated income statement data:
Net sales	$1,192,499	$1,294,572	$1,579,543	$1,644,209
Cost of sales	(793,534)	(838,914)	(1,030,830)	(1,087,806)

Gross profit	398,965	455,657	548,713	556,403

Selling, general and administrative expenses	(348,313)	(377,129)	(429,386)	(421,093)

Operating income	50,652	78,528	119,327	135,310

	Years ended December 31,
	2009	2010	2011	2012
	(U.S. dollars in thousands)
Non-operating income	47,279	88,479	13,789	26,897
Non-operating expense	(168,641)	(175,149)	(250,973)	(266,301)

Ordinary income (loss)	(70,711)	(8,142)	(117,857)	(104,094)

Extraordinary gain	15,354	3,447	5,764	999
Extraordinary loss	(36,214)	(12,277)	(25,732)	(228,857)

Income (loss) before tax and non-controlling interests	(91,571)	(16,972)	(137,825)	(331,952)

Income tax benefit (expense)	(35,329)	(33,314)	17,908	20,706

Income (loss) before non-controlling interests	(126,899)	(50,286)	(119,917)	(311,246)

Non-controlling interests	(1,270)	(4,066)	(5,262)	(8,188)

Net income (loss)	$(128,169)	$(54,352)	$(125,179)	$(319,433)

	As of December 31,
	2009	2010	2011	2012
	(U.S. dollars in thousands)
Consolidated balance sheet data:
Cash and bank deposits	$64,050	$64,805	$97,479	$107,173
Total current assets	859,620	953,123	1,090,121	1,098,395
Total assets	3,242,356	3,481,200	3,557,474	3,031,116
Total current liabilities	463,018	593,680	804,155	811,435
Long-term loans payable	1,493,768	1,596,012	1,633,393	1,455,253
Total liabilities	2,388,599	2,623,831	2,820,633	2,526,727
Total shareholder’s equity	936,189	1,000,123	920,247	607,935

	Years ended December 31,
	2009	2010	2011	2012
	(U.S. dollars in thousands)
Other financial data:
Consolidated segment income(1)	$201,927	$242,129	$259,129	$276,026

(1)

Consolidated segment income is defined as consolidated net income (loss) before depreciation and amortization, cash discounts and incentives, discontinued items and others, non-operating income (expense), extraordinary gains (losses), income tax benefit (expense), non-controlling interests and credit agreement adjustments. Consolidated segment income reflects all our segments, including our Corporate segment.

We present consolidated segment income, which is a measure of profit or loss in accordance with JGAAP, in “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation—Segment Results Trends.”

The table below sets forth a reconciliation of Arysta Corporation’s consolidated segment income to its net income (loss), calculated on the basis of the Company’s current segments, for the periods indicated.

	Years ended December 31,
	2009	2010	2011	2012
	(U.S. dollars in thousands)
Net income (loss)	$(128,169)	$(54,352)	$(125,179)	$(319,433)
Depreciation and amortization	150,999	159,693	167,035	161,895
Cash discounts and incentives(a)	(8,198)	(15,803)	(34,389)	(30,369)
Discontinued items and others(b)	4,272	3,983	(7,214)	(7,528)
Non-operating (income) expense	121,362	86,670	237,184	239,403
Extraordinary (gains) losses(c)	20,860	8,830	19,968	227,858
Income tax (benefit) expense	35,329	33,314	(17,908)	(20,706)
Non-controlling interests	1,270	4,066	5,262	8,188
Credit agreement adjustments(d)	4,202	15,728	14,370	16,718

Consolidated segment income	$201,927	$242,129	$259,129	$276,026

(a)

Arysta Corporation generally recorded cash discounts and incentives as part of consolidated non-operating expense, as permitted under JGAAP. These amounts are included as a reconciling item in the table above as Arysta Corporation reduced its segment income by the amount of cash discounts and incentives so that each segment’s income would reflect the cash discounts and incentives attributable to that segment.

(b)

Discontinued items and others include Midas and FES, which are separate lines of business or geographical areas that have been disposed of and are excluded from segment results. The amounts included in the table above represent the impact of Midas and FES on the results of operations, excluding asset impairments for the respective years. See “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation—Extraordinary losses.”

(c)

JGAAP requires extraordinary items to be presented separately in the income statement, and the scope of items to be presented as extraordinary under JGAAP is broader than under IFRS and U.S. GAAP. In 2012, our extraordinary gains include reversals of certain bad debts, gains on the sales of fixed assets and a reversal or an environmental accrual. In 2011, our extraordinary gains was due to gains on the sales of fixed assets. In 2012, our extraordinary losses were due to a charge for bad debts, restructuring costs and other items. In 2011, our extraordinary losses included those present in 2012 as well as asset impairments associated with the discontinuation of Midas and FES.

(d)

Other credit agreement adjustments are adjustments that are permitted under our existing credit agreement, including restructuring costs, costs related to a debt refinancing, Sponsor Payments, expenses related to mergers and acquisitions, business optimization expenses and unusual or non-recurring charges.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations of the Company

In some cases, we have identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying forward-looking statements, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors discussed in the section entitled “Risk Factors” included elsewhere in this prospectus. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

You should read the following discussion together with “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation,” the Company’s audited financial statements and related notes thereto included elsewhere in this prospectus and Arysta Corporation’s unaudited financial statements and related notes thereto included elsewhere in this prospsectus.

Introduction

Arysta is a leading global provider of crop solutions, with expertise in agrochemical and biological products. We have a solutions-oriented business model that focuses on product innovation to address grower needs. Our solutions are delivered on a local basis, utilizing patented and proprietary off- patent agrochemical active ingredients and biosolutions, complemented by a broad portfolio of regionally managed off-patent agrochemical offerings. Biosolutions includes biostimulants, innovative nutrition, and biocontrol products. Our agrochemical and biocontrol products improve agricultural productivity by protecting crops from weeds, insects, and diseases. Biocontrol products offer a broad range of crop protection solutions with, in many cases, the added benefit of reduced synthetic residues. Our biostimulants and innovative nutrition portfolios focus on enhancing plant vigor and nutritional uptake, thus optimizing crop yield and quality. In 2013, we were the world’s 12th largest agrochemical company by revenue according to Phillips McDougall, and we believe we have leadership positions in a number of key markets, including a strong position in Africa. In addition, we believe we have the number two global position by revenue in the high-growth biostimulants market, taking into account our acquisition of Goëmar, in March of 2014.

Our products serve a broad and diverse geographic mix, focusing on high-growth regions such as Latin America, Africa, the Middle East, Central and Eastern Europe, China, and South Asia, which collectively accounted for over 65% of our sales in 2013. Within each region, we focus on the crops and product categories where we can offer the most value for our customers. Our management team executes our strategy across our six reporting segments: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, Life Sciences, and Goëmar (acquired in 2014); and Corporate. We operate in over 100 countries and have 13 formulation facilities strategically located in Latin America, Europe, Asia, and Africa. We also conduct research activities at our 72-hectare Agricultural Research and Development Center in Brazil, at our biosolutions research facility in France, which we acquired in our acquisition of Goëmar, and at our research laboratory in Valdosta, Georgia.

Basis of Financial Presentation

Our consolidated statements for the years ended December 31, 2012 and 2013 are the first that we have prepared in accordance with IFRS as issued by the IASB. Historically, our operations and business were primarily conducted through Arysta Corporation. Prior to 2013, when we completed an internal reorganization of our legal entity structure, we were a holding company.

Other than the IFRS consolidated financial statements included in this prospectus, for periods up to and including the year ended December 31, 2012, we have only prepared unconsolidated financial statements in accordance with Irish GAAP, and Arysta Corporation has only prepared consolidated financial statements in accordance with JGAAP. We prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. The previous GAAP for the purpose of preparing our consolidated financial statements under IFRS is JGAAP because Arysta Corporation represented substantially all of our activity and its consolidated financial statements in JGAAP were regularly provided to our shareholder, lenders and similar stakeholders. A reconciliation from JGAAP to IFRS is presented in Note 25 to our audited consolidated financial statements.

Principal Factors Affecting Our Results of Operations

Weather conditions

Production of the crops on which our products are used are affected by favorable and unfavorable weather conditions. Weather conditions and natural disasters can affect acreage planted, lead to modified crop selection by growers and affect the incidence (or timing) of certain crop diseases or pest infestations, each of which may alter demand for our products and adversely affect our business and results of operations. However, we believe our geographically diverse operations combined with our crop focus strategies mitigate the variability in weather related impacts to our operations.

Seasonality

The inherent seasonal nature of the agriculture industry and the geographic spread of our products often result in significant variations in earnings and cash flow across fiscal quarters. Agrochemical and biosolutions sales typically begin ahead of the growing season and peak in the middle of the season. In the northern hemisphere, farmers purchase the majority of their crop inputs during the first half of the year. Growers in the southern hemisphere do the majority of their purchasing in the second half of the year. As a result, we have historically experienced significant fluctuations in quarterly sales. Given the size of our market in Latin America, we typically generate greater net sales in the second half of the calendar year, and our net sales tend to be lower during the first half of each calendar year.

Historically, our sales generally peak in the fourth calendar quarter, which has accounted for approximately 30 to 35% of annual sales. This reflects the southern hemisphere growing season, particularly in Latin America and Southern Africa. It also includes stocking by distributors in North America and Japan in anticipation of the start of the northern hemisphere growing season. The second calendar quarter tends to be the second largest quarter reflecting in-season sales in the northern hemisphere, particularly Europe, North America and Western Africa. Weather conditions impact the demand and the timing of our sales. For example, an early spring in Europe can bring sales forward from the second quarter into the first quarter while, an early spring in Brazil can shift some sales from the fourth quarter into the third quarter. Similarly, a dry season can reduce demand for fungicides due to low disease pressure.

Trends in agricultural commodity prices

Our business is affected by fluctuations in commodity prices, which impact farmer incomes and therefore their demand for agricultural inputs including our products. Since the mid-2000s, commodity prices have consistently remained at levels in excess of historic averages, providing material increases in farm income and profitability. While crop prices have receded from recent highs, which were associated with record farm profitability, farm incomes remain significantly higher than before 2006. At current levels, there remains a strong incentive for farmers to invest in agrochemical and biosolutions products in order to retain yield and protect the return on their existing investment. We believe this is a different dynamic than for nitrogen-phosphorus-potassium, or NPK, fertilizers where there is a more direct incentive for farmers to vary applications with prices. Agrochemicals have also experienced substantially lower inflation in the past five years compared to other inputs in a grower’s cost structure and offer protection to a grower’s entire livelihood while being a relatively small part of growers’ expenses. According to the United States Department of Agriculture, or USDA, agrochemicals comprised just 6% of farmers’ expenses in 2013 in the United States, where data is most readily available.

Demographic trends and changes in consumption patterns

World population growth is expected to continue, particularly in emerging markets, where urbanization is expected to be accompanied by the expansion of the middle class and rising income levels. As consumer incomes increase and populations move from a focus on consuming the calories needed to survive (typically by consuming grain) to more sophisticated tastes and increased demand for diversity of nutrients and protein, we expect meat consumption and demand for high value crops such as fruit and vegetables to increase. The demographic shift in these markets results in increased demand for these agricultural commodities and as a result, in increased demand for our products. Our geographic exposure is heavily weighted toward regions we believe are high-growth markets, with 65% of our sales in 2013 coming from Latin America, Africa, the Middle East, Central and Eastern Europe, China and South Asia. Strong demand conditions from these regions for agricultural commodities in terms of food, feed and fuel may favorably impact the results of our operations.

Foreign exchange rates

Our consolidated financial statements are presented in U.S. dollars, as this is our primary transactional currency for sales and cost of sales. We operate in over 30 currencies globally. Transactions denominated in U.S. dollars, Euros and Japanese Yen have collectively represented more than a majority of both cash receipts and cash payments, which we expect will continue in future periods. The proportion of our transactions denominated in these currencies increases when taking into consideration currencies linked to the U.S. dollar and the Euro. Our other significant currency exposures are the Brazilian Real, or BRL, and Canadian dollar (in each of which we experience significantly more cash receipts than cash payments made in such currencies).

Foreign exchange rates can have various impacts on our financial results. The three primary impacts are as follows:

•

Commercial Exposure: Consolidated revenues and earnings are generally negatively impacted by a stronger U.S. dollar as a significant portion of our costs and payments are denominated in U.S. dollars, while sales are primarily denominated in local currencies. Our business units generally attempt to pass cost increases on to customers depending on several factors, including but not limited to, competitor pricing, duration of trends in currency movements and levels of inventory on hand. In certain cases, such exposures are hedged in the short term. We believe that many of our competitors also source materials in U.S. dollars and therefore would have similiar incentives to increase prices to offset this risk.

•

Transaction Exposure: Existing foreign currency denominated monetary assets and/or liabilities on our balance sheet create foreign exchange exposure between the time that such assets and liabilities first appear on the balance sheet and the time that they are settled. We manage this exposure through the use of certain forward exchange contracts or other hedging instruments.

•

Translation Exposure: We operate through multiple legal entities in different parts of the world. Each legal entity reports its financials in its functional currency which in, most cases, is the local currency. During the consolidation process, we translate the foreign currency denominated financials of our subsidiaries into our reporting currency, the U.S. dollar. This results in a foreign exchange impact on our financial results depending upon how the U.S. dollar has moved relative to the local currencies. This translation exposure is not hedged. Our goodwill and intangible assets impairment tests are also subject to the effects of exchange rate fluctuations because our goodwill and intangible assets are primarily denominated in Japanese Yen.

Changes in the regulatory environment

Regulatory requirements related to our agrochemical and biosolutions products are complex and vary from country to country. They are also subject to frequent changes as new data requirements arise in response to scientific developments. Because registrations directly affect our ability to sell our products, failure to obtain new registrations, delayed government decisions due to additional data requirements, non-renewal or revocation of existing registrations and changes to product labels restricting product usage are some factors that could affect sales, potentially significantly. Managing the challenging and ever-changing regulatory environment requires significant investment in product development and registration capabilities. We believe that our well-developed registration and product development capabilities are among our key strengths. We hold over 3,600 registrations in over 100 countries and obtained 155 new registrations in 2013. Our specialized and experienced regulatory team has a strong and successful track record of obtaining registrations expeditiously to support our product strategy.

Product differentiation

According to Phillips McDougall, approximately 23% of agrochemical market revenue comes from patented products with off-patent products comprising approximately 77% of the market in our industry in 2013 (inclusive of non-crop applications). Off-patent products are further composed of two distinct market categories: generic off-patent products and proprietary off-patent products. Generic off-patent products are more commoditized products with less sophisticated formulations and less product-based differentiation, and competition among generic products is largely on the basis of price. On the other hand, proprietary off-patent products which are associated with a substantial degree of product differentiation through proprietary formulation or packaging, differentiated market access or an advantaged supply position, all of which are reflected, in most cases, in higher margins relative to generic products. Our ability to increase sales of proprietary value-added products, such as our GVAP and Biosolutions portfolios, directly and favorably impacts our profitability and forms part of our core strategy. For example, in 2013 the 5.3% decrease in North American segment sales, excluding currency impacts, was driven primarily by our shift toward higher-margin GVAP products combined with our deliberately reducing emphasis on certain lower-margin products in our Regional portfolio that utilize generic off-patent AIs. Additionally our Biosolutions products provide meaningful product- based differentiation and contribute to higher margins.

Competitive pressures

Many of our competitors are larger and have access to and deploy more resources than us in terms of AI discovery, research and development, sales and distribution infrastructure, as well as formulation, manufacturing and supply chain capabilities. These factors impact our ability to compete with such larger entities and therefore our sales, margins and operating performance. Additionally, we are exposed to generic manufacturers being able to supply competing products at lower prices, affecting our margins and volumes. However, we believe that our solutions-oriented business model differentiates us from our competitors in several ways by offering customers an innovative, value-added combination of agrochemicals and biosolutions products. In agrochemicals, we gain access to key AIs through licensing and acquisition and we pursue innovation through, for example, development of synergistic blends of multiple AIs or new applications utilizing our existing portfolio, in order to address the evolving needs of our customers. We believe our worldwide network of local sales and marketing teams, particularly in key strategic markets such as Brazil and Africa, provides us with robust market intelligence and real-time customer feedback that further enhances our ability to compete.

Constant exchange rates

As noted above, we operate in over 30 currencies globally. Entities using a currency other than the U.S. dollar as their primary local invoicing currency for third party sales represented most of total sales from continuing operations during 2013. Therefore, our results for any period have been, and will continue to be, significantly impacted by movements in exchange rates. Segment sales in

2013 were 3.3% higher than 2012 on a reported basis, but were 9.0% higher when calculated at constant rates of exchange, or CER. We therefore provide analysis of segment results calculated at CER and actual exchange rates to allow an assessment of performance before and after taking into account of currency fluctuations. To calculate the impact of the exchange rate fluctuations, CER results for entities reporting in currencies other than the U.S. dollar are converted into the U.S. dollar at the same rate for each period presented.

Highlights

On March 25, 2014, we acquired Goëmar, a global manufacturer and supplier of biostimulants and biocontrol products based in Saint Malo, France. We expect to integrate the Goëmar product portfolio, which includes Physio Activator and Natural Defense technologies, with our existing Biosolutions products and leverage our geographic reach to increase the sales and distribution of Goëmar products.

On March 24, 2014, we borrowed an additional $175.0 million as an incremental term loan under our existing May 2013 $1.15 billion First Lien Credit and Guaranty Agreement issued at a discount to par at a price of 99.5% and bearing interest at LIBOR plus 3.5%, due May 2020. We used the proceeds from the additional borrowing for the acquisition of Goëmar as well as to fund general corporate purposes.

Discontinued Operations

Midas

On March 20, 2012, we announced the suspension of product sales for all formulations of the fumigant Midas in the United States based on the economic viability in the U.S. marketplace. Subsequently, we also decided to withdraw Midas from all other markets outside of the United States.

FES

During 2012, we decided to exit our business in Stavropol, Russia, which constituted a substantial majority of our business located in Russia, write off the investment in the FES group of companies and focus on growth and profit opportunities elsewhere. This decision was based on a disagreement with a minority shareholder, which was resolved on an amicable basis, difficulties in attracting new management talent and a number of factors including challenging market conditions resulting from weak supply/demand dynamics. We subsequently sold our investment in this business.

For more information regarding our discontinued operations in the periods presented, please see “—Results of Operations—Discontinued operations” below and Note 4 to our audited consolidated financial statements included in this prospectus.

Key Performance Metrics

We use segment income as a key performance metric. We do not allocate depreciation and amortization and other operating income or other operating expense to our segments. In addition, we do not allocate financial income, financial expense, income tax benefit, loss from discontinued operations, or other adjustments permitted by our existing credit agreement (as described below) to our segments. We define consolidated segment income as consolidated net income (loss) before depreciation and amortization; other operating income (expense), net; financial income (expense), net; income tax benefit (expense); income (loss) after tax from discontinued operations and other adjustments permitted by our existing credit agreement. We define segment income for each segment as operating income from each of our segments before depreciation and amortization, other operating income and other operating expense. Please see “—Segment Results” for a more complete discussion of segment income by segment and on a consolidated basis.

Results of Operations

Below is a discussion of our results of operations for the years ended December 31, 2012 and 2013:

	Years ended December 31,		Change	%
	2012	2013
	(U.S. dollars in thousands)
Continuing operations
Sales	$1,468,075	$1,508,925	$40,850	2.8%
Cost of goods sold	(954,336)	(979,335)	(24,999)	2.6%

Gross profit	513,739	529,590	15,851	3.1%

Selling, general and administrative	(345,439)	(347,759)	(2,320)	0.7%
Other operating income(1)	6,592	5,732	(860)	(13.0%)
Other operating expense	(6,409)	(49,979)	(43,570)	679.8%

Operating income	168,483	137,584	(30,899)	(18.3%)

Interest income	24,983	24,293	(690)	(2.8%)
Other financial income	631	9,071	8,440	1,337.6%

Financial income	25,614	33,364	7,750	30.3%

Interest expense	(135,689)	(134,595)	1,094	(0.8%)
Other financial expense	(92,340)	(70,091)	22,249	(24.1%)

Financial expense	(228,029)	(204,686)	23,343	(10.2%)

Income (loss) before tax from continuing operations	(33,932)	(33,738)	194	(0.6%)

Income tax benefit (expense)	(45,078)	(47,593)	(2,515)	5.6%

Income (loss) after tax from continuing operations	(79,010)	(81,331)	(2,321)	2.9%

Discontinued Operations
Income (loss) after tax from discontinued operations	(73,092)	(12,104)	60,988	(83.4%)

Net income (loss)	$(152,102)	$(93,435)	$58,667	(38.6%)

Net income (loss)	$(152,102)	$(93,435)	$58,667	(38.6%)
Depreciation and amortization	74,163	66,554	7,609	10.3%
Other operating (income) expense, net(2)	(183)	44,247	(44,430)	NM
Financial (income) expense, net(3)	202,415	171,322	31,093	15.4%
Income tax (benefit) expense	45,078	47,593	(2,515)	(5.6%)
(Income) loss after tax from discontinued operations	73,092	12,104	60,988	83.4%
Other credit agreement adjustments(4)	33,563	36,221	(2,658)	(7.9%)

Consolidated segment income (including Corporate)(5)	$276,026	$284,606	$8,580	3.1%

(1)

Other operating income consists of our proportionate share of earnings from equity investments in which we have significant influence but not ultimate control, gains on the disposal of fixed assets and other items of income, both recurring and non-recurring. For the year ended December 31, 2012, other operating income included an impairment reversal of $5.1 million, earnings on equity method investments of $0.6 million, gains on disposal of fixed assets of $0.6 million and other items in the amount of $0.2 million. In 2013, other operating income included earnings on equity method investments of $0.8 million, gains on disposal of fixed assets of $0.3 million and other items in the amount of $4.7 million.

(2)	Represents the net of other operating income and operating expense.

(3)	Represents the net of financial income and financial expense.

(4)

Reflects adjustments consistent with our existing credit agreement that are permitted to be made when computing EBITDA (as defined in the existing credit agreement) for any given period under such agreement. Adjustments permitted under our existing credit agreement include items such as restructuring costs, costs related to a debt refinancing, Sponsor Payments, expenses related to mergers and acquisitions, business optimization expenses and unusual or non-recurring charges.

For the year ended December 31, 2013, we reported $36.2 million in adjustments under our existing credit agreement. Approximately one-half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as certain items that would have been included as extraordinary gains or losses under JGAAP are not permitted to be included as such under IFRS, with the other half related to other adjustments permitted under our credit agreement, which were comprised of unusual or non-recurring charges.

For the year ended December 31, 2012, we reported $33.6 million in adjustments under our existing credit agreement. Approximately one-half of the U.S. dollar adjustments are related to the conversion from JGAAP to IFRS as described above, with the other half related to other permitted credit agreement adjustments, which were comprised of unusual or non-recurring charges.

(5)

Consolidated segment income is defined as consolidated net income (loss) before depreciation and amortization; other operating income (expense), net; financial income (expense), net; income tax benefit (expense); income (loss) after tax from discontinued operations and other adjustments permitted by our existing credit agreement.

Sales

The substantial majority of our sales are derived from the sale of goods in the ordinary course of business. Sales are recognized when the significant risks and rewards of ownership are transferred to the customer, which is usually upon delivery, at a fixed or determinable price, and when collectibility is reasonably assured. Sales in the ordinary course of business are measured at the fair value of the consideration received or receivable, net of returns, discounts and commercial and quantity discounts.

For the year ended December 31, 2013, our consolidated sales increased by $40.9 million, or 2.8%, to $1,508.9 million from $1,468.1 million in 2012. Segment sales increased by 3.3% in 2013 and 9.0% on an CER basis. Segment sales do not include agent sales, discounts and adjustments not allocated to a segment. For a description of such items, see “—Segment Results—Segment sales—Reconciliation of segment sales to reported sales.” The increase in sales was primarily due to an increase in the volume and price of products sold, partially offset by the impact of exchange rates, with increases in our Latin America and China, South Asia and Life Sciences segments, partially offset by decreases in Africa and Western Europe, North America and Japan and Central/Eastern Europe segments. Increases in both sales of acephate-based products in Latin America and in sales of our fluoxastrobin-based products in North America were partially offset by reduced sales of our insecticide products in Japan, Central and Eastern Europe. Broad increases in demand in kasugamycin and atonik products were the key drivers in our Biosolutions products, in addition to favorable weather-related and currency impacts. Offsetting these impacts was a reduction in sales of Regional products in our North America segment as a result of our deliberate strategy to shift sales to higher margin GVAP products.

Costs of sales and gross profit

Costs of sales includes expenses for the manufacturing of products such as raw materials, payroll, utilities, manufacturing costs and depreciation. Costs of sales also includes provisions for write-downs of inventories and inventory write offs. Gross profit is the difference between total sales and the costs of sales. Gross profit is mainly affected by volume of sales, the price we are able to obtain for our products, the mix of sales, the cost of raw materials, the impact of exchange rates, plant maintenance and overheads. On a CER basis, our consolidated costs of sales were generally in line with our reported costs of sales.

For the year ended December 31, 2013, our consolidated gross profit increased by $15.9 million, or by 3.1%, to $529.6 million from $513.7 million in 2012. Segment gross profit increased in line with sales on an actual and CER basis. The increase in consolidated gross profit was primarily driven by the Latin America, North America and China, South Asia and Life Sciences segments offset by a decrease in the Japan and Central/Eastern Europe segments. The gross profit in the Africa and Western Europe segment was flat in 2013 versus the prior year. As a percentage of total sales, our gross margin was 35.0% and 35.1% for the year ended December 31, 2012 and December 31, 2013, respectively. The increase in gross margin for the years ended December 31, 2013 was mainly due to an increase in the volume and price of products sold as a result of increased demand, largely offset by an increase in the prices of raw materials and productions costs, as well as less favorable exchange rates. Acephate and flucarbazone-based products led increases in gross profit in our GVAP products, offset by decreases in amicarbazone and captan products. Increases in gross profit in biozyme, atonik and our biocontrol products drove increases in Biosolutions products.

Selling, general and administrative expenses

Selling general and administrative, or SG&A, expenses principally consist of expenditures incurred for salaries and wages, amortization of intangible assets, depreciation, advertising, promotion and other sales related expenses, bad debt expenses, professional fees (including consulting, audit and legal fees), research and development and regulatory expenses, travel expenses, insurance, information technology and communication expenses, rent and leasehold expenses.

For the year ended December 31, 2013, our consolidated SG&A expenses increased by $2.3 million, or 0.7%, to $347.8 million from $345.4 million in the prior year. SG&A increases included expenses to support business growth, including increases in employment-related expenses, travel, advertising and promotion and various other items including information technology and facility related expenses. Increases were primarily in Latin America and Africa, Middle East and Western Europe where we invested in distributor education and relationship programs, additional formulations, infrastructure and investments in new markets. SG&A expenses also increased due to additional professional fees largely as a result of costs incurred in connection with our debt refinancing.

These increases were partially offset by a reduction in depreciation and amortization driven largely by an extension of the useful life of certain product research and development intangibles in Europe, Africa and the Middle East. SG&A was also positively impacted by movements in foreign exchange rates. Our SG&A expenses are generally denominated in the local currency where the activity occurs. Our growth in SG&A expenses were partially offset by the strengthening of the U.S. dollar when compared with the Brazilian Real, Mexican Peso and Japanese Yen. The strong Euro, when compared with the U.S. dollar, partially offset this trend.

Other operating income

Other operating income consists of our proportionate share of earnings from equity investments where we have significant influence but not ultimate control, gains on the disposal of fixed assets and other items of income.

For the year ended December 31, 2013, other operating income decreased by $0.9 million, or 13.0%, to $5.7 million from $6.6 million in 2012. The decrease in other operating income was due to reduced gains on the disposal of fixed assets and a 2012 impairment reversal not repeated in 2013. These decreases were offset, in part, by an increase in our proportionate share of earnings from equity investments where we have significant influence but not ultimate control and other non-recurring benefits.

Other operating expense

Other operating expenses consists of losses on the disposal of fixed assets, impairments of goodwill and intangible assets and other expense items.

For the year ended December 31, 2013, other operating expense increased by $43.6 million to $50.0 million from $6.4 million in 2012. In 2013, we recorded an impairment charge of $49.1 million, consisting primarily of a $47.8 million impairment of product registration rights. This impairment was allocated primarily to the Latin America, Japan and Central/Eastern Europe and North America operating segments.

The impairments recorded are impacted by our initial adoption of IFRS. We elected certain exemptions for business combinations resulting in most of our goodwill and intangible assets being denominated in Japanese Yen. As our cash inflows are denominated in the local currencies, primarily the Brazilian Real, the U.S. dollar, Euro and Japanese Yen. Our impairment tests are impacted by and sensitive to exchange rate movements between the local currencies and the Japanese Yen.

Consolidated operating income

For the year ended December 31, 2013, consolidated operating income decreased by $30.9 million to $137.6 million from $168.5 million in 2012. Excluding the impact in 2013 of the $47.8 million impairment of certain product registration rights and the $5.1 million impairment reversal in 2012, operating income increased by $13.1 million due primarily to a $15.9 million increase in gross profit, offset by a $2.3 million increase in selling, general and administrative costs.

Financial income

Financial income consists primarily of interest earned on loans and receivable balances, dividend income, foreign exchange gains, gains on the valuation of derivatives associated with the management of interest rate and foreign currency risks.

For the year ended December 31, 2013, interest income decreased by $0.7 million to $24.3 million from $25.0 million in 2012. The decrease in interest income was due primarily to the impact of a stronger U.S. dollar on U.S. dollar linked invoices in Brazil.

Other financial income increased by $8.4 million to $9.1 million in 2013 from $0.6 million in 2012. The increase in financial income was due primarily to non-recurring benefit resulting from the settlement of disputed tax assessments in Brazil for less than the expected amount.

Financial expense

Financial expense primarily consists of interest due on debt, losses on the valuation of derivatives associated with the management of interest rate and foreign currency risks, financing discounts, factoring arrangement fees, and foreign exchange losses.

For the year ended December 31, 2013, interest expense decreased by $1.1 million to $134.6 million from $135.7 million in 2012. The decrease in interest expense was due to interest rates on the refinancing executed in May 2013, offset by increased borrowings.

For the year ended December 31, 2013, other finance expense decreased by $22.2 million to $70.1 million from $92.3 million in 2012. The decrease in other financial expense was due primarily to reduced losses on hedging instruments as a greater proportion of our hedging instruments were designated as cash flow hedges requiring unrealized losses to be recorded in other comprehensive income as opposed to the income statement.

Provision for income taxes

Despite losses from continuing operations, we recorded an income tax expense of $47.6 million in 2013 and $45.1 million in 2012. Our consolidated net loss included amortization of intangible assets, and impairments of certain intangible assets, which are not immediately deductible for tax purposes and in some cases may never be deductible. Arysta LifeScience Limited is a tax resident of the Republic of Ireland, where the standard corporate tax rate is 12.5%. However, we are subject to tax in many jurisdictions, most of which have corporate income tax rates materially higher than the 12.5% rate. Brazil has a tax rate of 34%. Other material jurisdictions for us include the United States and France with corporate tax rates of 30%, 38% and 33%, respectively. Consequently, our effective tax rate is materially different from the standard tax rate of 12.5% in the Republic of Ireland.

We have historically recorded operating losses in certain jurisdictions and accordingly have operating tax loss carry forwards; however, as future profitability in a number of these entities is not assured, we did not recognize a deferred tax asset in respect of such losses in all circumstances. We expect profitability to improve in certain of these jurisdictions, which, at some point in the future, may allow us to recognize a deferred tax asset for loss carry forwards that we expect to utilize. As such, future income tax expense may be beneficially impacted by the recognition of these deferred tax assets.

Segment Results

Our operations consist of six reporting segments: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia and Life Sciences (and will include Göemar in future periods); and Corporate. Sales for each segment are based upon the locations to which products are shipped rather than the region of the invoicing entity and exclude agent sales, discounts and adjustments that are not allocated to a particular segment. Consolidated segment income is defined as consolidated net income (loss) before depreciation and amortization; other operating income (expense), net; financial income (expense), net; income tax benefit (expense); income (loss) after tax from discontinued operations and other adjustments permitted by our existing credit agreement. In 2013, our total segment sales increased 3.3%, or 9.0%, on a CER basis, and our consolidated segment income increased 3.1%, or 9.5% on a CER basis.

Information about how each of these items relates to our businesses at the segment level and results by segment are discussed below and in Note 3 to our consolidated financial statements included in this prospectus.

Segment sales

Segment	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Latin America	$553,226	$624,275	12.8%	19.5%
Africa and Western Europe	301,028	300,765	(0.1%)	6.7%
North America	201,203	187,798	(6.7%)	(5.3%)
Japan and Central/Eastern Europe	269,422	242,616	(9.9%)	1.3%
China, South Asia and Life Sciences	210,329	218,766	4.0%	14.5%
Corporate	(5,369)	6,501	NM	NM

Total segment sales	$1,529,839	$1,580,721	3.3%	9.0%

NM - not meaningful

Reconciliation of segment sales to consolidated sales

	2012	2013
	(U.S. dollars in thousands)
Total segment sales	$1,529,839	$1,580,721
Agent sales, discounts and adjustments not attributable to a segment(1)	(61,764)	(71,796)

Consolidated sales	$1,468,075	$1,508,925

(1)

Agent sales, discounts and adjustments not attributable to a segment consist of certain transactions where we acted primarily as an agent and the amount of revenue recognized was limited to the net commissions earned, and discounts to reduce future receipts from sales to their present value when the sale effectively includes a financing arrangement.

Segment income

Segment	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Latin America	$129,853	$137,799	6.1%	12.1%
Africa and Western Europe	52,117	46,430	(10.9%)	(2.5%)
North America	31,117	39,089	25.6%	28.0%
Japan and Central/Eastern Europe	57,827	52,168	(9.8%)	3.2%
China, South Asia and Life Sciences	31,177	29,833	(4.3%)	2.1%
Corporate	(26,065)	(20,713)	(20.5%)	(5.4%)

Total consolidated segment income	$276,026	$284,606	3.1%	9.5%

Reconciliation of segment income to consolidated income (loss) from continuing operations

	2012	2013
	(U.S. dollars in thousands)
Consolidated segment income	$276,026	$284,606
Depreciation and amortization	(74,163)	(66,554)
Other operating income (expense), net	183	(44,247)
Financial income (expense), net	(202,415)	(171,322)
Other credit agreement adjustments	(33,563)	(36,221)

Income (loss) before tax from continuing operations	$(33,932)	$(33,738)

Latin America

Operating results	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$553,226	$624,275	12.8%	19.5%
Segment income	129,853	137,799	6.1%	12.1%

For the year ended December 31, 2013, sales in the Latin America segment increased by $71.0 million, or 12.8%, to $624.3 million from $553.2 million in 2012. Excluding the impact of foreign exchange movements, sales increased by 19.5%.

The 19.5% increase in segment sales, excluding currency impacts, was due primarily to increased demand across our GVAP, Biosolutions and Regional products as a result of the introduction of 25 new products and applications in 2013 as well as increased planted acreage mainly in soybeans, our strong position in acephate, higher adoption of more sophisticated crop protection products in almost all crops including pasture, due to new pests and increasing weed resistance to glyphosate. Demand was consistent across each country in the region, with the largest increases occurring in Brazil, Mexico, Argentina, and Chile. Continued agricultural expansion in Latin America, especially in Brazil, is driving demand for our products, such as acephate, clethodim, biozyme and pasture products as growers cultivate new land, and migrate to higher yielding, more intensive farming. Sales also benefited from investment in distributor education and relationship programs to support new product introductions. Increased insect infestation over a diversified mix of crops, including soybeans and cotton, and across both large and small growers, has contributed to increased sales of acephate and other insecticides. Increases in average sales prices were primarily due to the strengthening of the U.S. dollar, which improves underlying grower profitability and enables us to pass on increases in the costs of our core inputs, which are primarily denominated in U.S. dollars. Average sales prices were also beneficially impacted by revised pricing strategy in several markets, including Mexico, where we adjusted our incentive plans for customers.

Segment income in the Latin America segment increased by $7.8 million, or 6.1%, to $137.8 million from $129.9 million in 2012. On a CER basis, segment income increased by 12.1%. Segment income increased at a slower rate than sales as we continued to invest in our distribution network in existing markets in Latin America, primarily Argentina and Brazil, and in registrations of new products and formulations in both large and smaller markets in Latin America reflecting our commitment to product innovation. We also continue to invest in our infrastructure to support our current and expected future growth, while maintaining a focus on cost controls. The associated personnel costs are priced in local currency, and we benefit from a stronger U.S. dollar.

Sales in the Latin America segment are generally denominated in the local currency of the invoicing entity, primarily the Brazilian Real and the Mexican Peso, as well as the U.S. dollar in Chile and Colombian Peso in Colombia. During 2013, the Brazilian Real weakened against the U.S. dollar, adversely affecting reported results.

Africa and Western Europe

Operating results	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$301,028	$300,765	(0.1%)	6.7%
Segment income	52,117	46,430	(10.9%)	(2.5%)

For the year ended December 31, 2013, sales in our Africa and Western Europe segment decreased by $0.2 million, or 0.1%, to $300.8 million from $301.0 million in 2012. Excluding the impact of foreign exchange movements, sales increased by 6.7%.

The 6.7% increase in segment sales, excluding currency impacts, was due to increased demand for our products in Western Europe and increases in demand and average selling prices of our products in Southern Africa, offset in part by timing of certain contract tenders and political instability in certain areas of Africa. Weather in Western Europe and new product formulations led to strong demand for fungicides, primarily our Captan-based products. Sales were also beneficially impacted by new product registrations for our Select product in the United Kingdom. Our business in Africa has a diverse customer base, including both large corporate and small independent growers, regional and national distributors and governmental and non-governmental agencies. The growth in Africa was generally due to volume increases of our Regional products in Southern Africa and an overall increase in our average selling price. Sales in 2013 were positively impacted by increased distribution to non-governmental agencies who are the main donors for the Eliminate Malaria initiative in Africa to which we distribute a leading resistance-breaking product Actellic 300CS. The growth in South Africa was offset in part due to timing of tenders for large corporate growers and commercial, state-owned companies in Ghana and Cameroon. Our ability to successfully tender for business, and the timing of these tenders from large corporate growers and commercial, state-owned companies in cotton, cocoa and sugar cane can have a material impact on our reported results. Sales were also impacted by political instability in certain countries in Africa, primarily Mali.

For the year ended December 31, 2013, segment income in our Africa and Western Europe segment decreased by $5.7 million, or 10.9%, to $46.4 million from $52.1 million in 2012. Excluding the impact of foreign exchange movements, segment income decreased by 2.5%. Gross profit increased due to increasing average selling prices and the impact of new product registrations in Western Europe, which was offset by increases in expenses driven by further investments in new markets, primarily Cameroon, to reduce distribution costs and expand our sales capacity, and the establishment of a distribution center in Mauritius, as well as certain recoveries of bad debt in Togo recorded in 2012, which were not repeated in 2013.

Sales in Africa and Western Europe are generally denominated in the Euro and the South African Rand, as well as various other African currencies, including CFA Francs, or CFA. During 2013, the primary currency impact on sales in Africa and Western Europe was the weakening of the South African Rand against the U.S. dollar and, to a lesser extent, the weakness of other African currencies. This weakening was partially offset by the strengthening of the Euro.

North America

Operating results	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$201,203	$187,798	(6.7%)	(5.3%)
Segment income	31,117	39,089	25.6%	28.0%

For the year ended December 31, 2013, segment sales in our North American segment, primarily composed of the United States and Canada, decreased by $13.4 million, or 6.7%, to $187.8 million from $201.2 million in 2012.

The 5.3% decrease in segment sales, excluding currency impacts, was driven primarily by our shift toward higher-margin GVAP products combined with our deliberate reduction of emphasis on certain lower-margin products in our Regional portfolio. Sales of our cereal herbicide GVAP products increased mainly in our flucarbazone-based products including Everest 2.0, which has a wider window of application and minimizes crop injury. In addition, in our broad acre fungicide GVAP products, sales of fluoxastrobin-based products, including Evito and Fortix, increased significantly as we continued to introduce new product formulations that expand our products and crop coverage. North American sales have also declined recently as a direct result of our strategic decision to align sales to on-the-ground usage of our products.

For the year ended December 31, 2013, segment income in the North America segment increased by $8.0 million, or 25.6%, to $39.1 million from $31.1 million in 2012. Excluding the impact of foreign exchange movements, segment income increased by 28.0%. The primary driver of our increased profitability in North America was increased gross profit of our higher-margin products which more than offset the gross profit decline on decreased sales of our lower-margin Regional products. Gross profit also benefited from productivity increases associated with improvements in the formulation process on Everest 2.0. Our SG&A costs increased year-on-year due to an expansion of our retail channel access requiring additional headcount and increased marketing spending, as well as continued investment in research and development on new product registrations for differentiated product formulations.

The weaker Canadian dollar contributed to the 5.3% decline in segment sales excluding the impact of foreign exchange movements. However, unlike other segments, because a significant portion of our sales and our purchases in North America are denominated in U.S. dollar, our operating profitability within this segment is not as significantly impacted by currency movements.

Japan and Central/Eastern Europe

Operating results	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$269,422	$242,616	(9.9%)	1.3%
Segment income	57,827	52,168	(9.8%)	3.2%

For the year ended December 31, 2013, our Japan and Central/Eastern European sales decreased by $26.8 million, or 9.9%, to $242.6 million from $269.4 million in 2012.

The 1.3% increase in segment sales, excluding currency impacts, was due to increased overall demand for our Biosolutions products in Japan, and certain new product registrations in Central and Eastern Europe. These increases were offset, in part, by unfavorable weather conditions and regulatory changes in Central and Eastern Europe. In Japan, demand for certain Biosolutions products, including our Swirski, Natupol and Spidex products, have increased because certain pests have developed resistance to traditional insecticides. We experienced reduced demand for our traditional crop protection products in Japan due to adverse weather conditions which partially offset these increases in sales. Average selling prices were generally flat year on year.

Segment sales in Central and Eastern Europe, excluding the currency impacts, decreased year on year due primarily to the length of the winter resulting in reduced planted acreage for sugar beets as certain growers migrated to other crops, which reduced demand for our clethodim-based products. Sales were also negatively impacted by price competition in Poland as well as changes in the regulatory environment in Europe resulting in general restrictions on sales of Neonicotinoid-based products. These declines were offset, in part, by increased demand for our Biosolutions such as Atonik, primarily in the Ukraine following its launch in 2012, as well as new GVAP product launches in Poland.

For the year ended December 31, 2013, segment income in our Japan and Central/Eastern Europe segment decreased by $5.7 million, or 9.8%, to $52.2 million from $57.8 million in 2012. Excluding the impact of foreign exchange movements, segment income increased by 3.2% due primarily to increased gross profit on the sales in Japan offset by a reduction of activity in its Agrimart business, which we sold in January 2014. Operating expenses were also beneficially impacted by reduced sales and marketing expenses on certain products as we shifted focus from Regional products to a smaller number of GVAP and Biosolutions products. Operating expenses in Central and Eastern Europe were reduced during 2013, in line with decreases in the segment’s revenue.

Sales in Japan and Central/Eastern Europe are generally denominated in Japanese Yen, Polish Zloty, Hungarian Forint, Ukrainian Hryvnia as well as the U.S. dollar. Lower U.S. dollar-reported sales were due to the significant weakening in 2013 of the Japanese Yen.

China, South Asia, and Life Sciences

Operating results	2012	2013	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$210,329	$218,766	4.0%	14.5%
Segment income	31,177	29,833	(4.3%)	2.1%

For the year ended December 31, 2013, sales in our China, South Asia, and Life Sciences segment increased by $8.4 million, or 4.0%, to $218.8 million from $210.3 million in 2012. This segment consists of our China and South Asia region crop protection business, or CSA, as well as our Life Sciences business and, in future periods, Goëmar.

The 14.5% increase in segment sales, excluding currency impacts, was due to increased technology adoption in Asia in the case of CSA as well as demand for our portfolio of honey bee health products in the case of our Life Sciences business.

Sales in CSA grew in each of its five major markets of India, Vietnam, China, Pakistan and Thailand. The broad increase in demand was due primarily to favorable weather, including an early monsoon season that increased demand for kasugamycin, a biocontrol product used on rice. Sales in CSA also benefited from continued growth of dinamic in Thailand and Everest 2.0 in China as growers adopted new technologies. A decline in average selling prices due to unfavorable product mix partially offset these volume increases.

The expansion of our Life Sciences business was due almost exclusively to an increase in the volume of our honey bee health products, including Apivar, a miticide directly targeting Varroa mites. Also contributing to the increase in sales was increased demand for Nutricote, a controlled release fertilizer. Demand for Apivar has increased due to heightened concerns about honey bee health. Sales of Apivar also benefited from new product registrations in the United States and certain countries in Europe.

Segment income, excluding the currency impact, grew at a decreased rate when compared to sales due to provisions recorded on inventory in CSA as well as continued investment in both human resources and infrastructure in this region. Operating profitability in this segment was impacted by additional headcount to expand manufacturing and sales capacities associated with our new product registrations.

Sales in this segment are denominated in various currencies, predominantly Japanese Yen and Euros, as well as in India Rupee, Vietnamese Dong, Thai Baht, Chinese RMB and the U.S. dollar. Consequently, the sales are impacted by the various currency movements when compared to the

U.S. dollar. During 2013, sales were generally negatively impacted by the depreciation of the Japanese Yen, which weakened by 18% when compared to the U.S. dollar as well adverse by movements in the Indian Rupee, Pakistan Rupee and Thai Baht. The strengthening of the Euro during the year partially offset these other currency movements.

Corporate

Operating results	Change
	2012	2013	Actual %	CER %
	(U.S. dollars in thousands)
Segment sales	$(5,369)	$6,501	NM	NM
Segment income	(26,065)	(20,713)	NM	NM

NM - not meaningful

Corporate Segment

Corporate segment sales include royalty income and certain adjustments to sales not allocated to our other segments. Corporate sales increased from a net reduction in sales of $5.4 million in 2012 to sales of $6.5 million in 2013 due to the timing and volume of certain adjustments. In 2012, corporate sales were negatively impacted by accrual for potential sales returns, which were reversed in 2013 when returns and rebates were lower than expected.

The Corporate segment also includes the costs related to global functions, including our chief executive officer, finance, legal, global marketing, global supply chain, business development, global human resources, and information technology. These costs are generally not allocated to the different regional segments. The costs included in the Corporate segment are primarily denominated in U.S. dollars and Japanese Yen, and to a lesser extent in the Brazilian Real, Indian Rupee and various other emerging market currencies. Certain of the global function costs are included in costs of sales rather than SG&A expenses, mainly those supply chain costs related to procurement, planning and logistics activities.

For the year ended December 31, 2013, the total corporate segment loss decreased by $5.4 million, from a loss of $26.1 million in 2012 to a loss of $20.7 million in 2013. The reduction in the segment loss was primarily driven by favorable foreign exchange rates. SG&A was positively impacted by a weakening of the Japanese Yen and emerging market currencies such as the Brazilian Real and Indian Rupee relative to the U.S. dollar. Segment income was also positively impacted by the reversal of a bonus accrual and reclassification of certain expenses permitted under our existing credit agreement.

Discontinued operations

For the year ended December 31, 2013, loss on discontinued operations was $12.1 million, a decrease of $61.0 million from $73.1 million in 2012. In 2012, we discontinued two separate businesses, our Midas business, primarily located in North America, and another business located in Russia. The decrease in the net loss from discontinued items is as a result of winding down of the activities in these operations and asset impairments of intangible and tangible fixed assets recorded in 2012. We completed the disposition of the Russia-based business in July 2014. Discontinued operations includes an impairment of goodwill of $25.7 million associated with the discontinued operations of one of our Russian-based businesses, and an impairment of intangible assets and related property, plant and equipment of $32.8 million from our decision to discontinue our Midas business in 2012.

Liquidity and Capital Resources

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Cash flow from operating activities	$177,615	$216,919
Net cash flow from operating activities	98,287	22,998
Net cash flow from (used for) investing activities	(73,789)	(35,294)
Net cash flow from (used for) financing activities	(13,587)	162,755

Cash flow from operating activities

Cash flow from operating activities was $216.9 million in 2013, up from $177.6 million in 2012, an increase of $39.3 million. The improvement in cash flow from operating activities was due to a $27.7 million increase in income (loss) before tax, adjusted for non-cash items including depreciation and amortization, impairment losses and financial income and financial expense in 2013. Cash flows from operating activities also benefited from better management of accounts receivable and other current liabilities offset by payments of trade payables.

Net cash flow from operating activities

Net cash flow from operating activities was $23.0 million in 2013, down from $98.3 million in 2012 mainly due to the items impacting cash flow from operating activities discussed above as well as increased interest payments of $96.9 million associated with the refinancing of our debt in May 2013 and increased payments of income taxes due to stronger underlying operating results.

Net cash flow (used for) investing activities

Cash flow used for investing activities decreased to $35.3 million in 2013 from $73.8 million in 2012, largely as a result of a timing of purchases of product registration rights and payments made in 2012 for contingent consideration of an acquisition completed in 2011. The decrease in cash used for investing activities was also impacted by reduced purchases of, and increased proceeds from, the sale of property, plant and equipment.

Net cash flow (used for) financing activities

Cash flows provided by financing activities increased $176.3 million in 2013 as financing activities provided $162.8 million in 2013 as opposed to a cash requirement of $13.6 million in 2012.

The increase in cash flows was due to a refinancing of our borrowings in May 2013, which repaid existing borrowings. The net impact from the refinancing (proceeds less repayments of long-term debt) was $200.2 million and was the primary driver of the net increase in cash flows from financing activities. The increase in cash flows from the refinancing was partially offset by increased payments for derivative investments and a reduction in short-term debt. During 2012, cash flow from financing activities included cash received from our parent company of $79.9 million.

Debt

On May 30, 2013, we and certain of our subsidiaries, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, entered into a first lien credit and guaranty agreement, as amended, or the First Lien Credit and Guaranty Agreement, comprised of a $150.0 million revolving facility, or Revolving Credit Facility, and a $1.15 billion term facility, or First Lien Term Loan. These loans are secured by substantially all our assets, including our cash and cash equivalents.

As of December 31, 2013, there were no amounts outstanding under the Revolving Credit Facility and $1.123 billion outstanding under the First Lien Term Loan. On March 24, 2014, we borrowed an additional $175 million as an incremental term loan under our First Lien Credit and Guaranty Agreement, issued at a discount to par at a price of 99.5% bearing interest at LIBOR plus

3.5%, due May 2020. We used a portion of the proceeds from the incremental term loan borrowing to fund the acquisition of Goëmar, and the remainder for general corporate purposes.

On May 30, 2013, we and certain of our subsidiaries, the lenders party thereto and Citibank, N.A., as administrative agent, entered into a second lien credit and guaranty agreement, as amended, or the Second Lien Credit and Guaranty Agreement and, together with the First Lien Credit and Guaranty Agreement, the First and Second Lien Credit and Guaranty Agreement, comprised of a $490.0 million term facility due November 30, 2020. The loan under the Second Lien Credit and Guaranty Agreement was issued at discount to par at a price of 99.0% and bears interest at LIBOR plus 7.00%.

Certain of our subsidiaries are guarantors under the First Lien Credit and Guaranty Agreement and Second Lien Credit and Guaranty Agreement. In general, the guarantors are required to secure their guaranties with a pledge of substantially all their assets, subject to limits and exceptions agreed in the First and Second Lien Credit and Guaranty Agreements. As part of the collateral for loans made to us under the First Lien Credit and Guaranty Agreement and Second Lien Credit and Guaranty Agreement, certain of our formulation and packaging facilities are encumbered. Our formulation facility in Brazil is mortgaged in favor of the lenders under the First Lien Credit and Guaranty Agreement and Second Lien Credit and Guaranty Agreement to secure up to BRL 22.7 million, or $10.1 million, of the guaranty obligations of Arysta Brazil. In addition, our formulation facility in Mexico is mortgaged in favor of the lenders under the First Lien Credit and Guaranty Agreement and Second Lien Credit and Guaranty Agreement to secure up to $240 million of the guaranty obligations of Grupo Bioquimico Mexicano, S.A. de C.V.

Loans issued under the First Lien Credit and Guaranty Agreement bear interest at a percentage per annum equal to (1) in the case of U.S. dollar-denominated loans maintained as or converted to base rate loans, the sum of the base rate plus a margin; (2) in the case of U.S. dollar-denominated loans maintained as or converted to LIBOR loans, the sum of the LIBOR rate plus a margin; and (3) in the case of revolving loans denominated in currencies other than U.S. dollars, the sum of the applicable index rate and margin. The applicable margin depends on the type of loan (revolving, swingline or term) and varies with our total net first lien leverage ratio.

Loans issued under the Second Lien Credit and Guaranty Agreement bear interest at a percentage per annum equal to (1) in the case of loans maintained as or converted to base rate loans, the sum of the base rate plus 6.00%; and (2) in the case of loans maintained as or converted to LIBOR loans, the sum of the LIBOR rate plus 7.00%.

Any incremental loans, loans resulting from refinancing or loans modified pursuant to a loan modification agreement will have the interest rates set forth in the applicable commitment letters, amendments or modification agreements relating thereto.

Our First Lien Credit and Guaranty Agreement has a springing financial covenant, which, if activated by the occurrence of the triggering event, would require us not to exceed a maximum total net first lien leverage ratio. The triggering event is deemed to have occurred, and the springing covenant is activated with respect to a particular fiscal quarter, if on the last day of such fiscal quarter, the aggregate principal amount of all revolving loans, swingline loans, and letter of credit obligations (excluding letter of credit obligations that are cash collateralized) exceeds 20% of the aggregate amount of revolving loan commitments (which commitments currently total $150.0 million). Through quarterly test periods ending September 30, 2014, that maximum total net first lien leverage ratio would be 5.125:1.00. Thereafter, through quarterly test periods ending September 30, 2015, the maximum total net first lien leverage ratio would be 4.625:1.00. Thereafter, through quarterly test periods ending September 30, 2016, the maximum total net first lien leverage ratio would be 4.125:1.00. Thereafter, the maximum total net first lien leverage ratio would be 3.625:1.00. There are currently no amounts outstanding under the Revolving Credit Facility, and the triggering event for the springing financial covenant has not occurred.

The First Lien Credit and Guaranty Agreement and Second Lien Credit and Guaranty Agreement also contain customary affirmative and negative covenants, including covenants that impose restrictions on how we can operate the business, our ability to make dividend payments, the incurrence of debt and our ability to make investments or disposals. As of December 31, 2013, we were in compliance with all such covenants.

We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. In addition we believe that these resources, together with borrowings under our First and Second Lien Credit and Guaranty Agreements and the net proceeds from this offering, will serve to accelerate our growth plans and future operations.

Future Capital Expenditures

We have a nimble, asset-light business model that sources AIs from over 800 suppliers and utilizes a balanced mix of toll production and in-house formulation capabilities. We believe this model optimizes our flexibility, reduces production costs, and minimizes our capital expenditures, or CAPEX.

Our recurring CAPEX requirements generally reside in two categories. The first category is the purchase of plant, property and equipment. We invested $17.5 million and $15.8 million in 2013 and 2012, respectively in this category. The key components of this investment are typically for maintenance and improvements of our formulation facilities, vehicles for distribution as well as information technology related investments. The second category is the investment related to the acquisition of new product registrations. We invested $17.4 million and $13.3 million in 2013 and 2012, respectively in this category. These investments are typically in the form of field trials, toxicity and efficacy studies, as well as various third party fees associated with the product registration review process. We successfully acquired 155 and 165 new product registrations in 2013 and 2012, respectively.

Our future recurring CAPEX requirements are expected to be in line with our recent historic performance and we plan to continue our opportunistic approach to acquiring rights to proprietary active ingredients and technologies. However, this facet of investing is unpredictable both at the number of opportunities available as well as the size of investment for the available opportunities. We believe that our cash and cash equivalents balance as of December 31, 2013 of $258.6 million and cash flows from operations will be sufficient to fund our capital expenditures and other business requirements for at least the next 12 months.

Research & Development Investments

We do not conduct discovery of new AIs within our agrochemical portfolio. We focus on developing our portfolio of AIs through selective acquisitions and licensing of proprietary and proven AIs that are complementary to our portfolio and can enhance our market access or through synergistic blends of available AIs in order to address unmet needs of our customers. In our Biosolutions portfolio we both perform research for the discovery of, and selectively acquire and license, new AIs. This enables us to develop our Biosolutions portfolio to further address the needs of our customers. This research and development, or R&D, approach of choosing not to participate in the costly and risky endeavor of new agrochemical AI discovery enables us to minimize the cost and risk profile to bring new products to market.

Our total investment in R&D, including acquiring new product registration rights and seeking new innovative formulations, was $26.4 million and $26.8 million in 2013 and 2012, respectively. This total was split between capitalized R&D of $17.5 million and $15.8 million in 2013 and 2012, respectively, and expensed R&D of $8.9 million and $11.0 million in 2013 and 2012, respectively, which were expensed in the periods in which they were incurred.

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2013, we had the following contractual obligations to make future payments in the following periods. The debt amount, and the interest payments associated with it, will vary over time according to future interest rates as the debt is based on a fixed margin above LIBOR. The table below includes additional debt under our First and Second Lien Credit and Guaranty Agreements completed in March 2014.

	Notes to the financial statements	Total	Less than 1 year	1-3 years	3-5 years	5-10(4) years
	(U.S. dollars in thousands)
Debt(1)	19,23	$1,809,346	$13,261	$26,619	$26,522	$1,742,944
Interest on debt(2)	19,23	655,914	99,133	200,357	197,663	158,761
Operating lease payments	22	16,849	5,867	7,633	3,261	88
Unconditional purchase obligations(3)	—	12,506	3,319	6,191	2,996	—

Total		$2,494,615	$121,580	$240,800	$230,442	$1,901,793

(1)	Amounts represent the expected principal cash payments relating to our long-term debt and do not include any fair value adjustments, discounts or premiums.

(2)

Amounts represent the expected interest payments relating to our long-term debt assuming LIBOR rates in effect as of December 31, 2013 and without giving effect to our hedging arrangements. Movements in LIBOR and the expiration of our interest rate swap could impact our interest payments.

(3)

Purchase obligations are generally purchase agreements on inventory related goods and licensing agreement for AIs that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty. Purchase obligations also exclude open purchase orders that are routine arrangements entered into in the ordinary course of business, as they are difficult to quantify in a meaningful way.

(4)	We had no contractual obligations to make payments in excess of 10 years.

In limited instances, we provide defined benefit plans to employees, mainly in France and Brazil. In both 2012 and 2013, the defined benefit obligations and plan assets were not material to our financial condition and accordingly have been excluded from the table above.

Contingencies

See Note 22 to our consolidated financial statements and “Business—Legal Proceedings” included in this prospectus.

Recently Adopted and Issued Accounting Pronouncements

See Note 2 “Significant Accounting Policies and Judgments” to our consolidated financial statements included in this prospectus.

Critical Accounting Estimates

The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, sales and expense. We base our estimates and judgments on historical experience, current conditions and other reasonable factors. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We consider the accounting policies discussed below to be critical to the understanding of our financial statements and involve subjective and complex judgments that could potentially affect reported results. Actual results could differ from our estimates and assumptions, and any such difference could be material to our financial statements.

Valuation and Impairments of Goodwill and Intangible Assets

The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management, generally with support from specialist consultants, and include estimates based on historical information, current market data and future expectations. The principal assumptions utilized in valuation methodologies include quantitative factors, such as sales growth rates, operating margin estimates and discount rates, as well as qualitative factors, such as the economic and political climate where the acquired business operates. While we believe our valuation process is reasonable, those estimates are inherently uncertain. As explained above, we perform regular tests of the recoverability of goodwill and indefinite-lived intangible assets. For the purposes of assessing impairment, we apply our judgment in determining our cash generating units, or CGUs, the lowest level of asset group for which there are independent cash flows, and the groups of CGUs to which goodwill is allocated. The recoverable amount for goodwill is determined based on value in use of the relevant CGU, or groups of GGUs, to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment are based on their value in use, which requires assumptions to estimate future cash flows. These assumptions are reviewed annually and are subject to significant adjustment from such factors as changes in market conditions.

As part of our initial adoption of IFRS, we elected certain exemptions for business combinations resulting in their goodwill and intangible assets being denominated in Japanese Yen. Our cash flows are denominated in various currencies, primarily Brazilian Real, the U.S. dollar, Euro and Japanese Yen. Accordingly, future impairment tests will be impacted by and sensitive to exchange rate movements between the local currencies and the Japanese Yen. At December 31, 2013, no additional impairment would arise unless the Japanese Yen was to significantly appreciate when compared to the local currencies in which the cash flows are denominated.

Provision for Doubtful Accounts

At each reporting date, trade receivables are carried at their original invoice amounts less a provision for doubtful collections based on estimated losses and any discounted component of an effective financing component. We estimate the provision at each reporting period based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific customers. We also consider any changes in the financial condition of our customers and any other external market factors that could impact the collectability of the receivables in the determination of our provision for doubtful accounts.

Provisions

Provisions are estimates of financial loss associated with risks resulting from a variety of areas including legal, product, regulatory and environmental issues. The determination of the amount of a provision is complex and is based on the relevant facts, as understood by management, for each issue. The provisions may be adjusted periodically as additional technical or legal information becomes available. Actual costs can deviate from these estimates.

Income Tax

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers economic and political factors in the respective tax jurisdiction, estimates of taxable temporary differences, projected future taxable income and tax planning strategies. At the end of each reporting period, management believes it will realize benefits at least equal to its recognized deferred tax assets. Estimates are subject to change due to market and financial performance as well as political uncertainties

Future taxable income is dependent, to some degree, on the way in which we operate including our global supply chain and intellectual property rights, which are used internationally within the company. Transfer prices for the delivery of goods and charges for the provision of services, including recharges of intellectual property, may be subject to challenge by the respective national tax authorities in any of the countries in which we operate, which may result in a significant increase in our tax expense. Interpretation of taxation rules relating to financing arrangements between entities within our company and to foreign currency translation differences may also give rise to uncertain tax positions.

We estimate our provision for income tax that will ultimately be payable when reviewed by the respective tax authorities. These estimates include significant management judgments about the eventual outcome of the reviews expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in the consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

Our earnings, cash flows and financial position are exposed to market risks relating to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Our policy is to minimize exposure to our cash flows over time caused by changes in commodity, interest and currency exchange rates. To accomplish this, we have implemented a controlled program of risk management consisting of appropriate derivative contracts entered into with major financial institutions focusing predominantly on interest rate risk and exchange rate risk.

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates. The range of changes chosen reflects our view of changes that are reasonably possible over a one-year period. Market-value estimates are based on the present value of projected future cash flows considering the market rates and prices chosen.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate risk inherent in our sales, anticipated purchases and assets, and liabilities denominated in currencies other than the U.S. dollar. We transact business in over 30 currencies worldwide, of which the most significant foreign currencies to our operations for 2013 were the Euro, the Japanese Yen, Brazilian Real, Mexican Peso, and South African Rand. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Our most material exposures to exchange rate risk are from movements of the Japanese Yen and the Euro against the U.S. dollar.

In certain circumstances, we use forward contracts, sometimes designated as cash flow hedges, to protect against the foreign currency exchange rate risks inherent in our expected cash receipts and payables where the currency of the receipt or payment is not the functional currency of the entity. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures, primarily if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge.

We have performed sensitivity analyses as of December 31, 2013 and 2012, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates of the Japanese Yen and the Euro relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency contracts offset by underlying exposures. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a foreign exchange fair value loss of $127.7 million and $0.05 million at December 31, 2013 and December 31, 2012, respectively.

Subsequent to year end, as part of a reorganization, certain intercompany loans have been classified as net investments as no repayment is planned in the foreseeable future. Excluding the impact of these reorganized intercompany loans, the impact of a 10% appreciation of the U.S. dollar relative to the Japanese Yen and the Euro at December 31, 2013 would have been approximately $0.3 million.

Interest Rate Risk

Our debt portfolio, at December 31, 2013, is composed entirely of variable-rate debt. The First Lien and Second Lien Credit and Guaranty Agreements are based on a fixed margin above LIBOR, with a minimum LIBOR rate of 1% and 1.25%, respectively. At December 31, 2013, the interest rates were 4.5% and 8.25% on the First Lien and Second Lien Credit and Guaranty Agreements, respectively. At December 31, 2013, a one percentage point increase in interest rates, excluding the impact of and hedging instruments, would have increased interest expense by $16.6 million and a one percentage point decrease in interest rates would not have decreased interest expense as current LIBOR rates are below the minimum LIBOR rates on our First and Second Lien Credit and Guaranty Agreements.

We have entered into an interest rate swap on our First and Second Lien Credit and Guaranty Agreements to modify the market risk exposures partially exchanging our floating interest payments for fixed interest payments. The interest rate swap currently covers approximately 90% of the interest payments required on our First Lien Credit and Guaranty Agreement, but decreases steadily to approximately 33% until it expires in September 2017. The interest rate swap on our Second Lien Credit and Guaranty Agreement covers 50% of the interest payments required on our Second Lien Credit and Guaranty Agreement until it expires in September 2017. At December 31, 2013, a one percentage point increase in interest rates, including the impact of hedging instruments, would have increased interest expense by $4.1 million (2012: $4.9 million) and a one percentage point decrease in interest rates would not have decreased interest expense as current LIBOR rates are below the minimum LIBOR rates on our First and Second Credit and Guaranty Agreements Facilities (2012: $9.7 million).

Supplemental Management’s Discussion and Analysis of Financial Condition and
Results of Operations of Arysta Corporation

You should read the following discussion together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” the Company’s audited financial statements and related notes thereto included elsewhere in this prospectus and Arysta Corporation’s unaudited financial statements and related notes thereto included elsewhere in this prospectus.

As used in this section, unless the context requires otherwise:

•	“our,” “us,” “we” and “ALS” refer to Arysta LifeScience plc; and

•	“Arysta Corporation” refers to Arysta LifeScience Corporation.

As described herein, historically, our operations and business were primarily conducted through our wholly owned subsidiary Arysta Corporation. ALS’s consolidated financial statements as of and for the years ended December 31, 2012 and 2013, which are included in this prospectus, are our first consolidated financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, we only prepared unconsolidated financial statements in accordance with Irish generally accepted accounting principles and, during the same time period, Arysta Corporation prepared consolidated financial statements in accordance with Japanese generally accepted accounting principles, or JGAAP. The previous GAAP for the purpose of preparing the Company’s consolidated financial statements is JGAAP because Arysta Corporation represented substantially all of our activity and its consolidated financial statements in JGAAP were regularly provided to our shareholder, lenders and similar stakeholders. A reconciliation from JGAAP to IFRS as of January 1, 2012 and December 31, 2013 and for the year ended December 31, 2013 has been presented in Note 25 to our audited consolidated financial statements.

Because ALS’s financial statements for the periods prior to 2012 were unconsolidated and the financial statements of ALS’s wholly-owned subsidiary, Arysta Corporation, are the only useful presentation of our financial condition and results of operations for this period, we have supplementally included the following management’s discussion and analysis of financial condition and results of operations for Arysta Corporation in addition to the information described above for ALS. We have supplementally included this information on Arysta Corporation because we believe it enhances investors’ understanding of ALS’s financial position and results of operations for such time periods and would provide the most useful information to investors’ seeking to understand our business, including historical trends.

The presentation in this section is different than the presentation contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the financial information of Arysta Corporation presented in accordance with JGAAP below is not directly comparable to our financial information prepared in accordance with IFRS, including with respect to line items bearing the same or similar captions.

Results of Operations

	Years ended December 31,		Change	%
	2011	2012
	(unaudited)
	(U.S. dollars in thousands)
Net sales	$1,579,543	$1,644,209	$64,666	4.1%
Cost of sales	(1,030,830)	(1,087,806)	(56,976)	5.5%

Gross profit	548,713	556,403	7,690	1.4%

Selling, general and administrative expenses	(429,386)	(421,093)	8,293	(1.9%)

Operating income	119,327	135,310	15,983	13.4%

Non-operating income	13,789	26,897	13,108	95.1%
Non-operating expenses	(250,973)	(266,301)	(15,328)	6.1%

Ordinary loss	(117,857)	(104,094)	13,763	(11.7%)

Extraordinary gains	5,764	999	(4,765)	(82.7%)
Extraordinary losses	(25,732)	(228,857)	(203,125)	789.4%

Income (loss) before tax and non-controlling interests	(137,825)	(331,952)	(194,127)	140.9%

Income tax benefit (expense)	17,908	20,706	2,798	15.6%

Loss before non-controlling interests	(119,917)	(311,246)	(191,329)	159.6%

Non-controlling interests	(5,262)	(8,188)	(2,926)	55.6%

Net loss	$(125,179)	$(319,433)	$(194,255)	155.2%

Net loss	$(125,179)	$(319,433)	(194,254)	155.2%
Depreciation and amortization	167,035	161,895	(5,140)	(3.1%)
Non-operating income	(13,789)	(26,897)	(13,108)	95.1%
Non-operating expenses	250,973	266,301	15,328	6.1%
Extraordinary gains	(5,764)	(999)	4,765	(82.7%)
Extraordinary losses	25,732	228,857	203,125	NM
Income taxes	(17,908)	(20,706)	(2,798)	15.6%
Non-controlling interest	5,262	8,188	2,926	55.6%
Corporate and other	44,656	41,798	(2,858)	(6.4%)

Segment income	$331,018	$339,004	7,986	2.4%

For the year ended December 31, 2012

Segment Results

During 2011 and 2012, Arysta Corporation’s operations consisted of four reporting segments: Latin America; North America; Europe, Africa and the Middle East; and Japan and Asia, which included the Life Sciences business. Sales for each segment are based upon the location of the ultimate customer rather than the region of the invoicing entity, and exclude corporate, non-segment sales and other items. Segment income is based on operating income before depreciation of property, plant and equipment, and amortization of intangible assets. Segment income includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include corporate and non-segment operating costs as well as certain non-recurring items, which include, but are not limited to income taxes, gains (or losses) on divestitures of businesses or fixed assets, restructuring and other non-recurring charges (income), impairments, and other income and expense items.

Information about how each of these items relates to Arysta Corporation’s businesses at the segment level and results by segment are discussed below and in Note 20 to Arysta Corporation’s unaudited consolidated financial statements included in this prospectus.

Segment sales

Segment	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Latin America	$491,787	$575,349	17.0%	30.5%
Europe, Africa and the Middle East	480,598	474,626	(1.2%)	8.7%
North America	240,424	213,367	(11.3%)	(10.9%)
Japan and Asia	369,798	386,233	4.4%	6.8%

Total segment sales	$1,582,607	$1,649,575	4.2%	11.1%

Reconciliation of segment sales to reported sales

	2011	2012
	(U.S. dollars in thousands)
Total segment sales	$1,582,607	$1,649,575
Corporate, non-segment sales and others(1)	(3,064)	(5,366)

Sales	$1,579,543	$1,644,209

(1)	Corporate, non-segment sales and others include royalty income and certain adjustments not allocated to any segment.

Segment income

Segment	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Latin America	$127,112	$152,359	19.9%	32.6%
Europe, Africa and the Middle East	78,551	73,090	(7.0%)	2.3%
North America	57,767	40,402	(30.1%)	(30.5%)
Japan and Asia	67,588	73,153	8.2%	10.1%

Total segment income	$331,018	$339,004	2.4%	8.3%

Latin America

Operating results	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Sales	$491,787	$575,349	17.0%	30.5%
Segment income	127,112	152,359	19.9%	32.6%
For the year ended December 31, 2012, Latin American sales increased by $83.5 million, or 17.0%, to $575.3 million from $491.8 million in 2011. Excluding the impact of foreign exchange movements, sales increased by 30.5%. The increase in sales, excluding the impact of currency movements, reflected generally favorable market conditions which saw increased volume demand for Arysta Corporation’s proprietary and off-patent products, including growth of new or recently introduced products. Sales growth was also aided by price increases on selected products. From a country perspective, sales growth was concentrated primarily in Brazil, but Mexico and Chile also showed notable increases in sales, as well as Colombia and Argentina. Growth was particularly strong in insecticide and herbicide products.

Latin American segment income increased by $25.3 million, or 19.9%, to $152.4 million from $127.1 million in 2011. On a constant currency basis, segment income increased by 32.6%. The increase in segment income was driven, to a large extent, by the growth in segment sales. While gross profit also increased, Arysta Corporation experienced contraction in the gross profit margin percentage, as a weaker Brazilian Real relative to the U.S. dollar resulted in a higher cost percentage for U.S. dollar-denominated raw material purchases. SG&A expenses also increased during the year, albeit at a pace below sales growth. SG&A costs are predominantly priced in local currency and benefited from a stronger U.S. dollar.

Europe, Africa and the Middle East

Operating results	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Sales	$480,598	$474,626	(1.2%)	8.7%
Segment income	78,551	73,090	(7.0%)	2.3%

For the year ended December 31, 2012, Europe, Africa and the Middle East sales decreased by $6.0 million, or 1.2%, to $474.6 million from $480.6 million in 2011. Excluding the impact of foreign exchange movements, sales increased by 8.7%. Sales in Europe, Africa and the Middle East are generally denominated in Euro and the South African Rand, as well as in various other African currencies. During 2012, the U.S. dollar strengthened against the Euro, the South African Rand and the CFA Franc, which had an adverse impact on segment sales measured at actual exchange rates. The 8.7% increase in sales, excluding the impact of currency movements, reflected increases in sales volume, particularly for Arysta Corporation’s regional products, including growth of new or recently introduced products. In addition, sales were positively impacted by price increases. From a regional perspective, sales growth was concentrated mainly in Central and East Europe, South Africa, as well as Northern Europe, including the toll formulation business in France.

Segment income in Europe, Africa and the Middle East decreased by $5.5 million, or 7.0%, to $73.1 million from $78.6 million the previous year. On a constant currency basis, segment income increased by 2.3%. Gross margin percentage decreased as a stronger U.S. dollar resulted in higher raw material costs, particularly in South Africa as a result of a weakening South African Rand. Lower SG&A expenses, aided by certain recoveries of bad debts in Togo during the year, helped mitigate some of the adverse impact of foreign exchange rates on segment income.

North America

Operating results	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Sales	$240,424	$213,367	(11.3%)	(10.9%)
Segment income	57,767	40,402	(30.1%)	(30.5%)

For the year ended December 31, 2012, sales in the North American segment, primarily composed of the United States and Canada, decreased by $27.1 million, or 11.3%, to $213.4 million from $240.4 million the previous year. The weaker Canadian dollar contributed to the decline in sales, as excluding the impact of foreign exchange movements, sales decreased by 10.9%. However, unlike Arysta Corporation’s other segments, because a significant portion of the sales and costs in North America are denominated in U.S. dollars, operating income within this segment is less significantly impacted by currency movements.

The 10.9% decrease in sales, excluding currency impacts, was driven primarily by pricing pressure on Regional products, lower volume due to new generic competing entrants and higher inventory at the distributor level at year-end 2011 versus 2012.

For the year ended December 31, 2012, North American segment income decreased by $17.4 million, or 30.1%, to $40.4 million from $57.8 million in 2011. Excluding the impact of foreign exchange movements, segment income decreased by 30.5%. The primary driver of the decrease in profitability in North America was the decline in sales volumes, coupled with price reductions due to the pricing pressures described above, partially offset by Arysta Corporation’s efforts to reduce SG&A expenses.

Japan and Asia

Operating results	2011	2012	Change
			Actual %	CER %
	(U.S. dollars in thousands)
Sales	$369,798	$386,233	4.4%	6.8%
Segment income	67,588	73,153	8.2%	10.1%

For the year ended December 31, 2012, Japan and Asia sales increased by $16.4 million, or 4.4%, to $386.2 million from $369.8 million in 2011. Sales in Japan and Asia are generally denominated in Japanese Yen, Vietnamese Dong, Indian Rupee, Pakistan Rupee, Thailand Baht and Euro. During 2012, the U.S. dollar strengthened against a number of currencies used in the Japan and Asia segment, including the Euro, India Rupee and Pakistan Rupee. The 6.8% increase in sales, excluding the impact of currency movements, was due to increased overall volume demand for Arysta Corporation’s crop protection and biosolutions products in Japan, coupled with continued growth in the Life Sciences business, including growth in the Apivar honey bee health product. In addition, sales benefited from growth in China and India. However, the region experienced sales volume declines in some countries due to a delay in obtaining product re-registrations in Thailand, flooding in Pakistan and drought in Indonesia. Sales prices were generally flat in Japan and the Life Sciences business, while prices increased in South Asia.

For the year ended December 31, 2012, segment income in the Japan and Asia segment increased by $5.6 million, or 8.2%, to $73.2 million from $67.6 million in 2011. Excluding the impact of foreign exchange movements, segment income increased by 10.1%. The increase in segment income on a constant currency basis was due to a number of factors, including the increase in sales described above, a decrease in the cost of goods sold in Japan, and a slower growth rate in selling, general and administrative expense relative to sales.

Non-operating income

Non-operating income includes interest income, dividend income, gains on the sale or valuation of derivative instruments, Arysta Corporation’s proportionate share of earnings from equity investments where it has significant influence but not ultimate control, foreign exchange gains and other items. For the year ended December 31, 2012, non-operating income increased by $13.1 million, or 95.1%, to $26.9 million.

The increase in non-operating income was primarily due to increased gains recorded on the valuation of derivative instruments of $16.3 million, including gains recorded on currency options and interest rate swap and cap instruments to manage currency and interest rate exposure on outstanding syndicated loan borrowings. Non-operating income also benefited from an increase in interest income, primarily in Brazil, due to the impact of a stronger U.S. dollar on U.S. dollar-linked invoices.

Non-operating expense

For the year ended December 31, 2012, non-operating expense increased by $15.3 million or 6.1% to $266.3 million. Non-operating expense includes interest expense, cash discounts on trade receivables, foreign currency exchange loss, losses recorded on the valuation of derivative instruments and various other expense items, including amortization of capitalized financing costs.

The increase in non-operating expense was primarily due to increases in losses on the valuation of derivative instruments of $35.4 million partially offset by decreases in interest income, cash discounts on trade receivables and lower foreign currency losses. For the year ended December 31, 2012, interest expense decreased by $7.1 million, or 5.5%, to $121.1 million from $128.2 million the previous year. The decrease during 2012 was due primarily to lower average outstanding balances on Arysta Corporation’s borrowings. For the year ended December 31, 2012, cash discounts on the sale of trade receivables decreased by $4.5 million, or 11.7%, to $33.6 million from $38.0 million the previous year. The decline was mainly the result of lower discounts paid in Brazil due to the weakening of the Brazilian Real relative to the U.S. dollar.

Extraordinary gains

For the year ended December 31, 2012, extraordinary gains decreased by $4.8 million, or 82.7%, to $1.0 million. Under JGAAP, extraordinary gains are non-recurring items and prior-period adjustments including gains on the disposal of fixed assets and gains on sales of long-term investments, and the scope of items to be presented as extraordinary gains under JGAAP is broader than under IFRS and U.S. GAAP. In 2011, Arysta Corporation recorded extraordinary gains from a non-recurring gain on the reversal of its allowance for doubtful accounts of approximately $2.7 million, due to better than expected collections in its Europe, Africa and Middle East segment, as well as gains recorded on the sale of property, plant and equipment of $2.1 million, the reversal of provisions for contingent liabilities of approximately $0.7 million as well as other items. In 2012, Arysta Corporation recorded an extraordinary gain of $1.0 million on the sale of property, plant and equipment.

Extraordinary losses

For the year ended December 31, 2012, extraordinary losses increased by $203.1 million or 789.4% to $228.9 million. Under JGAAP, extraordinary losses are non-recurring items and prior-period adjustments including losses on the disposal of assets, impairment losses and losses on investments, and the scope of items to be presented as extraordinary losses under JGAAP is broader than under IFRS and U.S. GAAP. In 2012, Arysta Corporation discontinued two separate businesses, the Midas business, primarily located in North America, and the FES business located in Russia. The increase in the extraordinary losses is primarily due to the impairment of related tangible and intangible assets.

Provision for income taxes

In 2012, Arysta Corporation recorded an income tax benefit of $20.7 million versus $17.9 million in 2011. The 2012 benefit was composed of a current year income tax expense of $34.3 million compared to $30.8 million in 2011 and a deferred tax benefit of $55.0 million compared to $48.7 million in 2011. While Arysta Corporation reported a consolidated net loss for both 2011 and 2012, a current period income tax expense was driven primarily by amortization of goodwill and intangible assets, and impairments of certain intangible assets, which are not immediately deductible for tax purposes and in some cases may never be deductible. Offsetting these consolidated net losses were operating profits in Brazil, Mexico, the United States, Canada and other jurisdictions, which gave rise to current year tax liabilities. Such increase in tax liabilities were offset by reductions in Arysta Corporation’s deferred tax liabilities from the fair value adjustments recorded on business combinations as well as other temporary timing differences, resulting in an income tax benefit.

Liquidity and Capital Resources

	Year ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Net cash flow from operating activities	$130,165	$149,064
Net cash flow from (used for) investing activities	(122,542)	(67,424)
Net cash flow from (used for) financing activities	21,776	(66,625)

Net cash flow from operating activities.

Cash flows from operating activities during 2012 was $149.1 million, an increase of $18.9 million over the $130.2 million recorded in 2011. The increase in operating cash flow was mainly the result of lower levels of inventory, reduced interest expense on syndicated debt in Japan and lower income taxes resulting from timing differences and a tax loss carry back refund. These cash inflows from operating activities, after adjusting for non-cash items, were partially offset by operating cash outflows related to higher outstanding accounts receivable and lower accounts payables.

Net cash flow used for investing activities.

During 2012, cash used for investing activities was $67.4 million in cash outflows, a decrease of $55.1 million compared to the $122.5 million in 2011. During 2011, investing cash flows included $77.6 million in acquisition related outflows, used for the purchase of Devidayal (Sales) Limited, a Mumbai- based formulator and marketer of pesticides, agrochemicals and micronutrients, among other things, incorporated under the laws of India.

During 2012, cash used for investing activities included $31.7 million in third party payments to acquire the perpetual license to certain intellectual property, technical and stand-alone end use product registrations and trademarks. In addition, 2012 included $12.4 million in payments for contingent consideration for acquisitions completed in 2011. Investing cash flows in 2012 were also favorably impacted compared to 2011 by lower payments for capitalized product registration costs and a reduction in time deposits.

Net cash flow from (used for) financing activities.

During 2012, cash used for financing activities was $66.6 million compared to cash provided by financing activities of $21.8 million in 2011. During 2011, Arysta Corporation received $78.8 million in proceeds from incremental long-terms loans to fund $77.6 million in acquisition related outflows, including, among others, the purchase of Devidayal (Sales) Limited described above. In addition, during 2011, Arysta Corporation received $31.4 million in net proceeds from currency hedge trades and increased funding under short-term loan facilities by $31.0 million. These cash inflows were partially offset by cash outflows of $77.1 million related to regularly scheduled debt retirement, a $25.1 million voluntary debt prepayment and $15.6 million in outflows related to bank amendment fees.

During 2012, Arysta Corporation used $95.9 million in cash for regularly scheduled debt amortization, $18.9 million for long-term debt prepayment, $29.2 million for the repayment of short-term loan facilities and $5.4 million for bank amendment fees and other outflows. Arysta Corporation received $83.5 million in proceeds from a new stock issuance, a portion of which was used to fund a $31.7 million third party payment to acquire the perpetual license to certain intellectual property, technical and stand-alone end use product registrations and trademarks.

Segment Results Trends

The following tables show the trend of segment sales and segment income for the period from 2009 through 2013. This presentation reflects Arysta Corporation’s performance based on its current reporting segments. The purpose is to facilitate comparability between similar segments over time by harmonizing the definition of segments and the definition of segment income. For purposes of this analysis, the following six segments are included: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia and Life Sciences; and Corporate. These segments are similar to the segments presented in the audited consolidated financial statements included in the prospectus.

Segment Sales

	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Latin America	352,352	401,262	464,909	553,226	624,275
Africa and Western Europe	239,449	252,847	312,381	301,028	300,765
North America	183,669	228,053	229,257	201,203	187,798
Japan and Central/East Europe	241,767	226,821	249,847	269,422	242,616
China, South Asia and Life Sciences	159,889	169,228	206,143	210,329	218,766
Corporate	2,116	(133)	(3,070)	(5,369)	6,501

Total segment and corporate sales	$1,179,243	$1,278,076	$1,459,467	$1,529,839	$1,580,721

Reconciliation of segment sales to reported sales

	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Total segment and corporate sales	$1,179,243	$1,278,076	$1,459,467	$1,529,839	$1,580,721
Cash discounts and incentives	8,198	15,803	34,389	30,369	30,684
Discontinued items and others	5,058	692	85,687	84,001	3,801

Consolidated sales (JGAAP)	$1,192,499	$1,294,572	$1,579,543	$1,644,209	$1,615,206

Segment Income
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)

Latin America	$72,022	$94,964	$101,412	$129,853	$137,799
Africa and Western Europe	32,816	44,756	53,902	52,117	46,430
North America	52,929	66,288	52,067	31,117	39,089
Japan and Central/East Europe	39,274	38,451	49,309	57,827	52,168
China, South Asia and Life Sciences	24,955	23,117	33,902	31,177	29,833
Corporate	(20,067)	(25,448)	(31,464)	(26,065)	(20,713)

Total segment income	$201,927	$242,129	$259,129	$276,026	$284,606

Reconciliation of segment income to net loss

	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Consolidated segment income(1)	$201,927	$242,129	$259,129	$276,026	$284,606
Depreciation and amortization	(150,999)	(159,693)	(167,035)	(161,895)	(132,893)
Credit agreement adjustments	(4,202)	(15,728)	(14,370)	(16,718)	(13,449)
Cash discounts and incentives	8,198	15,803	34,389	30,369	30,684
Discontinued items and others	(4,272)	(3,983)	7,214	7,528	(5,289)

Operating income (JGAAP)	$50,652	$78,528	$119,327	$135,310	$163,659

Non-operating income (expense)	(121,362)	(86,670)	(237,184)	(239,403)	(268,803)
Extraordinary gains (losses)	(20,860)	(8,830)	(19,968)	(227,858)	2,990
Taxes	(35,329)	(33,314)	17,908	20,706	(69,068)
Non-controlling interests	(1,270)	(4,066)	(5,262)	(8,188)	(8,460)

Net loss (JGAAP)	($128,169)	($54,352)	($125,179)	($319,433)	($179,682)

(1)	See “Selected Consolidated Financial Data—Selected Unaudited Consolidated Financial Data of Arysta Corporation (in accordance with JGAAP)” for the definition of consolidated segment income and a description of certain of the adjustments in this table.

Business

Our Company

Arysta is a leading global provider of crop solutions, with expertise in agrochemical and biological products. We have a solutions-oriented business model that focuses on product innovation to address grower needs. Our solutions are delivered on a local basis, utilizing globally managed patented and proprietary off-patent agrochemical active ingredients and biosolutions complemented by a broad portfolio of regionally managed off-patent agrochemical offerings. Biosolutions includes biostimulants innovative nutrition, and biocontrol products. Our agrochemical and biocontrol products improve agricultural productivity by protecting crops from weeds, insects, and diseases. Biocontrol products offer a broad range of crop protection solutions with, in many cases, the added benefit of reduced synthetic residues. Our biostimulants and innovative nutrition portfolios focus on enhancing plant vigor and nutritional uptake, thus optimizing crop yield and quality. In 2013, we were the world’s 12th largest agrochemical company by revenue according to Phillips McDougall, and we believe we have leadership positions in a number of key markets, including a strong position in Africa. In addition, we believe we have the number two global position by revenue in the high-growth biostimulants market, taking into account our acquisition of Goëmar in March of 2014.

We employ a selective, highly targeted market strategy aimed at specific regions and crops where we believe our market position, product portfolio and capabilities enable us to achieve sustainable high growth and profitability and a strong leadership position. Our product portfolio consists of a distinctive suite of both agrochemical and biosolutions products. This breadth of product offerings led us to develop our “ProNutiva” concept that combines agrochemicals with biosolutions. ProNutiva solutions address the full spectrum of protection, nutrition, and yield enhancement needs of growers, often with lower residue levels. Our worldwide network of customer-centric local sales teams possesses strong technical expertise, local market knowledge, and direct customer contacts. Our sales teams are supported by our core competencies in global portfolio management, marketing, licensing, product development, regulatory, and supply chain management. As a result, we are able to offer extensive solutions from our established portfolio and to rapidly develop innovative solutions that align with the evolving needs of our customers. We use information obtained from our customers to fine tune our product offering to ensure that it remains current with the changing needs of our target markets, while maintaining the breadth to provide our customers with comprehensive solutions. Our products serve a broad and diverse geographic mix, focusing on high-growth regions such as Latin America, Africa, the Middle East, Central and Eastern Europe, China, and South Asia, which collectively accounted for over 65% of our sales in 2013. Within each region, we focus on the crops and product categories where we can offer the most value for our customers. Our management team executes our strategy across our six segments: Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, Life Sciences and, following our acquisition in March 2014, Goëmar and Corporate.

Our customer-centric sales model, highly targeted market strategy, and robust portfolio of crop solutions are supported by our capabilities in product development and registration and our asset-light business model. Arysta is a leader in developing innovative agrochemical solutions by creating new applications from, and synergistic combinations including, proven agrochemical AIs. As of June 30, 2014, our extensive product portfolio included over 200 AIs and over 3,600 registrations worldwide. We obtained 155 new product registrations in 2013. We endeavor to generate at least 15% of our annual gross profit from “New New” products. This is an important focus for our long-term business development strategy. We do not conduct any basic research for the discovery of new agrochemical AIs (which involves significant cost and risk); rather, we selectively acquire or license the rights to AIs that we believe will enhance our product portfolio and allow us to capitalize on market opportunities. Within biosolutions, where primary research activity is less costly and can result in a quicker time to market than for agrochemicals, we perform an increasing amount of research and development to further enhance our new product pipeline, with a strong external network of over 15 research partners. We also conduct research activities at our 72-hectare Agricultural Research and Development Center in Brazil, at our biosolutions research facility in

France, which we acquired in our acquisition of Goëmar, and at our research laboratory in Valdosta, Georgia.

We have a nimble, asset-light business model that sources AIs from over 800 suppliers and utilizes a balanced mix of toll production and in-house formulation capabilities. We believe this model optimizes our flexibility, reduces production costs, and minimizes our capital expenditures. We operate in over 100 countries and have 13 formulation facilities strategically located in Latin America, Europe, Asia, and Africa. With one minor exception, we engage in no direct agrochemical AI manufacturing. Our model helps us to optimize our cost structure by reducing fixed costs which, in turn, provides us with flexibility required to adapt quickly to market changes.

Our Industry

Industry overview and macro drivers

Global crop production is supported by a broad range of industries, including agrochemicals and biosolutions, that seek to deliver solutions to help growers protect and enhance crop yields. The agrochemical industry produces a range of agrochemical products which protect crops from weeds, insects, and diseases. Biosolutions encompass a variety of technologies, including technologies designed to increase yield, improve crop quality, and manage abiotic stress by enhancing natural plant systems and processes, as well as technologies providing naturally derived and/or lower residue alternatives for insect (and, to a lesser extent, other pest) control. We believe that the current market size for the two industries combined is approximately $60 billion globally. According to Phillips McDougall, the market for agrochemicals grew at a CAGR of 6.8% between 2003 and 2013, and we estimate that the biosolutions market has grown at rates in excess of 15% per annum over the past two years.

The agrochemicals and biosolutions industries are supported by strong global macroeconomic trends that we expect will drive demand for increasing crop production and yields. World population growth is expected to continue, particularly in emerging markets, where urbanization is expected to be accompanied by the expansion of the middle class and rising income levels. As consumer incomes increase and populations move from a focus on consuming the calories needed to survive (typically by consuming grain) to more sophisticated tastes and increased demand for diversity of nutrients and protein, we expect meat consumption and demand for high value crops such as fruit and vegetables to increase. According to the OECD, as per capita income in a given country increases from approximately $2,000 per year to over $5,000 per year, growth in meat consumption more than doubles. Additionally, it requires more than five kilograms of feed grain to produce a single kilogram of beef. As a result, higher meat consumption creates strong pressures for increased grain supply and also draws arable land away from production of other crops, thereby requiring more production per farmed acre across all crops. Increasing focus on healthy diets by consumers in both developed and developing countries has also caused an expansion in the high value fruit and vegetable markets. The diversity of crops within these markets and the variety of insects and diseases to which they are vulnerable create additional opportunities for companies in the agrochemical and biosolutions industry, while their high value increases grower incentives to use crop solutions products. Typically, fruits and vegetables require significantly higher dollar values of crop solutions products per acre compared to row crops.

At the same time, growers face increasing supply constraints. Due to rapid urbanization, available land for agricultural production continues to decrease per capita, while natural resources such as fresh water are in increasingly limited supply. According to the Food and Agriculture Organization, or FAO, the availability of arable land per capita has been reduced by more than 50% since 1960, and is expected to decrease by an additional 20% by 2050. The International Water Management Institute estimates that almost 70% of the globally accessible fresh water supply is currently used for agricultural irrigation. Given these supply pressures, the FAO estimates that approximately 80% of agricultural productivity increase by 2050 will need to come from yield increases with the remainder depending on increases of arable land and crop intensity. Increased use of biofuel and ethanol, driven by demand for environmentally-friendly energy solutions, creates additional end markets for crop production, putting further pressure on agricultural productivity and arable land for crop production.

Since the mid-2000s, commodity prices have consistently remained at levels in excess of historic averages, providing material increases in farm income and profitability. While crop prices have receded from recent highs, which were associated with record farm profitability, farm incomes remain significantly higher than before 2006. At current levels, there remains a strong incentive for farmers to invest in agrochemical and biosolutions products in order to retain yield and protect the return on their existing investment. This is a different dynamic than for NPK fertilizers where there is a more direct incentive for farmers to vary applications with prices. Agrochemicals have also experienced substantially lower inflation in the past five years compared to other inputs in a grower’s cost structure and offer protection to a grower’s entire livelihood while being a relatively small part of their expenses. According to the USDA, agrochemicals comprised just 6% of farmers’ expenses in 2013 in the United States, where data is most readily available.

In emerging markets, crop solutions industry growth is largely driven by increased adoption of agrochemicals. For example, Brazil’s consumption of crop protection chemicals for corn increased from $36 per hectare in 2007 to $52 per hectare in 2012, in line with the United States at $52 per hectare in 2012 according to Phillips McDougall. Similarly, Indonesia and Thailand increased their consumption of crop protection chemicals for rice, their main crop, from $4 per hectare and $10 per hectare in 2007, respectively, to $14 per hectare and $23 per hectare in 2012, respectively, but these consumption levels remain significantly below the United States at $116 per hectare in 2012. Therefore we believe there is opportunity for further adoption in these markets leading to additional growth.

Genetically modified organism, or GMO, technologies are increasingly widely applied in agriculture to produce seeds with desirable characteristics such as pest resistance, as well as improved resistance to drought and increased yields. While GMO seeds with pest resistance traits have an impact on the use of conventional crop protection, the market for agrochemicals as crop protection products remains robust for a number of reasons:

•	Weed resistance has developed in a number of genetically modified crops, requiring the use of selective herbicides such as clethodim.

•	Insect and fungal disease resistance remains a technical challenge.

•	Adoption of GMO technology has been slow in some markets, especially Europe.

•	Not all crops are amenable to the introduction of GMO technology. To date, most of the focus has been on the large broad acre crops, such as soybean and cotton.

•	There are relatively few examples of the application of GMO technology in fruit and vegetable crops.

While there can be no certainty of the ultimate impact of GMO technology on our industry, we believe all these factors will help create positive market forces for continued growth of the conventional crop protection product market alongside GMOs in the long term. The Arysta portfolio includes products that can be used on genetically modified crops and herbicides, fungicides and insecticides that can be used as part of a resistance management strategy. Because GMO technology is generally more expensive than conventional seeds, GMO growers may also be more likely to purchase our products to protect such higher investment crops. Additionally, our biosolutions portfolio provides further options allowing the grower to adopt an integrated crop management approach. These considerations, along with our strong presence in crops such as fruit and vegetables that are not a primary focus for GMO technologies, lead us to believe that we are well placed to manage any impact of GMOs on our business in the future.

We believe we are well positioned within the industry. As the pace of AI discovery in agrochemicals has slowed as described below under “—Agrochemical innovation overview,” novel formulations of existing AIs and new technologies such as biosolutions are expected to be increasingly important drivers of innovation in yield enhancement. We believe that biosolutions, particularly biostimulants and innovative nutrition products, have the potential to provide market changing solutions to issues such as abiotic stress, nutrient uptake efficiency, and crop vigor, which are currently among the most significant causes of yield loss. These issues are not fully addressed by agrochemicals or by genetic modification. Biosolutions represent a relatively small but highly innovative and fast growing market, which we expect to continue to grow substantially faster than agrochemicals.

Agrochemical products overview

The agrochemical market was estimated at $54 billion in 2013, growing at a CAGR of 6.8% between 2003 and 2013. Agrochemical products generally include chemical products that protect crops from weeds, insects, and diseases. Key market categories include herbicides (44% of the 2013 agrochemical market), insecticides (28% of the 2013 agrochemical market), and fungicides (26% of the 2013 agrochemical market), according to Phillips McDougall. Herbicides assist in the removal of competing plants, reducing competition for space, nutrients, and moisture. Herbicides also prevent harvest slowdown due to weed separation. Insecticides eliminate plant-eating insects, thereby reducing loss of crop, limiting the introduction of insect-borne and opportunistic pathogens, improving plant quality and storage life and averting harvest slowdown. Fungicides provide solutions for the control and elimination of plant diseases caused by fungi, bacteria, and viruses. Effective disease management reduces adverse impact on yield and quality (for example, reducing blemishes on crops), as well as increasing land productivity. The fungicide category has been growing at a faster rate than the other categories due to increasing importance of fruits and vegetables. Fruits and vegetables are the highest value category and are highly fragmented due to the large variety of crops. Typically, fruits and vegetables require the use of a greater variety of high value agrochemicals due to their susceptibility to different diseases.

Agrochemicals are highly regulated. Before an AI or a formulated product can be sold in a country, it must receive approval from the relevant authorities to verify its efficacy, safety, and environmental impact for each specific crop application. These processes can be expensive and time-consuming and require specific knowledge of the local regulatory frameworks across regions, countries, and local jurisdictions. Major participants in the agrochemical and biosolutions industries typically have strong teams of regulatory experts focused on obtaining and maintaining registrations for their products swiftly and effectively, which provide a significant advantage in the time and cost to bring a new product to market. Registration requirements make new entry into markets more difficult, regardless of whether the products are patented. Recent regulatory pressures have also led to increasingly stringent efficacy, safety, and data requirements, leading to increased costs of field trials and risks of commercialization failure.

Agrochemical innovation overview

Innovation in agrochemicals focuses on the development of new formulations, packaging, and solutions based on already existing AIs as well as the discovery of new AIs.

The various research and development processes leading to the discovery, development, and commercialization of a new AI are complex and time consuming. The average capital investment required to bring a new AI to market is approximately $250 million with an average time to market of ten years, according to Phillips McDougall.

Over the last 20 years, the pace of development of new AIs has slowed materially, driven by a number of factors. The first is the broad range of existing agrochemical products. As the result of the lack of completely unmet needs, the rate of development of new products has slowed. New AIs tend to focus on broader spectrum control, enhanced efficacy, or reduced environmental footprint. At the same time, research and development and regulatory costs have increased, and timelines for development have lengthened, which have resulted in a smaller pipeline of new agrochemical AIs under development. Between 1990 and 1999, an average of 12.7 new agrochemical AIs were introduced each year, while from 2010 through 2013 the number declined to 6.3 per year.

In contrast, we have historically spent less than $15 million to bring a new formulation to market (approximately 6% of the cost of agrochemical AI discovery), including allocated licensing costs, development costs, and registration costs. Formulations or packages combining multiple AIs are able to provide benefits exceeding those of the standalone AIs, providing a differentiated solution to the grower and often addressing unmet needs in the market. Companies that focus on formulations-based innovation in agrochemicals, rather than AI discovery, are able to have substantially lower capital expenditure and research and development spending, while also reducing the risk of commercial failure.

Agrochemical competitive landscape

According to Phillips McDougall, approximately 23% of revenues in the agrochemical market (including non-crop applications) came from patented products in 2013. Due to the decreasing pace of agrochemical AI discovery, as well as an increasing number of products coming off-patent, patented products have been growing more slowly than the overall agrochemical market. The patented segment grew at a CAGR of 5.0% between 2003 and 2013 as compared to a CAGR of 7.0% for the off-patent category during the same period, in each case, including non-crop applications.

Agrochemical AI discovery is currently dominated by large multinational firms with significant research and development budgets and AI manufacturing capabilities. Key participants in this market include BASF SE, Bayer AG, Syngenta AG, E. I. du Pont de Nemours and Company, The Dow Chemical Company, as well as a number of Japanese participants. Most participants with significant AI discovery capabilities also have broad portfolios of off-patent products as a result of patent expirations and generate the majority of their revenue from off-patent products.

Off-patent products comprise approximately 77% of the agrochemical market (including non-crop applications). Key participants in this market include FMC Corporation, ADAMA Agricultural Solutions Ltd., Auriga Industries A/S, United Phosphorus Ltd., and Nufarm Limited, among others. These companies do not engage in AI discovery and primarily sell off-patent products (although they may also have some patented products) which have been acquired or licensed. With the exception of Arysta and FMC Corporation, all of these competitors have significant agrochemical manufacturing assets.

Off-patent products are composed of two distinct market sub-categories. Proprietary off-patent products, a sub-category that companies such as Arysta and FMC Corporation focus on, are associated with a substantial degree of product differentiation through proprietary formulation or packaging, differentiated market access, or an advantaged supply position. These characteristics enable producers to maintain a stronger market position and higher profitability, despite a lack of traditional patent-based intellectual property protection of the applicable AI. In particular, proprietary formulations or packages combining multiple AIs are able to provide benefits exceeding those of standalone AIs, providing a value-enhancing solution to the grower. The proprietary off-patent category aims to solve the same challenges as those pursued by companies developing new AIs (broader spectrum control, greater efficacy, and improved environmental footprint), but is focused on improving formulations of existing AIs, creating combinations of existing AIs or developing novel delivery technologies.

Generic off-patent products are more commoditized products with less sophisticated formulations and less product differentiation. Thus, there is more competition among generic products and they are sold more on the basis of price. Generic off-patent products utilize AIs with expired patents for which a market demand remains sufficiently large to support a number of participants competing primarily on price. While this category of the market has typically seen lower margins than the patent-protected and proprietary off-patent categories, it has experienced significant top-line growth in recent years.

Biosolutions product overview

We estimate that the biosolutions market had approximately $5 billion in sales in 2013 and has grown at a CAGR in excess of 15% over the past two years. Biosolutions encompass a range of innovative products and novel chemistries in the forms of biostimulants, innovative nutrition and biocontrol products. Biostimulants and innovative nutrition products enhance plant physiological responses, including optimizing the use and uptake of nutrients, improving responses to abiotic stress and enhancing plant growth and root development. Biocontrol products offer innovative crop protection solutions with strong efficacy and low toxicity profiles. Biocontrol products are most frequently used in specialty crop markets such as fruits and vegetables, where increases in crop quality can generate significant income impact for farmers. Biostimulants are most often applied in specialty crops, impacting the plant’s vigor with the ultimate objective of increasing yield. Biosolutions products are most prevalent in Europe and North America as early adopters of new technologies, but have also experienced increased adoption in Latin America alongside the adoption of agrochemicals.

Biostimulants aim to optimize crop vigor, yield and quality through physiological stimuli which enhance plant growth and reproductive development. Biostimulants also seek to address abiotic stress, such as drought, heat, cold and other local stresses, which are estimated to have several times the effect on crop yields as biotic stresses and are not fully addressed by agrochemicals. Previously, biostimulants were viewed as a discretionary application but are now widely viewed as highly complementary to agrochemicals, with increased adoption and proven links to yield and quality benefits. Biostimulants products can provide significant value to growers given their differentiated ability to increase yield at relatively low cost.

Innovative nutrition products are typically used to complement biostimulants and employ novel technologies to optimize plant nutrition, resulting in improved yield and quality. Demand is driven by the need to increase nutrient assimilation, with direct effect on yield and quality. The availability of key nutrients in soils can vary, especially due to the amount of stress imposed on existing arable land. Thus, innovative products designed to boost nutrient solubility in soils and nutrient availability in crops are becoming more important. This market can help optimize the amount of traditional NPK fertilizers and micronutrients that must be added to soil to increase yields and improve the sustainability of crop production. These plant nutrition enhancing products have become increasingly important to growers given the substantial increase in fertilizer costs per acre since 2006. For example, di- ammonium phosphate, or DAP, and potash prices have increased by 60% and 91%, respectively, between December 2006 and December 2013, according to Bloomberg.

Biocontrol products are biological-based pesticides which primarily control insects and diseases through the use of ingredients derived from naturally occurring organisms or substances. These products operate like agrochemicals, but without most residues of a synthetic chemical origin, which addresses many of the environmental and health issues that have been increasingly raised by consumers. Biocontrol products are particularly well accepted by organic farmers, who are unable to use agrochemicals to protect their crops from pest infestations. Biocontrol products are most frequently used in specialty crop segments such as fruits and vegetables, where increases in crop quality can generate significant income impact for farmers. Using biocontrol products also helps farming efficiency by reducing the amount of time the farmer must wait before reentering the field after spraying and the amount of time a farmer must wait before the crop can be harvested following application. However, biocontrol products work most effectively when used in combination with agrochemicals and the adoption rate for biocontrol products on a standalone basis has been faster in areas of low pest pressure. Biocontrol products are increasingly being used in conventional agriculture as part of integrated programs, as well as under conditions of low to moderate pest populations on a standalone basis.

Biosolutions innovation overview

Unlike in agrochemical innovation, where AI discovery is slowing down and is dominated by a relatively small number of large firms, biosolutions innovation is accelerating and is to a great extent led by universities as well as a broad range of smaller firms. Biosolutions research facilities generally do not require heavy chemistry or synthesis capabilities and require substantially lower capital expenditures than those aimed at agrochemical AI discovery. Biosolutions research and development is also associated with a lower rate of discovery failure than agrochemical AI discovery, since most of the underlying ingredients or physiological processes are naturally occurring and have a known toxicological profile.

Innovation in biosolutions has significant potential for market-changing discoveries given the early stage of the industry and the potential yield benefits of addressing environmental stress factors. For example, according to the National Climatic Data Center, drought is the single most important factor affecting world food security, having caused approximately $30 billion in costs and damages in 2012, including significant widespread crop failure. We believe this demonstrates a potential significant market opportunity for new biosolutions that increase plant tolerance to drought.

The pace of innovation and product development in biosolutions is also enhanced by lower regulatory pressure and faster registration processes for certain biosolutions products than for agrochemicals. For example, in the United States, the Environmental Protection Agency, or EPA, allows an expedited registration for bio-based chemicals, based on their low toxicity profile. This significantly reduces the time to market for biological products, as well as reducing the costs and risks of development.

Biosolutions competitive landscape

The biosolutions landscape is highly fragmented, with a large number of small participants who have developed a niche product offering, as well as a range of biotech companies focusing on research addressing new or early-stage technologies. Customer education and corresponding demand creation is a critical element of competing within the biosolutions sector. Customer acceptance and adoption levels vary widely and, in some cases, can be minimal for new and emerging technologies.

We believe we are currently one of the leading participants in the biosolutions sector overall. In addition, we believe we have the number two global position by revenue in the high-growth biostimulants market, taking into account our acquisition of Goëmar in March of 2014. We also have a rapidly expanding portfolio of offerings in innovative nutrition and biocontrol. While a number of the large agrochemical participants have begun to develop capabilities in biosolutions, we do not believe there is any participant with a dominant market share. Significant market participants include Stoller S.A., Novozymes Biopharma A/S, Verdesian LifeSciences, LLC, Bayer Crop Science Inc. (AgraQuest, Inc.), Valagro SpA, BASF SE (Becker Underwood Inc.) and Plant Health Care plc.

Our Products

We categorize our products in three core categories: GVAP, Biosolutions, and Regional products. We sell our products to growers, government entities, co-ops, retailers, and leading national and regional distributors. Our distribution channels are tailored to the individual markets that we serve as grower purchasing practices vary significantly by country. Our highly technical salesforce works directly with growers to drive sales of products that address growers’ crop protection, yield, and quality needs and also works closely with retailers and distributors in key markets. Our products are marketed strategically across our six segments of Latin America; Africa and Western Europe; North America; Japan and Central/Eastern Europe; China, South Asia, our Life Sciences business and, following our acquisition in March 2014, Goëmar and Corporate. We also offer non-crop products (turf and ornamental plants) including plant protection, as well as products through our Life Sciences business, including controlled release fertilizers and animal health products, which include honey bee protective miticides and veterinary products such as vaccines.

Global Value-Added Portfolio

Our GVAP portfolio includes approximately 800 products globally in the herbicides, insecticides, and fungicides categories, primarily based on nine patented or proprietary off-patent AIs. Our GVAP portfolio includes products derived from AIs for which we have a strong market position due to differentiated product offerings or supply relationships. We consider the GVAP portfolio to be a key pillar for our sustainable growth. This portfolio has enjoyed strong growth from 2011 through 2013.

Product Line	Products/AIs(1)	Highlights

Herbicides	Select Clethodim	•	#1 global post-emergent grass herbicidal AI for use in oilseed crops, including soybeans, in 2012
		•	Sold in over 60 countries in 2013

	Everest Flucarbazone	•	#3 grass herbicide used for spring wheat in North America by treated acres in 2013
		•	Doubled Canadian market share by treated acres from 2011 to 2013

	Dinamic Amicarbazone	•	#1 herbicide used for sugarcane (ratoon) in Brazil for dry season application in 2012
		•	Treated acres nearly tripled between 2008 and 2013

	Proponit	•	Large global market opportunity
	Propisochlor	•	Strong technical profile

Fungicides	Evito Fluoxastrobin	•	#5 strobilurin in the United States by treated acres, with 56% growth of treated area in 2013 compared to 2012

	Eminent Tetraconazole	•	#1 triazole AI in terms of area treated and #3 triazole brand in 2013 in terms of sales for Brazilian cotton

	SIGMA*DG	•	40% captan market share globally in 2012
	Captan	•	Global broad-spectrum contact phthalimide fungicide, used mostly on fruit crops

Insecticides	Orthene	•	#1 insecticide AI in Japan in 2012
	Acephate	•	#1 acephate brand in Brazil in 2013

Honey Bee Health	Apivar Amitraz	•	Leading global miticide to protect honey bee health, targeting the Varroa mite

(1)	Our products are offered under different brand names throughout the world.

Biosolutions

Biosolutions includes over 700 biostimulants, innovative nutrition, and biocontrol products. This portfolio is highly differentiated, primarily protected by trade secrets, and we expect this category to be a significant growth engine in the future. Our ability to offer both biosolutions and agrochemicals as part of one integrated crop solutions package is the foundation of our “ProNutiva” concept, and we believe this integrated approach is a significant part of our long-term strategy that differentiates us from our competitors.

Product Line	Products	Highlights

Biostimulants	Biozyme	•	#1 biostimulant in Mexican fruits and vegetables export market
		•	Approximately 20% biostimulant market share in Brazil in 2013

	Atonik	•	Strong growth in terms of gross profit, mainly driven by Central and Eastern Europe, with strong growth in Poland

	BM 86	•	10% market share in biostimulants in France by sales in 2013 and growing global presence

	BM Headset	•	10% market share in biostimulants used for rice in the United States in 2013

Innovative Nutrition	Poliquel	•	Range of products to provide tailored nutritional solutions for various crops

	Foltron	•	Significant visible effect on plant growth and fruit quality after application

Biocontrol	Kasumin	•	#1 bactericide in Brazil in 2012, produced from fermentation

	Vacciplant	•	Derived from laminarin; stimulates the natural defense of plants with no residue
		•	Registered in 13 geographies, for 10 crops, and for 12 diseases of various origins

	Carpovirusine	•	Virus-based insecticide targeting codling moth and oriental fruit moth with 24 registrations globally

Regional

Our Regional portfolio includes a comprehensive range of approximately 4,000 products based on off-patent AIs that complement our GVAP and Biosolutions portfolios. By design, our Regional portfolio includes a wide range of off-patent agrochemicals because they enable us to accomplish several key strategic objectives:

•	Create customized and comprehensive solutions that more effectively or completely address our customer needs;

•	Achieve critical mass in important new markets; and

•	Establish new grower relationships to promote our GVAP and Biosolutions portfolios.

Complementary to our GVAP and Biosolutions portfolios, our Regional portfolio is an important component of our solutions-oriented strategy. In the markets in which we choose to compete, the breadth of our Regional portfolio allows us to tackle our customers’ challenges throughout the complete crop cycle.

Primary Market	Products/AIs	Category	Highlights

Latin America	2,4-D	Herbicide	•	Centerpiece of a strong and broad portfolio targeting the pasture market

	Tebuthiuron	Herbicide	•	Differentiated formulation for sugarcane
			•	Complementary product for amicarbazone

Africa and the	Pirimiphos Methyl	Insecticide	•	Product for public health and grain storage
Middle East

	Terbuthylazine	Herbicide	•	Key product in maize combo pack offer, together with amicarbazone and mesotrine

North America	Fenhexamid	Fungicide	•	Specialty fungicide in high value horticulture sector

	Nutricote	Fertilizer	•	Controlled-release fertilizer primarily sold into the home and garden market

Europe	Cypermethrin	Insecticide	•	Broad-spectrum insecticide for use on many crops (e.g., cotton, fruits and vegetables)

	Chlorothalonil	Fungicide	•	Key product in the protection of fruits and vegetables, potatoes and peanuts

Asia	Prothiofos	Insecticide	•	Strong complementary offering to the acephate offering for fruits and vegetables in Japan

	Penoxsulam	Herbicide	•	Narrow-spectrum herbicide targeting weed control catering to the important rice market

Our Strengths

We believe that our competitive strengths, as outlined below, position us for strong and differentiated long-term growth relative to other companies in our industry.

Serve an Attractive End Market with Strong Industry Fundamentals

We focus on delivering crop solutions to growers. The crop protection market is supported by an ever-increasing need for higher crop yields and quality. We source and/or formulate and sell innovative agrochemical and biosolutions products to address the needs of growers around the world. According to Phillips McDougall, the agrochemical market has experienced a CAGR of 6.8% between 2003 and 2013. During the same time period, the off-patent agrochemical category (including non-crop applications), which includes proprietary off-patent products, has grown at a CAGR of 7.0% while the patented category (including non-crop applications) grew at 5.0% per annum. We believe the emerging biosolutions market has grown at an even higher rate, which we estimate to be approximately 15% per year over the past two years.

In addition, our geographic exposure is heavily-weighted toward regions we believe are high-growth markets, with more than 65% of sales in 2013 coming from Latin America, Africa and Middle East, Central and Eastern Europe, China and South Asia. We have significant leadership positions in certain key strategic markets, including a top five position in each of the Brazil pasture and soybean insecticides markets, and a number one position in the agrochemical market in several African countries, including South Africa.

Robust Portfolio of Value-Added Customer Solutions

Our GVAP and Biosolutions portfolios support our global customer base across all regions. The products within these portfolios are generally protected by patents (which we primarily acquire or license from others), trade secrets, proprietary formulations, and/or strong brands or registration positions that discourage new entrants. These products, along with the corresponding AIs that are used in them, form the foundation of our ability to deliver innovative customer solutions. We have acquired or licensed the rights to over 900 patents to support our GVAP and Biosolutions products. We also actively pursue new product development, acquisitions, and licensing opportunities for both portfolios.

Our GVAP portfolio includes patented and proprietary off-patent herbicides, insecticides, and fungicides, in addition to life sciences products. These products typically have leading market positions in target segments and differentiated profitability when compared to Regional products. An example is Select, based on clethodim, which was the number one global post-emergent grass herbicidal AI for use in oilseed crops, including soybeans, in 2012. Further, we have implemented our “ProNutiva” marketing concept, which combines agrochemical crop protection (utilizing products from our GVAP and Regional portfolios) with biosolutions to deliver integrated solutions that address a wider range of grower challenges, such as increasing crop yield and quality while minimizing chemical inputs which helps the grower meet growing public demand for food with lower chemical residues. For example, in Brazil we assembled a complete set of branded products to offer a through-the-season weed control solution for sugar cane centered on two GVAP products, Dinamic and Centurion, two complementary Regional products, Lava and Dizone, and a Biosolutions product, Biozyme.

Our Biosolutions portfolio includes biostimulants, innovative nutrition and biocontrol products. Biosolutions have become a major focus of agronomic research and have the potential to drive greater improvements in crop yield and quality, including reduced residues, than those achieved by agrochemicals alone. While a number of large agrochemical participants have begun to develop capabilities in biosolutions, we believe that we are at the forefront of this sector with a leading presence in biostimulants and rapidly expanding offerings in innovative nutrition and biocontrol. We believe that our focus on biosolutions offers excellent long-term growth prospects. We have strengthened our position further in the biosolutions sector with our recent acquisition of Goëmar, which provides us with over 40 years of scientific experience and reinforces our strong position in biostimulants. Through the combination of Goëmar and our existing biostimulants platform, we believe we have the number two global position in biostimulants.

We believe our leadership in biosolutions, combined with the strength of our GVAP and Regional portfolios, meaningfully enhances our ability to provide tailored solutions that anticipate and meet grower needs. Our ability to offer both agrochemicals and biosolutions as part of one integrated crop solutions package is the foundation of our “ProNutiva” concept, and we believe this integrated approach is highly differentiated relative to our competitors.

Highly-Localized, Customer-Centric Agronomic Sales and Marketing Teams with “Close-to-Grower” Focus

We employ a customer-centric sales and marketing force of over 1,300 professionals worldwide as of December 31, 2013 (approximately 46% of our employees). These professionals have strong technical expertise, local market knowledge, and deep customer relationships. Our “close-to-grower” focus is a core component of our operating philosophy and generates robust knowledge of local grower needs. We use continuous feedback from our sales team in the field to anticipate grower needs, respond rapidly to changing market conditions, and deliver customized, value-added solutions for our customers. We have the ability to identify and investigate specific unmet needs and draw on the full breadth of our GVAP, Biosolutions, and Regional product portfolios to develop custom crop solutions. For example, based on grower feedback collected by our sales team, we launched Kasai-S, an innovative mixture of kasugamycin (a GVAP product) and tricyclazole (a Regional product) which is the first mixture of its kind introduced in Vietnam to control the growing panicle blast and leaf disease, which is becoming an increasing threat and challenge to rice growers in the region. This short and efficient feedback loop is an important source of new product ideas and helps guide our development focus and capital allocation decisions. We also take advantage of opportunities to provide growers with a tailored suite of solutions for their particular crops, applications, and regions. We believe our extensive Regional product portfolio enables our local teams to be even more nimble, flexible, and responsive to local and niche customer needs by supplying them with a broader range of AIs in a way that maximizes value to the grower. In addition, we place a heavy emphasis on providing valuable customer education and industry stewardship as an integral part of our sales and marketing efforts, further enhancing our grower relationships.

Effective Centralized Marketing, Product Development, and Registration Capabilities

Our global marketing group works closely with our regional businesses, through globally managed category teams, to prioritize ideas for product development and to identify AI targets for licensing and acquisition. Global category teams include representation from all regions and operational functions, and define and implement the growth strategy associated with our GVAP and Biosolutions portfolios. Three global category teams are currently in place: Herbicides; Fungicides and Insecticides; and Biostimulants and Innovative Nutrition. Our global marketing team focuses on identifying opportunities to address unmet needs in attractive markets through the identification of AIs that can be effectively brought to market utilizing our development, regulatory, formulation, and distribution capabilities. We do not engage in AI discovery in agrochemicals and our robust pipeline of agrochemical growth projects focuses on opportunities for development of new products based on acquired, licensed, or off-patent AIs. Our global marketing team is engaged in each step of bringing a product to market. Upon identifying (and if necessary, acquiring or licensing) a key target AI and generating ideas for innovative new products, the team works closely with all of our operational functions such as our registration, legal, and supply chain teams to efficiently develop and commercialize the new products.

Our product development capabilities are supported by our specialized and experienced regulatory team, which has a strong and successful track record of obtaining registrations expeditiously to support our product strategy. We hold over 3,600 registrations in over 100 countries and obtained 155 new registrations in 2013.

Highly Flexible, Asset-Light Supply Chain Model

We have established a nimble and integrated supply chain with the capability to source materials from over 800 suppliers in different markets to create a cost-effective and reliable supply chain and utilize a balanced mix of toll and in-house formulation capacities. We engage in virtually no direct agrochemical AI manufacturing. Instead, we purchase agrochemical AIs from third-party manufacturing partners, and, when feasible, complete differentiated formulations close to the point of delivery. Our team carefully selects third-party supplier partners and our technical personnel work closely on the ground with our partners to further monitor their processes and ensure that our quality requirements are met and that controls are in place. We believe this approach provides us with a competitive advantage in terms of cost, product quality, and reliability. We carefully manage our supplier base, aiming to avoid single-source supply for any individual raw material, which allows us to maintain favorable supplier terms and conditions while helping insulate us against supply disruptions caused by raw material unavailability, weather, natural disasters, work stoppages, and other factors. We have increased our percentage of materials sourced from countries with generally low manufacturing costs, principally China and India, from 25% in 2010 to 57% in 2013, while maintaining our high standards of product quality. We also continue to work on supply chain efficiencies in sourcing and procurement, manufacturing, and logistics. Our outsourcing model allows us to optimize our cost structure by reducing fixed costs which provides us with flexibility to adapt quickly to market changes. Additionally, we believe our model allows us to reduce capital expenditure requirements and lower our exposure to utilization drop-offs, facility closures, and certain manufacturing-related environmental risks.

Diversified, Well Balanced Business Mix; Highly Resilient Throughout Cycles

We have a highly diversified business mix that is well balanced across regions, crops, products, and customers. No single customer accounted for more than 2% of our total sales in 2013. With the exception of soybeans, which we believe represented 15% to 20% of our total sales, no single crop accounted for more than 10% of our total sales in 2013. Our diversified geographic mix limits our exposure to any single region or country and reduces exposure to weather risk while providing a balance to the natural seasonality in our business. For example, in 2012, the adverse impact of the North American drought was partially offset by better-than-expected growth in Brazil. In 2013, 39% of our segment sales were in Latin America; 19% in Africa and Western Europe; 12% in North America; 15% in Japan and Central/Eastern Europe; and 14% in China, South Asia, and our Life Sciences business.

Our significant business diversification also creates a resilient business profile with considerable stability throughout economic cycles. During the last industry downturn from 2008 through 2010, coinciding with the global financial crisis, we were able to grow our consolidated segment income and expand margins by 175 bps (based on the JGAAP financial results of our Japanese subsidiary, Arysta Corporation). (For a definition of Arysta Corporation’s consolidated segment income, please see “Selected Consolidated Financial Data—Selected Unaudited Consolidated Financial Data of Arysta Corporation (in accordance with JGAAP).” This was primarily driven by our highly targeted market strategy which reduced our reliance on broad-based commodity products (notably, glyphosate). Despite the broader downturn, we were able to continue growing in the selected regions, crops, and products in which we chose to compete. For example, the ten most common AIs industry-wide (including glyphosate) contributed less than 10% of our revenues in 2013 versus an industry average of 23%. We believe our resilience throughout economic cycles is further supported by our lower fixed cost structure due to our asset-light production model and a flexible supply chain strategy that enables us to reduce procurement costs.

Experienced Management Team

Our current senior management team has overseen a strong track record of growth and profitability. Our Chief Executive Officer, Wayne Hewett, joined Arysta in 2009 with a mandate to further our efforts to drive global operational excellence and to execute our growth plan and Company-wide initiatives. Since 2009:

•

we increased segment sales in Latin America and Africa, our key target regions, excluding currency impacts, by 20% and 8%, respectively, from 2012 through 2013 on an IFRS basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Results of Operations—Segment Results—Segment sales”);

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we increased segment sales in Latin America and Africa, excluding currency impacts, by 54% and 45%, respectively, from 2009 through 2012 on a JGAAP basis (see “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation—Segment Results Trends—Segment sales”);

•

we grew consolidated segment income, excluding currency impacts, by 10% from 2012 through 2013 on an IFRS basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company—Results of Operations—Segment Results—Segment income”);

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we grew consolidated segment income, excluding currency impacts, by 35% from 2009 through 2012 on a JGAAP basis (see “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arysta Corporation—Segment Results Trends—Segment Income”);

•	we expanded our GVAP portfolio organically, through multiple growth initiatives, and through strategic global licensing transactions such as fluoxastrobin in 2012 and tetraconazole in 2013;

•	we expanded our Biosolutions platform both organically and through multiple licensing deals and the acquisition of Goëmar in 2014; and

•	we centralized our global core competencies, such as supply chain and marketing and drove best practices through the global organization.

The heads of our business units are comprised of industry veterans with significant industry experience, as well as experience in successfully completing and integrating acquisitions, and those skills are complemented by strong functional expertise from varied management roles prior to Arysta. Our management team has both deep knowledge of country-specific regulatory processes and requirements, and a high level of global coordination across regions that we believe differentiates us in our industry.

Our Strategy

Continue to Develop Leadership in Innovative, Customer-Centric Solutions

We seek to enhance growth and profitability through a differentiated solutions-oriented approach supported by our GVAP, Biosolutions, and Regional portfolios. We intend to leverage our strong relationships with growers and distributors, as well as our centralized capabilities in portfolio development, marketing, licensing, formulation, and registration, to develop products that anticipate and satisfy growers’ needs. We believe we are at the forefront of innovation in the biosolutions business where we can use our expertise to develop solutions for new and emerging issues in the agricultural industry. We will continue to apply our expertise in both conventional crop chemistry and biosolutions through our “ProNutiva” concept which we recently introduced. ProNutiva combines agrochemical crop protection (utilizing products from our GVAP and Regional portfolios) with biosolutions to deliver integrated solutions that address a wide range of grower challenges. Our ability to leverage a broad agrochemical product portfolio in combination with market-leading biosolutions products (in twin packs or premix formulations) enables us to provide differentiated solutions to optimize yield and crop quality, often with lower chemical residues.

Selective, Highly Targeted Market Participation

We intend to continue employing a selective, highly targeted market participation strategy that we believe is fundamental to our historic and future success. We are highly focused on targeting crops, regions, products, and combinations thereof that we believe offer the best opportunities for sustained growth and profitability.

Our key criteria for evaluating market opportunities include the potential to enhance our long-term growth and margin profile, as well as the potential for near-term earnings and our ability to leverage our competitive strengths to obtain a profitable leadership position. Our process aims to balance crop market outlook with a selection of geographies and markets that complement our existing strengths and offer attractive financial returns. We expect to continue to make new investments in products and end markets that we believe will result in strong future performance.

We constantly monitor and evaluate our portfolio to ensure that it remains differentiated and focused on selected opportunities, while managing exposure to high-volume, low-margin products. As a result of our selective market participation strategy, we are significantly less reliant than many of our competitors on broad-based commodity agrochemicals where purchasing decisions are primarily driven by price and where we would have limited opportunities to differentiate our offerings.

Continued Focus on High-Growth Markets

We focus on maintaining a strong presence in markets we believe are poised for rapid growth. As we continue to build our business platform in those regions, we expect continued growth and enhanced profitability over time. We believe our sales force has the ability to generate increasing demand through customer education as we leverage our customer relationships to offer growers a wide range of value-added products and solutions. In addition, we expect to experience benefits of scale from additional sales volume. Our high-growth market strategy focuses on countries and crops where we see attractive market fundamentals and where our strengths in marketing, portfolio development, registration, and customer education can add value for growers.

We substantially increased the proportion of our sales derived from high-growth markets (Latin America, Africa the Middle East, Central and Eastern Europe and China, South Asia) to over 65% in 2013, driven by sales growth during the period. In Africa, we believe we have one of the largest local presences among global agrochemical companies, with over 90 retail locations owned or operated through partnerships. We have leading positions in several key countries, including South Africa, Ivory Coast, Burkina Faso, and Mozambique, which creates a significant competitive advantage for growing our business on the continent. Additionally, we have strong market positions in selected countries in Central and Eastern Europe (Poland, Hungary) and Southeast Asia (Vietnam, Myanmar) as well as select key categories in Brazil, Mexico, Colombia, and Chile.

Maintain Open-Innovation Model and Continue Selective Acquisition Strategy

We are focused on constant innovation and development of new products to enhance our portfolio and presence in key markets. Within the agrochemicals space, we focus on developing our portfolio of AIs through selective acquisitions and licensing of proprietary and proven AIs that are complementary to our portfolio and that can enhance our market access. This approach allows us to leverage our core strengths and optimize research and development expenditures, as well as to reduce the economic risks of failed AI discovery. We are also able to accelerate product development by gaining access to already established AIs (preferably at an early stage), technologies, and know-how through acquisitions and licenses. Our focus on product acquisitions and licensing has intensified in recent years and we have acquired or licensed more than six important agrochemical AIs since 2012. For example, our license of fluoxastrobin has meaningfully added to our gross profit in 2013 through cost savings and the global expansion of our sale of the molecule, and has led to over 30 registration submissions since 2012.

Within the biosolutions space, we believe there is significant untapped potential for discovery of new AIs and technologies addressing currently unmet needs, while the research and development costs and time to market are significantly lower than in agrochemicals. We believe we are an innovation leader in biosolutions, having been active in the industry, directly or through acquisitions, for over 40 years. Our biosolutions AI research and development capabilities were further enhanced by our recent acquisition of Goëmar in 2014. We intend to continue to leverage this expertise to develop new biosolutions products and will continue to evaluate and pursue additional acquisition opportunities that will further enhance our position.

Additionally, we intend to continue to pursue selective market-access acquisitions intended to serve as gateways to enter new markets where we can leverage our GVAP, Biosolutions and Regional portfolios across market relationships.

Innovation and Product Development

We are focused on innovation and development of new products to enhance our portfolio and presence in key markets. In 2013, close to 80% of our research and development investment was directed toward our GVAP and Biosolutions portfolios with the remaining 20% focused on developing our Regional portfolio. We have a robust product development pipeline, which we believe can provide a steady stream of new product introductions. We target 15% of annual gross profit to come from our “New New” products and applications.

Within our agrochemical portfolio, we do not conduct discovery of new AIs. We focus on developing our portfolio of AIs through selective acquisitions and licensing of proprietary and proven AIs that are complementary to our portfolio and can enhance our market access or through synergistic blends of available AIs in order to address unmet needs of our customers. Our global and regional marketing teams conduct a rigorous process for identifying key AIs with proven technical efficacy, which can be brought to market through our formulation, marketing, and distribution capabilities, in order to address strategic gaps in our portfolio. These ideas are often derived from grower needs identified based on feedback from sales representatives, customers, distributors, and our marketing and product management teams. Once the target AIs have been identified, we partner with research-based companies, through licensing, acquisition, or long-term distribution arrangements, to gain access to key established AIs.

Once the necessary rights to commercialize an agrochemical AI have been obtained, our team begins the formulation and field development process. We focus on developing and registering differentiated solutions for growers through development of new and innovative formulations and assembling specific formulations to meet identified grower needs. These formulations may be limited to a single AI or may use mixtures of products of synthetic or natural origin.

Our development process focuses on building an attractive value proposition, focusing on a global approach to utilizing our core competencies while taking into account local characteristics such as customer segmentation, weather, soil, and targeted crops and pests. The development process includes establishing an effective product formulation to deliver the solution, and testing the product under field conditions to evaluate its efficacy and ensure its safety and environmental profile. We own a 72-hectare Agricultural Research and Development Center in Brazil and a biosolutions research facility in France, which we acquired in our acquisition of Goëmar, and we lease a research laboratory in Valdosta, Georgia, which enable us to conduct detailed field trials and identify and refine formulations which can address grower needs.

A large number of complementary safety studies are often conducted to define the hazard profile of each AI and formulated product in terms of potential human health risks and environmental effects on non-target species such as birds, bees, other beneficial insects, and fish. In addition, we analyze crops, soil, water, and air exposed to our products to measure the residual levels of the parent AI and metabolites. Comprehensive risk assessments are conducted to determine margins of safety for human health and for the environment. The results of these studies are used to further refine product formulations. Additionally, they are key to demonstrating the safety and environmental profile of the products to the regulatory authorities as part of the registration process.

The highly regulated nature of the agrochemicals space requires a strong knowledge of the regulatory environment and how it is changing. Before an AI or formulated product can be sold in a country, the product generally must receive approval from the relevant authorities to verify its efficacy, safety, and environmental friendliness. We have a strong regulatory team, with experts present in all the major regions in which we operate. These experts have many years’ experience in the management of crop protection products and a growing experience with the biosolutions portfolio. We have successfully delivered an average of 150 new registrations per year on a global basis over the past three years, while maintaining and defending existing registrations in the markets where we sell our products.

We have historically spent less than $15 million to bring a new formulation to market (approximately 6% of the cost of agrochemical AI discovery), including allocated licensing costs, development costs, and registration costs. This allows us to decrease capital requirements and maintain our “asset- light” business model. Our general focus on formulation development leverages our strengths and significantly reduces the upfront investment and risk associated with the discovery of new agrochemical AIs, also shortening the timeframe for bringing new products to market from development through registration to an average of three to seven years.

Within the biosolutions space, we believe there is significant untapped potential for development of new products and technologies to address currently unmet needs, while research and development costs are significantly lower than in agrochemicals. Additionally, due to the primarily non-hazardous nature of the components, we believe the product development and registration process can be faster and less costly, often reducing the overall time from discovery to market by half when compared to agrochemical products. We believe we are an innovation leader in biosolutions having been active in the space, directly or through the businesses we have acquired, for over 40 years. Our AI research and development capabilities were enhanced by our recent acquisition of Goëmar in 2014. We have a dedicated biosolutions laboratory in-house in Saint Malo, France, co-located with Goëmar’s manufacturing facility. Our research and development team manages a strong research network in France with more than fifteen partners, including French universities and government institutes, to enable cooperative development. We will continue to leverage this expertise to develop new biosolutions products and will continue to evaluate and pursue additional acquisition opportunities that will further enhance our position in this market.

We have two global processes to direct our research, development, and regulatory activities. First, we have an annual process for identifying, collating, and prioritizing research and development projects based on a comprehensive evaluation of the business opportunity and the costs and timescales to bring the resulting products to market. This comprehensive research and development prioritization process determines which ideas are funded, based on strategic importance, projected net present value and internal rate of return, and payback analysis. This process uses defined project selection criteria to ensure resources are allocated to the most potentially profitable growth opportunities, consistent with our strategic business focus. Second, we have a global process which we launched in 2014 to enhance our execution of approved projects, through multifunctional teams and a thorough evaluation of risks along the different stages of the project.

We believe our robust product development and registration capabilities enable us to generate a strong rate of new product introductions for future growth of the business. As noted above, we target at least 15% of annual gross profit to come from our “New New” products and applications. We believe our current product pipeline has the potential to contribute meaningfully to our future gross profit while providing a strong strategic fit.

Supply Chain and Formulation Facilities

With one minor exception, we engage in no direct agrochemical AI manufacturing. We source virtually all of our AIs from third party manufacturers. We have established as a goal to maximize our sourcing of raw materials, especially AIs, from quality suppliers in countries with generally low manufacturing costs, principally China and India; in 2013, 57% of our procurement spend on raw materials were sourced from such low-cost countries. We believe that this approach provides the flexibility to meet changing customer demands while cost effectively procuring quality raw materials. We are focused on continuously monitoring the efficiency of our supply chain and optimizing costs while maintaining the security of our supply.

AI purchases comprised approximately 37% of our total procurement in 2013. An additional 44% of our procurement comprised of semi-finished or finished products. Additionally, we purchase inert ingredients, such as dipropylamine, methyl ester soya, Solvesso 150, and Fluidar 100, which comprised 7% of our total procurement in 2013. The remainder of our raw material purchases include packaging materials, labels, and seeds, etc.

We forecast our global sourcing and procurement needs through a systematic global sales and operations planning process, with dedicated teams in Shanghai, China, and Mumbai, India, as well as planners strategically located in other geographic regions. Our teams in Shanghai and Mumbai focus on the more strategic and global AIs to maximize purchasing power as well as security of supply and quality of product. Our regional supply chain teams use their end-to-end supply chain skill set to identify the optimal suppliers for their customers’ and the region’s specific needs, from strategic, product, geographic, and cost-efficiency perspectives. Our global planning team brings regional sales and operations planning to the global level, linking customer demand effectively through the supply chain to help optimize planning and aid in inventory management. We believe this approach provides global flexibility to quickly respond to changing customer demands in local markets in a cost effective way.

We formulate and package our products in-house or through tolling and other third party manufacturing and formulation arrangements. Approximately 55% of our products are formulated in-house with the remaining 45% of our formulations out-sourced. We balance our in-house formulation with third party arrangements to limit our exposure to utilization drop-offs, facility closures, and certain manufacturing-related environmental risks which helps us to optimize our cost position.

Within certain portions of our biosolutions portfolio, we manage an end-to-end supply chain. We purchase natural raw materials such as plant extracts and seaweed to extract active ingredients for our biosolutions products. We distribute these products through our primary salesforce and distribution network.

We operate 13 formulation facilities spread across our geographic regions. We primarily own our formulation facilities, but our facilities in India and Vietnam, one of our facilities in France, and a unit that provides certain support services to our Mexican facility are leased. Our formulation facilities are strategically located in Brazil, France (four facilities), Mexico, South Africa, Burkina

Faso, Colombia, India, Ivory Coast, South Korea, and Vietnam. The proximity to our key markets minimizes transportation costs and enables us to meet local needs. Our larger formulation facilities are as follows:

Location	Maximum Annual Capacity (metric tons)	Facility Size (sq. m.)
Brazil	64,000	153,000
France	43,000	160,885
India	30,000	42,198
Mexico	25,500	58,401
South Africa	20,000	9,404

Our formulation plant and office complex in Brazil have achieved ISO 9001, 14001 and 18001 certifications while the formulation plants in South Korea and Vietnam are ISO 9001 and 14001 certified. Arysta also holds ISO 9001 certifications in South Africa, Colombia, and India and is actively working on being certified on all sites. ISO 9001 is an official recognition that an organization meets specific criteria that are internationally recognized for quality management systems within the business. The certification is awarded to organizations after a rigorous third party audit by certified outside agencies. ISO 14001 is similar to ISO 9001 but for environmental management systems, and ISO 18001 relates to occupational health and safety management systems.

We believe our facilities are viewed as among the best in the industry, and many competitors utilize our formulation facilities in certain geographies for contract manufacturing of their own products. Historically, the Company has formulated products for companies including Syngenta AG, BASF SE, Bayer AG, Ishihara Sangyo Kaisha, Ltd., Sumitomo Chemical Co, Ltd. and Nissan Chemical Industries, Ltd. Most of these contracts are for a fixed volume of products or fixed time period in one of our facilities. These contract manufacturing arrangements generally include an audit of the relevant Arysta facilities.

We also own a 72-hectare Agricultural Research and Development Center in Brazil, and a biosolutions research facility in France, which we acquired in our acquisition of Goëmar, and lease a research laboratory in Valdosta, Georgia. These facilities support our customer-centric, technical salesforce teams.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space will be available at commercially reasonable terms for future expansion, although not necessarily at the existing sites in all cases.

Intellectual Property

Our intellectual property and other proprietary rights are important to our business and are protected by a combination of patents, trade secrets, trademarks, data exclusivity, and other marketing exclusivity rights, exclusive or semi-exclusive manufacturing arrangements, and other non-patent strategies. We seek intellectual property and other proprietary rights protection both in major market countries (including Brazil, France, Japan, Mexico, South Africa, and the United States) and other countries worldwide, as well as confidentiality procedures and contractual exclusivity and other rights to protect our intellectual property, proprietary formulations, processes, and other rights. These are described below.

Patents

We have rights with respect to over 950 patents worldwide as of July 31, 2014. Our patent rights include owned or in-licensed patents and applications, contractual non-assertion covenants, supplementary protection certificates, and exclusive distribution rights to patented products. The total number includes multiple counterparts of the same patents, filed in various countries.

As part of our intellectual property strategy, we in-license patents from other agrochemical and biosolutions companies. Certain of our products have multiple patents associated with their AIs, composition of matter, combinations with other AIs, methods of use, delivery technology, and manufacturing and formulation processes. More than 65% of our patent portfolio consists of patents relating to fluoxastrobin, flucarbazone, and amicarbazone, three of our key GVAP AIs.

Our in-licensed patent arrangements sometimes include contractual non-assertion covenants, pursuant to which third parties agree not to take action against us for activities that might otherwise be considered infringement of particular patent rights not otherwise covered by the license. In addition, our in-licensed patent arrangements often include rights in supplementary protection certificates. Supplementary protection certificates extend the duration of a patent for a limited period of time, typically up to five years. They are available in some jurisdictions, such as EU member countries, for certain crop protection products in recognition of the extended time period often required to obtain regulatory approval for the sale of such products.

The three patented AIs in our GVAP portfolio (amicarbazone, flucarbazone, and fluoxastrobin) are protected by a combined total of over 650 patents. Our amicarbazone and flucarbazone patents covering manufacturing processes, methods of use, and combinations with other AIs, safeners, or other adjuvants are scheduled to expire in commercially relevant markets at various times from 2016 to 2020 for amicarbazone, and from 2014 to 2022 for flucarbazone. The patents in our portfolio covering the composition of matter of fluoxastrobin, as a single AI, will expire before the end of 2017. Patents covering combinations of fluoxastrobin with other AIs, some of which are pending applications, will expire at various times before the end of 2025. Patents and applications under which we have freedom to operate with respect to processes for making fluoxastrobin will expire before the end of 2026, and patent applications that we have recently filed related to the manufacture of fluoxastrobin, will, if issued, expire before the end of 2034. In order to differentiate our product offerings and obtain additional patent protection as existing patents expire, we strive to identify and secure patent protection for mixtures of our AIs with other AIs, safeners, and adjuvants.

Trademarks

As of July 31, 2014, we had rights to approximately 3,300 trademark registrations and had approximately 300 pending trademark applications. The total numbers include multiple counterparts of the same trademarks, filed in various countries.

Trade Secrets and Know-How

We rely on trade secrets and know-how to protect our processes, natural product composition/origin, and formulations. We seek to protect our own trade secrets (as well as the trade secrets of our strategic collaboration partners), in part by entering into confidentiality agreements (and other agreements, such as confidentiality provisions) with persons who have access to such trade secrets and/or proprietary materials, such as our employees, strategic partners (including development and commercialization partners, suppliers and distributors), outside scientific collaborators, contract manufacturers, contract research organizations, consultants, advisors, and other third parties. We also enter into invention or patent assignment agreements, when applicable, with our employees, consultants, contractors, and other third parties who may be engaged in discovery or development of intellectual property and other proprietary rights. We seek to include language in our material transfer agreements, license and development agreements, and other agreements that provide for the transfer of intellectual property rights back to Arysta to the greatest extent possible under the circumstances of any specific transaction and development project.

Other property rights protection

Our GVAP includes six proprietary off-patent AIs: acephate; amitraz; captan; clethodim; propisichlor; and tetraconazole. Proprietary off-patent products are often characterized by a substantial degree of differentiation through formulation and product package offerings responsive to grower needs. Proprietary off-patent products enable providers to maintain a stronger market position and a differentiated margin profile, which may be further enhanced by specialized market access, a strong brand, or a competitive cost position. In addition, while they are not protected by patents, proprietary off-patent products require registrations in every country for every crop and AI that will be sold. Our strong registration capabilities provide us with the ability to effectively maintain and defend our existing registrations as well as to acquire new registrations in a cost effective and timely manner. Proprietary off-patent AIs accounted for a significant portion of our gross profits in 2013 and we have been successful at maintaining or expanding our market share of these AIs through maintaining a differentiated product offering, carefully monitoring our supply chain and sourcing structure to optimize costs and defending our portfolio of over 3,600 registrations.

Sales, Marketing, and Distribution

Our products are sold in over 100 countries globally and reach our grower-customers, the ultimate end-users, through a wide variety of market channels. Our sales, marketing, and go-to-market strategies vary significantly by region and depend to a large extent on the existing distribution infrastructure and market practices in each particular country. Depending upon the customer’s location, we work with national and regional distributors, retailers, co-ops, government entities, and growers to promote our solutions. We also have loyalty programs in place for distributors and engage in active grower education to promote our products and brands. Because of our global presence and local capabilities, other agrochemical and crop protection companies enter into exclusive distribution rights agreements with us. Such agreements give us the exclusive right to distribute their products in specified territories, crops, applications, channels, and formulations.

In the larger and more mature North American market, we and our competitors rely more heavily on an extensive existing distribution network. The North American distributor landscape is one of the most consolidated. In Latin America, Europe, and Asia, sales and marketing is conducted through a mix of national and regional distributors, retailers, co-ops, and growers (primarily large farmers).

Africa and Middle East represent our most unique region from a sales and marketing perspective due to relatively lower levels of existing distribution infrastructure. In addition, growers in these markets may not have access to sufficient amounts of capital and may rely on government programs in order to procure our products. In Africa, we have developed an extensive regional distribution network to enable us to deliver our products and products of our distribution partners, including Syngenta and Japanese manufacturers, to the grower. For example, in West Africa, we own or operate through partnerships over 90 retail stores. In many cases, growers in this region require additional customer outreach and education as our products and the agronomic techniques to apply them are relatively newer to this market. Strong grower relationships, deep customer relationships, and a more robust marketing organization are key elements of creating demand and growing sales and profitability in this region.

Business Segment	2013 Sales (in millions)	Sales and Marketing Employees	Go-to-Market Channels

Latin America	$624	335	National/Regional Distributors Retailers Co-ops Growers

Africa and Western Europe	$301	188	National/Regional Distributors Retailers Co-ops Over 90 retail stores in Africa owned or operated through partnerships Growers Governments

North America	$188	48	National/Regional Distributors

Japan and Central/Eastern Europe	$243	223	National/Regional Distributors Retailers Government Co-ops (Japan & North Asia) Growers

China, South Asia, and Life Sciences	$219	544	National/Regional Distributors Retailers

Corporate	$7	8	N/A

We employ a customer-centric sales and marketing force of over 1,300 professionals worldwide, as of December 31, 2013 (approximately 46% of our employees). These professionals have strong technical expertise, local market knowledge and intimate customer relationships. Our local sales and marketing teams closely monitor local market trends and maintain active dialogue with our customers to assess and understand their constantly evolving challenges. We use this feedback from our local sales teams in the field to anticipate grower needs, respond rapidly to changing market conditions, and deliver customized, value-added solutions for our customers. This feedback loop is an important source of new product ideas and helps guide our capital allocation decisions. We leverage local market intelligence to develop new and innovative products that are then marketed by our local sales and marketing teams throughout the regions.

In certain countries we offer additional technical support and on the ground services to further enhance our relationships with customers. For example, in Brazil, Arysta offers the “Arysta Fly” and “Aplique Bem” programs. Arysta Fly is a program in which crop protection specialists from Arysta join sugar mill personnel in helicopters to photograph and visually assess weed control efforts on plantations with the objective of determining the optimal usage of sugarcane herbicides or biosolutions products. The Aplique Bem program provides training in sprayer maintenance, field calibration, and proper spray application techniques. The program also focuses on the proper use of appropriate personal protective equipment for farmers. Since its inception in 2007, the Aplique Bem program has trained over 36,000 people in over 1,400 sessions, including a substantial population of sugarcane farmers. The Aplique Bem program was the recipient of the 2012 Agrow Stewardship Award.

Customers

We sell our products directly to end-user customers and through intermediaries such as distributors (national, regional, or local), agricultural cooperatives, retailers, and government agencies. The majority of our sales are through such intermediaries.

We do not have significant customer concentration, as no customers accounted for more than 2% of our sales for the year ended December 31, 2013. In 2013, our top 10 customers in the aggregate comprised approximately 10% of our revenue.

Competition

We compete primarily in the global crop solutions industry which seeks to provide growers with agrochemicals and biosolutions products for crop protection and yield enhancement. The agrochemical sector in particular is a highly developed and competitive industry with a wide range of established competitors that offer a broad variety of competing products. The biosolutions sector is a newer and less mature industry than agrochemicals; however, we still face significant competition from various competitors seeking to offer competing products and solutions to our customers.

Certain of our competitors engage in basic research for AI discovery. The large companies that engage in agrochemical research and development include Syngenta AG, Bayer AG, BASF SE, The Dow Chemical Company, and E. I. du Pont de Nemours, who collectively had over 60% market share for agrochemicals overall in 2013, according to Phillips McDougall. Additionally, a number of Japanese players, including Sumitomo Chemical Co., Ltd. and Ishihara Sangyo Kaisha, Ltd., engage in AI discovery. Successful discovery of new AIs allows these companies to obtain patent-protection for certain agrochemical products. However, intense competition exists among these companies to discover new AIs and create patent-protected new products. Research for new AI discovery is an inherently risky and expensive activity that requires investing large amounts of capital over long and uncertain periods of time. The five largest agrochemical research and development companies globally in the aggregate spent approximately $2.8 billion on research and development in 2013 according to Phillips McDougall. It is important to note that despite these companies’ research and development activities, patented products only account for a minority of their agrochemical revenues; a significant majority is derived from the sale of off-patent products.

In addition to the large global participants listed above, we also face competition from various off-patent agrochemical companies worldwide, including FMC Corporation, ADAMA Agricultural Solutions Ltd., Auriga Industries A/S, United Phosphorus Ltd., and Nufarm Limited, among others. These companies do not engage in AI discovery and primarily sell off-patent products (although they may also have some patented products) which have been acquired or licensed. With the exception of Arysta and FMC Corporation, all of these competitors have significant agrochemical manufacturing assets.

The competitive landscape for biosolutions is less well-established because it is a newer and less mature industry that remains in development. We believe we have the number two global position in biostimulants by revenue, taking into account our acquisition of Goëmar in March of 2014, but face various forms of competition in this area. There is significantly less direct competition among providers given the highly differentiated, proprietary nature of biosolutions products. However, we do compete with biosolutions providers that have similar product claims and offer potential functional substitutes for our products. Customer education and corresponding demand creation is a critical element of competing in the biosolutions sector. Customer acceptance and adoption levels vary widely and, in some cases, can be minimal for new and emerging technologies. Current competitors include Stoller S.A., Novozymes Biopharma A/S, Verdesian LifeSciences, LLC, Bayer Crop Science Inc. (AgraQuest, Inc.), Valagro SpA, BASF SE (Becker Underwood Inc.), Plant Health Care plc and various others. Potential new competitors include entry by existing crop protection companies as well as the formation of new agricultural biotechnology companies.

We believe that our solutions-oriented business model differentiates us from our competitors in several ways. We are able to offer customers an innovative, value-added combination of agrochemicals and biosolutions products. In agrochemicals, rather than investing in new AI discovery, we gain access to key AIs (preferably patented) through licensing and acquisition and we pursue innovation by developing differentiated value-added solutions to growers around the world through, for example, development of synergistic blends of multiple AIs or new applications utilizing our existing portfolio, in order to address identified unmet needs of our customers. We believe another sustainable competitive advantage is our worldwide network of local sales and marketing teams, particularly in key strategic markets such as Brazil and Africa, which provides us with robust market intelligence and real-time customer feedback that we use to inform our product development and marketing activities.

Seasonality

The inherent seasonal nature of the agriculture industry and the geographic spread of our products can result in significant variations in earnings and cash flow across fiscal quarters. Agrochemical and biosolutions sales typically begin ahead of the growing season and peak in the middle of the season. In the northern hemisphere, farmers purchase the majority of their agrochemical inputs during the first half of the year. Growers in the southern hemisphere do the majority of their purchasing in the second half of the year. As a result, we have historically experienced significant fluctuations in quarterly sales. Given the size of our market in Latin America, we typically generate greater net sales in the second half of the calendar year and our net sales tend to be lower during the first half of each calendar year.

Weather conditions and natural disasters such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought, or fire affect decisions by our customers and end-users about the types and amounts of agrochemical and biosolutions products to purchase and the timing of use of such products. For example, an early spring in Europe can bring forward sales from the second quarter into the first quarter. The high degree of correlation between sales patterns and unpredictable weather conditions makes drawing conclusions from quarterly sales difficult.

Working capital needs include the purchase of AIs and other raw materials for use in formulation and the funding of accounts receivable in connection with sales and marketing activities. Due to the length of growing cycles in the agricultural industry, receivable terms tend to be longer and in many cases, payment is not received until harvest. This leads to relatively long customer terms compared to other industrial sectors. We try to offset this, to the extent possible, with extended payment terms to raw material suppliers. In Brazil and Mexico, where payment terms tend to be extended, we have also taken steps to offset the risk associated with these accounts receivable by obtaining collateral from growers.

Seasonality also impacts our working capital patterns. Working capital tends to peak in the period March through May and decline thereafter until the fourth quarter due to the seasonal nature of the industry. Typically, inventory builds in advance of the peak sales made in the second quarter and in the fourth quarter where it begins to increase again. However, relatively long supplier payment terms (three months or more) will tend to delay the immediate working capital impact of the inventory build-up until we are required to make payment. The majority of our receivables come due in the period from May to October. We use various factoring and early collection programs to better match receivables collections with working capital outflows.

Employees

Recruitment, retention, and management of human resources are important aspects of our operations. We have historically been able to attract and retain individuals with the talent and experience necessary to achieve our business objectives, including our current senior management team. We believe we have the ability to maintain a highly talented and experienced workforce as we seek to grow our business into the future.

We had approximately 2,950 permanent employees as of December 31, 2013.

Business Segment	No. of Employees as of December 31, 2013	% of Employees
Latin America	780	26.4%
Africa and Western Europe	763	25.9%
North America	108	3.7%
Japan and Central/Eastern Europe	280	9.5%
China, South Asia, and Life Sciences	965	32.7%
Corporate	54	1.8%

The following table sets forth the number of our permanent employees by function as of December 31, 2013:

Function	Number of Employees	% of Employees
Finance	262	8.9%
General Management	105	3.6%
Human Resources	50	1.7%
Information Technology	28	0.9%
Legal	15	0.5%
Other	138	4.7%
Research and Development	199	6.7%
Supply Chain—Manufacturing	575	19.5%
Supply Chain—Other	150	5.1%
Supply Chain—Procurement	66	2.2%
Sales, Marketing and Development	1,362	46.2%

Total	2,950	100%

In addition, we hire temporary workers on a seasonal basis. For the year ended December 31, 2013, we had 359 temporary workers. We also had 377 consultants and contractors working throughout our operations as of December 31, 2013. 285 of our employees are represented by unions or participate in works councils or other labor organizations. We consider our relationship with our employees to be good and we have not experienced any material interruptions of operations due to labor disagreements.

We had approximately 3,097 permanent employees as of December 31, 2012 and approximately 3,116 permanent employees as of December 31, 2011.

Regulation and Registration

Our activities are subject to extensive regional, national, and local governmental regulations in each country in which we conduct our business. We operate in a highly regulated environment and this is both a challenge (cost, time, risk of failure or non-compliance) and an opportunity (to be more efficient and effective than our competitors). The high level of regulation of our business also gives our customers confidence that our products, once approved for sale, can be used safely when applied as directed on the label.

Governments in all countries have established legislation and systems for the review and approval of crop protection products. These laws require the preparation of comprehensive registration dossiers that must be submitted to the relevant authority in each country before sales can proceed. Once a crop protection product is registered in a country, it may generally be sold in such country for use on the crops for which it has been approved, subject to any specific use conditions. The global registration landscape is varied. Many countries have highly sophisticated registration systems and take two to four years to review a crop protection product before approving it for sale; in some countries, in particular Brazil and India, the registration process can take longer (five to seven years). Some developing countries and countries with economies in transition base their approval on those granted in the more developed countries; therefore, having an approval in an OECD member country can be an advantage.

In Latin America, there is significant regulatory complexity which requires careful management at the local level. In Brazil, the registration data requirements are broadly equivalent to those anywhere else in the world, but there are three separate Ministries involved in the review and approval of crop protection products (Health, Environment, and Agriculture) and each has an independent decision-making process, which adds time and complexity. In most cases, a new registration takes a minimum of four years in Brazil and although the authorities are influenced by decisions in other countries, they often reach a different conclusion. New legislation is anticipated soon in Brazil which is expected to include improved risk assessment and criteria for registration decision making. The impact of these changes is not known at this time. In the rest of the Latin America region, regulatory requirements in each country are increasing, especially as the needs of major export markets have to be met.

The European Union has one of the most complex and demanding regulatory regimes in the world. The registration principles are set forth in Regulation 1107/2009 (formerly Directive 91/414/EEC) which has added additional complexity and uncertainty with new provisions, including a requirement for comparative risk assessment, the designation of certain products considered to be less safe as candidates for substitution in the future as less toxic products with similar efficacy obtain approvals. AI approvals at the EU level are normally granted for a period of 10 years, after which they must be renewed.

Africa and the Middle East are very important markets for us. The regulatory regimes in these regions are undergoing change through promotion of harmonization and mutual recognition of approvals in sub-regions, leading to some simplification of the registration process. Data requirements in Japan generally match those in the rest of the world but include some additional tests specific to the local environment. China and India also have reasonably developed regulatory systems and offer support for the local manufacturing industry, making it attractive to manufacture within these countries. Most other countries in the region also have independent registration systems, and we expect that these will become more demanding with time, especially as governments wish to support agricultural exports to more developed countries.

In the United States, the EPA regulates our products under the Federal Insecticide, Fungicide and Rodenticide Act and related legislation such as the Food Quality Protection Act, or FQPA. In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states. Many biosolutions products, especially those classified as fertilizers, are not regulated at the federal level, but only at the state level. The FQPA requires a review of residue tolerances, based on assessment of aggregate risk for a single crop protection product and cumulative risk for crop protection products with similar modes of toxic action. The reviews under FQPA legislation have impacted and are continuing to impact us. Further, the re-registration or review of AIs in the United States requires the re-evaluation and updating of the database which frequently requires us to conduct additional studies.

In Canada, the registration process is similar to that in the United States and is influenced by the European Union. Canada is playing a very active role in the OECD registration harmonization and work share initiatives. Australia and New Zealand have similar regulatory and registration requirements to those in Canada.

In general, the registration of biosolutions products requires less data and takes less time than the registration of products primarily based on synthetic chemicals. Nevertheless, in all cases it is necessary to obtain government approval before sales can occur and to ensure that the product label meets all the regulatory requirements in the country in which it will be sold. These requirements, like those applicable to agrochemicals, can differ significantly from one country to another.

In many countries, registrations are subject to periodic review, usually every ten to fifteen years. Reviews can be more frequent if new data or scientific concerns arise such that the relevant registration authority wishes to re-evaluate safety. The World Health Organization, or WHO, and the FAO, which are both United Nations mandated organizations, are very active in crop protection management and safety. Many crop protection products are subject to independent review by the FAO/WHO Joint Meeting on Pesticide Residues. The OECD is also actively working to establish a uniform set of crop protection product registration data requirements and standardized protocols and risk assessment methodologies. OECD is also promoting the adoption of common registration submission formats and evaluation processes to simplify the registration process globally.

While regulation substantially increases the time and cost associated with bringing our products to market, we believe that our management team’s significant experience in bringing our and other companies’ technologies through regional, national and local regulatory approval processes, our efficient development process, and our ability to leverage our strategic collaborations to assist with registrations, particularly in Europe and Latin America, will enable us to overcome these challenges.

See “Risk Factors—Risks Relating to Our Business and Strategy—Our products are highly regulated by governmental agencies in the countries where we do business. Our failure to obtain regulatory approvals, to comply with ongoing and changing registration and regulatory requirements, or to maintain regulatory approvals would have an adverse impact on our ability to market and sell our products” and “Risk Factors—Risks Relating to Our Business and Strategy—We use hazardous materials in our business and are subject to regulation and potential liability under environmental laws.”

Environmental Matters

We are subject to extensive regional, national and local laws, regulations, rules, and ordinances relating to pollution, protection of the environment, and the generation, storage, handling, transportation, treatment, disposal, and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring by governmental enforcement authorities. In addition, our formulation and packaging facilities require operating permits that are subject to renewal, modification, and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on operations, substantial fines, and civil or criminal sanctions. We also may be held liable for contamination at facilities that we currently or formerly operated, or at facilities where our wastes have been disposed, regardless of fault. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs, or liabilities.

Arysta LifeScience do Brasil Indústria Química e Agropecuária Ltda., or Arysta Brazil, a subsidiary of the Company, recently concluded an environmental remediation project at its formulation facility in Salto do Pirapora, Brazil. A remediation program began in September 2011 and was completed in September 2013. Monitoring wells were installed, and monitoring is expected to continue through at least October 2015. Through March 2014, the total cost of remediation and monitoring was BRL 1.6 million, or approximately $0.7 million. That figure is expected to reach approximately BRL 2.1 million, or approximately $0.9 million, by the end of 2014. Additional remediation may be necessary, depending on the monitoring results. Penalties are possible, but we do not believe penalties are likely given the cooperation of Arysta Brazil with the authorities over an extended period of time. No claim or demand has been made against Arysta Brazil in connection with the contamination, although the possibility of such claims in the future cannot be ruled out. CETESB (the Sao Paulo State environmental agency) has been aware of the situation since 1999, and Arysta Brazil has submitted reports to CETESB about the condition of the site, and has kept CETESB informed about the remediation. As of June 30, 2014, a provision of BRL 0.5 million, or approximately $0.2 million, has been recorded for monitoring and related expenses.

A former employee has sued Arysta Brazil over working conditions at the formulation plant in Salto do Pirapora. He seeks damages of approximately BRL 3.3 million or approximately $1.5 million, including interest as of June 30, 2014, related to health problems (including leukemia) which he claims resulted from the working conditions at the plant.

Given the nature of our business, we are subject to broad environmental laws, rules, and regulations in several jurisdictions. For example, we continue to follow legislative and regulatory developments, including evolving EPA regulations, regarding climate change because the regulation of greenhouse gases, depending on their nature and scope, could subject some of our operations to additional costs or limitations on operations. In addition, under the EU Integrated Pollution Prevention and Control Directive, EU member governments adopt rules and implement a cross-media (air, water, waste) environmental permitting program for individual facilities which could impact our operations. Such laws, rules, and regulations are subject to change by the implementing governmental agency, and we monitor these changes closely. Changes in environmental regulations, or changing interpretations of existing regulations, could inhibit or interrupt our operations, or require us to change our equipment or operations, and any such changes could have a material adverse effect on our businesses.

The goal of our environmental health and safety policy is to have all operations fully meet or exceed legal and regulatory requirements. In addition, we implement voluntary programs to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water use and discharges, increase the efficiency of energy use, and reduce the generation of persistent, toxic materials. We also monitor the activities of our suppliers and their compliance with environmental regulations. We have noted a global trend toward adoption of additional environmental laws and regulations and increasing complexity of proposed regulations that impact our industry. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant for the foreseeable future.

Legal Proceedings

We are subject to litigation in the normal course of our business. We record an associated liability when a loss is probable and the amount is reasonably estimable. We do not believe that any of our pending litigation will have a material adverse effect on our consolidated financial condition, future results of operations, or liquidity. The types of legal proceedings that we are most commonly involved in relate to: injury claims resulting from exposure to our products, crop damage/inefficacy claims, product liability claims, tax assessments, particularly in Brazil, environmental actions, intellectual property infringement disputes, claims by employees or former employees, and general commercial disputes. Set forth below are claims that we view as significant based on the claim amount. However, we do not expect that these claims will have a material adverse effect on our business, results of operations and financial condition, individually or in the aggregate.

On June 5, 2009, a lawsuit was filed by a private individual against Arysta Brazil and 25 other defendants, and on November 17, 2011, a claim was filed against Arysta Brazil and five other defendants by the city of Ulianopolis, in each case, in connection with materials sent, including materials sent by Arysta Brazil, to an incineration site owned and operated by an unaffiliated third party in the state of Pará, Brazil. Arysta Brazil was summoned and has filed its answer in connection with both cases. Proceedings have been suspended until October 15, 2015 in order to allow the Pará State Attorney to conduct civil inquiries to determine the extent of contamination and the appropriate remediation, and to identify the potentially responsible parties. Damages sought in the private lawsuit include a penalty of BRL 50.0 million, or approximately $22.4 million, plus the cost of remediation, and the cost of remediation in the case brought by the city of Ulianopolis is estimated by the city to be BRL 70.9 million, or approximately $31.8 million. In addition, various former employees of the incineration facility brought actions seeking compensation for health problems allegedly contracted as a result of their employment at the incineration site, but these actions were all withdrawn without prejudice. Arysta Brazil understands that some of these actions have since been re-filed, although Arysta Brazil has not been served.

In March 2004, Arysta Brazil borrowed BRL 10.0 million, or approximately $4.5 million, from Banco Santos in Brazil. A condition of the loan, required by Banco Santos, was that Arysta Brazil use a portion of the proceeds to purchase debentures in the amount of BRL 5.0 million, or approximately $2.2 million, issued by Santospar, an affiliate of Banco Santos. On November 12, 2004, Arysta Brazil tendered BRL 5.0 million, or approximately $2.2 million, plus accrued interest, and the Santospar debentures as payment in full of the loan. Banco Santos was declared insolvent and taken into receivership by the Brazilian Central Bank on the same day. The liquidator of Banco Santos rejected the tender of the debentures. In response, Arysta Brazil filed a declaratory action seeking a ruling either that the loan had been paid in full, or that the note attributable to the debentures was unenforceable. The liquidator for Banco Santos filed an action to collect the portion of the loan attributable to the debentures, and the updated amount at issue, including interest, attorneys’ fees, and other charges, is currently in excess of BRL 23.0 million, or approximately $10.3 million. The trial court has not yet made a decision in the declaratory action. In the collection action, the trial court found against Arysta Brazil. Arysta Brazil appealed and has since filed a petition informing the court of the seemingly favorable conclusions of an expert in the declaratory action, and asking the court to suspend the collection action pending a final decision in the declaratory action.

In 2009, in response to a collection action against a grower in Brazil, a lawsuit was filed by the grower against Arysta Brazil claiming crop damage during 2007. The complaint alleges that fungicides and insecticides sold by Arysta Brazil (including Methomex, Orthene, and Eminent) were sold as herbicides and failed to control weeds which in turn destroyed the plaintiff’s soy crop. The plaintiff is seeking damages, which when updated to include interest, currently total in excess of BRL 33.0 million, or approximately $14.8 million. A court-appointed agronomy expert reported that there was no evidence of crop damage and that therefore no investigation of causation could be conducted. Arguments on the merits were presented on September 19, 2013 but we have not yet received the decision. We believe the complaint is without merit, and are vigorously defending against it.

On April 22, 2014, Arysta LifeScience North America, LLC or ALSNA, a subsidiary of the Company, was served with a complaint naming over 30 defendants, including several chemical companies and crop protection companies. The complaint alleges that one of the plaintiffs was exposed to various products during the course of her employment with various employers between 1989 and 2012, and that those products caused her to develop medical conditions, including acute myelogenous leukemia. The plaintiffs are seeking monetary damages in the amount of $13.2 million. Some of the claims with respect to ALSNA appear to relate to exposure to products of a business acquired by ALSNA. To the extent such exposure occurred prior to the acquisition, ALSNA intends to seek indemnification from the seller. ALSNA filed its answer on May 22, 2014.

In March 2013, a claim was filed against Arysta Corporation, our wholly-owned subsidiary, relating to a purchasing optimization agreement entered into in 2011 between Arysta Corporation and a consulting firm. The agreement provided for an incentive fee to be paid to the plaintiff based upon savings to the Company resulting from the plaintiff’s work. The plaintiff claims damages of approximately $12.8 million, in addition to fees already received. An arbitration hearing was conducted in May 2014, and pending review of additional documentation, further hearings may be necessary. We believe this claim is without merit and that the fees already paid under the agreement exceed or equal the fees owed to the plaintiff. We are vigorously defending against this claim.

From time to time in the ordinary course of our business, we contest tax assessments received by our subsidiaries in various jurisdictions, such as Brazil, France, and Mexico, among others. Our contested tax assessments have been most prevalent in Brazil, where the tax regime is complex, and the administrative and judicial procedures for resolving disputed tax assessments are expensive and time-consuming. In addition, short of simply paying the entire amount demanded, including penalties, interest, and attorney’s fees, it is not possible to settle disputed tax assessments other than by submission for inclusion in formal tax amnesty programs announced by the Brazilian federal or state governments from time to time at irregular intervals. The terms of such amnesty programs vary, but generally offer the possibility of reduced interest and penalties. Arysta Brazil submitted certain disputed tax assessments for settlement pursuant to an amnesty program offered by the Brazilian federal revenue service in 2009, and submitted certain other disputed tax assessments for settlement pursuant to an amnesty program offered by the state of Sao Paulo in 2013. As of December 31, 2013, BRL 102.4 million, or approximately $45.9 million, has been accrued with respect to the disputed assessments settled pursuant to the amnesty programs. In addition, Arysta Brazil is currently contesting several tax assessments at various stages of the applicable administrative and judicial processes, with a combined claim amount at issue, including interest and penalties, of approximately BRL 32.6 million, or approximately $14.6 million. The combined amount at issue in other jurisdictions is approximately €0.7 million, or approximately $0.9 million. We do not expect these contested tax assessments to have a material adverse effect, either individually or in the aggregate, on our business, results of operations, or financial condition.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of the completion of this offering. Unless otherwise noted, the business address of each of our executive officers and directors is 5 George’s Dock, International Financial Services Centre, Dublin 1, Ireland.

Name	Position	Age
Wayne Hewett	President, Chief Executive Officer and Director	49
Rudolf van Houten	Chief Financial Officer and Director	49
John Coyle	Director	48
Alexandre Emery	Director	45
Michael Kirby	Director	49
Christopher Richards	Chairman	60
John Turner	Director	60
John Barnes	Head, Africa and Western Europe Business Unit	52
Hisaya Kobayashi	Head, Japan and Central/Eastern Europe Business Unit	45
José Nobre	Head, Health and Nutrition Science Business Unit	52
Flavio E. Prezzi	Head, Latin America Business Unit	61
Jean-Pierre Princen	Chief Executive Officer of Göemar	58
Soo Keong Tan	Head, South Asia and China Business Unit	53
Amy Yoder	Head, North America Business Unit	47

Wayne Hewett has been a Director of Arysta LifeScience Limited since 2013. He was a Director of Arysta Corporation from 2009 to 2013, and has served as President and Chief Executive Officer of the Company since 2010. Mr. Hewett joined the Company in 2009 as Chief Operating Officer. Prior to joining us, Mr. Hewett’s experience included more than 20 years with various international divisions of General Electric, including roles as the President of General Electric Plastics Pacific, Vice President of General Electric Supply Chain and Operations, and President and Chief Executive Officer of General Electric Advanced Materials. Mr. Hewett has served on the board of directors of The Home Depot since April 2014, Ingredion Incorporated since 2010, The Opportunity Agenda since 2014, Momentive Performance Materials from 2006 to 2008 and Asia Silicone Monomer from 2007 to 2008. We believe Mr. Hewett should be a director because of his extensive knowledge of the business, structure, culture and history of our Company and considerable expertise based on his management and technical experience.

Rudolf van Houten has been a Director of Arysta LifeScience Limited since 2013. He has been a Director of Arysta Corporation since 2006, and has served as Chief Financial Officer of the Company since 2006. Prior to joining us, Mr. van Houten worked in the Netherlands for Quest International, a subsidiary of Imperial Chemical Industries, or ICI, first as Corporate Controller (1999 through 2003) and subsequently as Chief Financial Officer for the flavor division (2003 through 2005). Prior to joining ICI, Mr. van Houten spent seven years working for F. Hoffmann-La Roche AG, in various positions including Chief Financial Officer, Roche Japan and Chief Financial Officer, Roche Greece. We believe Mr. van Houten should be a director because of his extensive familiarity with the business, operations and finances of the Company.

John Coyle has been a Director of Arysta LifeScience Limited since 2013 and was a Director of Arysta Corporation from 2009 to 2013. Mr. Coyle is the head of the New York office and a member of the Financing Group at Permira. Prior to joining Permira in 2008, Mr. Coyle was the Global Head of the Financial Sponsor Group at J.P. Morgan Securities where he had worked for over 20 years. Mr. Coyle has served on the board of directors of Permira Advisors LLC since 2008, Bakercorp International, Inc. since 2011, Bakercorp International Holdings, Inc since 2011, IBIZA Holdings, Inc since 2012, Atrium Innovations Inc. since 2014, and Intelligrated, Inc. since 2012. We believe Mr. Coyle should be a director because of his extensive experience in investment banking, corporate finance and strategic planning.

Alexandre Emery has been a Director of Arysta LifeScience Limited since 2013 and has been a Director of Arysta Corporation since 2011. Mr. Emery has been a Partner and co-head of Asia at Permira since 2011. Prior to joining Permira in 2002, Mr. Emery spent five years at McKinsey & Company in London. Mr. Emery has served on the board of directors of Permira Advisers KK since 2011, Permira Advisers Limited since 2011, Akindo Sushiro Co. Ltd. since 2012, Consumer Equity Investments Limited since 2012, Kingsbridge Limited from 2011 to 2014, Ace Investments 1 Limited from 2011 to 2014, and Ace Investments 2 Limited from 2011 to 2014,. We believe Mr. Emery should be a director because of his extensive finance background and significant experience working with multinational companies.

Michael Kirby has been a Director of Arysta LifeScience Limited since 2013. Mr. Kirby worked as an auditor with Arthur Andersen from 1986 to 1989. From 1989 to 2002 Mr. Kirby occupied a number of senior positions at Daiwa Securities, Chase Manhattan Bank and Royal Bank of Scotland in both London and Dublin. Mr. Kirby served as a director of Royal Bank of Scotland businesses in both Ireland and Jersey. In 2002, Mr. Kirby founded KB Associates, a consulting firm which advises asset managers on a range of governance, operational, compliance and risk management issues. He currently serves in the capacity of director and Managing Principal of KB Associates. Mr. Kirby also serves as a director of a number of investment fund companies and asset management companies. He is a Fellow of the Institute of Chartered Accountants in Ireland. Mr. Kirby has served on the board of directors of Permira Ireland Limited since 2013. We believe Mr. Kirby should be a director because of his significant board experience, experience in the finance industry and background in advising companies.

Christopher Richards has been a Director of Arysta LifeScience Limited since 2013 and was a Director of Arysta Corporation from 2003 to 2013. Dr. Richards served as Chief Executive Officer of Arysta Corporation from 2004 to 2009. Dr. Richards has served on the board of directors of Plant Health Care plc since 2012, Talestris Ltd since 2010, Talestris Latinoamerica since 2010, Talestris Industrial since 2010, Talestris Colombia SAS since 2010, Fundicom SA since 2010, Richards Underwriting Ltd. since 2010, Dechra plc since 2010, Cibus Global Inc. since 2011, and Oxitec Ltd. since 2011. We believe Dr. Richards should be a director because his extensive knowledge of the business and overall understanding of the agrochemical industry.

John Turner has been a Director of Arysta LifeScience Limited since 2013. Prior to joining us as a director, Mr. Turner held the position of Director of Capital Markets at Ulster Bank where he was responsible for funding the bank in the corporate and institutional market. Mr. Turner has served on the board of directors of Permira Ireland Limited since 2013, Industrial Equity Acquisitions Limited since 2013, Consumer Equity Investments Limited since 2013, Turner Financial Consulting Limited since 2014, Avalire Limited since 2013, Cregstar Holdco Ltd. since 2013, Cregstar Finance Ltd. since 2013, and Point Ireland Helicopters Limited from 2009 to 2011. In addition, Mr. Turner has served on the board of directors of Fortum Finance Ireland and Fortum C&P, both wholly-owned subsidiaries of Fortum Oyj, since 2012. Mr. Turner holds a Certificate and Diploma in Company Direction from the Institute of Directors. We believe Mr. Turner should be a director because of his background in the corporate and investment banking industry, and extensive knowledge of corporate finance, accounting and operations.

John Barnes joined us in 2007 and currently serves as the business unit head of Africa and Western Europe. Prior to joining us, Mr. Barnes held positions as the Asia head of the Professional Products Division and Post Patent Strategy for Syngenta AG from 2004 to 2006, general manager and country head for Syngenta China from 1998 to 2004, and country manager for Zeneca Agrochemicals PLC in South Africa from 1995 to 1998.

Hisaya Kobayashi has been a business unit head since 2010 and has served as the business unit head of Japan and Central/Eastern Europe since 2013. Mr. Kobayashi has been with us and one of our predecessor companies, Tomen Corporation, since 1991. From 2005 to 2010, he was based in Pau, France, where he served as regional director for Central and Eastern Europe.

José Nobre has been the business unit head of Health and Nutrition Science since 2007. Mr. Nobre has been with us and one of our predecessor companies, Tomen Corporation, since 1998. Prior to joining us, Mr. Nobre held positions as business development manager for the biotechnology sector at Amersham International UK from 1986 to 1990 and Western Europe vice president of ICN Pharmaceuticals from 1990 to 1994. From 1994 to 1998 he served as a mergers and acquisitions consultant.

Jean-Pierre Princen has served with us as President and Chief Executive Officer of Laboratoires Goëmar since 2014 and has been the chief executive officer of Goëmar since 2011. Prior to this Mr. Princen held positions at DuPont de Nemours, where he served as Managing Director and was responsible for crop protection activities for France and Benelux from 2005 to 2011. Prior to DuPont, Mr. Princen spent 24 years with Monsanto Company, both in the United States and Europe.

Flavio E. Prezzi has been the Latin America business unit head since 2006. Prior to joining us, Mr. Prezzi worked for Syngenta Crop Protection and its predecessor companies Stauffer Chemical, ICI Agrochemicals and Zeneca from 1980 to 2006, holding positions including president and chief executive officer for Mexico, general manager for the Central America region, marketing director for Latin America Region commercial director for Andean Countries, regional manager for Colombia, Mexico and Venezuela, and rice product manager in the United States.

Soo Keong Tan has been the business unit head of South Asia and China since 2010. Prior to joining us, Mr. Tan served as business director for DuPont Crop Protection in Southeast Asia from 2005 to 2010 and deputy managing director of DuPont Malaysia Pte Ltd. from 2009 to 2010. Mr. Tan served on the board of directors of PT DuPont Agriculture Products, Indonesia from 2005 to 2010 and Griffin (Malaysia) Pte Ltd from 2001 to 2003.

Amy Yoder joined us in 2010 and has been the business unit head of North America, which includes our Australian operations, since 2011. Prior to joining us, Ms. Yoder held positions as a senior advisor to Atlas Advisors, LLC from 2008 to 2010, president of the United Industries division of Spectrum Brands, Inc. from 2007 to 2008, vice president and general manager for Biolab of Chemtura, Inc. from 2006 to 2007, vice president of the turf and specialty division of Nufarm Ltd. from 2003 to 2005, and president of the UAP Timberland division of United Agri Products from 2000 to 2003. Ms. Yoder has served on the board of directors of Compass Minerals International, Inc. since 2012.

There are no family relationships between any of our executive officers or directors.

Board Composition

Upon consummation of this offering, our board of directors will consist of seven directors, including Alexandre Emery, John Coyle, John Turner and Michael Kirby as independent directors within the meaning of the NYSE rules and the rules of the SEC and Rule 10A-3 of the Exchange Act.   will be our board of directors’ financial expert within the meaning of the applicable rules of the SEC and the NYSE.

We intend to avail ourselves of the “controlled company” exception under NYSE listing rules, which exempts us from the requirements that a listed company must have a majority of independent directors on its board of directors and that its compensation and nominating and corporate governance committees be composed entirely of independent directors.

Board Committees

Our board of directors will have an audit committee and compensation committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Upon consummation of this offering, the Audit Committee will include   independent director, and will consist of  ,  ,  , and  . The Audit Committee will operate pursuant to a charter approved by the board of directors. The Audit Committee will review and, as it deems appropriate, will recommend to our board of directors our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee will also make recommendations to the Board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors.

The Compensation Committee will consist of  ,  , and  . The Compensation Committee will operate pursuant to a charter approved by the board of directors. The Compensation Committee will review and, as it deems appropriate, will recommend to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will also exercise all authority under our employee equity incentive plans and advise and consult with our officers as may be requested regarding managerial personnel policies.

Foreign Private Issuer and Controlled Company Exemptions

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the NYSE’s listing standards. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. For example, we intend to follow Irish practice with respect to the quorum requirements for meetings of our shareholders as set forth in our Memorandum and Articles of Association, which are different from the requirements of the NYSE. The quorum required for a general meeting of our shareholders is one or more persons present in person or by proxy at a meeting and holding shares representing at least 50% of the issued shares carrying voting rights. See “Description of Share Capital.” Under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different from the requirements of the NYSE. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our Memorandum and Articles of Association. Other than the foregoing, we do not intend to follow home country corporate governance practices instead of the requirements of the NYSE.

In addition, we intend to be a “controlled company” upon completion of this offering for purposes of the rules of the NYSE. A controlled company is one of which more than 50% of its voting power is held by an individual, group or another company. Under NYSE rules, a controlled company may elect not to comply with certain stock exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. After completion of this offering, more than 50% of our voting power will continue to be held by Nalozo S.à r.l. As a result, although we will adopt charters for our audit and compensation committees and intend to conduct annual performance evaluations of these committees, our board of directors will not consist of a majority of independent directors and we will not have a nominating and corporate governance committee. Accordingly, so long as we are a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE, on which we intend to apply to be listed.

Compensation of Directors and Executive Officers

Non-Executive Director Compensation

In addition to reimbursing their related business expense, we pay annual non-executive director fees to Michael Kirby and John Turner in the amount of €60,000 ($81,300, based on the exchange rate as of January 30, 2014). In addition to reimbursement of his business expenses, Christopher Richards receives annual non-executive director fees in the amount of €75,000 ($101,625, based on the exchange rate as of January 30, 2014) as Board Chairman. Mr. Richards also receives €105,000 ($142,275, based on the exchange rate as of January 30, 2014) per year as consulting fees for management consulting services he provides to the Company. In addition, as part of his consulting fees, for the fiscal year 2013 (but not for fiscal year 2014), Mr. Richards was also eligible to receive a bonus under our 2013 Bonus Plan, which was substantially similar to the 2014 Bonus Plan, which is described below. Under our 2013 Bonus Plan, Mr. Richards received a bonus of €60,000. We do not provide any other compensation or benefits to our non-executive directors. Except for Mr. Richards, our non-executive directors are not entitled to receive any post-termination severance benefits. Mr. Richards’ consulting letter requires that in case of termination of his services, Mr. Richards and we (depending who initiates the termination) are required to provide each other with a three-month termination notice. We may provide payment in lieu of notice. In addition, in case of a termination by us without cause, Mr. Richards is entitled to receive 75% of his annual aggregate consulting fee then in effect.

CEO and Other Executive Officers Compensation

The aggregate compensation (including executive director fees, if any) and benefits in kind (including our contributions to defined contribution pension plans (e.g., our matching contributions to our 401(k) plan) and tax equalization payments), paid to our Chief Executive Officer, or CEO, and eight other executive officers for the year ended December 31, 2013 was $9,246,730 (based on conversion rates of $1.00 per each of the following, as applicable to such executive officer: Singapore Dollars: 0.785, Euro: 1.355, Japanese Yen: 0.010, and BRL: 0.414). Our CEO and such other executive officers are paid a base salary and are paid an annual cash bonus, based on company and personal performance, pursuant to the terms of the Company’s Bonus Plan for Top Executives, as more fully described in “—2014 Bonus Plan: Top Executives” and, in some cases, their employment agreements as described in “—Employment Agreements.” Using the same conversion rates as applicable, we paid an aggregate of approximately $ 3,151,826 in bonuses to our CEO and such other executive officers in respect of the year ended December 31, 2013. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our CEO and such other executive officers. We have employment agreements with our CEO and such other executive officers that provide for benefits upon termination as described below.

2014 Bonus Plan: Top Executives

In February 2014, the Company adopted the 2014 Bonus Plan for Top Executives. Under the terms of this plan, the participants are eligible to receive an annual bonus based on achievement of performance goals based on the Company’s EBITDA (as defined in such plan) (as measured under Japanese GAAP principles, less certain cash discounts and adjusted for exceptional expenses), working capital percentage of sales, net of U.S. rebates and other individual quantitative financial measures that are selected by the manager of the applicable individual, which are based on role and responsibility. In addition, for heads of business units, a large portion of their bonus relates to the applicable business unit’s EBITDA (as defined in the plan) and working capital percentage of sales.

Existing Long-Term Incentive Opportunities

Our CEO and other executive officers and certain other employees own units in Nalozo MIV L.P., or MIV, through which they may become entitled to receive distributions from MIV related to its ownership of A Shares of Nalozo after MIV repays certain indebtedness. Such A Shares are only entitled to receive distributions if, upon occurrence of certain trigger events (including an initial public offering or change in control), our sponsors receive proceeds in excess of specified hurdle amounts. If an executive continues to be employed by us, units vest (5% per quarter) over five years commencing on the date of grant (or, with respect to executives who were employed on March 6, 2008, commencing on such date). If an executive’s employment terminates as a result of death, disability, termination without cause by us, retirement, or with prior agreement from us, vested units will be repurchasable by our affiliate for their market value and all other units will be repurchasable by our affiliate for cost. In cases of any other termination of employment, all units will be repurchasable by our affiliate for cost. No payments relating to units will be made to any of our employees upon the completion of this offering.

Employment Agreements

Our employment agreements with executive officers generally provide for specific salary, bonus targets, employee benefits and, in some cases, expatriate benefits and tax equalization payments to compensate for the difference in tax rates between the executive’s home tax jurisdiction and jurisdiction of employment. In case of a termination without cause, we and, in the case of resignation, our executive officers are generally required to provide each other with termination notices of three months. We may provide payment in lieu of notice. In addition, in case of a termination without cause, executive officers are generally entitled to receive severance payment of three months of base salary. Certain executive officers are subject to post-termination non-competition covenants for a period of between three and twelve months (which generally can be shortened at our discretion).

Share Incentive Plan

Prior to the completion of this offering, we intend to adopt an omnibus share incentive plan. The purposes of the omnibus share incentive plan are to align the long-term financial interests of employees, directors, consultants, and other service providers of the Company and its subsidiaries with those of the Company’s shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to the long-term performance and growth of the Company and its subsidiaries. To accomplish these purposes, the omnibus share incentive plan may permit the issuance of share options, share appreciation rights, restricted shares, deferred shares, share units, unrestricted shares and cash-based awards. The form and amount of awards to be granted under the omnibus share incentive plan and shares to be reserved for awards to be made under the plan are still under evaluation.

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our issued ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of  , 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to the offering is based on   ordinary shares outstanding as of  , 2014.

The percentages of ordinary shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional ordinary shares to cover over-allotments with respect to the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

As of August 31, 2014, we are aware of no U.S. persons that are holders of record of our shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Voting.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 5 George’s Dock, International Financial Services Centre, Dublin 1, Ireland.

Name and address	Number of ordinary shares beneficially owned before and after the offering	Percentage of outstanding ordinary shares beneficially owned
		Prior to the offering	After the offering
5% or greater shareholders
Nalozo S.à r.l.(1)		100%	%
Permira Funds(2)
Directors and executive officers
Wayne Hewett
Rudolf van Houten
John Coyle
Alexandre Emery
Michael Kirby
Christopher Richards
John Turner
John Barnes
Hisaya Kobayashi
José Nobre
Flavio E. Prezzi
Jean-Pierre Princen

Name and address	Number of ordinary shares beneficially owned before and after the offering	Percentage of outstanding ordinary shares beneficially owned
		Prior to the offering	After the offering
Soo Keong Tan
Amy Yoder
All directors and executive officers as a group (15 persons)		%	%

*	Less than 1% of our outstanding ordinary shares.

(1)	The address of Nalozo S.à r.l. is 282 Route De Longwy, L-1940, Luxembourg.

(2)	The address of each of the entities and persons identified in this note is c/o Permira IV Managers L.P., Trafalgar Court, Les Banques, Guernsey, Channel Islands GY1 3QL.

All of our outstanding ordinary shares are beneficially owned by Nalozo. Nalozo Topco S.à.r.l, or Nalozo Topco, and Nalozo MIV L.P., or Nalozo MIV, exercise voting and investment power with respect to 75.03% and 24.97%, respectively, of Nalozo. Nalozo Guernsey GP Limited, or Nalozo Guernsey, owns 100% of the general partnership interests of Nalozo MIV. The Permira Funds (as defined below) own 100% of Nalozo Topco and Nalozo Guernsey.

Each of Nalozo Topco and Nalozo Guernsey are held or controlled by the Permira Funds, as follows: (i) 78.53%, held by Permira IV L.P. 2, or P IV 2, whose manager is Permira IV Managers L.P., or Permira IV Managers; (ii) 19.44%, held by P4 Sub L.P. 1, or P4 1, whose manager is Permira IV Managers; (iii) 1.58%, held by Permira Investments Limited, or PIL; and (iv) 0.45%, held by P4 Co-Investment L.P., or P4 Co-Investment, whose general partner is Permira IV, G.P. L.P. P IV 2, P4 1, PIL and P4 Co-Investment are collectively referred to as the Permira Funds, Permira IV Managers may be deemed to have investment powers and beneficial ownership with respect to the interests owned by the Permira Funds by virtue of being manager of both P IV 2 and P4 1 and by virtue of co-investment arrangements between the entities comprising the Permira Funds, but disclaims beneficial ownership of such interests.

Alistair Boyle, Paul Cutts, Nigel Carey, Thomas Lister and Peter Gibbs are directors of Permira IV Managers Limited, the general partner of Permira IV Managers L.P., and, as such, may be deemed to have beneficial ownership of the Permira Funds’ interests in Nalozo Topco and Nalozo Guernsey. Each of Mr. Boyle, Mr. Cutts, Mr. Carey, Mr. Lister and Mr. Gibbs disclaims beneficial ownership of such interests save to the extent of their respective pecuniary interest.

Certain Relationships and Related Party Transactions

The following is a description of the transactions we have engaged in since January 1, 2011 with our directors and officers and beneficial owners of more than 5% of our voting securities and our and their affiliates.

Consultancy Agreement

On December 15, 2008, Arysta Corporation entered into a consultancy agreement with Permira Advisors K.K., or PAKK, an affiliate of our largest shareholder, pursuant to which we pay to PAKK up to $2,000,000 per year for certain consulting services, including consulting on performance improvement measures, management, structural analysis, corporate strategy, business development and human resources. The consultancy agreement is terminable by either party upon three months prior written notice. The consultancy agreement may also be terminated by us with immediate effect provided we pay a termination fee equal to the fee paid for the three-month period immediately prior to the termination. The terms of this arrangement were determined through arms-length negotiations between the parties.

Consulting Agreement

We are party to an Assignment and Assumption Agreement, dated as of September 25, 2013, among us, Arysta Corporation and Dr. Christopher Richards, a current director of the Company, relating to the Consulting Agreement, dated as of December 20, 2009, by and between Arysta Corporation and Dr. Richards. Pursuant to the Assignment and Assumption Agreement, the Company assumed the rights and obligations of Arysta Corporation under the Consulting Agreement, including all payment obligations accruing after December 31, 2013, and Dr. Richards agreed to perform certain management consulting services for the Company and to act as executive director of the Company. Under the Consulting Agreement, the level of consulting fees payable to Dr. Richards is reviewed on an annual basis by the board of directors of the Company. For the year ended December 31, 2013, Dr. Richards received €105,000 in consulting fees under the Consulting Agreement.

Investment in Arysta LifeScience Global Services Limited

We are party to a Subscription and Shareholder Agreement, dated as of June 5, 2014, among Arysta LifeScience Global Services Limited, a subsidiary of the Company, and Renaissance and Celtitude, an investment vehicle affiliated with Jean-Pierre Princen, Chief Executive Officer of Laboratoires Göemar. Pursuant to the Subscription and Shareholder Agreement, Arysta LifeScience Global Services Limited issued to Renaissance and Celtitude 1,400 A shares of Arysta LifeScience Global Services Limited, par value €0.0001 per share, and 1,000 B shares of Arysta LifeScience Global Services Limited, par value €0.0001 per share, in exchange for which Renaissance and Celtitude paid to Arysta LifeScience Global Services Limited €2,800,000. The A Shares and B Shares issued to Renaissance and Celtitude are non-transferable, non-voting shares, and have no dividend rights.

We are also a party to an Option Deed, dated as of June 5, 2014, with Renaissance and Celtitude. Pursuant to the Option Deed, we granted to Renaissance and Celtitude the option to require us to purchase from Renaissance and Celtitude the A Shares and B Shares upon the occurrence of certain events, in exchange for which Renaissance and Celtitude paid to us €200,000. Our obligation to purchase the A Shares will be triggered by a sale by Permira funds of some or all of its interest in us, and the price at which we will purchase the A Shares will be calculated based on the amount received by Permira funds in the sale. Our obligation to purchase the B Shares will be triggered on December 31, 2017, and the price at which we will purchase the B Shares will be calculated based on the EBITDA growth of the Göemar group of companies. Our obligation to purchase the B Shares will also be triggered if Mr. Princen’s engagement as CEO of Laboratoires Göemar is terminated prior to December 31, 2017. If Mr. Princen resigns, or is terminated for cause prior to December 31, 2017, the purchase price will be the lesser of the amount of Renaissance and Celtitude’s investment, or the price based on the EBITDA growth of the Göemar group of companies at the time of his departure. If Mr. Princen’s engagement as CEO of Laboratoires

Goëmar is terminated prior to December 31, 2017 other than for cause, or if he dies, the purchase price will be calculated based on the EBITDA growth of the Göemar group of companies at the time of his departure or death. If Mr. Princen’s engagement as CEO of Laboratoires Goëmar terminates before a final sale by Permira funds, we will have the option to purchase the remaining A Shares at that time, and the purchase price will be: if Mr. Princen resigns, or if his engagement as CEO of Laboratoires Goëmar is terminated for cause, the lesser of the amount of Renaissance and Celtitude’s investment or the fair market value of the remaining A Shares; or if his engagement as CEO of Laboratoires Goëmar is terminated other than for cause, or if he dies, the greater of the amount of Renaissance and Celtitude’s investment or the fair market value of the remaining A Shares.

Shareholders’ Agreement

We are party to a shareholders’ agreement, or the Shareholders’ Agreement, dated as of May 6, 2008, among Nalozo, Arysta Lifescience Corporation, Nalozo Topco, the Permira entities set forth therein, and MIV. The Shareholders’ Agreement sets out the parties’ agreement on certain matters relating to equity investments by the Permira entities, Nalozo Topco and MIV in Nalozo and the Company, terms for future management equity participation through MIV, governance and Nalozo shareholder rights, such as drag along rights and tag-along rights. The Shareholders’ Agreement does not provide for registration rights.

Our executive officers and certain other employees own units in MIV through which they may become entitled to receive distributions from MIV related to its ownership of A Shares of Nalozo after MIV repays certain indebtedness. Such A Shares are only entitled to receive distributions if, upon occurrence of certain trigger events (including an initial public offering or change in control), our sponsors receive proceeds in excess of specified hurdle amounts. If an executive continues to be employed by us, units vest (5% per quarter) over five years commencing on the date of grant (or, with respect to executives who were employed on March 6, 2008, commencing on such date). If executive’s employment terminates as a result of death, disability, termination without cause by us, retirement, or with prior agreement from us, vested units will be repurchasable by our affiliate for their market value and all other units will be repurchasable by our affiliate for cost. In cases of any other termination of employment, all units will be repurchasable by our affiliate for cost. No payments relating to units will be made to any of our employees upon the completion of this offering.

Indemnification Agreements

We expect to enter into indemnification agreements with our officers and directors prior to the consummation of this offering. These indemnification agreements will provide, among other things, that we will indemnify our officers and directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements that they may be required to pay in actions or proceedings which they are or may be made a party by reason of any such person’s position as a director, officer or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

Statement of Policy Regarding Related Party Transactions

Prior to the closing of this offering we will adopt a set of related party transaction policies designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest which may exist from time to time. Such policies will provide, among other things, that all related party transactions will be approved by our board of directors, after considering all relevant facts and circumstances, including without limitation, the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternative transactions, the materiality and character of the related party’s direct or indirect interest, and the actual or apparent conflict of interest of the related party, and after determining that the transaction is in, or not inconsistent with, our and our shareholders’ best interests.

Description of Share Capital

We are an Irish private limited company with limited liability and prior to the completion of this offering, we will be re-registered as an Irish public company. Our affairs are governed by our Memorandum and Articles of Association and Irish law.

The following summary describes our share capital and the material provisions of our Memorandum and Articles of Association and of Irish law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Memorandum and Articles of Association, copies of which will be filed in the form attached as Exhibit 3.1 to the registration statement prior to the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Acts 1963-2013, or the Irish Companies Acts, and the complete text of our Memorandum and Articles of Association. You should read those documents carefully.

Capital Structure

Authorized Share Capital

Authorized share capital consists of 100 ordinary shares, par value €1.00 per share, of which one share was issued and outstanding as of June 30, 2014. On  , 2014, in connection with our conversion to a plc and this offering, we recapitalized our outstanding shares and as a result, our authorized share capital will be  , divided into   ordinary shares with a nominal value of $0.01 per ordinary share and 4,000,000 Euro deferred shares of €0.01.

Except as otherwise specified below, references to voting by our shareholders contained in this Description of Share Capital are references to voting by holders of shares entitled to attend and vote generally at general meetings of our shareholders. Immediately after the closing of this offering, our only issued shares will be the ordinary shares.

We have the authority, pursuant to our Articles of Association, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholders’ meeting by shareholders entitled to vote at that meeting. The shares comprising our authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our Articles of Association authorize our Board of Directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles of Association are adopted. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our Articles of Association authorize our Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by us. Our Board of Directors is authorized, without obtaining any shareholder vote or consent, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares and their preferred or deferred or other special rights and privileges or limitations, conditions and restrictions, whether in regard to dividend, voting, return of capital, conversion, redemption or otherwise.

Except as otherwise described in this section, there are no limitations on the rights to own, or exercise voting rights with respect to, our ordinary shares.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles of Association do not provide for the issuance of fractional shares and our share register will not reflect any fractional shares. Even if an issuance, alteration, reorganization, consolidation, division, or subdivision of our shares would result in a shareholder being entitled to fractional shares, no such fractional shares will be issued or delivered. All such fractional shares will be sold for the best price reasonably obtainable and the aggregate proceeds from such sale will be distributed on a pro rata basis, rounding down to the nearest cent, to each shareholder who would otherwise have been entitled to receive fractional shares.

Issued Share Capital

Immediately prior to this offering, our issued share capital will be divided into   ordinary shares with a nominal value of $0.01 per share and 4,000,000 Euro deferred shares with a nominal value of €0.01.

Our shares issued pursuant to this offering will be issued credited as fully paid and will be non-assessable.

Objective

Our principal object is to carry on the management activity of holding companies. The rest of our objectives are set out in full in clause 2 of our Memorandum of Association.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our ordinary shareholders when our shares are issued for cash. However, the Company has opted out of these pre-emption rights in our Articles of Association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes cast at a general meeting of our shareholders (referred to under Irish law as a “special resolution”), our Articles of Association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to our pre-existing shareholders pro rata based on their existing shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights:

•	generally do not apply where shares are issued for non-cash consideration (such as in a share for share acquisition);

•	do not apply to the issuance of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any dividend and capital distribution); and

•	do not apply to the issuance of shares pursuant to an employee share option or similar equity plan.

The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. This authority can be granted for a maximum period of five years, after which it must be renewed by the shareholders by an ordinary resolution. Our Articles of Association provide that our Board of Directors is authorized to grant, upon such terms as the Board of Directors deems advisable, options to purchase (or commitments to issue at a future date) our shares of any class or series, and to cause warrants or other appropriate instruments evidencing such options or commitments to be issued. This authority will lapse after five years from the date the Articles of Association were adopted. We expect that we will seek renewal of this authority at an annual general meeting before the end of the five-year-period. Under the same authority, the Board of Directors may issue shares upon exercise of warrants or options or other commitments without shareholder approval or authorization (up to the relevant authorized but unissued share capital). Statutory pre-exemption rights apply to the issuance of warrants and certain options issued by us unless shareholder approval for an opt-out is obtained in the same manner described directly above for our ordinary shares and provided our board of directors is authorized to allot shares as described above.

In addition to the requirements of the Irish Companies Acts, we will be subject to the rules of the NYSE requiring shareholder approval of certain share issuances. The Irish Takeover Rules may be applicable in certain circumstances and can impact on our ability to issue shares. See “Risk Factors—Risks Related to this Offering and Ownership of our Shares.”

Share Repurchases, Redemptions and Conversions

Overview

Our Articles of Association provides that any ordinary share the Company has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by the Company may technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions.” If our Articles of Association did not contain such provision, repurchases by the Company would be subject to many of the same rules that apply to purchases of our shares by subsidiaries described below under “—Purchases by Subsidiaries,” including the shareholder approval requirements described below. Except where otherwise noted, when we refer elsewhere in this prospectus to repurchasing or buying back our ordinary shares, we are referring to the redemption of ordinary shares by the Company or the purchase of our ordinary shares by a subsidiary of the Company, in each case in accordance with our Articles of Association and Irish company law as described below.

Repurchases and Redemptions

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described below under “—Dividends”) or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by the Company where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. We may also be given an additional general authority to purchase our own shares on-market that would take effect on the same terms and be subject to the same conditions as those applicable to purchases by our subsidiaries as described below. Redeemed or repurchased shares may be canceled or held in treasury. While the Company holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by the Company or re-issued subject to certain conditions. Based on the provisions of our Articles of Association, shareholder approval will not be required to redeem the company’s shares.

The Board of Directors of the Company will also be entitled to issue other classes or series of shares which may be redeemed at the option of either the Company or the shareholder, depending on the terms of such shares. Please see “Capital Structure—Authorized Share Capital” above.

Purchases by Subsidiaries

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of the company either on-market or off-market. A general authority of the shareholders of the Company is required to allow a subsidiary of the company to make on-market purchase of the Company’s shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the Company shares is required. For an off-market purchase by a subsidiary of the Company, the proposed purchase contract must be authorized by special resolution of the shareholders of the Company before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholder at the registered office of the Company.

The number of shares held by the subsidiaries of the Company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the Company. While a subsidiary holds shares of the Company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of the Company by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of the Company less accumulated realized losses of the Company and includes reserves created by way of capital reduction. In addition, no dividend or distribution may be made unless the net assets of the Company are not less than the aggregate of the Company’s share capital plus undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the Company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Company’s Articles of Association authorize the Board of Directors to declare such dividends as appear justified from the profits of the Company without the approval of the shareholder. The dividends can be declared and paid in the form of cash or non-cash assets, subject to applicable law. The Company may pay dividends in any currency but, to the extent it pays dividends, expects to do so in U.S. dollars.

The Board of Directors may deduct from any dividend to any shareholder all sums of money, if any, due from the shareholder to the company in respect of shares of the Company.

The Board of Directors is also authorized to issue shares in the future with preferred rights to participate in dividends declared by the Company, from time to time, as determined by ordinary resolution. The holders of such preference shares may, depending on their terms, rank senior to the holders of the ordinary shares of the Company with respect to dividends.

For information about the Irish tax considerations relating to dividend payments, please see “Taxation—Taxation in Ireland.”

Bonus Shares

Under our Articles of Association, upon the recommendation of our board of directors, the shareholders by ordinary resolution may authorize the board of directors to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under our Articles of Association, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than its existing shares (often referred to as a stock split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse stock split).

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital, in any manner permitted by the Irish Companies Acts.

General Meetings of Shareholders

We are required under Irish law to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland if an ordinary resolution so authorizing has been passed at the preceding annual general meeting. Our Articles of Association include a provision requiring annual general meetings to be held within such time periods as required by Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual profit and loss account, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office, subject to certain limited exceptions. Our Articles of Association provide that, at each annual general meeting, directors will be elected to fill the board seats of those directors whose terms expire at that annual general meeting. At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of the Board of Directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be concluded at any extraordinary general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our Board of Directors.

Our extraordinary general meetings may be convened (1) by our board of directors, (2) on requisition of the shareholders holding the number of our shares prescribed by the Irish Companies Acts (currently 10% of our paid-up share capital carrying voting rights), (3) in certain circumstances, on requisition of our auditors, or (4) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required under Irish law or may be properly requisitioned by our shareholders from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our board of directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If our board of directors does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our board of directors.

If our board of directors becomes aware that our net assets are 50% or less of the amount of our called-up share capital, the board of directors must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Subject to any shorter notice period permitted by the Irish Companies Acts, at least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our Articles.

Quorum for Shareholder Meetings

Under our Articles of Association, the presence, in person or by proxy, of one or more persons who hold, in the aggregate, at least 50% of the voting power of our issued shares constitutes a quorum for the conduct of any business at a general meeting. In the case of an adjournment of such general meeting, the presence, in person or by proxy, of one shareholder constitutes a quorum.

In the case of a meeting to vary the rights of any class or series of shares, discussed in “—Voting,” our Articles of Association provide that the necessary quorum is the presence, in person or by proxy, of one or more shareholders representing not less than a majority of the voting power of our issued shares (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares vote on all matters submitted to a vote of shareholders and are entitled to one vote per ordinary share.

All votes at a general meeting will be decided by way of a poll. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles of Association. Our Articles of Association provide that the Board of Directors may permit the appointment of proxies by the shareholders to be notified to us electronically.

In accordance with our Articles of Association, the Board of Directors may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares or our shares held by our subsidiaries will not entitle their holders to vote at general meetings of shareholders.

Except where a greater majority is required by Irish law or our Articles of Association, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

•	amending our objectives as contained in our Memorandum of Association;

•	amending our Articles of Association;

•	approving our change of name;

•

authorizing the entry into a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	the re-registration of Arysta from a public limited company to a private company;

•	purchasing of our own shares off-market;

•	reduction of issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes (where the Articles of Association do not provide otherwise);

•	sanctioning a compromise/scheme of arrangement with creditors or shareholders;

•	setting the re-issue price of treasury shares; and

•	mergers with companies incorporated in the European Economic Area, or the EEA, as described below under “—Acquisitions.”

Record Dates

Our Articles of Association provide that the Board of Directors may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the Board of Directors, the record date will be the day on which the notice of the meeting is mailed.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder to put items on the agenda of an annual general meeting other than as set out in the articles of association of a company.

Shareholders’ Suits

In Ireland, the decision to institute derivative proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against the director, another person or both.

A shareholder may also be permitted to bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the Board of Directors are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy under Section 205 of the Companies Act, 1963 and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Holders of shares carrying voting rights have certain rights under the Irish Companies Acts to inspect books and records, including the right to: (1) receive a copy of our Memorandum and Articles of Association and any act of the Irish Government that alters our Memorandum and Articles of Association; (2) inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings); (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The Financial Statements referenced above mean our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports together with any other document required by law to be annexed to the balance sheet.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)

a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% or more in value of the shareholders present and voting in person or by proxy at the meeting called to approve the scheme. A scheme of arrangement, if authorized by the shareholders of each participating class or series and the court, is binding on all of the shareholders of each participating class or series. Shares held by the acquiring party are not excluded from the tally of a vote on the scheme, but such shares may be considered to belong to a separate class for the purposes of approving the scheme, in which case the acquiring party’s shares would not be voted for the purposes of the separate class approval required from the remaining, non-acquiring shareholders;

(b)

through a tender offer or takeover by a third party pursuant to the Irish Takeover Rules. Where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the offeror) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to also transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the offeror has acquired acceptances of 80% of all of our shares but does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the offeror to acquire their shares on the same terms as the original offer, or such other terms as the offeror and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the offeror or non- tendering shareholder, may order. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this 80% threshold would be increased to 90%; and

(c)

by way of a merger with a European Economic Area, or EEA, incorporated company under the European Communities (Cross-Border Mergers) Regulations 2008, which implement the EU Cross-Border Mergers Directive 2005/56/EC in Ireland. Such a merger must be approved by a special resolution. If we are being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value. See “Appraisal Rights” below.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets unless constituting a frustrating action under the Irish Takeover Rules.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Arysta and a company incorporated in the EEA (the EEA includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger; or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement. In the event of a takeover of our company by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the no tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order.

Disclosure of Interests in Shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, (i) the shareholder will be interested in 5% or more of our shares that carry voting rights; or (ii) the shareholder ceases to be interested in 5% or more of the our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. Where a shareholder fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such shareholder, will be enforceable by such shareholder, whether directly or indirectly, by action or legal proceeding. However, such shareholder may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Irish Companies Acts, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of the paid up capital of the Company carrying voting rights, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in our shares, to provide additional information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in respect of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions upon the completion of such a sale.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Regulation 13D-G of the Exchange Act.

Anti-Takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. Although, there is no directly relevant case law on the validity of such plans under Irish law, they can be structured in such a way so that they do not amount to a frustrating action under the Irish Takeover Rules.

Our Articles of Association will allow our Board of Directors to adopt any shareholder rights plan upon such terms and conditions as the Board of Directors deems expedient and in our best interest, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below, our Board of Directors also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

Irish Competition Law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of our voting rights and any other acquisitions of our shares will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel (as well as being governed by the Exchange Act and the regulations promulgated thereunder). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also generally subject to these regulations.

General Principles. The Irish Takeover Rules are based on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to enable them to make an informed decision regarding the offer. If the board of directors of the target company advises the holders of the securities with respect to the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	the board of a target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

an offeror must announce an offer only after ensuring that it can fulfill in full any cash consideration offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•

a target company may not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid. Under certain circumstances, a person who acquires our shares may be required under the Irish Takeover Rules to make a mandatory cash offer for remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or (any parties acting in concert with the acquirer) during the previous twelve months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in us, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in us would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a twelve-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements. If an offeror (or any of its concert parties) acquires any of our shares of the same class as the shares that are the subject of the voluntary offer within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for our shares of that class by the offeror or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Panel, having regard to the General Principles, believes it is appropriate to do so.

If the offeror or any of its concert parties has acquired our shares of the same class as the shares that are the subject of the voluntary offer (i) during the period of 12 months prior to the commencement of the offer period which represent 10% or more of the nominal value of the issued shares of that class or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the offeror or its concert parties for shares (of that class) during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with its concert parties, has acquired less than 10% of the nominal value of the issued shares of the class of shares that is the subject of the offer in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of an offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in our shares is prohibited, if such acquisitions, when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of certain other acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our shares during the course of an offer or at any earlier time at which the Board of Directors has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any time during which the Board of Directors has reason to believe that an offer is or may be imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by our shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel, where:

(i)	the Irish Takeover Panel is satisfied that the action would not constitute a frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)

the action is in accordance with a contract entered into prior to the announcement of the offer (or prior to a time at which the Board of Directors has reason to believe that an offer is or may be imminent); or

(iv)

the decision to take such action was made before the announcement of the offer (or prior to a time at which the Board of Directors has reason to believe that an offer is or may be imminent) and has been either at least partially implemented or is in the ordinary course of business.

Insider Dealing. The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect the acquisition of the company (or a class of its securities) or a contemplated offer shall deal, either in his own account or that of a third party, in relevant securities of the offeree during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

For other provisions that could be considered to have an anti-takeover effect, please see above at “—Pre-emption Rights, Share Warrants and Share Options,” “—Voting—Generally,” “—Disclosure of Interests in Shares,” and below at “—Transfer and Registration of Shares” and “—Corporate Governance.”

Corporate Governance

Generally

Our Articles of Association allocate authority over the day-to-day management of the Company to our Board of Directors. The Board of Directors may then delegate management of the Company to committees of the Board of Directors (consisting of one or more members of the Board) or such other persons as it thinks fit. Regardless of any delegation, the Board of Directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of our Company. Our Board of Directors may create new committees or change the responsibilities of existing committees from time to time.

See “Management—Board Committees.”

Directors: Term and Appointment

Directors are elected or appointed at the annual general meeting or at any extraordinary general meeting called for that purpose. Each director is elected by the affirmative vote of a majority of the votes cast with respect to such director.

Under our Articles of Association, the Board of Directors has the authority to appoint directors to our Board of Directors, either to fill a vacancy or as an additional director. A vacancy on the Board of Directors created by the removal of a director may be filled by an ordinary resolution of the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy. The Board of Directors may fill a vacancy by an affirmative vote of a majority of the directors constituting a quorum. Under our Articles of Association, if the Board of Directors fills a vacancy, the director’s term expires at the same time as the term of the other directors of the class of directors to which the new director is appointed. If there is an appointment to fill a casual vacancy or an addition to the Board of Directors, the total number of directors shall not at any time exceed the number of directors from time to time fixed by the Board in accordance with the articles of association.

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the Articles of Association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like us, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Irish law and our Articles of Association provide that: (i) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (ii) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (iii) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the Board of Directors in respect of such a contract, and such a contract will not be voidable solely as a result.

Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

We are permitted under our Articles of Association and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. We intend to review and consider our directors’ and officers’ liability insurance in connection with this offering.

Directors’ Borrowing Powers

The directors may exercise all the powers of our company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof, and subject to the Irish Companies Acts to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party, without any limitation as to amount.

Legal Name; Formation; Fiscal Year; Registered Office

Arysta LifeScience Limited was incorporated as a private limited company on November 7, 2005. Our legal and commercial name will be Arysta LifeScience plc upon re-registration as a plc prior to completion of this offering. Our fiscal year ends on December 31 and our registered address is 5 George’s Dock, International Financial Services Centre, Dublin 1, Ireland.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholder’s voluntary winding up, the Company must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Director of Corporate Enforcement in Ireland where the affairs of the Company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that the Company should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles of Association or the terms of any shares issued by the Board of Directors from time to time. If the Articles of Association and terms of issue of the shares of the Company contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles of Association provide that our ordinary shareholders may be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

No Share Certificates

We do not intend to issue share certificates unless (1) certificates are required by law, any stock exchange, a recognized depository, any operator of any clearance or settlement system, or the terms of issue of any class or series of our shares or (2) a holder of our shares applies for share certificates evidencing ownership of our shares.

Under our Articles of Association, holders of our ordinary shares will have no right to certificates for their shares, except on request and on such terms as our Board of Directors, at its sole discretion, determines. Holders’ rights to request certificates for shares are subject to any resolution of the Board of Directors determining otherwise.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in this offering will be duly and validly issued pursuant to this offering, will be credited as fully paid up and will be non-assessable.

Transfer and Registration of Shares

Our share register will be maintained by our transfer agent. Registration in this share register will be determinative of membership in us. Any of our shareholders who hold shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who will also hold such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such shares.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of shares (1) from a person who holds such shares directly to any other person; (2) from a person who holds such shares beneficially to a person who holds such shares directly or (3) from a person who holds such shares beneficially to another person who also will hold such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also will be required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer or the transfer is not made in contemplation of a sale of the shares.

Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to our transfer agent. We do not intend to pay any stamp duty on behalf of any acquirer of shares in our capital. See “Taxation—Taxation in Ireland.” The Company may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Our Articles of Association provide that, in the event of any such payment, we (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion) and (iii) will have a lien against the Company’s shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.

Our Articles of Association grant the Board of Directors general discretion to decline to register an instrument of transfer without giving a reason. In addition, the Board of Directors may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration.

The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our Board of Directors may from time to time determine (except as may be required by law).

Differences in Corporate Law

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. To help you understand these differences, we have prepared the following summary comparing certain important provisions of Irish corporate law (as modified by our Articles of Association) with those of Delaware corporate law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

References to the “Irish Companies Acts” refer to the Irish Companies Acts 1963-2013, which govern Irish companies.

Duties of Directors

Our business is managed by our Board of Directors. Members of the board of directors of an Irish company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their offices on the same basis. This duty includes the following essential elements:

•	a duty to act in good faith and in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director; and

•	a duty of confidentiality to the company;

•	to declare any direct or indirect interest in a proposed transaction or arrangement with the company; and

•	a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in carrying out their duties as a director.

Under Irish law, the fiduciary duty of the directors is to the company, and not to the company’s individual shareholders. Our shareholders may not generally sue our directors directly for a breach of fiduciary duty.

The business of a Delaware corporation is also managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. These duties are similar to those imposed on the directors by the Companies Acts.

Under Irish law, the question of whether a director has acted properly will typically be assessed on a case-by-case basis, with regard to the circumstances surrounding the director’s action. In contrast, Delaware law presumes that directors act on an informed basis and in the best interests of the company and its shareholders. Unless this presumption is rebutted, the decision of the board of a Delaware company will be upheld unless the action had no rational business purpose or constituted corporate waste. If the presumption is rebutted, the directors must demonstrate that the challenged action was entirely fair to the company.

Interested Directors

As a matter of Irish law, a director is under general fiduciary duty to avoid conflicts of interest. Directors who have an interest in a transaction or proposed transaction with us must disclose that interest to the Board of Directors when the proposed transaction is first considered (unless such interest has previously been disclosed). Not disclosing such an interest is a criminal offense, punishable by a fine. Our Articles of Association will provide that an interested director may vote on a resolution concerning a matter in which he has declared an interest.

Delaware law does not allow for criminal penalties but does specify that if a director has an interest in a transaction, that transaction would be voidable by a court unless either (i) the material facts about the interested director’s relationship or interests are disclosed or are known to the board of directors and a majority of the disinterested directors authorize the transaction by affirmative votes, (ii) the material facts about the interested director’s relationship or interests are disclosed or are known to the shareholders entitled to vote and the transaction is specifically approved in good faith by such shareholders or (iii) the transaction was fair to the company when it was authorized, approved or ratified by the board of directors. In addition, the interested director could be held liable for a transaction in which he derived an improper personal benefit. Under Irish law, directors also have a general duty to avoid conflicts of interest. A director may be required to account to the company for any personal profit he has made in breach of this duty unless he has been specifically released from the duty by shareholder vote.

Voting Rights and Quorum Requirements

Under Irish law, the voting rights of our shareholders are regulated by our Articles of Association and the Irish Companies Acts. Under our Articles of Association, two or more shareholders (or if there is only one shareholder of the relevant class or series of shareholders, then one shareholder) present in person or by proxy and holding shares representing at least 50% of the issued shares carrying the right to vote at such meeting will constitute a quorum; provided, that no quorum will exist for the purposes of considering or passing any special resolution unless the shareholder or shareholders present in person or by proxy hold shares representing at least 50% of the issued shares carrying the right to vote at such meeting. Most shareholder actions or resolutions may be passed by a simple majority of votes cast. Certain actions (including the amendment of our Articles of Association) require approval by 75% of the votes cast at a meeting of shareholders. For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Irish law and our Articles of Association, the election of directors at a general meeting of shareholders will require a majority of votes cast at such meeting. In contrast, the election of directors for a Delaware corporation requires only a plurality vote.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our Articles of Association also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in common form or such other form as the directors may determine. Under our Articles of Association, each holder of ordinary shares is entitled to one vote per ordinary share held.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our Board of Directors and approved by our shareholders or any interim dividends our Board of Directors may decide to pay.

The Irish Companies Acts require that we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributable reserves.

Under Delaware law, dividends can only be paid out of a company’s surplus, which is generally defined as the value of such company’s assets minus the par value of all the shares of stock it has issued. If there is no surplus, dividends can only be paid out of the company’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Amalgamations, Mergers and Similar Arrangements

Under Irish law, the disposal of or acquisition of assets by a company requires the approval of its board of directors. However, certain acquisitions and disposal of assets may also require shareholder approval.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and the shareholders. Under Delaware law, a shareholder of a corporation participating in a major corporate transaction may, under certain circumstances, be entitled to appraisal rights which would allow him to receive the fair value of his shares (as determined by a court) in cash instead of the consideration he would otherwise receive in the transaction. Irish public companies may be acquired by way of a merger with a company incorporated in the EEA under the European Communities (Cross-Border Mergers) Regulations 2008, which implement the EU Cross-Border Merger Directive 2005/56/EC in Ireland. Such a merger must be approved by a special resolution. Shareholders also may be entitled to have their shares acquired for cash. While, generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights, if we are being merged as the transferor company with another EEA company under these Regulations and (i) any of our shareholders who voting against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders may be entitled to require that the successor company acquire its shares for cash.

Takeovers

Takeover of certain Irish public companies, including us, are regulated by the Irish Takeover Rules, which are administered by the Irish Takeover Panel.

In addition to the European Communities (Cross-Border Mergers) Regulations 2008 referred to above, Irish law provides two principal ways for the control of a public company to change. The first method involves a public offer for the shares of that company. The number of shares required to vote in favor of a proposal to force minority shareholders of a public company, such as us, is 80% under the Companies Act.

The second method of acquiring control of an Irish public company is by a scheme of arrangement. A company proposes the scheme of arrangement to its shareholders, which, if accepted would result in the company being acquired by a third party. A scheme of arrangement must be approved by a majority in number of shareholders representing 75% in value of the shares of each relevant class actually voting at a general meeting. If the scheme is approved, and subsequently confirmed by the Irish High Court, it becomes binding on all of the target shareholders, regardless of whether they voted on the scheme.

A general principle of Irish takeover law is that the board of directors of a company which is the target of an offer (or of a company which the directors believe will soon be the target of an offer) must refrain from frustrating that offer or depriving shareholders of the opportunity to consider the merits of the offer, unless the shareholders approve of such actions in a general meeting.

Under Delaware law, a board of directors may take defensive actions against a takeover if the directors believe in good faith that the takeover is a threat to the company’s interests and if the response is reasonable in light of the threat posed by the takeover. However, the board may not use such measures for its own personal interests. For example, a board may institute defensive measures to allow it to negotiate a higher price with the acquirer or prevent shareholders from being coerced into selling at a price which is clearly too low. However, the board may not use such measures just to keep itself in control of the company. In contrast, Irish takeover law only allows the directors to advise shareholders (by way of a publicly available announcement) on the merits and drawbacks of any particular offer and to recommend shareholders to accept or reject such offer. Our directors may not enact “poison pills” or other defensive measures.

Shareholder Suits

Under Irish company law, our shareholders generally may not sue for wrongs suffered by the Company. In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed. The cause of action may be against the director, another person, or both.

In contrast to a derivative action, Irish company law permits an action by a shareholder in his own right on the basis of the infringement of his personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for himself as well as other similarly affected consenting shareholders. Additionally, under Irish company law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to his interests as a shareholder, may apply to the Irish courts for an appropriate order under section 205 of the Irish Companies Act 1963.

Delaware law generally allows a shareholder to sue for wrongs suffered by the company if he first demands that the company sue on its own behalf and the company declines to do so, but allows the shareholder to. In certain situations, such as when there are specific reasons to believe that the directors are protecting their personal interests, the shareholder may sue directly without first making the demand on the company.

Indemnification of Directors and Officers

In general the Irish Companies Acts prohibit us from indemnifying any director against liability due to his negligence, default, breach of duty or breach of trust due to us. We may, however, indemnify our officers if they are acquitted in a criminal proceeding or are successful in a civil proceeding or where an Irish court grants relief because the director or officer acted honestly and reasonably and ought to be fairly excused. To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers.

Under Delaware law, a corporation may indemnify a director or officer against expenses (including attorneys’ fees), judgments, fines and settlement amounts which he reasonably incurred in defending himself in a lawsuit. The director or officer must have acted in good faith and, if being charged with a crime, must not have had a reasonable cause to believe that he was breaking the law.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the Irish Companies Registration Office. Our shareholders have the additional right to inspect our register of directors and secretaries and minutes of general meetings and resolutions, and other statutory registers, we are required to seek. Our audited financial statements must be presented to our shareholders at an annual general meeting (and made available to our shareholders in advance of an annual general meeting).

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. A company is required to maintain its share register in Ireland. A company is required to keep at its registered office a register of directors and officers that is also open for inspection. Irish law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits a shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to his interest as a shareholder upon written demand and during usual business hours.

Calling of Special Shareholders’ Meetings

Under Irish law, an extraordinary general meeting may be convened (i) by the board of directors, (ii) on requisition of the shareholders holding the number of shares prescribed by the Irish Companies Acts (currently 10% of the paid-up share capital of the Company carrying voting rights) or (iii) in certain circumstances, on requisition of the company’s auditors.

Under Delaware law, a special meeting of the shareholders may be called by the board of directors or by any person who is authorized by the corporation’s certificate of incorporation or bylaws.

Amendment of Organizational Documents

Irish law provides that the memorandum and/or articles of association of a company may be amended by a resolution of shareholders, either by written resolution (which requires the signature of all shareholders) or by a resolution passed at a general meeting of shareholders of which due notice has been given. A 75% majority of votes cast at a general meeting is required to pass such a resolution.

Under Delaware law, a company with capital stock may amend its certificate of incorporation if the amendment is approved by both the board of directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the shareholders of the corporation is required to approve an amendment. Under Irish law, the certificate of incorporation of a company (which simply evidences the date of the company’s incorporation and its registered number and the fact that it has been incorporated) may not be amended. Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s stock. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of stock, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation.

Delaware law allows the bylaws of the corporation to be amended either by the shareholders or, if allowed in the certificate of incorporation, by the board of directors. Under Irish law, a 75% majority of votes cast at a general meeting of shareholders is required to amend either a company’s memorandum or its articles of association.

History of Security Issuances

As of June 30, 2014, our authorised share capital was €100 comprised of 100 ordinary shares of €1.00 and 1 ordinary share of €1.00 was issued on November 7, 2005. On  , 2014, we completed a recapitalization of our share capital in connection with our conversion to a plc. As a result, our authorized share capital is now $   comprised of   ordinary shares with a nominal value of $0.01 per share and €40,000 comprised of 4,000,000 euro deferred shares with a nominal value of €0.01 per share.

Shares Eligible for Future Sale

Upon the closing of this offering, we will have   outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments. All of the ordinary shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining existing ordinary shares are “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act, or Rule 144, or Rule 701 of the Securities Act, or Rule 701. As a result of the contractual lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our shares, and while we intend to apply to list the ordinary shares to be quoted on the NYSE, we cannot assure you that a regular trading market will develop in the ordinary shares.

Rule 144

In general, under Rule 144 (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately   shares immediately after this offering, or the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our directors, officers, employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period requirement, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our directors, executive officers and shareholders have entered into in connection with this offering, see “Underwriting.”

Taxation

Certain United States Federal Income Tax Considerations

The following is a discussion of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder, as defined below. This description addresses only the United States federal income tax considerations relating to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

•	banks, financial institutions, or insurance companies;

•	real estate investment trusts, regulated investment companies, or grantor trusts;

•	dealers in securities, commodities or currencies;

•	tax-exempt entities (including private foundations);

•	investors who are not U.S. Holders;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that own (directly, indirectly, or through attribution) 10% or more of the voting power of our shares;

•	persons that will hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•

partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares through such an entity;

•	S-corporations; or

•	investors that have a functional currency other than the United States dollar.

Moreover, this discussion does not address the United States federal estate, gift, alternative minimum or Medicare contribution tax considerations, or any state, local or non-United States tax considerations, relating to the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the United States Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) owns our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

You should consult your tax advisor with respect to the United States federal, state, local and non-United States tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

The gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Irish taxes withheld therefrom, will be includible in your income as dividend income on the day actually or constructively received by you to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Any such distribution that is in excess of our current and accumulated earnings and profits will generally be treated as a return of capital which reduces your tax basis in your ordinary shares, and to the extent such distribution exceeds your tax basis, the excess will be taxed as capital gain. We may or may not calculate our earnings and profits under United States federal income tax principles. If we do not do so, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes.

With respect to non-corporate U.S. Holders, certain dividends received from a "qualified foreign corporation" may be subject to tax at the lower capital gain tax rate, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. A foreign corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below under “Passive Foreign Investment Company Rules”) is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We intend to apply for the listing of our ordinary shares on the New York Stock Exchange, which is an established securities market in the United States. Accordingly, we believe that we will constitute a “qualified foreign corporation” for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any Irish taxes withheld on or deducted from dividends paid to you not in excess of any applicable treaty rate in respect of such taxes. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the sale or other disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company, or a PFIC, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the our ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Certain Information Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Taxation in Ireland

Scope of Discussion

The following is a general summary of the material Irish tax considerations applicable to certain investors who are the beneficial owners of our ordinary shares. The summary relates only to certain limited aspects of the Irish taxation treatment of holders of our ordinary shares and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. It is based on existing Irish tax law and practice of the Irish Revenue Commissioners in effect on the date hereof. Legislative, administrative or judicial changes may result in alteration of the tax considerations described below.

This summary does not constitute tax advice and is intended only as a general guide. Furthermore, this information applies only to ordinary shares held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their ordinary shares by virtue of an office or employment. Such persons may be subject to special rules. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions, of the acquisition, ownership and disposition of our ordinary shares.

Withholding Tax on Dividends

To the extent that the Company makes dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by the Company will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, which is referred to in this section as “DWT,” currently at a rate of 20%.

For DWT purposes, a distribution includes any distribution that may be made by the Company to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

Where an exemption does not apply in respect of a distribution made to a particular shareholder, the Company is responsible for withholding DWT prior to making such distribution.

General Exemptions

The following is a general overview of some of the scenarios where it will be possible for the Company to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from the Company if such shareholder is beneficially entitled to the dividend and is either:

•

a person (not being a company) resident for tax purposes in a “relevant territory” (including the United States) and is neither resident nor ordinarily resident in Ireland. “Relevant territory” for the purposes of DWT is defined to include a Member State of the European Communities (other than Ireland) or, not being such a Member State, those countries with which Ireland has a double tax treaty, which countries include: Albania; Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Finland, France, Georgia, Germany, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Korea, Kuwait, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, The Netherlands, New Zealand, Norway, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, Turkey, Ukraine, United Arab Emirates, United Kingdom, the United States, Uzbekistan, Vietnam, and Zambia;

•	a company resident for tax purposes in a “relevant territory,” provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company, wherever resident, that is controlled, directly or indirectly, by persons resident in a “relevant territory” and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a “relevant territory”;

•

a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above, the Company or, in respect of shares held through DTC, any qualifying intermediary appointed by the Company, has received from the shareholder, where required, the relevant Irish Revenue Commissioners DWT forms, which are referred to in this prospectus as “DWT forms,” prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the shareholder where required should furnish the relevant DWT forms to:

•

its broker (and the relevant information should be further transmitted to any qualifying intermediary appointed by the Company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or

•	the Company’s transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. Such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

For non-Irish resident shareholders who cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

It is expected that dividends paid in respect of the Company’s ordinary shares that are owned by U.S. residents and held through DTC may not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the United States. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).

Dividends paid in respect of the Company’s ordinary shares that are held outside of DTC and are owned by residents of the United States, will not be subject to DWT if such shareholders satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions,” including the requirement to furnish the appropriate and valid DWT form and IRS Form 6166 to the Company’s transfer agent to confirm their U.S. residence at least seven business days before the record date for the dividend.

If any shareholder who is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of “Relevant Territories” Other Than the United States

Shareholders who are residents of “relevant territories,” other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions”, including the requirement to furnish valid DWT forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT forms to the Company’s transfer agent at least seven business days before the record date for the dividend.

If any shareholder who is resident in a “relevant territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT forms) will be subject to DWT in respect of dividends paid on the Company’s ordinary shares.

Shareholders who are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to the Company’s transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisors.

Shares Held by Other Persons

Shareholders who do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Qualifying Intermediary

Prior to paying any dividend, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of shares of the Company that are held through DTC, which are referred to as the “deposited securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to the relevant nominee of the depository, any cash dividend or other cash distribution with respect to the deposited securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The qualifying intermediary will be responsible for determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT forms. Shareholders that are required to file DWT forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on the Company’s Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder who is neither resident nor ordinarily resident in Ireland and who is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from the Company unless he or she holds his or ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder who is neither resident nor ordinarily resident in Ireland and who is not entitled to an exemption from DWT generally has no additional liability to Irish income tax or to the universal social charge unless he or she holds his or her ordinary shares through a branch or agency in Ireland through which a trade is carried on. The DWT deducted by the Company discharges the liability to Irish income tax.

A shareholder who is neither resident nor ordinarily resident in Ireland and is a resident of a “relevant territory” or otherwise exempt from Irish DWT but who receives dividends subject to DWT should be able to make a reclaim of the DWT from the Irish Revenue Commissioners unless he or she holds his or her ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and/or the universal social charge and/or Pay Related Social Insurance on dividends received from the Company. Such shareholders should consult their own tax advisors.

Irish domiciled individuals (whether or not tax resident or ordinarily resident in Ireland) may be subject to the domicile levy as a consequence of owning our ordinary shares.

Irish Tax on Capital Gains

Shareholders who are neither resident nor ordinarily resident in Ireland and who do not hold their shares in connection with a trade or business carried on by such shareholders in Ireland through a branch or agency should not be within the charge to Irish tax on capital gains on a disposal of our ordinary shares. A shareholder who is an individual and who is temporarily a non-resident of Ireland at the time of the disposal may still be liable to Irish taxation on any chargeable gain realized.

Shareholders who are resident or ordinarily resident in Ireland or shareholders that hold their shares in connection with a trade or business carried on by such shareholders in Ireland through a branch or agency may be subject to Irish tax on capital gains at the rate of 33% on a disposal of our ordinary shares. Such shareholders should consult their own tax advisors.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

Irish stamp duty may, depending on the manner in which the ordinary shares are held, be payable in respect of transfers of the Company’s ordinary shares.

Shares Held Through DTC

For as long as the ordinary shares are traded on the NYSE, a transfer of the Company’s ordinary shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Shares Held Outside of DTC Transferred Into or Out of DTC

A transfer of the Company’s ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a subsequent sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp duty charge on transfers of the Company’s ordinary shares, it is strongly recommended that those shareholders who do not hold their shares through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their ordinary shares into DTC as soon as possible. It is also strongly recommended that any person who wishes to acquire ordinary shares acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).

Payment of Stamp Duty

Our official share register is maintained in Ireland. Registration in this share register is determinative of shareholding. Only shareholders are entitled to receive dividends. Subject to certain exceptions, only shareholders will be entitled to vote in our general meetings.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on our official share register. Such instrument of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated. A holder of our ordinary shares who holds shares through DTC is not the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) is holder of record of such shares). Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, i.e., the nominee of the depository will remain the record holder of such shares.

As stated above, we do not intend to pay any stamp duty on behalf of any acquirer of shares in our capital. The Company may, in its absolute discretion, pay (or cause one of its affiliates to pay) the outstanding stamp duty in respect of a transfer of shares. Our Articles of Association provide that, in the event of any such payment, we (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion), and (iii) will have a lien against the Company’s shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.

Capital Acquisitions Tax

Irish capital acquisitions tax (CAT) is comprised of gift tax and inheritance tax. CAT could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares are regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT. CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes.

Shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Nomura Securities International, Inc.
Jefferies LLC
Piper Jaffray & Co.
Macquarie Capital (USA) Inc.
Rabo Securities USA, Inc.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to   additional shares of ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of ordinary shares as the number listed next to such underwriter’s name in the preceding table bears to the total number of shares of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional   shares of ordinary shares.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us

Proceeds, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $  . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA up to $  .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

We will apply to list our ordinary shares on the NYSE under the trading symbol “ARYS.”

We and all directors and officers and the holder of all of our outstanding shares and options have agreed that, subject to certain exceptions, without the prior written consent of   on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of   on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to   of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

 , in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, an affiliate of J.P. Morgan Securities LLC, one of the underwriters, acts as administrative agent, and affiliates of certain of the underwriters act as lenders, under our First Lien Credit and Guaranty Agreement. An affiliate of Citigroup Global Markets Inc., one of the underwriters, acts as administrative agent, and affiliates of certain of the underwriters act as lenders, under our Second Lien Credit and Guaranty Agreement.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any shares of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our ordinary shares to be offered so as to enable an investor to decide to purchase any shares of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our ordinary shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Addresses of Representatives

The addresses of the representatives are as follows: Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179.

Expenses Related to this Offering

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. The underwriting discounts and commissions to be paid to the underwriters represent of the total amount of the offering. All amounts listed below are estimates except the SEC registration fee, NYSE listing fee and FINRA, filing fee.

Itemized expense	Amount
SEC registration fee	$
FINRA filing fee
NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Experts

The consolidated financial statements of the Company as of January 1, 2012 and December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young ShinNihon LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young ShinNihon LLC are at 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan 100-0011.

Legal Matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Irish law will be passed upon for us by A&L Goodbody. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Matheson, with respect to Irish law, and by Simpson Thacher & Bartlett LLP, New York, New York, with respect to U.S. law.

Enforceability of Civil Liabilities

We have been advised by our Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before a foreign judgment will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

The Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. While Irish law is unsettled in certain circumstances, should a claim be issued against us in the Irish courts for breaches of U.S. securities laws, the Irish courts are likely to accept jurisdiction and hear whether such breaches occurred because the company is incorporated in Ireland.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.arystalifescience.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO THE ARYSTA LIFESCIENCE LIMITED
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Arysta LifeScience Limited

We have audited the accompanying consolidated balance sheets of Arysta LifeScience Limited as of January 1, 2012 and December 31, 2012 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arysta LifeScience Limited as of January 1, 2012 and December 31, 2012 and 2013 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
September 9, 2014

ARYSTA LIFESCIENCE LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT

Continuing operations	Notes	Years ended December 31,
		2012	2013
		(U.S. dollars in thousands)
Sales	3	$1,468,075	$1,508,925
Cost of goods sold	8	(954,336)	(979,335)

Gross profit		513,739	529,590

Selling, general and administrative expense	8	(345,439)	(347,759)
Other operating income	7	6,592	5,732
Other operating expense	7	(6,409)	(49,979)

Operating income		168,483	137,584

Interest income		24,983	24,293
Other financial income		631	9,071

Financial income	9	25,614	33,364

Interest expense		(135,689)	(134,595)
Other financial expense		(92,340)	(70,091)

Financial expense	9	(228,029)	(204,686)

Income (loss) before tax from continuing operations		(33,932)	(33,738)

Income tax benefit (expense)	5	(45,078)	(47,593)

Income (loss) after tax from continuing operations		$(79,010)	$(81,331)

Discontinued operations
Income (loss) after tax from discontinued operations	4	(73,092)	(12,104)

Net income (loss)		$(152,102)	$(93,435)

Attributable to:
Arysta LifeScience Limited (“ALS”) shareholder		(160,802)	(102,629)
Non-controlling interests	21	8,700	9,194

Net income (loss)		$(152,102)	$(93,435)

Earnings per share
Continuing operations	6	(79,010)	(81,331)
Discontinued operations	6	(73,092)	(12,104)

Basic and diluted earnings (loss) per share		$(152,102)	$(93,435)

Weighted average shares used to compute earnings (loss) per share

Basic and diluted		1	1

The accompanying notes form an integral part of the consolidated financial statements.

ARYSTA LIFESCIENCE LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	Years ended December 31,
		2012	2013
		(U.S. dollars in thousands)
Net income (loss)		$(152,102)	$(93,435)
Components of other comprehensive income (OCI) from continuing operations
Items that will not be reclassified subsequently to net income or loss:
Re-measurement gains (losses) on defined benefit pension plans		(1,132)	1,343
Items that may be reclassified subsequently to net income or loss:
Unrealized gains (losses) on available-for-sale financial assets	23	746	1,322
Gains (losses) on derivatives designated as cash flow hedges	23	—	(2,496)
Foreign currency translation effects		13,067	(49,010)

Total components of OCI		12,681	(48,841)

Total comprehensive income		$(139,421)	$(142,276)

Attributable to:
ALS shareholder		(147,276)	(148,804)
Non-controlling interests		7,855	6,528

		$(139,421)	$(142,276)

The accompanying notes form an integral part of the consolidated financial statements.

ARYSTA LIFESCIENCE LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

	Notes	As of January 1,	As of December 31,
		2012	2012	2013
		(U.S. dollars in thousands)
Assets
Current assets
Cash and cash equivalents	10	$103,024	$112,390	$258,565
Trade and other receivables	11	679,677	743,068	746,835
Inventories	13	260,715	217,471	236,968
Current financial assets	16, 23	4,769	2,954	4,350
Other current assets	12	51,079	53,274	60,084

Total current assets		1,099,264	1,129,157	1,306,802

Non-current assets
Property, plant and equipment	14	79,912	73,308	72,075
Goodwill and intangible assets	15	1,802,253	1,557,486	1,237,953
Deferred tax assets	5	70,387	60,208	55,151
Non-current financial assets	16, 23	65,399	25,432	24,801
Other non-current assets		11,953	11,505	9,794

Total non-current assets		2,029,904	1,727,939	1,399,774

Total assets		$3,129,168	$2,857,096	$2,706,576

Liabilities and equity
Current liabilities
Trade and other payables	17	391,107	402,954	396,536
Short-term debt	19, 23	196,539	149,817	17,794
Other current financial liabilities	19, 23	97,104	145,170	115,850
Other current liabilities	18	147,424	156,471	161,706

Total current liabilities		832,174	854,412	691,886

Non-current liabilities
Long-term debt	19, 23	1,610,850	1,416,884	1,589,649
Other non-current financial liabilities		13,585	5,760	370
Deferred tax liabilities	5	145,074	121,822	110,325
Other non-current liabilities	18	67,188	58,471	57,682

Total non-current liabilities		1,836,697	1,602,937	1,758,026

Total liabilities		$2,668,871	$2,457,349	$2,449,912

Equity
Issued capital	20	—	—	—
Other equity	20	985,839	1,065,779	1,065,779
Retained earnings		(541,216)	(702,018)	(804,647)
Other components of equity		107	13,633	(32,542)

Equity of ALS shareholder		444,730	377,394	228,590

Non-controlling interests	21	15,567	22,353	28,074

Total equity		460,297	399,747	256,664

Total liabilities and equity		$3,129,168	$2,857,096	$2,706,576

The accompanying notes form an integral part of the consolidated financial statements.

ARYSTA LIFESCIENCE LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to ALS shareholder								Non-controlling interests	Total equity
	Issued capital (note 20)	Other equity (note 20)	Retained earnings	Currency translation reserve	Available-for- sale reserve (note 23)	Defined benefit plans	Gain (loss) on hedged items (note 23)	Equity of ALS shareholder
	(U.S. dollars in thousands)
January 1, 2012	$—	$985,839	$(541,216)	$—	$398	$(291)	$—	$444,730	$15,567	$460,297
Net income (loss)	—	—	(160,802)	—	—	—	—	(160,802)	8,700	(152,102)
OCI	—	—	—	13,782	746	(1,002)	—	13,526	(845)	12,681

Total comprehensive income	—	—	(160,802)	13,782	746	(1,002)	—	(147,276)	7,855	(139,421)

Dividends paid	—	—	—	—	—	—	—	—	(1,069)	(1,069)
Capital contribution	—	79,940	—	—	—	—	—	79,940	—	79,940

December 31, 2012	$—	$1,065,779	$(702,018)	$13,782	$1,144	$(1,293)	$—	$377,394	$22,353	$399,747

Net income (loss)	—	—	(102,629)	—	—	—	—	(102,629)	9,194	(93,435)
OCI	—	—	—	(46,174)	1,322	1,173	(2,496)	(46,175)	(2,666)	(48,841)

Total comprehensive income	—	—	(102,629)	(46,174)	1,322	1,173	(2,496)	(148,804)	6,528	(142,276)

Dividends paid	—	—	—	—	—	—	—	—	(807)	(807)

December 31, 2013	$—	$1,065,779	$(804,647)	$(32,392)	$2,466	$(120)	$(2,496)	$228,590	$28,074	$256,664

The accompanying notes form an integral part of the consolidated financial statements.

ARYSTA LIFESCIENCE LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Years ended December 31,
		2012	2013
		(U.S. dollars in thousands)
Operating activities
Income (loss) before tax from continuing operations		$(33,932)	$(33,738)
Income (loss) before tax from discontinued operations	4	(89,391)	(11,788)

Income (loss) before tax		(123,323)	(45,526)

Non-cash adjustments to reconcile to net cash flows
Depreciation and amortization	4, 8, 14, 15	76,037	66,687
Impairment losses	4, 7, 14, 15	59,004	49,082
Financial income	4, 9	(26,175)	(33,369)
Financial expense	4, 9	229,782	206,158
Working capital adjustments
(Increase) decrease in inventories		45,800	(13,910)
(Increase) decrease in trade and other receivables		(59,643)	(2,688)
Increase (decrease) in trade and other payables		12,547	(4,580)
(Increase) decrease in other current assets		(2,065)	(4,859)
Increase (decrease) in other current liabilities		(35,015)	(2,261)
Increase in other working capital		666	2,185

Cash flow from operating activities		177,615	216,919

Interest and dividends received		25,281	24,380
Interest paid		(69,748)	(166,619)
Income tax paid		(34,861)	(51,682)

Net cash flow from (used for) operating activities		98,287	22,998

Investing activities
Purchase of property, plant and equipment		(15,595)	(14,938)
Proceeds from sales of property, plant and equipment		1,494	3,263
Purchase of intangible assets		(47,707)	(24,318)
Purchases of investments in associates		(2,690)	(757)
Cash paid for contingent consideration		(12,001)	—
Other items		2,710	1,456

Net cash flow from (used for) investing activities		(73,789)	(35,294)

Financing activities
Proceeds from (payments of) short-term borrowings, net		17,092	(31,073)
Proceeds from long-term debt		3,274	1,640,124
Repayments of long-term debt		(111,417)	(1,439,902)
Capital contribution		79,940	—
Payment for derivative instruments, net		(1,021)	(5,198)
Dividends paid to non-controlling interests		(1,069)	(807)
Other items		(386)	(389)

Net cash flow from (used for) financing activities		(13,587)	162,755

Net change in cash and cash equivalents		10,911	150,459
Net foreign exchange difference		(1,545)	(4,284)

Cash and cash equivalents at beginning of the year	10	103,024	112,390

Cash and cash equivalents at end of the year	10	$112,390	$258,565

The accompanying notes form an integral part of the consolidated financial statements.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation and Corporate Information

Arysta LifeScience Limited (“the Company”) is domiciled and incorporated in the Republic of Ireland and its corporate headquarters are located at 5 George’s Dock, IFSC, Dublin 1. The consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group was originally created through the merger of the agrochemical interests of two Japanese trading companies, Tomen Corporation and Nichimen Corporation, in February 2001, and has grown organically and through a series of business and product acquisitions. The Group was then acquired by an investor group led by Olympus Capital Holdings in 2002. In March 2008, the Group was purchased by the Permira Funds, a private equity firm, through the establishment of Arysta LifeScience Limited, previously Industrial Equity Investments Limited, in March 2008, for approximately $2.2 billion.

The Group develops and distributes value-added crop solutions specializing in agrochemicals, biological solutions, or biosolutions, as well as complementary areas of life sciences. The Group’s agrochemical products protect crops from weeds (herbicides), insects (insecticides), and diseases (fungicides). Agricultural crop protections and biosolutions comprised over 90% of the Group’s 2013 sales, with the remainder derived from the health and nutrition science business unit. The Group’s biosolutions business focuses on the growing markets for biological stimulants, or biostimulants, innovative nutrition, and biological pesticide, or biocontrol, products. The Group operates in over 100 countries worldwide and has an expansive product portfolio, with over 3,600 product registrations in over 100 countries and approximately 950 patents worldwide.

Historically, the Company’s operations and business were primarily conducted through its wholly owned subsidiary Arysta LifeScience Corporation (“Arysta Corporation”), a corporation organized under the laws of Japan. As described in note 25, these financial statements for the years ended December 31, 2012 and 2013 are the first the Group has prepared in accordance with IFRS. The opening consolidated balance sheet was prepared as of January 1, 2012 (the date of transition to IFRS).

Prior to the year ended December 31, 2013, the Company had prepared unconsolidated financial statements in accordance with Irish generally accepted accounting principles (“Irish GAAP”) and Arysta Corporation, its wholly owned subsidiary, prepared consolidated financial statements in accordance with Japanese generally accepted accounting principles (“JGAAP”). The Group prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. Accordingly, the previous GAAP for the purpose of these consolidated financial statements is considered to be JGAAP and a reconciliation from JGAAP to IFRS has been presented.

These consolidated financial statements are presented in United States dollars (“USD” or “$”), which is the functional currency of certain subsidiaries and represents the major transactional currency of the Group. The functional currency of Arysta LifeScience Limited is the Euro. The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that are measured at fair value. All amounts are rounded to the nearest thousand, except when otherwise indicated. The consolidated financial statements were authorized for issue in accordance with a resolution of the Company’s Board of Directors on September 8, 2014.

2. Significant Accounting Policies and Judgments

Adoption of IFRS

The Group’s transition date to IFRS is January 1, 2012, and, accordingly, the Group has applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The impact of the

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transition to IFRS on the Consolidated Balance Sheet, Consolidated Income Statement and Consolidated Statement of Cash Flows, is explained in note 25, “First-time Adoption of IFRS”.

Basis of Consolidation

All subsidiaries are included in the consolidated financial statements for the entire period or, if acquired, from the date that the Group obtains control. Control over an entity exists when: the Group has power, defined as existing rights that give the ability to direct the activities which affect the entity’s returns; the Group is exposed to or has rights to returns which may vary depending on the entity’s performance; and the Group has the ability to use its power to affect its own returns from its involvement with the entity. The Group fully consolidates the income, expenses, assets, liabilities and cash flows of subsidiaries from the date it acquires control up to the date control ceases. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

All intragroup balances, transactions, unrealized gains and losses resulting from intragroup transactions and dividends are eliminated upon consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies.

Business Combinations

The Group uses the acquisition method for all business combinations. Acquisition cost is the fair value of the consideration transferred including the fair value of any contingent consideration and any existing ownership interest the Group held in the acquired entity. Acquisition-related costs incurred are recognized in net income (loss) in the periods in which they are incurred. In a business combination achieved in stages, gain (loss) arising on the revaluation of an existing interest in an acquired entity is recognized in the Consolidated Income Statement.

The assets and liabilities of acquired businesses are identified, and are recorded in the consolidated financial statements at their acquisition date fair values. The amount of any non-controlling interests is measured as elected for each business combination either at fair value or at the proportionate interest in the identifiable net assets of the acquiree.

Investments in Associates

Associates are those entities in which the group has the ability to exercise significant influence but not control, over the financial and operating policies. Significant influence generally exists when the group holds between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method and are initially recognized at cost. The consolidated financial statements include the Group’s share of the income and expenses of the equity accounted investees from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest, including any long term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Currency Transactions

The functional currency of each subsidiary is the primary transactional currency for sales and cost of sales which is generally, but not exclusively, the local currency of its country of operations. Transactions in currencies other than each subsidiary’s functional currency are translated at the rate prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the rate prevailing at the end of

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each reporting period. Non-monetary assets and liabilities are translated using the exchange rates at the dates of the initial transactions. Differences arising from settlement and translation of monetary assets and liabilities are recognized in net income (loss).

The Group translates all assets and liabilities of its subsidiaries into their presentation currency, the USD, using the spot exchange rate at the end of each reporting period. Income and expense items are translated into USD at the average exchange rates for the period.

Exchange differences arising from translation of the financial statements of foreign operations are recognized in other comprehensive income. These differences are presented as “Currency Translation Reserve” as a component of equity. On disposal of the entire interest of a foreign operation, and on the partial disposal of an interest resulting in loss of control, significant influence and joint control, the cumulative amount of such exchange differences is reclassified to net income (loss) as part of gain (loss) on disposal of a foreign operation.

Discontinued Operations

Discontinued operations include separate major lines of business or geographical areas that have been disposed of or which are subject to a single coordinated plan to be disposed of. A subsidiary that is acquired exclusively with a view to resale is also defined as a discontinued operation.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as “Income (loss) after tax from discontinued operations” in the Consolidated Income Statement.

Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless they are not within the measurement scope as defined in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Taxes

Income tax for the year comprises current and deferred taxes, calculated using rates enacted or substantively enacted at the balance sheet date, in the countries where the Group operates. Current tax is the expected tax payable on taxable income for the year and any adjustments to tax payable in respect of previous years.

The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by its subsidiaries will be subject to review or audit by the relevant tax authorities. The Group records provisions for taxes it estimates will ultimately be payable once reviews or audits with the relevant tax authority are completed including allowances for any interest and penalties. The provisions are either increased or decreased based on the final determination made by the relevant tax authority or released if the statute of limitations for the applicable tax return expires.

Deferred tax is recognized using the liability method and therefore is calculated on temporary differences between the tax bases of assets and liabilities and their respective carrying amounts in the Consolidated Balance Sheet. Deferred tax is provided, where required, on all temporary differences arising except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on the initial recognition of goodwill even if the carrying amount of goodwill exceeds its tax base.

Deferred tax assets, including those related to unused tax losses, are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Income tax expense, current and deferred, is recognized in net income (loss) unless it relates to items recognized in other comprehensive income.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Sales

Sales are measured at the fair value of the consideration received or receivable. Sales of goods are recognized in the Consolidated Income Statement when the significant risks and rewards of ownership are transferred to the customer, which is usually upon delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sales contract. Sales are reported net of related taxes such as value-added tax, returns, cash rebates and discounts granted to customers. Rebates to customers are provided for in the same period that the related sales are recorded.

Sales are discounted to their present value as of the transaction date if the receipt of consideration is deferred such that the effect of inherent financing is material, and discounts for early payments granted on those transactions are included in financial expense.

The Group allows certain distributors a one-time, non-repeatable extension of credit on a limited proportion of purchases made during a purchasing cycle which remain in the distributor’s inventory. The extension of credit is not a right to return, and distributors must pay unconditionally when the extended credit period expires and therefore the Group recognizes sales upon delivery, in accordance with International Accounting Standards (“IAS”) 18 Revenue.

Where a right of return exists, sales are recognized when the right of return expires or when a reasonable estimate that this right will not be used can be made, whichever is earlier.

Income from interest-bearing assets is recognized on the outstanding receivables using interest rates calculated by means of the effective interest method.

Trade and Other Receivables

Trade and other receivables include invoiced amounts less adjustments, such as provisions for doubtful receivables, which are only recognized when there is objective evidence that the Group will not be able to collect amounts due, such as a breach of contract or significant financial difficulty of the obligor. In certain circumstances, the Group obtains security, generally land, agricultural commodities or machinery as collateral for trade receivable balances and accordingly, its trade receivable balances are occasionally settled from proceeds from sales of this security. Non-cash consideration received is independently valued and any resultant gain (loss) is recorded as operating income or expense in the Consolidated Income Statement.

Factoring arrangements transferring substantially all economic risks and rewards associated with trade receivables to a third party are accounted for by derecognizing the trade receivables upon receiving the cash proceeds from the factoring arrangement. Factoring arrangements that transfer to a third party some, but not substantially all, economic risks and rewards and where the assets subject to the factoring remain under control of the Group are accounted by not derecognizing the trade receivable and by recognizing any related obligation to the third party.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development

Research and development (“R&D”) costs are charged to the Consolidated Income Statement when incurred. Development expenses mainly comprise the costs of defending existing patents, costs for field trials, regulatory approvals and approval extensions. Certain development costs are capitalized and included in intangible assets when such costs are expected to generate future economic benefits and when the cost of such an asset can be measured reliably. The Group invests in tax incentivized R&D activities in several jurisdictions. The Group records any government support received as a reduction in the corresponding operating expenses when earned.

Financial Income and Expense

Financial income consists primarily of interest income, dividend income and net changes in the fair values of financial assets measured at fair value through profit or loss (“FVTPL”), such as forward contracts which are not designated as hedging instruments. Interest income is calculated using the effective interest method. Dividend income is recognized on the date when the Group’s right to receive the payment is established.

Financial expense consists primarily of interest expense, impairment losses on available-for-sale financial assets and financial assets measured at amortized cost, and net changes in the fair values of financial assets measured at FVTPL. Interest expense is accrued using the effective interest method.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand, bank deposits and short-term deposits that are readily convertible to a known amount of cash, and that are subject to an insignificant risk of changes in value.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The costs of inventories include purchasing costs, processing costs and all other costs incurred in the process of bringing such inventories to their present location and condition. Cost is determined by either the first-in, first-out (“FIFO”) method or the weighted average cost method depending on the nature and use of the inventory.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, including all costs to get the asset ready for its intended use, net of accumulated depreciation and accumulated impairment losses. Land is recorded at cost and is not depreciated. Depreciation is primarily charged on a straight-line basis to the Consolidated Income Statement, starting from the date the asset is ready for use, over the following estimated useful lives:

—	Buildings and structures from 7 to 35 years; and

—	Machinery and transport equipment from 4 to 12 years.

The basis of depreciation of property, plant and equipment, such as depreciation method, useful life, and residual value, is reviewed during each reporting period, and changed when necessary. When there is a change in the basis of depreciation, the depreciation charge is adjusted prospectively as a change of an accounting estimate. On disposal of an asset, a gain (loss) is recognized in the Consolidated Income Statement as the difference between the net disposal proceeds of the item and its carrying amount.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group reviews its assets to determine if an indicator of impairment exists at the end of each reporting period. If indicators of impairment exist, the Group compares the carrying amount of the asset, or its CGU (cash generating unit), with its recoverable amount. An impairment loss is recognized whenever the carrying amount of an asset, or the relevant CGU, exceeds the estimated recoverable amount. An impairment loss is reversed only as a result of future changes in the assumptions used in the original estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill and Intangible Assets

Goodwill is recognized as the excess of (a) the total fair value of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over (b) the fair value of the identifiable assets acquired or liabilities assumed. Goodwill is recognized as an asset and presented within non-current assets. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the acquisition date.

The useful lives of intangible assets are assessed as either finite or indefinite.

Goodwill and intangible assets with indefinite useful lives are not subject to amortization and are measured at cost less any accumulated impairment loss. If the Group determines an intangible asset no longer has an indefinite useful life, the asset is reclassified as an intangible asset with a finite useful life, and amortization charges are adjusted prospectively as a change of accounting estimate.

Goodwill and intangible assets with indefinite useful lives are reviewed for impairment whenever events or changes in circumstances suggest that the carrying amount may not be recoverable and at least annually at each financial year end.

The Group estimates the recoverable amount of goodwill and intangible assets as the higher of the asset’s or the related CGU’s, or group of CGU’s, fair value less costs of disposal and value in use. Value in use is the present value of the cash flows expected from the asset’s or CGU’s use and eventual disposal. An impairment loss is recorded in the Consolidated Income Statement to the extent that the carrying amount of the tested asset or CGU exceeds its recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or the group of CGUs that are expected to benefit from the synergies of the business combination. Intangible assets with finite useful lives are amortized, on a straight-line basis, over the following expected useful lives:

—	Product registration rights from 3 to 22 years; and

—	Software for internal use from 2 to 7 years.

Post-employment Benefits

The Group contributes to various defined contribution plans on behalf of its employees and contributions are included in the Consolidated Income Statement when incurred. The defined contribution plans also include governmental pension schemes.

The Group, in limited instances, provides defined benefit plans to employees in certain locations. In both 2012 and 2013, the defined benefit obligations and plan assets are considered insignificant.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt

Debt is recognized initially at fair value less transaction costs, which represents the net proceeds from issuing the debt. Subsequently, debt is stated at amortized cost using the effective interest method and is classified as current if the debt agreement terms in force at the balance sheet date require repayment within one year. Otherwise, debt is classified as non-current.

Reportable Segments

The operating segments of the Group for which discrete financial information is available are regularly reviewed by the chief operating decision maker (“CODM”). The Group is organized into six reportable segments: (1) Latin America, (2) Africa and Western Europe, (3) North America, (4) Japan and Central/Eastern Europe, (5) China, South Asia and Life Sciences and (6) Corporate.

Financial Instruments

Financial assets and financial liabilities are recognized in the Consolidated Balance Sheet on the date that the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the financial asset, with all risks and rewards of ownership, is transferred. Financial liabilities are derecognized when the contractual obligation expires, is discharged or cancelled. Purchases and sales of financial instruments are accounted for using the settlement date.

The fair values of financial instruments are generally determined using quoted prices in an active market. Otherwise, the measurement is based on internal valuation models using current market parameters, where available, or external valuations prepared by third parties. If there is objective evidence of the impairment of a financial instrument that is not measured at FVTPL, an impairment loss is recognized.

If the reason for the impairment of loans and receivables as well as held-to-maturity financial instruments no longer exists, the impairment is reversed either in total or in part, and that reversal is recognized in the Consolidated Income Statement.

Financial assets and liabilities are classified into the following valuation categories:

—Financial Assets and Liabilities at FVTPL consist of derivatives which are reported in other financial assets or other financial liabilities. The calculation of fair value is based on market parameters or valuation models based on such parameters, where available. Financial assets at fair value through profit or loss are carried in the Consolidated Balance Sheet at fair value with net changes in fair value presented as financial expense (negative net changes in fair value) or financial income (positive net changes in fair value) in the Consolidated Income Statement.

—Loans and Receivables comprise financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives or classified as available-for-sale. This valuation category includes trade receivables as well as other receivables and loans classified under other receivables and loans classified under other current financial assets. Loans and receivables are initially recognized at fair value. Subsequently, the loans and receivables are measured at amortized cost using the effective interest method. If there is objective evidence of impairment of a receivable or loan, an individual valuation provision is recorded for the specific loan or receivable. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. When assessing the need for a valuation provision, regional and other specific conditions are considered, such as internal and external ratings, as well as customer specific risks and, in some cases, historical default rates.

If, in a subsequent period, the amount of the valuation provision decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized impairment is reversed through net income (loss). The impairment can be reversed provided that the value of the loan or receivable does not exceed what the amortized cost would have been had the impairment not been recognized at the date the impairment was reversed. Loans and receivables are written off when they are determined to be uncollectible.

—Held-to-Maturity Financial Assets consist of non-derivative financial assets with fixed or determinable payments and a fixed term, for which the Group has the ability and the intent to hold until maturity, and which are not included in other classification categories. Held-to-maturity financial assets are initially recognized at fair value. Subsequent measurement is at amortized cost, using the effective interest method. The Group did not have financial assets in this category during any periods presented.

—Available-for-Sale Financial Assets include equity investments that are neither classified as held for trading nor designated at fair value through profit or loss.

Subsequent measurements are at fair value. Changes in fair value are recognized directly in other comprehensive income and are only recorded in net income (loss) when the assets are disposed of or are impaired due to a significant or prolonged decline in value below the carrying value. The fair values are determined using market prices. Investments whose fair value cannot be reliably determined are carried at acquisition cost and are written down when impaired. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized in Other Comprehensive Income. Only in the case of debt instruments are reversals recognized in net income (loss).

—Financial Liabilities which are not Derivatives are initially measured at fair value, which normally corresponds to the amount received or to be received. Subsequent measurement is carried out at amortized cost using the effective interest method.

—Derivative Financial Instruments are initially recognized at fair value with transaction costs recognized in net income (loss) when they occur. The Group holds derivatives only for the purpose of hedging the underlying risk related to foreign currency and interest rates. Subsequently, derivatives are measured at fair value. The differences in fair value are recognized as financial income or expense in the Consolidated Income Statement, except when the derivative is designated as a hedging instrument.

Derivatives can be embedded within other contracts. If IFRS requires separation, then the embedded derivative is recorded separately from its host contract and is measured at fair value.

Cash Flow Hedge Accounting is applied to certain transactions to hedge the exposure to the variability in cash flows from future transactions. The effective hedge portion of the change in fair value of the derivative is recognized as a component of other comprehensive income, taking deferred taxes into account. The ineffective portion is recognized immediately in net income (loss). The cumulative fair value changes of the hedging instruments are transferred from equity to net income (loss) in the reporting period in which the hedged item affects the Consolidated Income Statement.

For a hedge of a forecast transaction, the maturity of the hedging instrument is determined based on the anticipated date of the future transaction.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses. The Group bases its estimates and judgments on historical experience, current conditions and other reasonable factors.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation and Impairments of Goodwill and Intangible Assets

The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management, generally with support from specialist consultants, and include estimates based on historical information, current market data and future expectations. The principal assumptions utilized in valuation methodologies include quantitative factors, such as sales growth rates, operating margin estimates and discount rates, as well as qualitative factors, such as the economic and political climate where the acquired business operates. While the Group believes its valuation process is reasonable, those estimates are inherently uncertain. As explained above, the Group performs regular tests of the recoverability of goodwill and indefinite-lived intangible assets. For the purposes of assessing impairment, the Group applies judgment in determining its CGUs, the lowest level of asset group for which there are independent cash flows, and the groups of CGUs to which goodwill is allocated. The recoverable amount for goodwill is determined based on value in use of the relevant CGU, or groups of CGUs, to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment are based on their value in use, which requires assumptions to estimate future cash flows. These assumptions are reviewed annually and are subject to significant adjustment from such factors as changes in market conditions.

Provision for Doubtful Accounts

At each reporting date, trade receivables are carried at their original invoice amounts less a provision for doubtful collections based on estimated losses and any discounted component of an effective financing component. The Group estimates the provision at each reporting date based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific customers. The Group also considers any changes in the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of its provision for doubtful accounts.

Provisions

Provisions are estimates of financial loss associated with risks resulting from a variety of areas including legal, product, regulatory and environmental issues. The determination of the amount of a provision is complex and is based on the relevant facts, as understood by management, for each issue. The provisions may be adjusted periodically as additional technical or legal information becomes available. Actual costs can deviate from these estimates.

Income Tax

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax assets when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers economic and political factors in the respective tax jurisdiction, estimates of taxable temporary differences, projected future taxable income and tax planning strategies. At the end of each reporting period, management believes it will realize benefits at least equal to its recognized deferred tax assets. Estimates are subject to change due to both market and financial performance as well as political uncertainties.

Future taxable income is dependent, to some degree, on the way in which the Group operates, including its global supply chain and intellectual property rights, which are used internationally

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

within the Group. Transfer prices for the delivery of goods and charges for the provision of services, including intellectual property, may be subject to challenge by the respective national tax authorities in any of the countries in which the Group operates, which may result in a significant increase in its tax expense. Interpretation of taxation rules relating to financing arrangements between entities within the Group and to foreign currency translation differences may also give rise to uncertain tax positions.

The Group estimates its provision for income tax that will ultimately be payable when reviewed by the respective tax authorities. These estimates include significant management judgments about the eventual outcome of the reviews expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements.

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. This guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance shall be applied using one of two methods: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying this statement recognized at the date of initial application. Management has not yet determined which method it will apply. The Group is currently evaluating the impact of the new standard on its financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities, general hedge accounting and impairment. The Group is currently evaluating the impact of the new standard.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments are not expected to have a material impact on the Group’s financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014 and are not expected to have a material impact on the Group’s financial statements.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendments to IAS 36 Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require the disclosure of the recoverable amounts for the assets or CGUs for which impairment losses have been recognized or reversed during the period. The Group has adopted this standard from the date of its adoption of IFRS, January 1, 2012.

IFRIC Interpretation 21 Levies

IFRIC 21 clarifies that a liability is recognized for a levy when the activity that triggers its payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that adopting IFRIC 21 will have material financial impact on the Group’s financial statements.

3. Segment Information

Reportable Segments

The Group develops and distributes value-added crop solutions specializing in agrochemicals and biosolutions as well as in the complementary areas of health and nutrition sciences. The Group organizes its crop protection business by major geographic regions. Life Sciences and the China and South Asia geographic regions of the crop protection business are aggregated into a single reportable segment.

Segment sales are based on the geographic location of customers. Segment income is based on operating income before depreciation of property, plant and equipment, amortization of intangible assets, other operating income (expense), net and other adjustments described below. Segment income includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include adjustments allowed under existing credit agreement, which include but are not limited to restructuring costs, costs related to debt refinancing, sponsor payments, expenses related to mergers and acquisitions, unusual and non-recurring charges. The Group does not allocate assets and liabilities to reportable segments because such assets and liabilities are not regularly reviewed by the CEO, who is considered the chief operating decision maker, to make decisions about resource allocation and to assess performance.

During 2013, the Group reorganized its operating segments, which included revised management reporting to the CODM and new segment managers. Accordingly, the reportable segments were also revised as presented below and corresponding items for earlier periods adjusted retrospectively. The reportable segment information of the Group for the years ended December 31, 2012 and 2013 was summarized as follows:

For the year ended December 31, 2012

	Latin America	Africa and Western Europe	North America	Japan and Central/Eastern Europe	China, South Asia and Life Sciences	Corporate	Total
	(U.S. dollars in thousands)
Segment sales	$553,226	$301,028	$201,203	$269,422	$210,329	$(5,369)	$1,529,839
Segment income	129,853	52,117	31,117	57,827	31,177	(26,065)	276,026

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2013

	Latin America	Africa and Western Europe	North America	Japan and Central/Eastern Europe	China, South Asia and Life Sciences	Corporate	Total
	(U.S. dollars in thousands)
Segment sales	$624,275	$300,765	$187,798	$242,616	$218,766	$6,501	$1,580,721
Segment income	137,799	46,430	39,089	52,168	29,833	(20,713)	284,606

Adjustments and Eliminations

The adjustments between reportable segment information and the consolidated financial statements of the Group for the years ended December 31, 2012 and 2013 were summarized as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Segment sales	$1,529,839	$1,580,721
Agent sales, discounts and adjustments not attributable to a segment	(61,764)	(71,796)

Sales	$1,468,075	$1,508,925

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Consolidated segment income	$276,026	$284,606
Depreciation and amortization	(74,163)	(66,554)
Other credit agreement adjustments	(33,563)	(36,221)
Other operating income (expense), net (Note 7)	183	(44,247)

Operating income	168,483	137,584

Financial income (expense), net (Note 9)	(202,415)	(171,322)

Income (loss) before tax from continuing operations	$(33,932)	$(33,738)

Sales by product group

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Crop protection and biosolutions	$1,383,195	$1,421,930
Life Sciences	84,880	86,995

Total	$1,468,075	$1,508,925

Geographic Information

Sales by location

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Brazil	$333,088	$392,871
Rest of the world	1,134,987	1,116,054

Total	$1,468,075	$1,508,925

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No single customer accounted for 10% or more of the Group’s total sales. The group had no sales in Ireland for the years ended December 31, 2012 and 2013.

Total non-current assets, other than financial assets and deferred tax assets, located in Ireland and the rest of the world were nil and $1.32 billion as of December 31, 2013, respectively (2012: zero and $1.63 billion).

4. Discontinued Operations

In 2012, the Group discontinued two separate businesses, its Midas business, primarily located in North America, and the FES group of companies, which represents substantially all of its business located in Russia. The Group discontinued its Midas business due to adverse market conditions and high input costs. The Group discontinued FES, due to a disagreement with a minority shareholder, which was resolved on an amicable basis, difficulties in attracting new management talent and a number of factors including challenging market conditions resulting from weak supply/demand dynamics. The Group disposed of FES in July 2014, and no material gain or loss was recorded. Income (loss) relating to those discontinued operations was as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Sales	$84,610	$3,867
Cost of goods sold	(79,748)	(5,769)

Gross profit	4,862	(1,902)

Selling, general and administrative expense	(20,349)	(7,888)
Other operating income	393	—
Other operating expense	(73,105)	(531)

Operating income	(88,199)	(10,321)

Financial income	561	5
Financial expense	(1,753)	(1,472)

Income (loss) before tax from discontinued operations	(89,391)	(11,788)

Income tax benefit (expense)	16,299	(316)

Income (loss) after tax from discontinued operations attributable to ALS shareholder	$(73,092)	$(12,104)

Other operating expense included in discontinued operations, for the year ended December 31, 2012, included impairments to goodwill and to intangible assets and property, plant and equipment of $25.7 million and $32.8 million, respectively.

The net cash flows incurred by discontinued operations were as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Operating activities	$(5,303)	$(13,522)
Investing activities	2,313	2,808
Financing activities	—	—

Net cash inflows (outflows)	$(2,990)	$(10,714)

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Income Taxes

Income tax benefit (expense) on income was as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Income (loss) before tax
Income (loss) before tax from continuing operations	$(33,932)	$(33,738)
Income (loss) before tax from discontinued operations	(89,391)	(11,788)

Total income (loss) before tax	$(123,323)	$(45,526)

Current income tax benefit (expense)	(41,838)	(51,616)
Deferred tax benefit (expense):
Origination and reversal of temporary differences	3,517	(5,177)
Changes in unrecognized deferred tax assets	(6,757)	9,200

Total deferred tax expense	(3,240)	4,023

Total income tax benefit (expense)	$(45,078)	$(47,593)

Income tax benefit (expense) from continuing operations	(45,078)	(47,593)
Income tax benefit (expense) from discontinued operations	16,299	(316)

Total income tax benefit (expense)	$(28,779)	$(47,909)

Income tax relating to other comprehensive income was as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Gains (losses) on derivatives designated as cash flow hedges	$—	$(3,891)
Unrealized gains (losses) on available-for-sale financial assets	185	238
Other	145	18

Total	$330	$(3,635)

Analysis of Tax Rate

The table below presents a reconciliation of the Group’s effective tax rate, from both continuing and discontinued operations, and the statutory tax rate applicable in the Republic of Ireland for the years ended December 31, 2012 and 2013.

	Years ended December 31,
	2012	2013
Irish income tax rate	12.50%	12.50%
Changes in unrecognized deferred tax assets	(56.84%)	(68.39%)
Effect on tax rate differences in foreign jurisdictions	32.54%	48.52%
Impact of a group reorganization	—	(56.57%)
Tax exempt income	3.38%	19.14%
Future tax on undistributed income	(11.83%)	(39.08%)
Effect of non-deductible expense for tax purposes	(2.11%)	(21.73%)
Others	(0.98%)	0.38%

Effective tax rate	(23.34%)	(105.23%)

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years ended December 31,
	2012	2013
Effective tax rate from continuing operations	(132.85%)	(141.07%)
Effective tax rate from discontinued operations	18.23%	(2.68%)

The principal items of the deferred tax assets and liabilities before offset of balances within countries were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Deferred tax assets
Net operating loss carry-forwards	$116,134	$104,130	$81,324
Provision for doubtful receivables	37,026	32,442	21,825
Unrealized intercompany profits	2,202	2,280	2,457
Others	33,587	28,681	26,831

Total deferred tax assets	188,949	167,533	132,437

Deferred tax liabilities
Goodwill and intangible assets	(232,554)	(183,636)	(131,413)
Undistributed earnings	(20,694)	(35,198)	(51,285)
Property, plant and equipment	(2,457)	(2,175)	(2,279)
Others	(7,931)	(8,138)	(2,634)

Total deferred tax liabilities	(263,636)	(229,147)	(187,611)

Net deferred tax liabilities	$(74,687)	$(61,614)	$(55,174)

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Balance Sheet as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Adjusted deferred tax assets	$188,949	$167,533	$132,437
Adjustment to offset deferred tax assets and liabilities	(118,562)	(107,325)	(77,286)

Deferred tax assets	$70,387	$60,208	$55,151

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Adjusted deferred tax liabilities	$(263,636)	$(229,147)	$(187,611)
Adjustment to offset deferred tax assets and liabilities	118,562	107,325	77,286

Deferred tax liabilities	$(145,074)	$(121,822)	$(110,325)

Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the Consolidated Balance Sheet where a legal right of set-off exists.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The movements in deferred tax assets and liabilities during the years ended December 31, 2012 and 2013 were as follows:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Beginning balance (net deferred tax liabilities)	$(74,687)	$(61,614)
Recognized in net income	13,089	10,582
Recognized in OCI	(16)	(4,142)

Ending balance (net deferred tax liabilities)	$(61,614)	$(55,174)

The gross amounts of unused tax losses for which no deferred tax assets had been recognized, by expiration date, were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
One year	$55,919	$—	$—
Two years	—	—	—
Three years	—	—	—
Four years	—	—	—
More than five years	2,683	127,964	149,357
No expiry	—	—	—

Total	$58,602	$127,964	$149,357

As of January 1, 2012, December 31, 2012 and 2013, the following amounts have not been considered for recognition as either a deferred tax asset or liability:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Temporary differences for which deferred tax assets have not been recognized	$369,920	$376,263	$527,226
Temporary differences from investments in subsidiaries and associates for which deferred tax liabilities have not been recognized	$61,170	$32,524	$196,536

6. Earnings (loss) per Share

Basic and diluted earnings per share (“EPS”) amounts are calculated by dividing the net income (loss) for the year attributable to the ordinary shareholder of the Company by the weighted average number of ordinary shares outstanding during the year. In 2012, the Group excluded certain potentially issuable shares from the calculation of diluted net loss per share as their effect, if included, would have been anti-dilutive. Refer to note 20 for more information regarding these potentially issuable shares. There were no potentially issuable shares as of December 31, 2013. There are no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Net income (loss) attributable to the shareholder of ALS from continuing operations	$(79,010)	$(81,331)
Net income (loss) attributable to the shareholder of ALS from discontinued operations	(73,092)	(12,104)

Net income (loss) attributable to the shareholder of ALS	$(152,102)	$(93,435)

	Years ended December 31,
	2012	2013

Weighted average number of shares—basic and diluted	1	1

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)

Basic and diluted EPS attributable to ordinary shareholder of ALS	$(152,102)	$(93,435)

Basic and diluted EPS from continuing operations	$(79,010)	$(81,331)

7. Other Income (Expense)

Other Operating Income

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Gain on disposal of fixed assets	$622	$275
Earnings on equity method	596	783
Impairment losses reversal	5,140	—
Others	234	4,674

Total other operating income	$6,592	$5,732

Other Operating Expense
	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)

Loss on disposal of fixed assets	$(847)	$(897)
Impairment losses	(5,562)	(49,082)

Total other operating expense	$(6,409)	$(49,979)

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Depreciation, Amortization, Costs of Inventories and Personnel Expenses

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Included in cost of goods sold
Depreciation	$(4,701)	$(4,727)
Amortization of intangible assets	(100)	(72)
Costs of inventories recognized as expense	(880,238)	(890,619)
Inventory write-down	(1,533)	(2,828)
Included in selling, general and administrative expense
Depreciation	(5,832)	(4,868)
Amortization of intangible assets	(63,530)	(56,887)
Included in personnel expenses:
Salaries and wages	(104,810)	(105,809)
Social security costs	(19,525)	(19,046)
Other employment costs	(10,223)	(10,401)

Discontinued operations included depreciation and amortization of $1.9 million and $0.1 million for the years ended December 31, 2012 and December 31, 2013, respectively.

9. Financial Income and Expense

Financial Income by Category of Financial Assets

For the year ended December 31, 2012

	Loans and receivables	Available-for-sale financial assets	Total
	(U.S. dollars in thousands)
Interest income	$24,983	$—	$24,983
Dividend income	—	103	103

	$24,983	$103	$25,086

Others			528

Total financial income			$25,614

For the year ended December 31, 2013

	Loans and receivables	Available-for-sale financial assets	Total
	(U.S. dollars in thousands)
Interest income	$24,293	$—	$24,293
Dividend income	—	66	66

	$24,293	$66	$24,359

Others			9,005

Total financial income			$33,364

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Expense by Category of Financial Liabilities

For the year ended December 31, 2012

	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	(U.S. dollars in thousands)
Interest expense	$—	$(135,689)	$(135,689)
Losses on valuation of derivatives, net	(31,175)	—	(31,175)

	$(31,175)	$(135,689)	$(166,864)

Foreign exchange loss			(37,347)
Financing discounts			(13,748)
Others			(10,070)

Total financial expense			$(228,029)

For the year ended December 31, 2013

	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative hedging instruments	Total
	(U.S. dollars in thousands)
Interest expense	$—	$(133,100)	$(1,495)	$(134,595)
Losses on valuation of derivatives, net	(1,125)	—	—	(1,125)

	$(1,125)	$(133,100)	$(1,495)	$(135,720)

Foreign exchange loss				(39,525)
Financing discounts				(11,081)
Others				(18,360)

Total financial expense				$(204,686)

10. Cash and Cash Equivalents

Cash and cash equivalents were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Cash at bank and on hand	$95,778	$111,342	$246,627
Short-term deposits	7,246	1,048	11,938

Cash and cash equivalents	$103,024	$112,390	$258,565

11. Trade and Other Receivables

Trade and other receivables were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Trade receivables	$699,509	$770,208	$742,724
Notes receivables	18,556	11,142	16,013
Provision for doubtful receivables	(81,509)	(83,255)	(66,578)
Income tax receivables	18,242	21,623	17,216
VAT and other tax receivables	18,241	8,413	5,862
Others	6,638	14,937	31,598

Total trade and other receivables	$679,677	$743,068	$746,835

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in the provision for doubtful receivables were as follows:

	2012	2013
	(U.S. dollars in thousands)
January 1,	$(81,509)	$(83,255)
(Charged) credited to the income statement	(10,739)	(2,231)
Utilized and others	5,372	13,840
Currency translation effects	3,621	5,068

December 31,	$(83,255)	$(66,578)

Notes and trade receivables that were transferred without meeting the criteria for derecognition as of January 1, 2012, December 31, 2012 and 2013 were $34.9 million, $82.2 million and $98.9 million, respectively, and are included in trade and other receivables in the accompanying Consolidated Balance Sheet, while corresponding amounts received as part of the transfer of $34.9 million, $82.2 million and $98.9 million as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively, are included in other financial liabilities in the accompanying Consolidated Balance Sheet. As the Group retains substantially all the risks and rewards of ownership of the transferred assets, and as the Group assumes payment obligations in the event of default, these assets do not qualify for derecognition. The carrying amounts of these assets and liabilities approximate their fair values.

Of the amounts above, the carrying amounts of the transferred assets for which the transferee has the right to recourse only to the transferred assets and the related liabilities were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Transferred assets	$1,290	$26,872	$20,068
Related liabilities	(1,283)	(26,856)	(20,058)

Net position	$7	$16	$10

12. Other Current Assets

Other current assets were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Prepaid expenses	$9,368	$11,866	$12,223
Prepaid taxes	19,817	18,530	25,128
Advances to suppliers	7,627	11,077	9,222
Held-for-sale assets	8,501	7,267	11,399
Others	5,766	4,534	2,112

Total other current assets	$51,079	$53,274	$60,084

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Inventories

Inventories, net of provision to record inventories at net realizable value, were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Raw materials	$70,132	$56,820	$62,367
Work in progress	9,685	10,712	8,652
Finished products	180,898	149,939	165,949

Total inventories	$260,715	$217,471	$236,968

14. Property, Plant and Equipment

Movements in property, plant and equipment were as follows:

	Buildings and structures	Machinery and transport equipment	Land	Construction in progress	Others	Total
	(U.S. dollars in thousands)
Cost
January 1, 2012	$56,437	$84,717	$2,504	$9,786	$23,167	$176,611
Additions	1,503	7,017	—	5,398	1,227	15,145
Disposals	(494)	(4,485)	—	—	(932)	(5,911)
Currency translation effects and other	152	(522)	458	(5,278)	1,258	(3,932)

December 31, 2012	$57,598	$86,727	$2,962	$9,906	$24,720	$181,913

Accumulated depreciation and impairments
January 1, 2012	$(32,479)	$(48,391)	$—	$—	$(15,829)	$(96,699)
Depreciation charges	(2,123)	(6,084)	—	—	(3,163)	(11,370)
Impairment losses	—	(4,725)	—	(906)	—	(5,631)
Disposals	313	3,009	—	—	576	3,898
Currency translation effects and other	(228)	570	—	—	855	1,197

December 31, 2012	$(34,517)	$(55,621)	$—	$(906)	$(17,561)	$(108,605)

Net carrying amount as of December 31, 2012	$23,081	$31,106	$2,962	$9,000	$7,159	$73,308

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Buildings and structures	Machinery and transport equipment	Land	Construction in progress	Others	Total
	(U.S. dollars in thousands)
Cost
January 1, 2013	$57,598	$86,727	$2,962	$9,906	$24,720	$181,913
Additions	1,109	7,719	—	4,818	1,245	14,891
Disposals	(1,176)	(3,098)	—	(78)	(592)	(4,944)
Currency translation effects and other	5,097	(4,135)	(14)	(7,378)	(886)	(7,316)

December 31, 2013	$62,628	$87,213	$2,948	$7,268	$24,487	$184,544

Accumulated depreciation and impairments
January 1, 2013	$(34,517)	$(55,621)	$—	$(906)	$(17,561)	$(108,605)
Depreciation charges	(2,145)	(6,169)	—	—	(1,415)	(9,729)
Impairment losses	—	(37)	—	—	(127)	(164)
Disposals	563	2,176	—	—	536	3,275
Currency translation effects and other	(507)	3,068	—	—	193	2,754

December 31, 2013	$(36,606)	$(56,583)	$—	$(906)	$(18,374)	$(112,469)

Net carrying amount as of December 31, 2013	$26,022	$30,630	$2,948	$6,362	$6,113	$72,075

15. Goodwill and Intangible Assets

Movements in goodwill and intangible assets were as follows:

	Goodwill	Product registration rights	Software and others	Total
	(U.S. dollars in thousands)
Cost
January 1, 2012	$929,702	$1,310,201	$159,447	$2,399,350
Additions—internal development	—	38,980	14,088	53,068
Currency translation effects and other	(101,766)	(107,328)	(3,165)	(212,259)

December 31, 2012	$827,936	$1,241,853	$170,370	$2,240,159

Accumulated amortization and impairments
January 1, 2012	$—	$(538,939)	$(58,158)	$(597,097)
Amortization charge	—	(53,591)	(11,076)	(64,667)
Impairment losses	(26,814)	(24,874)	(1,685)	(53,373)
Currency translation effects and other	893	30,100	1,471	32,464

December 31, 2012	$(25,921)	$(587,304)	$(69,448)	$(682,673)

Net carrying amount as of December 31, 2012	$802,015	$654,549	$100,922	$1,557,486

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Goodwill	Product registration rights	Software and others	Total
	(U.S. dollars in thousands)
Cost
January 1, 2013	$827,936	$1,241,853	$170,370	$2,240,159
Additions—internal development	—	10,188	12,699	22,887
Currency translation effects and other	(140,024)	(140,780)	(10,841)	(291,645)

December 31, 2013	$687,912	$1,111,261	$172,228	$1,971,401

Accumulated amortization and impairments
January 1, 2013	$(25,921)	$(587,304)	$(69,448)	$(682,673)
Amortization charges	—	(47,570)	(9,388)	(56,958)
Impairment losses	—	(47,752)	(1,166)	(48,918)
Currency translation effects and other	583	53,209	1,309	55,101

December 31, 2013	$(25,338)	$(629,417)	$(78,693)	$(733,448)

Net carrying amount as of December 31, 2013	$662,574	$481,844	$93,535	$1,237,953

In addition, total research and development expenditure of $8.9 million for the year ended December 31, 2013 (2012: $11.0 million) is primarily for the registration costs required to maintain existing crop protection patents and for new product development. These costs are not eligible for capitalization and are recognized in Selling, General and Administrative expense in the accompanying Consolidated Income Statement.

Product registration rights include registrations for active ingredient registration in various jurisdictions. As of December 31, 2011, the largest product registration right had a carrying value of $218.5 million and a remaining life of 15 years. As of December 31, 2012, the largest product registration right had a carrying value of $183.0 million and a remaining life of 14 years. As of December 31, 2013, the largest product registration right had a carrying value of $142.2 million and a remaining life of 13 years.

Impairment of Goodwill

The Group performs an impairment test of goodwill annually, as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed at the lowest level at which goodwill is monitored for internal management purposes and may represent a single CGU or a group of CGUs.

As of January 1, 2012, the goodwill from the acquisition of the Group by the Permira Funds represents substantially all of the goodwill, with the exception of $25.7 million recorded as part of the acquisition of its business in Russia, which was completely impaired during 2012 (see note 4). As of January 1, 2012, goodwill was allocated to the following seven CGUs which represented the operating segments of the Group at that time: Latin America; North America; Japan and North Asia; Europe; Africa and Middle East; China and South Asia; and Life Sciences. As of December 31, 2012 and 2013, goodwill was monitored on the basis of the seven CGUs and accordingly, impairment testing was carried out at that level. In 2013, the Group reorganized its operating segments, but continued to monitor its goodwill using the CGUs described above as these CGUs continue to represent the lowest level of cash flows at which goodwill is monitored for internal management purposes.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill has been allocated to the CGUs as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Latin America	$226,546	$350,226	$271,060
North America	299,755	162,123	170,631
Japan and North Asia	140,921	97,987	70,997
Europe	91,309	73,175	56,276
Africa and Middle East	49,607	41,485	33,798
China and South Asia	37,163	27,238	24,601
Life Sciences	58,699	49,781	35,211

Total	$904,000	$802,015	$662,574

The recoverable amount of a CGU or group of CGUs is the higher of its value in use and fair value less costs of disposal. The recoverable amounts are determined based on value in use of the relevant CGU or group of CGUs to which the goodwill is allocated. For the purpose of estimating the value in use, the Group used its existing forecasts of pre-tax cash flows, which cover a period of up to the next five years, and then the terminal value was estimated. The main assumptions used include management’s forecasted pre-tax cash flows, terminal growth rate, and discount rate for the relevant CGU. The terminal growth rate used considers country specific conditions and does not exceed the average long-term growth rate of the industry in which the CGU or group of CGUs operate. Pre-tax discount rates used are determined based on comparable companies of the relevant CGU or group of CGUs, market interest rates, and other factors.

These assumptions were management’s best estimates completed as part of its routine financial planning process, which obtains forecasts from each business unit and involves a comprehensive review of all relevant inputs and estimates. These forecasts considered past experiences, actual operating results, and external market information and were approved by the board of directors when these forecasts were completed. These assumptions can be subject to significant adjustment from factors such as macroeconomic factors impacting the general market, financial performance of new product registrations, and the Group’s ability to maintain or grow market share in primary markets.

As part of Group’s initial adoption of IFRS, the Group elected the exemptions for business combinations, resulting in most of the Group’s goodwill being denominated in Japanese Yen. The cash flows from the CGUs or Groups of CGUs are denominated in various currencies, primarily the Brazilian Real (“BRL”), the USD, the Euro and the Japanese Yen. Accordingly, the impairment tests are impacted by and are sensitive to exchange rate movements between the local currencies and the Japanese Yen. As of December 31, 2013, no additional impairment would arise unless the Japanese Yen was to appreciate by at least 21%, as compared to any of the currencies in which the cash flows of the CGUs are denominated.

Significant assumptions used in the calculation of value in use were as follows:

CGU	January 1, 2012		December 31, 2012		December 31, 2013
	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate
Latin America	4.8%	19.7%	4.5%	18.9%	4.6%	18.9%
North America	1.9%	13.2%	2.1%	12.7%	2.1%	12.2%
Japan and North Asia	0.5%	11.9%	0.7%	12.6%	1.4%	12.7%
Europe	4.5%	15.7%	3.0%	14.4%	2.7%	14.7%
Africa and Middle East	4.8%	21.0%	5.0%	21.5%	6.0%	22.6%
China and South Asia	4.2%	19.1%	6.3%	21.4%	4.8%	20.3%
Life Sciences	0.6%	11.3%	0.9%	12.0%	1.6%	13.6%

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group recorded an impairment charge of $251.7 million on January 1, 2012, the transition date to IFRS. The impairment charge was recorded within retained earnings in the Consolidated Balance Sheet and allocated by operating segment to North America, Japan and Central/Eastern Europe and Africa and Western Europe as $88.1 million $55.2 million, and $108.4 million, respectively.

In 2012, the Group recorded an impairment charge of $25.7 million associated with the discontinued operations of its Russian-based business, and the amount was included in Income (loss) after tax from discontinued operations in the accompanying Consolidated Income Statement.

At December 31, 2013 significant headroom exists in all CGUs and in aggregate values in use of the CGUs were approximately 80% greater than their aggregate carrying values. Based on the sensitivity analysis performed, a 20% change in each significant assumption would not cause the carrying value of any CGU to materially exceed its recoverable amount.

Impairment of Intangible Assets

The Group assesses whether there are impairment indicators for intangible assets at each annual reporting date. If impairment indicators are present, recoverable amounts for such assets are calculated and impairment losses are assessed. The recoverable amounts are determined based on the value in use of the intangible assets.

The Group reviewed each product registration right as of January 1, 2012, the date of transition to IFRS, as well as December 31, 2012 and 2013 for indicators of impairment and determined that various product registration rights should be tested for impairment at each of the respective dates. Assumptions used in the calculation of recoverable amounts for the various product rights varied by product registration right. A summary of the significant assumptions used are as follows:

Product registration rights	Terminal growth rate	Pre-tax discount rate
January 1, 2012	1.9%–3.7%	11.7%–14.9%
December 31, 2012	3.2%–3.4%	14.3%–15.9%
December 31, 2013	2.8%–4.6%	13.8%–17.1%

These assumptions used in testing the intangible assets for impairment were management’s best estimates and were completed as part of its routine financial planning process, which is described above.

As part of the group’s initial adoption of IFRS, the group elected certain exemptions for business combinations resulting in their intangible assets being denominated in Japanese Yen. The cash flows from the CGUs are denominated in the local currencies, primarily Brazilian Real, USD, Euro and Japanese Yen. Accordingly, the impairment tests are impacted by and sensitive to exchange rate movements between the local currencies and the Japanese Yen.

The Group used the relief-from-royalty method to estimate the future cash flows generated by ownership of the underlying product registration as opposed to leasing it from a third party, as an approximation of value in use. Based on its analysis, the Group determined that the carrying value of certain product registration rights were in excess of their recoverable amounts and recorded impairment losses, in respect of continuing operations, of $218.0 million, $3.8 million and $47.8 million on January 1, 2012, December 31, 2012 and December 31, 2013, respectively. The impairment losses were generally due to either lower expectations for the overall profitability or the expected discontinuation of the underlying product. The impairment recorded on January 1, 2012 was allocated to Latin America, North America, Japan and Central/Eastern Europe, Africa and Western Europe, and China and South Asia as $20.1 million, $153.1 million, $13.2 million, $31.2 million, $0.4 million, respectively. The impairments of intangible assets recorded in 2013 were allocated to Latin America, North America, Japan and Central/Eastern Europe, Africa and Western Europe, and China and South Asia as $27.3 million, $3.3 million, $8.8 million, $7.0 million, $1.4

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million, respectively. The charges recorded for the year ended December 31, 2013 are recorded within Other Operating Expense in the Consolidated Income Statement.

During the year ended December 31, 2012, the Group recorded a gain of $5.1 million on the partial reversal of an impairment loss recorded as of January 1, 2012 as the Group’s forecast determined increased opportunities for the underlying product, which was recorded within Other Operating Income in the Consolidated Income Statement. This reversal was allocated to the Latin American operating segment.

In the year ended December 31, 2012, apart from the impairment review described above, the Group recorded an impairment of $32.8 million associated with intangible assets and related property, plant and equipment resulting from its decision to discontinue its Midas business. See note 4.

The Group did not perform impairment tests of product registration rights where there were no indicators of impairment.

16. Financial Assets

Financial assets were as follows:

As of January 1, 2012

	Financial assets at FVTPL	Loans and receivables	Available-for-sale financial assets	Total
	(U.S. dollars in thousands)
Loan receivables	$—	$2,377	$—	$2,377
Interest receivables	—	337	—	337
Derivative assets	2,055	—	—	2,055

Current financial assets	$2,055	$2,714	$—	$4,769

Equity investments	$—	$—	$13,501	$13,501
Long-term loan receivables	—	5,519	—	5,519
Long-term derivative assets	42,715	—	—	42,715
Others	—	3,664	—	3,664

Non-current financial assets	$42,715	$9,183	$13,501	$65,399

As of December 31, 2012

	Financial assets at FVTPL	Loans and receivables	Available-for-sale financial assets	Total
	(U.S. dollars in thousands)
Loan receivables	$—	$635	$—	$635
Interest receivables	—	274	—	274
Derivative assets	2,045	—	—	2,045

Current financial assets	$2,045	$909	$—	$2,954

Equity investments	$—	$—	$15,289	$15,289
Long-term loan receivables	—	5,363	—	5,363
Long-term derivative assets	3,671	—	—	3,671
Others	—	1,109	—	1,109

Non-current financial assets	$3,671	$6,472	$15,289	$25,432

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2013

	Financial assets at FVTPL	Loans and receivables	Available-for-sale financial assets	Derivative hedging instruments	Total
	(U.S. dollars in thousands)
Loan receivables	$—	$695	$—	$—	$695
Interest receivables	—	256	—	—	256
Derivative assets	2,554	—	—	845	3,399

Current financial assets	$2,554	$951	$—	$845	$4,350

Equity investments	$—	$—	$14,886	$—	$14,886
Long-term loan receivables	—	1,526	—	—	1,526
Long-term derivative assets	—	—	—	6,466	6,466
Others	—	1,923	—	—	1,923

Non-current financial assets	$—	$3,449	$14,886	$6,466	$24,801

17. Trade and Other Payables

Trade and other payables were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Notes payable	$8,657	$6,636	$9,475
Accounts payable	351,342	368,271	354,789
Income tax and other taxes payable	31,108	28,047	32,272

Total trade and other payables	$391,107	$402,954	$396,536

Trade and other payables are categorized as financial liabilities measured at amortized cost.

18. Other Liabilities

Other liabilities were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Payroll accruals	$27,887	$27,824	$28,862
Rebate accruals	80,321	91,906	78,415
Other accruals(*)	39,216	36,741	54,429

Total other current liabilities	$147,424	$156,471	$161,706

Retirement benefits	$10,121	$9,952	$8,624
Held-for-sale liabilities	—	—	4,152
Other long-term liabilities(*)	57,067	48,519	44,906

Total other non-current liabilities	$67,188	$58,471	$57,682

(*)

Included in other accruals and other long-term liabilities are amounts resulting from the Group’s election to participate in a corporate tax settlement program established by Brazilian tax authorities, introduced by Decree No. 58.811/2012, during 2013. This program allows Brazilian federal tax obligations to be paid in predefined installments. In May 2013, the Group agreed to pay $13.2 million (BRL 26.4 million). The Group paid $1.7 million (BRL 4.1 million) initially and will pay the remaining amount over 120 monthly installments. As of December 31, 2013, the balance was $10.8 million (BRL 25.5 million).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2009, the Group elected to participate in another corporate tax settlement program established by Brazilian tax authorities, introduced by Law No.11,941/09 and Provisional Executive Order (MP) 470/09. Under these Programs, the Group agreed to pay $43.7 million (BRL 72.0 million) in 180 monthly installments. As of January 1, 2012, December 31, 2012 and December 31, 2013, the balance was $44.0 million (BRL 82.0 million), $38.8 million (BRL 79.6 million) and $32.5 million (BRL 76.9 million) respectively.

19. Debt and Other Financial Liabilities

Debt and other financial liabilities were as follows:

As of January 1, 2012

Debt is as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Short-term debt	$97,697	$60,772	$6,294
Current portion of long-term debt	98,842	89,045	11,500

Total short-term debt	$196,539	$149,817	$17,794

Long-term debt	$1,610,850	$1,416,884	$1,589,649

Total debt	$1,807,389	$1,566,701	$1,607,443

All debt is categorized as a financial liability and measured at amortized cost.

As of January 1, 2012 and December 31, 2012, the Group had debt under a syndicate of various financial institutions consisting of both variable and fixed rate (the “Syndicate Loans”).

	Interest rates	January 1, 2012		December 31, 2012
		Nominal amount	Carrying amount	Nominal amount	Carrying amount
		(U.S. dollars in thousands)
Variable	LIBOR +2.25-2.75%	$1,411,774	$1,379,157	$1,157,594	$1,137,036
Fixed	14%	435,631	428,232	435,178	429,665

Total		$1,847,405	$1,807,389	$1,592,772	$1,566,701

The Syndicate Loans were denominated in multiple currencies including Japanese Yen, USD, Euro and other currencies and totaled $1.1 billion, $261.7 million, $146.1 million and, $14.9 million as of December 31, 2012. The Syndicate Loans matured on various dates from March 2015, but were fully repaid from the proceeds of the loans raised during the year ended December 31, 2013. The Syndicate Loans required the Group to maintain compliance with certain covenants, in the normal course of business including maintaining certain earnings to debt ratios, among others. As of December 31, 2012, the Group was in compliance with all such covenants. As of December 31, 2013, there were no amounts outstanding under these loans. The nominal interest rates applied for each loan as of January 1, 2012 and December 31, 2012, were stated in the “Interest rate” column, which were different from the effective interest rates.

In May 2013, the Group borrowed $1.64 billion under its First and Second Lien Credit and Guaranty Agreements (collectively its “First and Second Lien Term Loans”). The term loan under the Group’s First Lien Credit Facility of $1.15 billion (the “First Lien Term Loan”) was issued at discount to par at a price of 99.5% at LIBOR plus 3.5%, due May 2020, and the term loan under the Second Lien Credit Facility of $490.0 million (the “Second Lien Term Loan”) was issued at discount to par at a price of 99.0% at LIBOR plus 7.0%, due November 2020. The interest rates on the First and Second Lien Term Loans have minimum LIBOR rates of 1% and 1.25%, respectively. As of December 31, 2013, the interest rates were 4.5% and 8.25%, respectively. Additionally, a

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revolving credit facility (“the Revolving Credit Facility”) with a capacity to borrow loans totaling $150.0 million was made available to the Group. The Group used the proceeds from the issuance of the First and Second Lien Term Loans primarily to repay loans existing at that time, as well as to fund general corporate purposes. As of December 31, 2013, the carrying amount of the First and Second Lien Term Loans were $1.1 billion and $478.4 million, respectively.

The First and Second Lien Term Loans require the Group to maintain compliance with certain covenants, including restrictions on dividend payments and the incurrence of additional debt. As of December 31, 2013, the Group was in compliance with all such covenants. Utilization of the Revolving Credit Facility would result in an additional financial covenant to maintain a specific net first lien debt-to-EBITDA ratio. To date the Revolving Credit Facility has not been utilized.

As disclosed in Note 23, the Group used interest rate swaps to mitigate interest rate risk in connection with its First and Second Lien Term Loans in 2013 and certain portion of its Syndicate Loans in 2012.

Loan commitments

Total commitment line and drawdown were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Total commitment line	$260,020	$230,600	$150,000
Drawdown	92,307	46,120	—

Available for drawdown	$167,713	$184,480	$150,000

Other financial liabilities were as follows:

As of January 1, 2012

	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	(U.S. dollars in thousands)
Interest payable	$—	$57,571	$57,571
Derivative liabilities	1,495	—	1,495
Factoring and other financial liabilities	—	38,038	38,038

Total other current financial liabilities	$1,495	$95,609	$97,104

Derivative liabilities	12,633	—	12,633
Other long-term financial liabilities	—	952	952

Total other non-current financial liabilities	$12,633	$952	$13,585

As of December 31, 2012

	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	(U.S. dollars in thousands)
Interest payable	$—	$63,013	$63,013
Derivative liabilities	2,039	—	2,039
Factoring and other financial liabilities	—	80,118	80,118

Total other current financial liabilities	$2,039	$143,131	$145,170

Derivative liabilities	5,054	—	5,054
Other non-current financial liabilities	—	706	706

Total other non-current financial liabilities	$5,054	$706	$5,760

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2013

	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative hedging instruments	Total
	(U.S. dollars in thousands)
Interest payable	$—	$9,500	$—	$9,500
Derivative liabilities	2,619	—	5,885	8,504
Factoring and other financial liabilities	—	97,846	—	97,846

Total other current financial liabilities	$2,619	$107,346	$5,885	$115,850

Derivative liabilities	—	—	73	73
Other non-current financial liabilities	—	297	—	297

Total other non-current financial liabilities	$—	$297	$73	$370

20. Issued Capital and Reserves

	January 1, 2012	December 31, 2012	December 31, 2013
Ordinary shares issued and outstanding and fully paid with a par value of €1.00	1	1	1

Authorized shares with a par value of €1.00	100	100	100

Other Equity

(U.S. dollars in thousands)
January 1, 2012	$985,839
Capital contributions	79,940

December 31, 2012	1,065,779

December 31, 2013	$1,065,779

As of January 1, 2012, other equity consisted of $483.2 million of capital contributions from the Company’s immediate parent company, Nalozo S.á.r.l (“Nalozo”), which is ultimately controlled by the Permira Funds, and $502.6 million of convertible loans from Nalozo issued in various tranches, each of which having substantially identical terms. The convertible loans could have been settled at the Group’s option by delivering cash, by issuing shares or through other means and totaled $502.6 million and $582.5 million, as of January 1, 2012 and December 31, 2012, respectively. On May 24, 2013, Nalozo exchanged the convertible loans for an unconditional capital contribution for $582.5 million, which had no impact on the classification within the Consolidated Balance Sheet. The capital contribution was not made in return for any share capital nor for any additional rights.

Capital Structure Management

The aim of capital structure management is to maintain the financial flexibility needed to meet the liquidity and capital requirements of the Group’s growing businesses and to take advantage of strategic opportunities, primarily acquisitions, as they arise. The Group defines capital as its current and non-current debt along with its issued capital and other equity. The objectives of the Group’s financing policy are to secure liquidity, limit financial risks and optimize the cost of capital by means of an appropriate capital structure.

In May 2013, the Group borrowed $1.15 billion under the First Lien Term Loan at LIBOR plus 3.5% and $490.0 million under the Second Lien Term Loan at LIBOR plus 7.0%. The Group also has a Revolving Credit Facility with a capacity to borrow $150.0 million. The Group used the

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proceeds from the issuance of the First and Second Lien Term Loans primarily to repay existing debt as well as to fund general corporate purposes.

The Group maintains credit grade ratings from external rating agencies to ensure it has access to capital markets to avail of strategic opportunities as they arise. Subsequent to year-end, the Group raised an additional $175.0 million debt, the proceeds of which were used primarily to pursue certain opportunities including the acquisition of the Laboratoires Goëmar group, a global manufacturer and supplier of biostimulants, biocontrol and innovative nutrition products.

As part of the Group’s interest rate risk management, as disclosed in note 23, the Group uses various derivative instruments including interest rate swaps to mitigate interest rate risk in connection with its First and Second Lien Term Loans.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Transactions and Agreements with Related Parties

The Company’s parent and all of its significant subsidiary undertakings are listed below.

Relationship	Company name	Location	Equity Interest
			January 1, 2012		December 31, 2012		December 31, 2013
Parent	Nalozo S.à r.l.(1)	Luxembourg	100.00	%(2)	100.00	%(2)	100.00	%(2)
Subsidiaries	Arysta LifeScience Corporation	Tokyo/Japan	100.00%		100.00%		100.00%
	Arysta LifeScience U.K. USD Limited	London/U.K.	—		—		100.00%
	Arysta LifeScience Vietnam Co., Ltd.	Ho Chi Minh/Vietnam	100.00%		100.00%		100.00%
	Arysta LifeScience North America LLC.	North Carolina/USA	100.00%		100.00%		100.00%
	Arysta LifeScience Canada, Inc.	Vancouver/British Columbia	100.00%		100.00%		100.00%
	Arysta LifeScience Mexico S.A.de C.V	Distrito Federal/Mexico	100.00%		100.00%		100.00%
	Arysta LifeScience SPC, LLC	Delaware/USA	—		—		100.00%
	Arysta LifeScience (Mauritius) Limited	Ebene/Mauritius	100.00%		100.00%		100.00%
	Arysta LifeScience South Africa (Pty) Limited	La Lucia/South Africa	100.00%		100.00%		100.00%
	Volcano Agroscience (Pty) Ltd.	La Lucia/South Africa	100.00%		100.00%		100.00%
	Arysta LifeScience Asia Pte. Ltd.	Singapore	100.00%		100.00%		100.00%
	Arysta LifeScience (Shanghai) Co. Ltd.	Shanghai/China	100.00%		100.00%		100.00%
	Devidayal (Sales) Ltd.	Gujarat/India	100.00%		100.00%		100.00%
	Arysta LifeScience S.A.S.	Nogueres/France	100.00%		100.00%		100.00%
	Arysta LifeScience do Brasil Industria Química e Agropecuária Ltda.	São Paulo/Brazil	84.82%		84.82%		84.82%
	Arysta LifeScience Chile S.A.	Santiago/Chile	100.00%		100.00%		100.00%
	Grupo Bioquimico Mexicano, S.A. de C.V.	Saltillo/Mexico	100.00%		100.00%		100.00%
	Arysta LifeScience Colombia S.A.	Bogota/Colombia	90.02%		90.02%		90.02%
	Arysta LifeScience Argentina S.A.	Buenos Aires/Argentina	100.00%		100.00%		100.00%
	Arysta Health & Nutrition Sciences Corp.	Tokyo/Japan	100.00%		100.00%		100.00%
	Arysta LifeScience America Inc.	New York/USA	100.00%		100.00%		100.00%
	Arysta LifeScience Europe S.A.S.	Villebon sur Yvette/France	100.00%		100.00%		100.00%
	Arysta LifeScience Paraguay S.R.L.	Asuncion/Paraguay	66.67%		66.67%		66.67%

(1)	The ultimate controlling parties are Permira IV L.P. 1, Permira IV L.P. 2, Permira Investments Limited and P4 Co-Investment L.P. (collectively “Permira Funds”), see note 1.

(2)	Represents Nazolo’s investment in the Company.

In addition to the above, the financial statements of 93 subsidiaries are included in the consolidated financial statements as of and for the year ended December 31, 2013.

The Group’s subsidiaries based in the United Kingdom are registered at the Companies House, an executive agency of the Department for Business, Innovation and Skills (BIS) (the “Companies House”). The Group has availed itself of the exemption under section 479A of the Companies Act 2006 (the “Companies Act”) allowing it to file unaudited individual financial statements for Arysta LifeScience Global Limited (08544740), Arysta LifeScience U.K. Limited (06753741), Arysta LifeScience U.K. Holdings Limited (08532536), Arysta LifeScience U.K. USD Limited (08536902), Arysta LifeScience U.K. EUR Limited (08536900), Arysta LifeScience U.K. JPY Limited (08536901) and Arysta LifeScience U.K. CAD Limited (08536897).

The Group has availed itself of the exemption, under section 394A of the Companies Act, from the general requirement to file individual financial statements with the Companies House for Arysta LifeScience BRL Limited (08672867) and Arysta LifeScience UK USD-2 Limited (08672903).

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Compensation

	Years ended December 31,
	2012	2013
	(U.S. dollars in thousands)
Short-term employee benefits	$9,603	$9,012
Post-employment pension and medical benefits	254	235

Total	$9,857	$9,247

Transactions with Controlling Party

The Group offers a Management Executive Plan for its senior employees (the “MEP Plan”) that grants units (the “units”) in Nalozo MIV L.P., an entity which owns approximately 24% of Nalozo S.à.r.l., the Company’s immediate parent. The units do not represent a significant portion of the equity of the Group and substantially all of the units were granted prior to January 1, 2012.

Under the terms of the MEP Plan, the units generally vest ratably over five years. The units’ value depends on achieving certain contingencies including but not limited to, an initial public offering or other share sale that exceeds a minimum valuation target. As required by IFRS 2, Share-based Payments, the units are treated as equity-settled share based payments in the Group’s financial statements as the obligation to settle the units, in cash, when the vesting criteria are met resides with entities controlled by the Permira Funds. The valuation of the units at the grant date, net of the initial investment by the participants were determined to be insignificant.

The Group has a consulting agreement with the Permira Funds for management support services. The Group has remitted $2.0 million for the year ended December 31, 2013 (2012: $2.0 million). There were no amounts outstanding as of December 31, 2012 and 2013.

During the year ended December 31, 2012, the Group received capital contributions from its immediate parent company, Nalozo, which is ultimately controlled by the Permira Funds of $79.9 million. As of December 31, 2013, the Group had received capital contributions of $1.1 billion since being acquired by the Permira Funds in 2008. See note 20.

22. Commitments and Contingencies

Operating Leases

Fixed-term, non-cancellable operating lease commitments totaled $16.8 million as of December 31, 2013, (2012: $17.0 million) of which $5.9 million was due within one year (2012: $5.8 million), and $10.8 million was due within one and five years (2012: $11.0 million) and $0.1 million thereafter (2012: $0.2 million). Operating lease payments relate to leases of buildings and office equipment.

Purchase Commitments

The Group had non-cancelable purchase commitments of $12.5 million of which $3.3 million was due within one year, $9.2 million was due within one to five years. Purchase commitments are generally purchase agreements on inventory related goods that are enforceable and legally binding on the Group and that specify all significant terms, including fixed or minimum quantities to be purchased and the approximate timing of the transaction. Purchase commitments exclude agreements that are cancellable without penalty. Purchase obligations also exclude open purchase orders that are routine arrangements entered into in the ordinary course of business, as they are difficult to quantify in a meaningful way.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent Liabilities

In the ordinary course of business, the Group is subject to litigation risks and legal claims that arise for which outcomes are not yet known. These risks and legal claims were not expected to result in any material expense as of December 31, 2012 and 2013.

23. Financial Instruments

Financial Risk Management Objectives and Policies

Policy for Financial Risk Management

The Group operates a financial risk management framework, approved by the Board of Directors. This framework provides guidance over all treasury and finance related matters, and is supported by delegated authority guidelines and other procedures in place across the Group. The Group monitors financial risk with a goal of limiting fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases.

The Group raises funds to fund acquisitions and capital investment and other corporate needs, mainly through debt from financial institutions and banks. The Group limits its fund management only to short-term deposits and uses derivatives for the purpose of reducing the fluctuation risk relating to foreign currency exchange rates and interest rates, and does not enter into derivative transactions for speculative purposes.

Details of Financial Instruments and Related Risks

The Group is exposed to credit risk in relation to customers in respect of notes receivable and trade receivables. Notes receivable and trade receivables denominated in foreign currencies, which arise from the Group’s global operations, are exposed to exchange rate fluctuation risk.

Notes payable and accounts payable have a range of payment due dates and are generally due within one year. Those denominated in foreign currencies are exposed to foreign currency exchange risk. Short-term debt is taken out principally for the purpose of operating activities. The Group’s long- term debt is mainly utilized for business combinations and capital investment. Certain agreements relating to short-term debt, current portion of long-term debt and long-term debt include financial covenants as disclosed in Note 19.

The Group enters into forward foreign currency exchange contracts and currency option contracts to hedge the market risk of adverse fluctuations in foreign currency exchange rates inherent in holding foreign currency denominated assets and liabilities. The Group has employed various techniques to manage its interest rate risks and has entered into interest rate swap contracts and interest cap contracts to reduce the interest rate fluctuation risk of debt.

Risk Management of Financial Instruments

The Group conducts business activities with counterparties around the world, and thus is subject to the effects of credit risk, liquidity risk, and market risk (the risk arising from fluctuations in foreign currency exchange rates, interest rates, and others) described below. Financial instruments are, however, well diversified in the counterparties’ geographical locations, avoiding particular concentration of these risks. The Group evaluates these risks through monitoring on a regular basis.

Credit Risk

1) Overview of Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Financial assets held by the Group are

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mainly trade receivables. These are exposed to credit risk associated with respective customers or counterparties.

2) Management of Credit Risk

In accordance with the internal regulations, the Group periodically monitors due dates and outstanding balances of each customer. Customer credit risk is managed by each entity subject to the Group’s established policies, procedures and controls relating to customer credit risk management. In addition, the Group attempts to identify and mitigate the risk of bad debts from customers in financial difficulty.

3) Exposure to Credit Risk

The exposure after provision, as detailed in the table below, represents the maximum exposure to credit risk without taking into account the collateral held or any other credit enhancements. In certain instances the Group obtains collateral and other security for its trade receivables to limit is credit exposure. As of January 1, 2012, December 31, 2012 and December 31, 2013, the Group had $43.9 million, $49.3 million, and $54.2 million of collateral.

As of January 1, 2012

	Classification by creditworthiness
	Not impaired		Impaired assets	Total exposure	Provision for doubtful accounts	Exposure after provision
	Assets not past due	Assets past due
	(U.S. dollars in thousands)
Trade receivables	$482,481	$107,572	$109,456	$699,509	$(81,509)	$618,000
Notes receivables	18,556	—	—	18,556	—	18,556
Short-term deposits	7,246	—	—	7,246	—	7,246
Loan receivables	5,287	2,609	—	7,896	—	7,896
Derivative assets	44,770	—	—	44,770	—	44,770
Interest receivables	27	310	—	337	—	337
Other financial assets	3,664	—	—	3,664	—	3,664

Total	$562,031	$110,491	$109,456	$781,978	$(81,509)	$700,469

As of December 31, 2012

	Classification by creditworthiness
	Not impaired		Impaired assets	Total exposure	Provision for doubtful accounts	Exposure after provision
	Assets not past due	Assets past due
	(U.S. dollars in thousands)
Trade receivables	$590,291	$83,819	$96,098	$770,208	$(83,255)	$686,953
Notes receivables	11,142	—	—	11,142	—	11,142
Short-term deposits	1,048	—	—	1,048	—	1,048
Loan receivables	1,547	4,451	—	5,998	—	5,998
Derivative assets	5,716	—	—	5,716	—	5,716
Interest receivables	32	242	—	274	—	274
Other financial assets	1,109	—	—	1,109	—	1,109

Total	$610,885	$88,512	$96,098	$795,495	$(83,255)	$712,240

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2013

	Classification by creditworthiness
	Not impaired		Impaired assets	Total exposure	Provision for doubtful accounts	Exposure after provision
	Assets not past due	Assets past due
	(U.S. dollars in thousands)
Trade receivables	$547,451	$103,651	$91,622	$742,724	$(66,578)	$676,146
Notes receivables	16,013	—	—	16,013	—	16,013
Short-term deposits	11,938	—	—	11,938	—	11,938
Loan receivables	852	1,369	—	2,221	—	2,221
Derivative assets	9,865	—	—	9,865	—	9,865
Interest receivables	4	252	—	256	—	256
Other financial assets	1,923	—	—	1,923	—	1,923

Total	$588,046	$105,272	$91,622	$784,940	$(66,578)	$718,362

Aging Analysis of Past Due but not Impaired Financial Assets

In this aging analysis, amounts of financial assets for which the payment is overdue or the payment has not been made since the contractual due dates are stated by length of overdue period from due dates to the end of the year. The financial assets below have collective impairment provisions set aside to cover estimated credit losses.

The ages of financial assets as of January 1, 2012, December 31, 2012 and December 31, 2013 that were past due, but not impaired, were as follows:

As of January 1, 2012

	Amounts past due
	Up to 3 months	3 to 6 months	6 to 12 months	More than 1 year
	(U.S. dollars in thousands)
Trade receivables	$64,876	$12,249	$15,652	$14,795
Long-term loan receivables	26	16	43	2,524
Interest receivables	—	2	1	307

Total	$64,902	$12,267	$15,696	$17,626

As of December 31, 2012

	Amounts past due
	Up to 3 months	3 to 6 months	6 to 12 months	More than 1 year
	(U.S. dollars in thousands)
Trade receivables	$46,451	$15,862	$6,832	$14,674
Long-term loan receivables	16	7	36	4,392
Interest receivables	—	—	—	242

Total	$46,467	$15,869	$6,868	$19,308

As of December 31, 2013

	Amounts past due
	Up to 3 months	3 to 6 months	6 to 12 months	More than 1 year
	(U.S. dollars in thousands)
Trade receivables	$50,983	$16,985	$12,428	$23,255
Long-term loan receivables	25	—	81	1,263
Interest receivables	—	—	—	252

Total	$51,008	$16,985	$12,509	$24,770

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity Risk

1) Outline of Liquidity Risk

Liquidity risk arises from the difficulty in raising funds to meet payment obligations when they fall due. The Group’s primary liquidity risk arises from the future repayment of its debt.

2) Management of Liquidity Risk

Based on the Group’s internal regulations, the persons responsible for cash flow management consistently monitor the Group’s cash flow status, prepare and update the Group’s financial plans on a timely basis and ensure stable liquidity in order to manage liquidity risk.

3) Exposure to Liquidity Risk

The table below summarizes the maturity profile for the Group’s financial liabilities based on the contractual undiscounted payments.

As of January 1, 2012

	Amounts due
	1 year or less	From 1 to 5 years	Total
	(U.S. dollars in thousands)
Debt	$196,539	$1,650,866	$1,847,405
Notes payable	8,657	—	8,657
Accounts payable	351,342	—	351,342
Interest payable	57,571	—	57,571
Derivative liabilities	1,495	12,633	14,128

Total	$615,604	$1,663,499	$2,279,103

As of December 31, 2012

	Amounts due
	1 year or less	From 1 to 5 years	Total
	(U.S. dollars in thousands)
Debt	$149,816	$1,442,956	$1,592,772
Notes payable	6,636	—	6,636
Accounts payable	368,271	—	368,271
Interest payable	63,013	—	63,013
Derivative liabilities	2,039	5,054	7,093

Total	$589,775	$1,448,010	$2,037,785

As of December 31, 2013

	Amounts due
	1 year or less	From 1 to 5 years	From 5 to 10 years	Total
	(U.S. dollars in thousands)
Debt	$17,794	$46,097	$1,576,750	$1,640,641
Notes payable	9,475	—	—	9,475
Accounts payable	354,789	—	—	354,789
Interest payable	9,500	—	—	9,500
Derivative liabilities	8,504	73	—	8,577

Total	$400,062	$46,170	$1,576,750	$2,022,982

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Market Risk

1) Outline of Market Risk

The Group’s activities are exposed mainly to risks associated with changes in economic environments and financial market environments. Risks associated with changes in financial market environments are specifically: 1) foreign currency exchange rate risk, and 2) interest rate risk.

Foreign currency exchange rate risk from financial instruments results from the translation at the closing rate of trade receivables, trade payables and other financial instruments denominated in foreign currencies into the functional currency of the respective subsidiaries.

Interest rate risk results from changes in prevailing market interest rates, which can cause a change in the interest payments of floating rate financial instruments.

2) Management of Market Risk

In order to reduce the foreign currency exchange rate risk arising from trade receivables, trade payables and other financial instruments denominated in foreign currencies, the Group enters into forward foreign exchange contracts and currency option contracts. The Group uses various methods for managing its market risk and has entered into interest rate swap contracts and interest cap contracts to reduce interest rate risk of debt.

In conducting and managing derivative transactions, the Group enters into derivative transactions in accordance with internal policies, which set authorization levels and limits on transaction volumes.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency exchange rates. The Group conducts transactions in a variety of currencies and is subject to the effects of exchange rate risks associated with business activities conducted in foreign currencies. In order to hedge the risks associated with business activities, such as the risk of changes in cash flows of foreign currency denominated trade receivables and payables, the Group enters into forward foreign exchange contracts, currency swap contracts to mitigate these risks associated with exchange rate fluctuations.

Sensitivity Analysis of Foreign Currency Exchange Rate Risk

The Group’s sales are denominated in various currencies, primarily U.S. dollars, Japanese Yen, Euro and Brazilian Real. Consequently, sales are impacted by the various currency movements when compared to the U.S. dollar. Operating income is generally negatively impacted by a stronger U.S. dollar as reductions in U.S. dollar-reported sales are not offset completely by costs denominated in local currencies, as a significant portion of the Group’s purchases are in U.S. dollars.

A 10% appreciation of the U.S. dollar against the Euro and Japanese Yen, after accounting for any currency hedges in place before tax effect adjustments, would have the following impact on income before tax.

	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Income (loss) before tax
Euro	$(391)	$(415)
Japanese Yen	344	(127,297	)(1)

(1)	Subsequent to year end, as part of a reorganization, certain intercompany loans have been classified as net investments as no repayment is planned in the foreseeable future and any future

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

foreign currency impacts will be recorded in other comprehensive income. Excluding the impact of these reorganized intercompany loans, the impact of a 10% appreciation of the U.S. dollar as of December 31, 2013 would have been net gains of approximately $0.2 million.

Conversely, a 10% depreciation of the U.S. dollar would result in the opposite impact on income before tax.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group, as a result of procuring debt at floating interest rates, is subject to the effects of changes in future cash flows of financial instruments caused by the fluctuation of market interest rates despite the Group interest rate swap contracts and other agreements to mitigate interest rate risks.

Sensitivity Analysis of Interest Rate Risk

In regards to financial instruments held by the Group as of the end of the fiscal year, the following table shows the amount affecting income before tax, as reported in the consolidated financial statements, in the case that the interest rate increases or decreases by 1%. The Group calculated the impact of changing interest rates including calculating any potential offsetting amounts from relevant hedging instruments. Such analysis is based on the assumption that other factors remain constant.

	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Income (loss) before tax
+1%	$(4,890)	$(4,099)
-1%	9,702	—

The interest rates on the First and Second Lien Term Loans have a minimum LIBOR rate of 1% and 1.25%, respectively. As of December 31, 2013, any declines in LIBOR would not reduce the amount of interest charged as LIBOR was below the respective minimum amounts.

3) Fair Value

The following tables show the carrying amounts and fair values of financial assets and liabilities by classes of financial instruments as of January 1, 2012, December 31, 2012, December 31, 2013, respectively. The inputs used in the fair value measurement are categorized into three levels based upon the observability of the inputs in markets.

Definition of Each Level of Fair Value Hierarchy

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can assess at the measurement date
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly
Level 3:	Unobservable inputs for the assets or liabilities

Carrying amounts and fair value of financial instruments as of January 1, 2012

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Fair value	Fair value hierarchy
			Level 1	Level 2	Level 3
	(U.S. dollars in thousands)
Long-term loan receivables	$5,519	$5,519	$—	$5,519	$—
Equity investments	13,501	13,501	1,101	28	12,372
Derivative assets	44,770	44,770	—	44,770	—
Long-term other financial assets	3,664	3,664	—	3,664	—

Total financial assets	$67,454	$67,454	$1,101	$53,981	$12,372

Long-term debt	$1,610,850	$1,679,321	$—	$1,679,321	$—
Derivative liabilities	14,128	14,128	—	14,128	—
Other long-term financial liabilities	952	952	—	952	—

Total financial liabilities	$1,625,930	$1,694,401	$—	$1,694,401	$—

Carrying amounts and fair value of financial instruments as of December 31, 2012

	Carrying amount	Fair value	Fair value hierarchy
			Level 1	Level 2	Level 3
	(U.S. dollars in thousands)
Long-term loan receivables	$5,363	$5,363	$—	$5,363	$—
Equity investments	15,289	15,289	973	31	14,285
Derivative assets	5,716	5,716	—	5,716	—
Long-term other financial assets	1,109	1,109	—	1,109	—

Total financial assets	$27,477	$27,477	$973	$12,219	$14,285

Long-term debt	$1,416,884	$1,471,527	$—	$1,471,527	$—
Derivative liabilities	7,093	7,093	—	7,093	—
Other long-term financial liabilities	706	706	—	706	—

Total financial liabilities	$1,424,683	$1,479,326	$—	$1,479,326	$—

Carrying amounts and fair value of financial instruments as of December 31, 2013

	Carrying amount	Fair value	Fair value hierarchy
			Level 1	Level 2	Level 3
	(U.S. dollars in thousands)
Long-term loan receivables	$1,526	$1,526	$—	$1,526	$—
Equity investments	14,886	14,886	1,026	29	13,831
Derivative assets	9,865	9,865	—	9,865	—
Long-term other financial assets	1,923	1,923	—	1,923	—

Total financial assets	$28,200	$28,200	$1,026	$13,343	$13,831

Long-term debt	$1,589,649	$1,589,649	$—	$1,589,649	$—
Derivative liabilities	8,577	8,577	—	8,577	—
Other long-term financial liabilities	297	297	—	297	—

Total financial liabilities	$1,598,523	$1,598,523	$—	$1,598,523	$—

The carrying amounts of short-term financial instruments such as trade receivables, loan receivables and trade payables approximate the estimated fair values, and consequently are not included in the table above.

During the years ended December 31, 2012 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of the Level 3 fair value measurement.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement of Fair Value

Assets

(1) Loan receivables

The fair value of long-term loans included in loan receivables is measured at the present value calculated by discounting each portion of receivables as sorted into certain periods, for the corresponding remaining maturity, using the interest rate with credit risk taken into consideration.

(2) Equity investments

The fair value of listed shares is measured on the basis of quoted prices at the end of year.

The fair value of investments in unlisted shares is estimated using discounted future cash flows method, price comparison method, based on the prices of similar type of stocks and other valuation methods. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unlisted equity investments.

Liabilities

(1) Debt

The fair value of debt is measured at present value calculated by discounting each future payment using the appropriate discount rate, which considers both the interest rate and the credit risk.

Derivative Assets and Liabilities

(1) Currency related derivatives

The fair value of currency related derivatives is mainly measured at the end of year based on the forward exchange rates.

(2) Interest rate related derivatives

The fair value of interest rate related derivatives is mainly measured at the present value calculated by discounting future cash flows by applying the appropriate rate at the end of each year.

4) Derivatives and Hedge Accounting

Derivative Assets and Liabilities

The fair value and notional amount of derivatives qualifying as cash flow hedges and derivatives not qualifying for hedge accounting were as follows:

Derivatives qualifying for hedge accounting

	December 31, 2013
	Notional amount	Fair value
		Assets	Liabilities
	(U.S. dollars in thousands)
Cash flow hedges
Interest rate swap	$1,230,000	$5,655	$5,439
Forwards	22,289	399	492
Cross currency swap	300,000	1,257	27

Total	$1,552,289	$7,311	$5,958

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group had no derivative investments that qualified for hedge accounting for the year ended December 31, 2012.

Derivatives not qualifying for hedge accounting

	January 1, 2012			December 31, 2012			December 31, 2013
	Notional amount	Fair value		Notional amount	Fair value		Notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	(U.S. dollars in thousands)
Currency derivatives
Forwards	$1,033,819	$2,055	$1,495	$1,464,420	$2,045	$2,039	$81,904	$2,554	$2,619
Currency options	928,271	41,922	—	830,160	1,690	—	—	—	—

Interest rate derivatives
Interest rate swap	1,019,714	793	12,633	1,019,359	—	5,054	—	—	—
Interest rate caps	217,693	—	—	219	1,981	—	—	—	—

Total	$3,199,497	$44,770	$14,128	$3,314,158	$5,716	$7,093	$81,904	$2,554	$2,619

Hedge Accounting

A cash flow hedge is a hedge of exposure to fluctuations in cash flows attributable to a particular risk associated with a recognized asset or liability, firm commitment or highly probable forecast transaction and could affect net income (loss). The Group designates interest rate swap contracts as hedging instruments to hedge the risk of fluctuations of cash flows relating to floating rate debt and designates forward exchange transactions as hedging instruments to hedge the risk of fluctuations of cash flows concerning firm commitments or highly probable forecast transactions in foreign currencies.

There were no significant amounts recognized in net income (loss) relating to the ineffective portion of hedges or portions excluded from the assessment of hedge effectiveness.

The maximum period of exposure to cash flow risk, where cash flow hedge accounting is applied, is within 45 months, and the loss on valuation of derivatives that is expected to be realized within 12 months from December 31, 2013 is approximately $5.0 million.

The amounts of cash flow hedges reclassified from Other Comprehensive Income into net gains (losses) included in “Financial Expense” in the Consolidated Income Statement were nil and $(1.7) million for the years ended December 31, 2012 and 2013.

Offsetting

As disclosed in the table below, the Group has financial assets and liabilities that are subject to enforceable master netting arrangements with the same counterparties. However, these financial assets and liabilities do not meet the criteria for offsetting financial assets and financial liabilities and are shown separately in the Consolidated Balance Sheet.

As of January 1, 2012

	Gross	Amounts under master netting agreement	Net
	(U.S. dollars in thousands)
Derivative assets	$44,770	$(439)	$44,331
Derivative liabilities	14,128	(439)	13,689

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2012

	Gross	Amounts under master netting agreement	Net
	(U.S. dollars in thousands)
Derivative assets	$5,716	$(2,269)	$3,447
Derivative liabilities	7,093	(2,269)	4,824

As of December 31, 2013

	Gross	Amounts under master netting agreement	Net
	(U.S. dollars in thousands)
Derivative assets	$9,865	$(5,534)	$4,331
Derivative liabilities	8,577	(5,534)	3,043

The set-off rights on financial instruments that do not generally meet some or all of the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

5) Pledged Assets

The following assets were pledged as collateral for the Group’s obligations.

	January 1, 2012	December 31, 2012	December 31, 2013
	(U.S. dollars in thousands)
Cash and cash equivalents	$24,842	$29,489	$75,369
Trade and other receivables	117,073	161,767	75,240
Inventories	48,783	38,500	43,024
Property, and plant and equipment	21,468	16,161	7,061
Product registration rights	451,586	379,421	303,457
Other intangible assets	4,274	4,331	3,060
Other non-current assets	1,135	1,297	1,802

Total	$669,161	$953,136	$509,013

24. Subsequent Events

On March 25, 2014, the Group acquired 100% of the Laboratoires Goëmar group, a global manufacturer and supplier of biostimulants, biocontrol and innovative nutrition for plants based in Saint Malo, France. The Group will combine the Laboratoires Goëmar product portfolio, which includes Physio ActivatorTM and Natural Defense technologiesTM, with the Group’s existing BioSolution products increasing the distribution of Laboratoires Goëmar products.

The information related to the accounting for this business combination, such as the acquisition date fair value for assets acquired and liabilities assumed, including goodwill has not been disclosed because the initial accounting for this acquisition, including the determination of the acquisition date fair value of the assets acquired and the liabilities assumed has not been completed as of the issuance date of the consolidated financial statements.

On March 24, 2014, the Group borrowed $175 million to fund the acquisition of the Goëmar companies and for general corporate purposes.

25. First-time Adoption of IFRS

As disclosed in note 1, the Group was originally created through the merger of the agrochemical interests of two Japanese trading companies, Tomen Corporation and Nichimen

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporation, in February 2001. Historically, the Company’s operations and business were primarily conducted through its wholly owned subsidiary, Arysta Corporation. These financial statements for the years ended December 31, 2012 and 2013 are the first the Group has prepared in accordance with IFRS. The opening Consolidated Balance Sheet was prepared as of January 1, 2012, the date of transition to IFRS.

Prior to the year ended December 31, 2013, the Company had prepared unconsolidated financial statements in accordance with Irish GAAP and Arysta Corporation, its wholly owned subsidiary, prepared consolidated financial statements in accordance with JGAAP. The Group prepared consolidated financial statements under JGAAP for the year ended December 31, 2013. Accordingly, the previous GAAP for the purpose of these consolidated financial statements is considered to be JGAAP and as the consolidated financial statements of ALSC in JGAAP represented substantially all of the Group’s activity and were regularly provided to its shareholder, lenders and similar stakeholders. A reconciliation from JGAAP to IFRS is presented below.

IFRS 1, First-time Adoption of International Financial Reporting Standards, in principle, requires a company adopting IFRS for the first time (hereinafter referred to as “First-time Adopter”) to retrospectively apply as of the transition date the standards in force as of the end of the first IFRS reporting period, December 31, 2013, except where IFRS 1 prohibits the retrospective application of certain standards (mandatory exceptions in accordance with IFRS 1). Meanwhile, voluntary exemptions from full retrospective application are allowed for certain standards (exemptions in accordance with IFRS 1). The adjustments as a result of the initial application of IFRS are recognized directly through retained earnings and other components of equity at the date of transition to IFRS.

Exemptions in Accordance with IFRS 1

The Group has mainly applied the following exemptions from retrospective application on transition to IFRS from JGAAP.

Business Combinations

A First-time Adopter may elect not to retrospectively apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. The Group, on the basis of this exemption, elected not to retrospectively apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. The Group also elected not to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, retrospectively to fair value adjustments and goodwill arising on business combinations. Consequently, business combinations, including goodwill, which occurred before the date of transition to IFRS were not restated from the carrying value previously determined in accordance with JGAAP. The Group performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there was an indication that the goodwill may be impaired.

Foreign Currency Translation Adjustments

Under IFRS 1, the Group may elect to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Group has elected to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.

Mandatory Exceptions in Accordance with IFRS 1

In accordance with IFRS 1, retrospective application of IFRS is prohibited in respect of estimates. Derecognition of financial assets and financial liabilities can only be applied retrospectively if the related information is available. The Group has applied the requirements of IFRS on “estimates” prospectively from the date of transition to IFRS and on “derecognition of financial assets and financial liabilities” retrospectively as the related information was available.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of JGAAP to IFRS

The following reconciliations and the related notes present the main impacts of the transition from JGAAP to IFRS, on the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows. The column “JGAAP” indicates balances of the Consolidated Income Statement, and Consolidated Balance Sheet in accordance with JGAAP. These balances were reclassified, as appropriate, to conform with the presentation of the consolidated financial statements in accordance with IFRS. Such reclassifications do not impact total assets, total liabilities, total net assets nor net income (loss).

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the Consolidated Balance Sheet as of January 1, 2012

	Notes	JGAAP	Transition impact	IFRS
		(U.S. dollars in thousands)
Assets
Current assets
Cash and cash equivalents		$102,923	$101	$103,024
Trade and other receivables	A	651,707	27,970	679,677
Inventories		258,644	2,071	260,715
Current financial assets		5,032	(263)	4,769
Other current assets	B	61,451	(10,372)	51,079
Deferred tax assets	C	26,422	(26,422)	—

Total current assets		1,106,179	(6,915)	1,099,264

Non-current assets
Property, plant and equipment		81,669	(1,757)	79,912
Goodwill and intangible assets	D	2,260,953	(458,700)	1,802,253
Deferred tax assets	C	39,629	30,758	70,387
Non-current financial assets		69,499	(4,100)	65,399
Other non-current assets	B	46,152	(34,199)	11,953

Total non-current assets		2,497,902	(467,998)	2,029,904

Total assets		$3,604,081	$(474,913)	$3,129,168

	Notes	JGAAP	Transition impact	IFRS
		(U.S. dollars in thousands)
Liabilities and equity
Current liabilities
Trade and other payables		$387,342	$3,765	$391,107
Short-term debt		195,923	616	196,539
Other current financial liabilities	A	60,419	36,685	97,104
Other current liabilities	A	135,426	11,998	147,424
Deferred tax liabilities	C	33,643	(33,643)	—

Total current liabilities		812,753	19,421	832,174

Non-current liabilities
Long-term debt	B	1,650,867	(40,017)	1,610,850
Other non-current financial liabilities		13,585	0	13,585
Deferred tax liabilities	C	307,986	(162,912)	145,074
Other non-current liabilities	E	573,393	(506,205)	67,188

Total non-current liabilities		2,545,831	(709,134)	1,836,697

Total liabilities		$3,358,584	$(689,713)	$2,668,871

Shareholder’s Equity
Issued capital		—	—	—
Other shareholder’s equity	F	221,820	222,910	444,730

Equity of ALS shareholder		221,820	222,910	444,730
Non-controlling interests		23,677	(8,110)	15,567

Total equity		245,497	214,800	460,297

Total liabilities and equity		$3,604,081	$(475,913)	$3,129,168

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the Consolidated Income Statement for the year ended December 31, 2013

	Notes	Year ended December 31, 2013
		JGAAP	Transition impact	IFRS
		(U.S. dollars in thousands)
Continuing operations
Sales	G, I, J	$1,597,008	$(88,083)	$1,508,925
Cost of goods sold	G	(1,040,989)	61,654	(979,335)

Gross profit		556,019	(26,429)	529,590

Selling, general and administrative expense	H	(394,201)	46,442	(347,759)
Other operating income		—	5,732	5,732
Other operating expense		—	(49,979)	(49,979)

Operating income		161,818	(24,234)	137,584

Financial income	I	5,782	27,582	33,364
Financial expense	J	(271,563)	66,877	(204,686)
Total extraordinary gains	I	10,593	(10,593)	—
Total extraordinary losses		(7,635)	7,635	—

Income (loss) before tax from continuing operations		(101,005)	67,267	(33,738)

Income tax benefit (expense)	K	(68,281)	20,688	(47,593)

Income (loss) after tax from continuing operations		(169,286)	87,955	(81,331)

Discontinued operations

Income (loss) after tax from discontinued operations		—	(12,104)	(12,104)

Net income (loss)		$(169,286)	$75,851	$(93,435)

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the Consolidated Balance Sheet as of December 31, 2013

	Notes	JGAAP	Transition impact	IFRS
	(U.S. dollars in thousands)
Assets
Current assets
Cash and cash equivalents		$259,581	$(1,016)	$258,565
Trade and other receivables	A	666,438	80,397	746,835
Inventories		237,116	(148)	236,968
Current financial assets		3,903	447	4,350
Deferred tax assets	C	25,638	(25,638)	—
Other current assets	B	59,053	1,031	60,084

Total current assets		1,251,729	55,073	1,306,802

Non-current assets
Property, plant and equipment		72,987	(912)	72,075
Goodwill and intangible assets	D	1,394,864	(156,911)	1,237,953
Deferred tax assets	C	16,440	38,711	55,151
Non-current financial assets		24,604	197	24,801
Other non-current assets	B	49,009	(39,215)	9,794

Total non-current assets		1,557,904	(158,130)	1,399,774

Total assets		$2,809,633	$(103,057)	$2,706,576

Liabilities and equity
Current liabilities
Trade and other payables		406,820	(10,284)	396,536
Short-term debt		17,848	(54)	17,794
Other financial liabilities	A	18,640	97,210	115,850
Other current liabilities	A	152,922	8,784	161,706
Deferred tax liabilities	C	50,796	(50,796)	—

Total current liabilities		647,026	44,860	691,886

Non-current liabilities
Long-term debt	B	1,624,442	(34,793)	1,589,649
Other non-current liabilities	A	333	37	370
Deferred tax liabilities	C	165,026	(54,701)	110,325
Other non-current liabilities		52,796	4,886	57,682

Total non-current liabilities		1,842,597	(84,571)	1,758,026

Total liabilities		$2,489,623	$(39,711)	$2,449,912

Shareholder’s Equity
Issued capital		—	—	—
Other shareholder’s equity	F	287,769	(59,179)	228,590

Equity of ALS shareholder		287,769	(59,179)	228,590
Non-controlling interests		32,241	(4,167)	28,074

Total equity		320,010	(63,346)	256,664

Total liabilities and equity		$2,809,633	$(103,057)	$2,706,576

Reconciliation of the Consolidated Statement of Cash Flows for the year ended December 31, 2013.

Under JGAAP, financial assets are derecognized upon the transfer of control to a third party regardless if the risks and rewards are not fully transferred. IFRS allows derecognition if the factoring arrangements transfer substantially all economic risks and rewards associated with trade receivables to a third party. The Group adjusted its trade receivables, which decreased its cash flows

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from operating activities and correspondingly increased its cash flow from financing activities by $98.9 million for factored trade receivables that had not transferred substantially all economic risks and rewards to a third party for the years ended December 31, 2013.

Other than the accounting for factoring of trade receivables discussed above, the transition from JGAAP to IFRS did not have a material impact on the Consolidated Statement of Cash Flows.

Reconciliation of the Consolidated Statement of Comprehensive Income for the year ended December 31, 2013.

Other than the changes to the Consolidated Income Statement, the transition from JGAAP to IFRS did not have a material impact on the Consolidated Statement of Comprehensive Income.

Reconciliation of the Consolidated Balance Sheets as of January 1, 2012, and December 31, 2013 and the reconciliation of the Consolidated Income Statement for the year ended December 31, 2013.

Notes to Reconciliation

The following notes on the reconciliation of the Consolidated Balance Sheets as of January 1, 2012 and December 31, 2013 and the reconciliation of the Consolidation Income Statement for the year ended December 31, 2013 include explanations for certain material adjustments required to adjust the Group financial statements from JGAAP to IFRS.

A.

IFRS requires that consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. As of January 1, 2012, these changes impacted the useful lives of capitalized research and development increasing retained earnings by $2.9 million, calculation of the Group’s provision for bad debt, revenue adjustments, sales returns and cash rebates reducing retained earnings by $6.4 million, $7.7 million, $3.1 million and $3.4 million, respectively. As of December 31, 2013, these changes impacted the useful lives of capitalized research and development increasing retained earnings by $12.7 million, calculation of the Group’s provision for bad debt, revenue adjustments, cash rebates and sales returns reducing retained earnings by $13.3 million, $7.9 million and $7.9 million, respectively.

Under JGAAP, financial assets are derecognized upon the transfer of control to a third party regardless if the risks and rewards are not fully transferred. Consequently, the Group adjusted its trade receivables and other financial liabilities by $34.9 million and $98.9 million relating to factored trade receivables that had not transferred substantially all economic risks and rewards to a third party as of January 1, 2012 and December 31, 2013, respectively. This increase was offset by measurement of revenue adjustment of $8.2 million and $8.4 million and provision for doubtful accounts of $6.6 million and $13.3 million as of January 1, 2012 and December 31, 2013, respectively.

B.

Under IFRS, borrowing costs are included in the calculation of the effective interest rate of the debt and are offset against the carrying value of the borrowing, resulting in a reduction in other assets by approximately $40.0 million, and $31.9 million as of January 1, 2012 and December 31, 2013, respectively.

C.

On transition to IFRS, the Group recognized deferred tax assets, associated with taxable losses carried forward where recovery is considered probable, of $118.6 million and $77.3 million as of January 1, 2012 and December 31, 2013, respectively. These deferred tax assets were offset with existing deferred tax liabilities.

Deferred tax was also impacted by the various adjustments required by IFRS discussed in this note. Any changes to deferred tax as of the transition date were included in retained earnings and the changes to deferred tax for the year ended December 31, 2013 were included in the Consolidated Income Statement. As a result of recognition of impairment losses for intangible assets, the Group reduced deferred tax liabilities of $79.1 million and $37.6 million as of January 1, 2012 and December 31, 2013, respectively.

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finally, under IFRS, deferred tax assets and liabilities are classified as non-current.

D.

IFRS requires that goodwill is reviewed for impairment at the date of transition to IFRS regardless of whether there is an indication that goodwill may be impaired. In respect of intangible assets, the indicators for impairment are defined differently between JGAAP and IFRS.

As a result of the testing required by IFRS, the Group recognized impairment losses of $251.7 million and $218.0 million at the date of transition to IFRS on its goodwill and intangible assets, respectively. The Group also recognized impairment losses of $48.9 million on its intangible assets in the Consolidated Income Statement for the year ended December 31, 2013.

Under JGAAP, goodwill is generally amortized within 20 years. Under IFRS, goodwill is not amortized but reviewed at least annually or when indicators of impairment exist. Accordingly, $110.6 million of amortization of goodwill was recorded as an expense and reduced retained earnings for the year ended December 31, 2013 under JGAAP was reversed.

E.

JGAAP does not have a comprehensive standard on the classification of debt and equity instruments so convertible loans of $502.6 million were classified as debt. Under IFRS, the convertible loans have been reclassified to equity as the loans could have been settled at the Group’s option by delivering cash, by issuing shares or through other means.

F.	Reconciliation of total equity as of January 1, 2012

	Notes	Total equity
		(U.S. dollars in thousands)
JGAAP reported total equity		$245,497
Goodwill and product registration rights adjustment	D	(447,616)
Reclassification of debt to equity	E	502,610
Contingent consideration	L	(13,886)
Uniform accounting policies	A	(17,380)
Deferred tax	C	200,891
Others		(9,819)

IFRS reported total equity		$460,297

At the date of transition to IFRS, the Group elected to reduce its cumulative translation difference for all foreign operations to zero at the date of transition.

Reconciliation of total equity as of December 31, 2013

	Notes	Total equity
		(U.S. dollars in thousands)
JGAAP reported total equity		$320,010
Goodwill and product registration rights adjustment	D	(170,733)
Uniform accounting policies	A	(12,334)
Deferred tax	C	118,569
Others		1,152

IFRS reported total equity		$256,664

G.

Adopting IFRS required the Group to reduce sales by approximately $56.2 million due to transactions in which the Group acted as an agent, and the amount of revenue recognized was limited to the net commission earned. Cost of sales was reduced by a corresponding amount.

Additionally, when the inflow of cash from sales is deferred, the Group discounted the future receipts to their estimated present value reducing sales by approximately $14.6 million.

H.	Under IFRS, goodwill is not amortized as it is under JGAAP, reducing Selling, General and Administrative expense by $57.5 million for the year ended December 31, 2013. This decrease

ARYSTA LIFESCIENCE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was offset by reclassification of extraordinary losses reported under JGAAP to Selling, General and Administrative expense, which were not classified as operating expense reported under JGAAP.

I.

As described above, IFRS requires future cash receipts to be discounted to their estimated present value when the sale effectively includes a financing arrangement. The impact of this change increased financial income by approximately $14.6 million with a corresponding amount decreasing sales. Financial Income also includes a $7.6 million reclassification from extraordinary gains reported under JGAAP.

J.

Under JGAAP, certain discounts provided to customers totaling $14.8 million were included in Financial Expense and under IFRS, these discounts are recorded as a reduction of sales. Financial Expense also decreased due to reclassification to Selling, General and Administrative expense of $24.5 million. Under JGAAP, $10.8 million of costs associated with discontinued operations were included in Financial Expense and have been reclassified to Discontinued Operations.

K.

Income taxes were also impacted by certain IFRS adjustments including the impairment of intangible assets which decreased income tax by $15.2 million and IFRS requires the Group to report its results, net of discontinued items, including income taxes.

L.

Under JGAAP, contingent consideration is recognized after delivery or the exchange is fixed and the market value is reasonably determined. Under IFRS, the fair value of the contingent consideration is recognized on the acquisition date. As a result, under IFRS, the Group adjusted its accounting for business combinations completed prior to the transition date, resulting in a $13.9 million reduction of retained earnings as of January 1, 2012.

Unaudited Consolidated Financial Statements

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
For the years ended December 31, 2011 and 2012
(presented in Generally Accepted Accounting Principles in Japan (“JGAAP”)

INDEX TO THE ARYSTA LIFESCIENCE CORPORATION
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Balance Sheet of Arysta LifeScience Corporation (JGAAP) as of December 31, 2011 and 2012, the Unaudited Consolidated Statement of Operations (JGAAP) for the years ended December 31, 2011 and 2012, the Unaudited Consolidated Statement of Comprehensive Income (JGAAP) for the years ended December 31, 2011 and 2012, the Unaudited Consolidated Statement of Changes in Net Assets (JGAAP) for the years ended December 31, 2011 and 2012 and the Unaudited Consolidated Statement of Cash Flows (JGAAP) for the years ended December 31, 2011 and 2012 were derived from Arysta LifeScience Corporation’s audited consolidated financial statements prepared in accordance with JGAAP and audited in accordance with auditing standards generally accepted in Japan. The Unaudited Consolidated Balance Sheet (JGAAP) and the Unaudited Consolidated Statement of Changes in Net Assets (JGAAP) have been translated from the original Japanese Yen reporting currency to U.S. dollars as of the applicable date of conversion, and the Unaudited Consolidated Statement of Operations (JGAAP), the Unaudited Consolidated Statement of Comprehensive Income and the Unaudited Consolidated Statement of Cash Flows (JGAAP) have been translated to U.S. dollars using the average monthly conversion rate. Arysta LifeScience Corporation’s Audited Consolidated Financial Statements (JGAAP) were regularly provided to our shareholder, stakeholders and lenders to comply with reporting requirements under its existing credit agreements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(JGAAP)

	As of December 31,
	2011	2012
	(U.S. dollars in thousands)
Assets
Current assets:
Cash and bank deposits (Note 4,15 and 16)	$97,479	$107,173
Notes and accounts receivable — trade (Note 4 and 16)	621,495	657,242
Inventories (Note 4)	255,904	216,701
Deferred tax assets—current (Note 6)	26,138	34,962
Other current assets	104,435	103,100
Allowance for doubtful receivables (Note 16)	(13,995)	(22,118)

Total current assets	1,090,121	1,098,395
Fixed assets:
Property and equipment (Note 4):
Buildings and structures, cost	57,409	59,448
Accumulated depreciation	(32,249)	(34,752)

	25,161	24,752

Machinery and transport equipment, cost	80,499	80,515
Accumulated depreciation	(45,704)	(48,822)

	34,795	31,693

Land	3,139	2,749
Construction in progress	9,750	9,644
Other property and equipment, cost	25,058	25,757
Accumulated depreciation	(17,095)	(18,284)

	7,962	7,473

Net property and equipment	80,808	76,311
Intangible assets:
Goodwill	1,154,245	949,884
Licenses and rights (Note 4)	980,165	733,564
Other intangible assets (Note 4)	102,611	96,731

Total intangible assets	2,237,021	1,780,180
Investments and other assets:
Investment securities (Note 16)	10,059	3,315
Investments in limited liability companies (Note 16)	9,287	11,850
Long-term loans receivable	5,506	5,371
Accounts receivable, doubtful of collection	57,808	54,447
Deferred tax assets—non-current (Note 6)	39,208	20,467
Other non-current assets (Note 4)	79,046	24,336
Allowance for doubtful receivables	(52,650)	(43,821)

Total investments and other assets	148,263	75,964

Total fixed assets	2,466,092	1,932,456
Deferred assets:
Development costs	26	12
Start-up costs	1,235	254

Total deferred assets	1,261	266

Total assets	$3,557,474	$3,031,116

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(JGAAP)

	As of December 31,
	2011	2012
	(U.S. dollars in thousands)
Liabilities and net assets
Current liabilities:
Notes and accounts payable—trade (Note 16)	$295,871	$315,535
Short-term loans payable (Note 4, 7 and 16)	96,051	60,903
Current portion of long-term loans payable (Note 4, 7 and 16)	97,800	89,201
Accrued expenses	132,364	163,202
Income taxes	24,479	24,578
Deferred tax liabilities—current (Note 6)	33,290	34,003
Accrued bonuses	20,234	19,520
Other current liabilities	104,065	104,493

Total current liabilities	804,155	811,435
Long-term liabilities:
Long-term loans payable (Note 4, 7 and 16)	1,633,393	1,445,253
Deferred tax liabilities—non-current (Note 6)	304,721	208,593
Accrued retirement benefits (Note 5)	9,931	8,732
Other long-term liabilities	68,433	52,714

Total long-term liabilities	2,016,478	1,715,292

Total liabilities	2,820,633	2,526,727
Net assets
Shareholder’s equity (Note 8):
Common stock authorized 200,000,000,000 shares; issued, 118,798,610,001 shares in 2011 and 125,486,850,001 shares in 2012	764,073	724,682
Capital surplus	764,073	724,682
Retained earnings	(607,898)	(841,430)

Total shareholder’s equity	920,247	607,935
Valuation, translation adjustments and others:
Net unrealized losses on securities	(1,711)	(1,317)
Foreign currency translation adjustments	(205,120)	(131,093)

Total valuation, translation adjustments and others	(206,830)	(132,409)
Noncontrolling interests	23,424	28,863

Total net assets	736,841	504,389

Total liabilities and net assets	$3,557,474	$3,031,116

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(JGAAP)

	Years ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Net sales	$1,579,543	$1,644,209
Cost of sales	(1,030,830)	(1,087,806)

Gross profit	548,713	556,403

Selling, general and administrative expense (Note 10)	(429,386)	(421,093)

Operating income	119,327	135,310

Non-operating income:
Interest income	6,744	11,920
Dividend income	163	100
Equity income of unconsolidated subsidiaries and affiliates	904	262
Gain on valuation of derivatives, net	—	11,645
Gain on cancellation of currency option		4,659
Other non-operating income	1,319	2,971

Total non-operating income	13,789	26,897

Non-operating expenses:
Interest expenses	(128,218)	(121,118)
Cash discount and discount on sale of trade receivables	(38,038)	(33,575)
Foreign currency exchange loss, net	(37,599)	(35,834)
Loss on valuation of derivatives, net	(8,113)	—
Loss on cancellation of currency option	—	(43,522)
Other non-operating expenses	(39,005)	(32,252)

Total non-operating expenses	(250,973)	(266,301)
Ordinary loss	(117,857)	(104,094)
Extraordinary gains:
Gain on reversal of allowance for doubtful receivables in a non-Japanese subsidiary	2,662	—
Gain on sale of non-Japanese subsidiaries’ tangible fixed assets	2,072	999
Gain on reversal of environment protection cost for a non-Japanese subsidiary	678	—
Other extraordinary gains	352	—

Total extraordinary gains	5,764	999

Extraordinary losses:
Restructuring costs	(490)	—
Charge relating to taxation of a non-Japanese subsidiary (Note 11)	(560)	—
Bad debt provision of a non-Japanese subsidiary	(15,446)	—
Loss on write off of doubtful receivables in a non-Japanese subsidiary	(2,851)	—
Loss on discontinued business (Notes 11 and 12)	—	(162,793)
Impairment loss (Note 12)	(440)	(8,612)
Loss on restructuring of subsidiary (Note 13)	—	(53,545)
Loss on valuation of investment securities	—	(3,058)
Other extraordinary losses	(5,915)	(849)

Total extraordinary losses	(25,732)	(228,857)

Loss before income taxes and noncontrolling interests	(137,825)	(331,952)

Income tax—Current	30,855	34,299
Income tax—Deferred	(48,763)	(55,005)

Total income tax	(17,908)	(20,706)

Loss before noncontrolling interests	(119,917)	(311,246)
Noncontrolling interests	5,262	8,188

Net loss	$(125,179)	$(319,433)

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(JGAAP)

	Years ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Loss before noncontrolling interests	$(119,917)	$(311,246)
Other comprehensive income:
Net unrealized losses on securities	(377)	225
Foreign currency translation adjustments	(40,236)	56,316
Share of other comprehensive income of investees under the equity method	(113)	961

Total other comprehensive income (Note 14)	(40,726)	57,501

Comprehensive Income (Note 14)	$(160,643)	$(253,744)

Total comprehensive income attributable to:
Shareholder of Arysta LifeScience Corporation	$(163,594)	$(261,832)
Noncontrolling interests	$2,951	$8,088

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(JGAAP)

	Shareholders’ equity				Accumulated other comprehensive income			Noncontrolling interests	Total net assets
					Net unrealized losses on securities	Foreign currency translation adjustments	Total accumulated other comprehensive income
	Common stock	Capital surplus	Retained earnings	Total shareholders’ equity
	(U.S. dollars in thousands)
Balance as of December 31, 2010	$728,912	$728,912	$(457,700)	$1,000,123	$(1,252)	$(158,535)	$(159,786)	$17,033	$857,369

Changes during the period:
Issuance of new shares
Net loss			(125,179)	(125,179)					(125,179)
Changes by newly consolidated subsidiaries			103	103					103
Changes in items other than shareholders’ equity during the consolidated fiscal year (net)					(399)	(38,937)	(39,336)	5,570	(33,766)
Total changes during the consolidated fiscal year	—	—	(125,076)	(125,076)	(399)	(38,937)	(39,336)	5,570	(158,842)
Translation Adjustment from Japanese Yen to U.S. dollars	35,161	35,161	(25,122)	45,200	(60)	(7,647)	(7,708)	822	38,314

Balance as of December 31, 2011	$764,073	$764,073	$(607,898)	$920,247	$(1,711)	$(205,120)	$(206,830)	$23,424	$736,841

Changes during the period:
Issuance of new shares (Note 8)	38,623	38,623		77,246					77,246
Net loss			(319,433)	(319,433)					(319,433)
Changes by newly consolidated subsidiaries				—					—
Changes in items other than shareholders’ equity during the consolidated fiscal year (net)					219	53,084	53,303	7,831	61,134
Total changes during the consolidated fiscal year	38,623	38,623	(319,433)	(242,187)	219	53,084	53,303	7,831	(181,053)
Translation Adjustment from Japanese Yen to U.S. dollars	(78,013)	(78,013)	85,902	(70,125)	175	20,943	21,118	(2,392)	(51,399)

Balance as of December 31, 2012	$724,682	$724,682	$(841,430)	$607,935	$(1,317)	$(131,093)	$(132,409)	$28,863	$504,389

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(JGAAP)

	Years ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Cash flows from operating activities
Loss before income taxes and non-controlling interests	$(137,825)	$(331,952)
Depreciation and amortization	102,298	100,761
Impairment loss	440	198,078
Amortization of goodwill	80,121	74,214
Increase (decrease) in accrued retirement benefits	1,017	(599)
Increase (decrease) in allowance for doubtful receivables	8,489	(8,063)
Increase in accrued bonuses	4,998	212
Interest and dividend income	(6,920)	(12,019)
Interest expense	128,218	121,118
Foreign currency exchange losses, net	13,638	48,752
(Gain) loss on evaluation of derivatives, net	9,117	(11,720)
Loss on sale of property and equipment, and intangible assets, net	(1,105)	(325)
Loss on sale of investment securities, net	226	—
Loss on valuation of investment securities	201	3,058
Equity income of unconsolidated subsidiaries and affiliates	(904)	(262)
Restructuring costs	490	—
Charge relating to taxation of a non-Japanese subsidiary	590	—
Effect of adoption of accounting standard for asset retirement obligations	414	—
Increase in trade receivables	(9,293)	(39,578)
(Increase) decrease in inventories	(57,579)	38,155
Increase in trade payables	94,550	11,608
Increase in accrued expenses	13,500	38,767
(Increase) decrease in VAT receivables	(3,993)	5,766
Other, net	4,847	3,008

Sub total	245,536	238,979

Interest and dividends received	6,719	12,307
Interest paid	(79,078)	(67,024)
Income taxes paid	(43,011)	(35,197)

Net cash provided by (used in) operating activities	130,165	149,064

Cash flows from investing activities
Changes in time deposits, net	(5,978)	8,887
Payment for acquisitions of property and equipment	(16,891)	(16,138)
Proceeds from sale of property and equipment	2,160	1,473
Payment for acquisitions of intangible assets	(21,600)	(48,440)
Payment for acquisitions of investment securities	(3,403)	—
Proceeds from sale of investment securities	841	362
Payment for acquisitions of investments in unconsolidated subsidiaries and affiliates	(364)	(2,609)
Acquisition of shares in newly consolidated subsidiaries	(77,647)	—
Payment for acquisitions of shares in consolidated subsidiary	(2,474)	(12,419)
Changes in short-term loans receivable, net	816	(75)
Increase in long-term loans receivable	(628)	(462)
Decrease in long-term loans receivable	2,788	1,323
Payment of long-term prepaid expenses	(88)	(649)

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(JGAAP)

	Years ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Payment of other investments	(151)	(175)
Proceeds from collection of other investments	75	1,498

Net cash used in investing activities	(122,542)	(67,424)

Cash flows from financing activities
Changes in short-term loans payable, net	30,968	(29,219)
Proceeds from long-term loans payable	78,789	—
Repayment of long-term loans payable	(102,185)	(114,765)
Proceeds from cancellation of currency put option	154,351	2,084
Payment for acquisitions of currency put option	(122,944)	(1,835)
Payment for interest cap premium	(578)	(1,410)
Payment for fees relating to syndicated loans	(15,610)	(3,395)
Payment for lease obligations	(490)	(399)
Proceeds from issuance of new stock	—	83,475
Dividends paid to minority shareholders	(527)	(1,161)

Net cash used in financing activities	21,776	(66,625)

Effect of exchange rate changes on cash and cash equivalents	(1,896)	269

Net increase in cash and cash equivalents	27,503	15,284
Cash and cash equivalents at the beginning of the year	62,683	90,237
Increase in cash and cash equivalents from newly consolidated subsidiaries	51	601

Cash and cash equivalents at the end of the year (Note 15)	$90,237	$106,122

Time deposits	$7,242	$1,051

Cash and bank deposits on unaudited consolidated balance sheet	$97,479	$107,173

See accompanying notes to unaudited consolidated financial statements.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presenting Financial Statements

The accompanying unaudited consolidated financial statements of Arysta LifeScience Corporation (“Arysta Corporation”) and its consolidated subsidiaries are prepared using accounting principles generally accepted in Japan, which are different in many respects as to the application and disclosure requirements of International Financial Reporting Standards, and are derived from the consolidated financial statements prepared by Arysta Corporation as required by the Financial Instruments and Exchange Law of Japan.

The accompanying unaudited consolidated financial statements are, in principle, a translation of the above mentioned unaudited consolidated financial statements of Arysta Corporation and its consolidated subsidiaries (collectively, the “Group”). However, certain modifications have been made to present the accompanying financial statements in a format which is familiar to readers outside Japan. These financial statements have been prepared on the basis of millions for Japanese Yen amounts originally and translated into U.S. dollars in thousands for purposes of the presentation.

Certain reclassifications of previously reported amounts were made to conform to the consolidated statements of operations and cash flows for the year ended December 31, 2011 to conform to the 2012 presentation.

2. Summary of Significant Accounting Policies

Principles of consolidation

The unaudited consolidated financial statements include the accounts of Arysta Corporation and its all significant Japanese and non-Japanese subsidiaries. As of December 31, 2012, Arysta Corporation consolidated 91 subsidiaries, including Arysta LifeScience North America, LLC, Arysta LifeScience S.A.S. and Arysta LifeScience do Brasil Indústria Química e Agro Pecuária Ltda., and excluded 16 subsidiaries from consolidation due to their immateriality in terms of consolidated total assets, net sales, net income or loss and retained earnings of the consolidated financial statements.

In preparing the consolidated financial statements, all significant intercompany transactions and accounts have been eliminated.

Investments in unconsolidated subsidiaries and affiliates, with minor exceptions, are accounted for by the equity method. As of December 31, 2012, Arysta Corporation applied the equity method to three unconsolidated subsidiaries and eight affiliates.

Separately, 13 unconsolidated subsidiaries and four affiliates were not accounted for under the equity method due to their immateriality in terms of net income and retained earnings. Investments in these companies were stated at cost in the consolidated financial statements.

The fiscal year end of Devidayal (Sales) Ltd. is March 31. The financial statements of Devidayal (Sales) Ltd. are consolidated by using its financial statements as of Arysta Corporation’s fiscal year end which are prepared solely for this consolidation.

Goodwill

Goodwill is amortized over periods of 10 to 20 years using the straight-line method.

Cash equivalents

Cash equivalents, as presented in the statement of cash flows, are defined as time deposits and highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of acquisition.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation

Both current and non-current receivables and payables denominated in foreign currencies are translated at current rates prevailing at the balance sheet date, and the resulting exchange gains or losses are recognized in earnings.

Upon consolidation, the financial statements of non-Japanese subsidiaries are translated using the year-end exchange rate for balance sheet items and the year-average exchange rate for statement of income items, except for shareholder’s equity, which is translated at historical rates. Resulting translation adjustments are reflected in the consolidated financial statements as foreign currency translation adjustments. The foreign currency translation adjustments are recorded as “Foreign currency translation adjustments” and “Noncontrolling interests” within net assets.

Allowance for doubtful receivables

The allowance for bad debts and doubtful receivables in respect of individual bad debts is provided in an amount management believes is sufficient to cover credit losses based on the collectability of individual receivables. In addition, the allowance for receivables other than those described is based on past credit loss experience.

Investment securities

Investment securities are stated at fair value based on the average of market prices in one month prior to the year end and the valuation difference is recorded net of tax as “Net unrealized gains or losses on securities” within net assets. On disposal, cost is determined by the moving-average method. Investment securities with no readily available market value are generally stated at cost using the moving-average method.

Inventories

Inventories of Arysta Corporation and its Japanese consolidated subsidiaries are mainly stated at cost, determined by the specific identification cost method. Net book value of inventories in the consolidated balance sheet is written down to their net values when these values decline. Inventories of non-Japanese subsidiaries are stated at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method or the moving-average method.

Property and equipment (excluding leased assets)

Arysta Corporation and its Japanese consolidated subsidiaries generally provide for depreciation on property and equipment using the declining balance method, except for buildings acquired on or after April 1, 1998 for which the straight-line method has been used. Non-Japanese subsidiaries generally provide for depreciation using the straight-line method.

Economic useful lives of property and equipment were as follows:

Buildings and structures	8 to 20 years
Machinery and transport equipment	2 to 6 years

Intangible assets (excluding leased assets)

Generally, intangible assets are amortized using the straight-line method. Licenses and rights are amortized over their useful lives of 5 to 25 years. Software for internal use is amortized over its estimated useful life of five years. Customer relationships are amortized over 10 years.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leased assets

Depreciation of assets recognized under finance leases is calculated using the straight-line method over the lease term with a residual value of zero.

With regard to lease transactions where ownership of leased assets does not transfer to the lessee and which commenced before December 31, 2008, some consolidated subsidiaries treat such leases as operating leases.

Accrued bonuses

Accrued bonuses to employees are stated at an estimated amount to be paid in the following year based on the amount earned in the current year.

Accrued bonuses to directors are stated at an estimated amount to be paid in the following year based on the amount earned in the current year.

Liabilities for severance payments and pension costs

Consolidated subsidiaries of Arysta Corporation accrue the provision for severance payments and pension costs based on the present value of the projected benefit obligation attributable to the amount earned at December 31, 2011 and 2012 and the fair value of the pension plan assets at year end.

Consumption taxes

Revenues, costs and expenses in the consolidated statements of operations do not include Japanese consumption taxes or similiar taxes.

Consolidated tax payment system

Arysta Corporation and its Japanese consolidated subsidiaries have applied a consolidated tax payment system.

Derivative financial instruments

In accordance with the Accounting Standard for Financial Instruments, derivative financial instruments are stated at fair value at the balance sheet date, and changes in unrealized gains or losses are charged or credited to net income.

Deferred assets

Development costs and start-up costs are amortized over five years using the straight-line method.

3. Changes of important items regarding the basis of presenting consolidated financial statements

Additional information

Accounting Standard for Accounting Changes and Error Corrections

Effective January 1, 2012 the Group has adopted “Accounting Standard for Accounting Changes and Error Corrections” (Accounting Standards Board of Japan Statement No. 24 issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (Accounting Standards Board of Japan Guidance No. 24 issued on December 4, 2009).

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Pledged Assets

As of December 31, 2011 and 2012, the following assets were pledged as collateral for Arysta Corporation’s obligations.

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Cash and bank deposits	$24,736	$29,198
Notes and accounts receivable—trade	116,838	153,465
Inventories	48,778	38,496
Property and equipment, net	23,000	16,205
Licenses and rights	479,316	400,012
Other intangible assets	4,271	4,003
Other non-current assets	1,145	1,294

Total	$698,084	$653,004

Other than the above, investments in affiliated companies of $1,331,647 thousand and intercompany loans receivable and others of $247,931 thousand at December 31, 2012, and investments in affiliated companies of $1,374,710 thousand and intercompany loans receivable and others of $230,821 thousand at December 31, 2011, which were eliminated in the consolidated balance sheets as part of the consolidation process and were pledged as collateral to secure short-term loans payable of $46,200 thousand, current portion of long-term loans payable of $89,201 and long-term loans payable of $1,445,230 thousand at December 31, 2012, and short-term loans payable of $91,330 thousand, current portion of long-term loans payable of $97,800 and long-term loans payable of $1,633,342 thousand at December 31, 2011.

5. Liabilities for Severance Payments and Pension Costs

Arysta Corporation has adopted a severance payment plan. In addition, Arysta Corporation has adopted a defined contribution pension plan, to which employees have options to transfer from the payment plan at their own choice.

Most of Arysta Corporation’s consolidated subsidiaries have set up defined contribution pension plans and lump-sum payment plans.

Some non-Japanese consolidated subsidiaries have defined benefit plans.

The funded and accrued status of the plans and the amounts recognized on the consolidated balance sheets as of December 31, 2011 and 2012 for Arysta Corporation’s and the consolidated subsidiaries’ defined benefit plans were as follows:

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Retirement benefit obligation	$(18,549)	$(17,429)
Plan assets at fair value	8,618	8,697

Unfunded retirement benefit obligation	(9,931)	(8,732)

Unrecognized net retirement benefit obligation at transition	—	—
Unrecognized actuarial gain or loss	—	—
Unrecognized prior service cost	—	—

Net retirement benefit obligation	(9,931)	(8,732)

Prepaid pension costs	—	—

Accrued retirement benefits	$(9,931)	$(8,732)

Pension expenses for the years ended December 31, 2011 and 2012 were $3,026 thousand and $2,971 thousand, respectively, consisting of service costs of $2,072 thousand and $1,822 thousand, respectively.

The assumptions and policies adopted in accounting for retirement benefit plans were summarized as follows for the years ended December 31, 2011 and 2012.

	December 31, 2011	December 31, 2012
Item	Method
Method of allocation for estimated retirement benefit obligation to each period	The straight-line method over the estimated years of service of the eligible employees	The straight-line method over the estimated years of service of the eligible employees
Discount rate	Mainly for non-Japanese subsidiaries: 10%	Mainly for non-Japanese subsidiaries: 9%
Expected rate of return on plan assets	Mainly for non-Japanese subsidiaries: 12%	Mainly for non-Japanese subsidiaries: 9%

6. Income Tax

As of December 31, 2011 and 2012, the principal items of tax effects on temporary differences giving rise to deferred tax assets and liabilities were as follows:

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Deferred tax assets:
Net operating loss carry forwards	$7,499	$12,058
Accrued retirement benefits	798	381
Allowance for doubtful receivables	16,632	5,059
Accrued bonuses	772	889
Investment securities valuation loss	707	404
Unrealized intercompany profits	2,303	2,206
Rebate accrual of a non-Japanese subsidiary	12,182	16,609
Capitalized inventory costs of a non-Japanese subsidiary	1,788	—
Labor claim of a non-Japanese subsidiary	1,093	624
Other tax effects on temporary differences of non-Japanese subsidiaries	21,572	17,199

Total deferred tax assets	65,346	55,429
Deferred tax liabilities:
Goodwill	—	—
Undistributed earnings of non-Japanese subsidiaries	33,213	21,864
Fair value adjustments on acquisition	304,708	204,493
Other tax effects on temporary differences	90	16,239

Total deferred tax liabilities	338,011	242,596

Net deferred tax liabilities	$272,665	$187,167

Deferred tax balances are contained in the following items in the consolidated balance sheets.

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Deferred tax assets—current	$26,138	$34,962
Deferred tax assets—non-current	39,208	20,467
Deferred tax liabilities—current	33,290	34,003
Deferred tax liabilities—non-current	304,721	208,593

Reconciliation items were not provided at both December 31, 2012 and 2011 since the income before income tax and noncontrolling interests for each year was negative.

7. Short-Term and Long-Term Financial Debt

Short-term and long-term financial debt at December 31, 2011 and 2012 consisted of the following:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Short-term loans payable	$96,051	$60,903
Current portion of long-term loans payable	97,800	89,201
Current portion of lease obligations	515	416
Long-term loans payable, excluding current portion	1,633,393	1,445,253
Lease obligations, excluding current portion	939	705

The average interest rates of short-term loans payable, the current portion of long-term loans payable and long-term loans payable excluding the current portion were 2.67%, 2.82% and 3.58%, respectively.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturities of long-term loans payable and lease obligations as of December 31, 2012 were as follows:

Year ending December 31,	Long-term loans payable	Lease obligations
	(U.S. dollars in thousands)
2014	$91,291	$358
2015	928,944	243
2016	425,018	92
2017	—	12

	$1,445,253	$705

8. Significant Changes in Equity

Arysta Corporation issued additional shares of common stock to its shareholder on May 30, 2012. In accordance with the share allotment, common stock increased by $38,623 thousand and capital surplus increased by $38,623 thousand, respectively.

9. Shareholder’s Equity

Arysta Corporation is subject to the Companies Act of Japan, which requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to capital surplus.

10. Selling, General and Administrative Expenses

Significant expenses included within selling, general and administrative expenses for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Amortization of goodwill	$80,121	$74,214
Employees’ salaries	77,609	81,365
Depreciation and amortization	80,661	82,651
Research and development costs	9,908	10,796

11. Loss from discontinued business

Arysta Corporation decided to discontinue the Midas business except for some specific geographical areas. Details of this loss were as follows:

December 31,
2012
(U.S. dollars in thousands)
Impairment loss on licenses and rights	$154,705
Restructuring expenses on discontinuing business	8,088

Total	$162,793

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Impairment

Grouping of assets

Arysta Corporation groups intangible assets (licenses and rights) used for global crop protection business by each active ingredient.

Assets held for disposal are segregated from other asset groups.

Measurement of recoverable amount

Recoverable amounts are measured at their estimated net sale value.

Impairment losses for the year ended December 31, 2011

For the year ended December 31, 2011, Arysta Corporation recorded impairment losses in respect of the following:

Process of impairment recognition

Arysta Corporation wrote down to their recoverable amounts the book values of licenses and rights related to businesses not expected to maintain their advantages in the market or in order to improve revenue efficiency. The impairment loss of $440 thousand was recorded in extraordinary losses.

Details of impairment loss and category of fixed assets

	Description	Category	Location	Amount (U.S. dollars in thousands)
Impairment loss	Business assets	Licenses and rights	South Africa	440

			Total	$440

Impairment losses for the year ended December 31, 2012

For the year ended December 31, 2012, Arysta Corporation recorded impairment losses in respect of the following:

Process of impairment recognition

In order to improve efficiency, Arysta Corporation decided to discontinue or downsize some crop protection businesses that are not expected to maintain their advantage in the market or to improve revenue efficiency. As a result, Arysta Corporation wrote down the book values of licenses and rights or assets related to these crop protection businesses to their recoverable amounts. The impairment loss of $198,078 thousand was recorded as extraordinary losses.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of impairment loss and category of fixed assets

	Description	Category	Location	Amount (U.S. dollars in thousands)
Impairment loss	Business assets	Licenses and rights	Global	$1,211
Impairment loss	Business assets	Licenses and rights	USA	1,373
Impairment loss	Idle assets	Licenses and rights	USA	4,568
Impairment loss	Business assets	Land	Brazil	1,460

			Subtotal	8,612

Loss on discontinued business	Business assets	Licenses and rights	Global	154,705
Loss on restructuring of subsidiary	Business assets	Goodwill	Russia	34,761

			Total	$198,078

13. Loss on restructuring of subsidiary

Arysta Corporation recognized a restructuring loss of operations in Russia, including the subsidiaries of FES. Details were as follows:

December 31,
2012
(U.S. dollars in thousands)
Provision for bad debt	$10,210
Valuation loss on inventories	5,642
Legal and other administrative expenses	2,933
Impairment loss on goodwill	34,760

Total	$53,545

14. Other Comprehensive Income

Reclassifications and tax effects allocated to each component of other comprehensive income were as follows:

	December 31, 2012
	Amount arising during the year	Reclassification adjustments	Amount before tax effect	Tax effect	Net-of- tax effect
	(U.S. dollars in thousands)
Net unrealized losses on securities	$786	$0	$786	$(561)	$225
Foreign currency translation adjustments	56,316	—	56,316	—	56,316
Share of other comprehensive income of investees under the equity method	961	—	961	—	961

Total other comprehensive income	$58,063	$0	$58,063	$(561)	$57,502

15. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2012 consisted of the following:

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Cash and bank deposits	$97,479	$107,173

Less deposits with maturities over three months	(7,242)	(1,051)

	$90,237	$106,122

16. Financial Instruments

Status of financial instruments

Policy for financial instruments

In consideration of plans for capital investment, the Group raises funds mainly through borrowings from financial institutions including banks. The Group limits their fund management only to short-term deposits. The Group uses derivatives for the purpose of reducing the fluctuation risk of foreign currency exchange rates and interest rates, and does not enter into derivative transactions for speculative purposes.

Details of financial instruments and related risks

Trade receivables - notes and accounts receivable are exposed to credit risks in relation to customers.

Trade receivables dominated in foreign currencies, which arise from non-Japanese operations, are exposed to exchange rate fluctuation risks.

Trade payables - notes and accounts payable have payment due dates within one year. Those denominated in foreign currencies are exposed to foreign currency exchange risk.

Short-term loans payable are taken out principally for the purpose of operating activities.

The current portion of long-term loans payable, long-term loans payable and lease obligations under finance leases are mainly utilized to procure capital investment.

Agreements relating to short-term loans payable, current portion of long-term loans payable and long-term loans payable include financial covenants.

For derivatives, to avoid adverse effect of fluctuations of the market risk associated with changes in foreign currency exchange rates inherent in their foreign currency denominated assets and liabilities, the Group enters into forward foreign exchange contracts and currency option contracts. The Group also enters into interest rate swap contracts and interest cap contracts to reduce interest rate fluctuation risk of loans payable.

Risk management of financial instruments

Monitoring of credit risk (the risk that customers or counterparties may default)

In accordance with internal policies, the Group periodically monitors due dates and outstanding balances of each customer. In addition, the Group is making efforts to identify and mitigate the risk of bad debts from customers who are having financial difficulties.

Monitoring of market risk (the risk arising from fluctuations in foreign exchange rates, interest rates, and others)

In order to reduce the foreign currency exchange risk arising from the receivables and payables dominated in foreign currencies, the Group enters into forward foreign exchange contracts and

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currency option contracts. The Group also enters into interest rate swap contracts and interest cap contracts to reduce interest rate fluctuation risk of loans payable.

In conducting and managing derivative transactions, the Group enters into derivative transactions in accordance with internal policies, which set authorization levels and limit on transaction volumes.

Monitoring of liquidity risk (the risk that the Group may not be able to meet its obligations on the due date)

Based on the Group’s internal policies, the persons responsible for cash flow management consistently monitor the Group’s cash flow status, prepare and update the Group’s financial plans on a timely basis and stabilize liquidity to manage liquidity risk.

Supplementary explanation of the estimated fair values of financial instruments

The fair value of financial instruments is based on their quoted market price, if available.

When there is no quoted market price available, fair value is reasonably estimated.

Since various assumptions and factors are reflected in estimating the fair value, different assumptions and factors could result in different fair values.

In addition, the notional amounts of the derivatives in Note 17 Derivatives are not necessarily indicative of actual market risk involved in derivative transactions.

Estimated fair values of financial instruments

The carrying values of financial instruments on the consolidated balance sheet and estimated fair values as of December 31, 2011 and 2012 are shown in the following tables. The following table does not include financial instruments for which it is extremely difficult to determine fair value (See note 2 below).

	December 31, 2011
	Reference	Carrying Value	Estimated Fair Value	Difference
	(U.S. dollars in thousands)
Cash and bank deposits	1	$97,479	$97,479	—
Notes and accounts receivable—trade	2	621,495
Allowance for doubtful receivables(a)		(13,995)

		607,500	607,500	—

Total assets		$704,978	$704,978	—

Notes and accounts payable—trade	1	$295,871	$295,871	—
Short-term loans payable	2	96,051	96,051	—
Current portion of long-term loans payable	3	97,800	97,800	—
Long-term loans payable	4	1,633,393	1,661,551	$28,158

Total liabilities		$2,123,116	$2,151,273	$28,158

Derivatives for which hedge accounting is not applied	2	$30,512	$30,512	—

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2012
	Reference	Carrying Value	Estimated Fair Value	Difference
	(U.S. dollars in thousands)
Cash and bank deposits	1	$107,173	$107,173	—
Notes and accounts receivable—trade	2	657,242
Allowance for doubtful receivables(a)	1	(22,118)

		635,124	635,124	—

Total assets		$742,296	$742,296	—

Notes and accounts payable—trade	1	$315,535	$315,535	—
Short-term loans payable	2	60,903	60,903	—
Current portion of long-term loans payable	3	89,201	89,201	—
Long-term loans payable	4	1,445,253	1,473,874	$28,621

Total liabilities		$1,910,892	$1,939,513	$28,621

Derivatives(b) for which hedge accounting is not applied	2	$(2,460)	$(2,460)	—

(a)	The value of notes and accounts receivable is shown at net value, after deducting allowance for doubtful accounts.

(b)	Assets and liabilities arising from derivative transactions are shown at net value.

Methods to determine the estimated fair value of financial instruments and other matters related to derivative transactions.

Assets

(1) Cash and bank deposits

Since these items are settled in a short period of time, their carrying value approximates fair value.

(2) Notes and trade accounts receivable

Since these items are in normal operating cycle and settled in a short period of time, their carrying value approximates fair value.

Liabilities

(1) Notes and trade accounts payable

Since these items are settled in a short period of time, their carrying value approximates fair value.

(2) Short-term loans payable and (3) Current portion of long-term loans payable

Since these items use variable interest rates and are settled in a short period of time, their carrying value approximates fair value.

(4) Long-term loans payable

Since variable interest rates of certain long-term loans payable are determined based on current interest rate in a short period of time and the financial creditability of the Group has been stable, their carrying value approximates fair value.

The fair value of long-term loans payable with fixed interest rate are based on the total of principal and interest discounted by the interest rate to be applied if similar new borrowings were entered into.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives

See Note 17 Derivatives.

Financial instruments for which it is extremely difficult to determine fair value as of December 31, 2011 and 2012 were as follows:

	December 31
	2011	2012
	Carrying Value
	(U.S. dollars in thousands)
Investment securities, unlisted shares(1)	$10,059	$3,315
Investments in limited liability companies(1)	9,287	11,850

Total	$19,346	$15,165

(1)	Because no quoted market price is available and it is extremely difficult to determine fair value, they are not included in the estimated fair value table above.

The maturity schedule for receivables with maturities at December 31, 2011 and 2012 was as follows:

	December 31, 2011
	Due in One Year or Less	Due after One Year through Five Years	Due after Five Years through Ten Years	Due after Ten Years
	(U.S. dollars in thousands)
Cash and bank deposits	$97,479	—	—	—
Notes and accounts receivable	620,080	$1,415	—	—

Total	$717,559	$1,415	—	—

	December 31, 2012
	Due in One Year or Less	Due after One Year through Five Years	Due after Five Years through Ten Years	Due after Ten Years
	(U.S. dollars in thousands)
Cash and bank deposits	$107,173	—	—	—
Notes and accounts receivable	654,597	$2,645	—	—

Total	$761,770	$2,645	—	—

For the maturity schedule for long-term loans payable with maturities at December 31, 2012, see Note 7 Short-Term and Long-Term Financial Debt.

17. Derivatives

To avoid the adverse effect of fluctuations of the market risk associated with changes in foreign currency exchange rates and interest rates, Arysta Corporation and certain of its consolidated subsidiaries enter into foreign exchange contracts, currency option contracts, interest rate swap contracts and interest cap contracts. The Group utilizes these derivative transactions to reduce the risk inherent in their foreign currency denominated assets and liabilities. All derivative financial instruments are held for hedging purposes.

Arysta Corporation established limits to the type and amount of derivative transactions which can be entered into and based on this internal regulation, the transactions entered into by the Group and the control thereof, is transparent within Arysta Corporation. Further, as part of these internal

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

regulations, there is a clear segregation of duties between the persons responsible for carrying out the transactions and the person responsible for control of the derivative transactions.

Although Arysta Corporation and certain of its consolidated subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by selecting counterparties with high credit ratings.

The contract value in the following table shows only the nominal amount, and does not necessarily indicate the market risk and/or credit risk of the derivative transitions.

The following tables summarize the market value information as of December 31, 2011 and 2012 of derivative transactions to which hedging accounting have not been applied.

	December 31,
	2011			2012
	Contract value	Fair value	Unrealized gains/(losses)	Contract value	Fair value	Unrealized gains/(losses)
	(U.S. dollars in thousands)
Forward exchange contracts:
Selling:
U.S. dollar	$29,766	$(875)	$(875)	$45,692	$(1,640)	$(1,640)
Euro	3,435	116	116	2,264	(185)	(185)
Other	502	(13)	(13)	266	(12)	(12)
Buying:
U.S. dollar	39,748	1,647	1,647	45,253	1,917	1,917
Euro	3,074	(116)	(116)	6,260	474	474
Other	—	—	—	12	0	0

Currency option contracts:
Buying put:
U.S. dollar	47,003	41,472	(5,531)	1,698	612	(1,086)

Total	$123,528	$42,231	$(4,772)	$101,445	$1,166	$(532)

U.S. dollar buying call currency option contracts that had more than one year duration at December 31, 2011 and 2012 were $47,003 thousand and $1,698 thousand, respectively.

Calculation of fair value was based on the forward exchange rate.

	December 31, 2011
	Contract value	Contract value more than one year	Fair value	Unrealized gains/(losses)
	(U.S. dollars in thousands)
Interest rate swap contracts:
Fixed/paid—variable/received	$879,663	$879,663	$(12,503)	$(12,503)

Interest cap contracts:
Buying	$7,911	$7,911	$785	$(7,126)

Total	$887,574	$887,574	$(11,718)	$(19,629)

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2012
	Contract value	Contract value more than one year	Fair value	Unrealized gains/(losses)
	(U.S. dollars in thousands)
Interest rate swap contracts:
Fixed/paid—variable/received	$755,567	$462,000	$(5,613)	$(5,613)

Interest cap contracts:
Buying	$7,103	$7,103	$1,987	$(5,117)

Total	$762,670	$469,103	$(3,626)	$(10,730)

Calculation of fair value was based on the prices that were presented from the financial institutions.

There were no derivative transactions to which hedging accounting have been applied as of December 31, 2012 and 2011.

18. Lease Transactions

Finance Leases

As described in Note 2 “Leased assets”, the Group has applied the revised accounting standard for lease transactions to recognize leased assets and lease obligations on the balance sheet. However, with regard to lease transactions where ownership of leased assets does not transfer to the lessee and which commenced before December 31, 2008, some consolidated subsidiaries treat such leases as operating leases.

As of December 31, 2012, leased assets included in tangible fixed assets included production facility (machinery and transport equipment), and leased assets included in intangible fixed assets mainly consisted of software.

Certain of Arysta Corporation’s finance lease transactions initiated prior to January 1, 2009 do not transfer ownership of the leased property to the lessee and therefore have been accounted for as operating leases as of December 31, 2011 and 2012. The following amounts have been provided for information purposes reflecting these transactions as finance leases.

	December 31, 2011
	Machinery and transport equipment	Software	Total
	(U.S. dollars in thousands)
Acquisition costs	$1,003	$64	$1,067
Accumulated depreciation	798	51	849
Book value and future lease payment amount	206	13	219

	December 31, 2012
	Machinery and transport equipment	Software	Total
	(U.S. dollars in thousands)
Acquisition costs	$474	$46	$520
Accumulated depreciation	381	35	416
Book value and future lease payment amount	92	12	104

Acquisition cost is fully depreciated by the straight-line method based over the lease period.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Future lease payments:
Due within one year	$103	$81
Due within more than one year	116	23

	$219	$104

Annual lease payments, write-off of a portion of the liability recorded for impairment losses on leased assets and depreciation expenses relating to finance leases without the transfer of ownership for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Annual lease payments	$213	$100
Depreciation expenses	213	100

Noncancelable operating leases

Lease payments for noncancelable operating lease transactions as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Future lease payments:
Due within one year	$1,968	$2,449
Due in more than one year	4,001	3,534

	$5,969	$5,983

19. Contingent Liabilities

As of December 31, 2011 and 2012, Arysta Corporation provided guarantees for the following customers relating to their bank loans.

	December 31, 2011		December 31, 2012
	(U.S. dollars in thousands)		(U.S. dollars in thousands)
Coop. Agric. Mista De Adamantina	$3,910	Coop. Plant. De Cana Oeste Estado SP.	$4,689
Coop. Plant. De Cana Oeste Estado SP	3,344	Coop. Plant. De Cana Do Estado SP	4,597
Coop. Dos Cafeic. E Citric. De S.P	2,856	Coop. Agric. Mista De Adamantina	2,067
Coop. Plant. De Cana Oeste Estado S.P	1,711	Coopercitrus Coop. De Prod. Rudais	1,929
Defenor Defensivos Nordeste Ltda	1,196	JC Florindo & Cia Ltda	2,703
Other	12,722	Other	28,425

	$25,739		$44,410

Guarantee obligations denominated in foreign currencies have been translated at the year-end rate.

The balances of discounted and endorsed trade notes as of December 31, 2011 and 2012 were $7,860 thousand and $8,997 thousand, respectively.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Segment Information

Reportable Segments

The reportable segments of the Group are components for which discrete financial information is available and whose operating results are regularly reviewed by the board of directors to make decisions about resource allocation and to assess performance.

The Group is primarily engaged in the crop protection business, and business performances are aggregated according to business areas and such aggregated business areas are disclosed as reportable segments. Arysta Corporation changed their reportable segments based on the locational proximity, from prior four segments: (1) Europe, Africa and Middle East, (2) North America, (3) South America and (4) Japan and Asia, to: (1) Europe, Africa and Middle East, (2) North America, (3) Latin America and (4) Japan and Asia.

Accounting policies of the reportable segments are consistent with those described in Note 2 Summary of Significant Accounting Policies. Segment income is based on operating income before depreciation of property and equipment, amortization of intangible assets and amortization of goodwill. Intersegment sales or transfers are based on prevailing market price.

Arysta Corporation does not allocate assets to reportable segments.

The reportable segments information of the Group for the years ended December 31, 2011 and 2012 were summarized as follows:

	December 31, 2011
	Europe, Africa and Middle East	North America	Latin America	Japan and Asia(1)	Total
	(U.S. dollars in thousands)
Sales to:
External customers	$480,598	$240,424	$491,787	$369,798	$1,582,607
Intersegment or transfers	60,254	20,796	98,041	3,102	182,193

Total sales	540,852	261,220	589,828	372,900	1,764,800

Segment income	78,551	57,767	127,113	67,588	331,018

Other items:
Depreciation and amortization	12,533	17,016	5,852	4,684	40,085
Amortization of goodwill	3,127	741	2,851	—	6,719

	December 31, 2012
	Europe, Africa and Middle East	North America	Latin America	Japan and Asia(1)	Total
	(U.S. dollars in thousands)
Sales to:
External customers	$474,626	$213,367	$575,349	$386,233	$1,649,575
Intersegment or transfers	25,874	14,603	133,550	79,656	253,683

Total sales	500,500	227,970	708,899	465,889	1,903,258

Segment income	73,090	40,402	152,359	73,153	339,004

Other items:
Depreciation and amortization	13,342	14,316	5,941	4,980	38,579
Amortization of goodwill	3,794	736	2,858	12	7,400

(1)	Japan and Asia segment includes the subsidiaries that are engaged in the Life Sciences business.

(2)

Segment assets and liabilities are not included in the segment information because those assets and liabilities are not regularly reviewed by the board of directors to make decisions about resource, allocation and to assess performance.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The adjustments between reportable segments information and consolidated financial statements information of the Group for the years ended December 31, 2011 and 2012 were summarized as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Sales:
Total reportable segments	$1,764,800	$1,903,258
Elimination	(182,193)	(253,683)
Others	(3,064)	(5,366)

Consolidated	$1,579,543	$1,644,209

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Segment income:
Total reportable segments	$331,018	$339,004
Corporate cost(1)	(36,506)	(44,034)
Elimination	(8,113)	4,244
Others	(37)	(2,009)

Sub-total(2)	286,362	297,205

Depreciation and amortization	(86,914)	(87,681)
Amortization of goodwill	(80,121)	(74,214)

Consolidated operating income	$119,327	$135,310

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Depreciation and amortization:
Total reportable segments	$40,085	$38,592
Adjustments	46,829	49,089

Consolidated	$86,914	$87,681
Amortization of goodwill:
Total reportable segments	$6,719	$7,389
Adjustments	73,402	66,825

Consolidated	$80,121	$74,214

(1)	“Corporate cost” consists of headquarter- related costs, such as costs recorded in Arysta Corporation’s general affairs department, accounting department and other departments.

(2)	“Sub-total” consists of operating income before depreciation and amortization, and amortization of goodwill.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Information for Reportable Segments

The geographical information for the Group for the year ended December 31, 2012 was summarized as follows:

	Europe	Latin America	North America	Africa	Japan	Asia and others	Total
	(U.S. dollars in thousands)
Sales(1)	$374,476	$470,544	$336,570	$124,651	$220,694	$117,274	$1,644,209
Tangible fixed assets(2)	25,757	22,130	4,100	16,066	2,587	5,671	76,311

(1)	Regarding sales, Latin America mainly consists of $356,902 thousands of sales in Brazil, and North America mainly consists of $171,892 thousands of sales in the United States.

(2)

Regarding tangible fixed assets, Europe mainly consists of $20,721 thousands of assets in France, Latin America mainly consists of $10,996 thousands of assets in Brazil, and Africa mainly consists of $11,931 thousands of assets in South Africa.

The supplemental reportable segments information for the Group for the year ended December 31, 2012 was summarized as follows:

	Europe, Africa and Middle East	North America	Latin America	Japan and Asia(1)	Corporate and eliminations	Total
	(U.S. dollars in thousands)
Impairment loss	$34,760	$5,879	$1,460	$62	$155,916	$198,077
Goodwill, net of accumulated amortization	2,876	9,783	13,802	—	923,423	949,884

(1)	Japan and Asia segment includes the subsidiaries that are engaged in the Life Sciences business.

21. Related Party Disclosures

There were no related party transactions for the year ended December 31, 2011 and December 31, 2012.

Information for the significant associated company as of December 31, 2011 and 2012 were as follows:

Sort of related party	Name	Location
Parent company	Industrial Equity Investments Ltd.	Dublin, Ireland

22. Earnings and Equity per Share

Net loss and equity per share for the years ended December 31, 2012 and 2011 are summarized as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Net assets per share	$0.006	$0.004
Net loss per share—Basic	(0.001)	(0.003)

Diluted net income per share was not disclosed for the years ended December 31, 2011 and 2012 because the net income was negative and potentially dilutive securities were not issued.

ARYSTA LIFESCIENCE CORPORATION
AND ITS CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The computations of net assets per share for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Total net assets	$736,841	$504,389
Amounts deducted from the total net assets	23,424	28,863

(Noncontrolling interests)	(23,424)	(28,863)

Net assets available to common stockholders	713,417	475,526

Number of shares of common stock used for calculation of the net assets per share	118,798,610,001	125,486,850,001

The computations of basic net loss per share for the years ended December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
	(U.S. dollars in thousands)
Numerator for basic net loss per share:
Net loss	$(125,179)	$(319,433)
Income not available to common stockholders	—	—

Loss available to common stockholders	(125,179)	(319,433)

Denominator for basic net loss per share:
Weighted average number of shares	118,798,610,001	122,745,768,034

23. Stock Option Plans

There were no stock option plans for the years ended December 31, 2011 and 2012.

24. Subsequent Event

There were no subsequent events for the year ended December 31, 2012.

Through and including                   , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

 Shares

Arysta LifeScience plc

Ordinary Shares

PROSPECTUS

Morgan Stanley			J.P. Morgan
Citigroup	Deutsche Bank Securities	HSBC	Nomura	Jefferies
Piper Jaffray		Macquarie Capital	Rabo Securities

 , 2014

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors, officers and employees

We expect to enter into indemnification agreements with our officers and directors prior to the consummation of this offering. These indemnification agreements will provide, among other things, that we will indemnify our officers and directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements that they may be required to pay in actions or proceedings which they are or may be made a party by reason of any such person’s position as a director, officer or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

Item 7. Recent sales of unregistered securities

None.

Item 8. Exhibits and financial statement schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Memorandum of Association.
3.2*	Form of Amended and Restated Articles of Association.
4.1*	Form of Ordinary Share Certificate.
5.1*	Opinion of A&L Goodbody, Irish counsel for the Registrant, as to the legality of the ordinary shares.
10.1*

First Lien Credit and Guaranty Agreement, dated May 30, 2013, by and among Arysta LifeScience SPC, LLC, Arysta LifeScience Canada, Inc., Arysta LifeScience Corporation, Arysta LifeScience U.K. Holdings Limited, Arysta LifeScience U.K. Limited, Industrial Equity Investments Limited, the Other Guarantors Party Thereto, the Several Lenders from Time to Time Parties Thereto, and JPMorgan Chase Bank, N.A.

10.2*

First Amendment to First Lien Credit and Guaranty Agreement, dated May 24, 2014, by and among Arysta LifeScience Limited, Arysta LifeScience SPC, LLC, Arysta LifeScience Canada, Inc., the Subsidiary Guarantors listed on the signature pages thereto, and JPMorgan Chase Bank, N.A.

10.3*

Second Lien Credit and Guaranty Agreement, dated May 30, 2013, by and among Arysta LifeScience SPC, LLC, Arysta LifeScience Corporation, Arysta LifeScience U.K. Holdings Limited, Arysta LifeScience U.K. Limited, Industrial Equity Investments Limited, the Other Guarantors Party Thereto, the Several Lenders from Time to Time Parties Thereto, and Citibank, N.A.

10.4*	First Amendment to Second Lien Credit and Guaranty Agreement, dated February 19, 2014, by and among Arysta LifeScience SPC, LLC and the other Loan Parties party thereto and Citibank, N.A.
10.5*	Consultancy Agreement, dated December 15, 2008, by and between Arysta LifeScience Corporation and Permira Advisors K.K.
21.1*	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young ShinNihon LLC.
23.2*	Consent of A&L Goodbody (included in Exhibit 5.1).

*	To be filed by amendment.

(b) Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

•

To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•

That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland on this day of September 9, 2014.

ARYSTA LIFESCIENCE LIMITED

By:	/s/ WAYNE HEWETT Wayne Hewett President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of ARYSTA LIFESCIENCE LIMITED whose signature appears below hereby appoints Robert Lence, Rudolf van Houten and Wayne Hewett, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462 of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WAYNE HEWETT Wayne Hewett	President and Chief Executive Officer (principal executive officer)	September 9, 2014
/s/ RUDOLF VAN HOUTEN Rudolf van Houten	Chief Financial Officer (principal financial officer and principal accounting officer)	September 9, 2014
/s/ JOHN COYLE John Coyle	Director	September 9, 2014
/s/ ALEXANDRE EMERY Alexandre Emery	Director	September 9, 2014
/s/ MICHAEL KIRBY Michael Kirby	Director	September 9, 2014
/s/ CHRISTOPHER RICHARDS Christopher Richards	Director	September 9, 2014
/s/ JOHN TURNER John Turner	Director	September 9, 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 on this day of September 9, 2014.

ARYSTA LIFESCIENCE MANAGEMENT COMPANY, LLC

By:	/s/ ROBERT LENCE Robert Lence Manager